Confidential Draft No. 5 as confidentially submitted to the U.S. Securities and Exchange Commission on January 14, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JINGRUI WANG PU HOLDINGS GROUP LTD.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	5064	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Room 402, Guangfu United International Center,

Ningwei Street, Xiaoshan District,

Hangzhou, Zhejiang Province, 311215

+86 (21) 63087358

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[principal office address]

[Tel]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

Ying Li, Esq. Joan Wu, Esq. Brian B. Margolis, Esq. Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 212-202-6380	William S. Rosenstadt, Esq. Jason “Mengyi” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION	PRELIMINARY PROSPECTUS DATED JANUARY 14, 2025

[●] Class A Ordinary Shares

Jingrui Wang Pu Holdings Group Ltd.

This is an initial public offering on a firm commitment basis of our class A ordinary shares, par value $0.0005 per share (“Class A Ordinary Shares”). Prior to this offering (the “Offering”), there has been no public market for our Class A Ordinary Shares or our Class B ordinary shares, par value $0.0005 per share (“Class B Ordinary Shares”). We expect the initial public offering price of our Class A Ordinary Shares to be in the range of $[●] to $[●] per share. The Offering is being made on a “firm commitment” basis by Eddid Securities USA Inc., or the “Representative.” See “Underwriting” for more information.

We have reserved the symbol JRWP for purposes of listing our Class A Ordinary Shares on the Nasdaq Capital Market (“Nasdaq”) and have applied to list our Class A Ordinary Shares on Nasdaq. At this time, Nasdaq has not approved our application to list our Class A Ordinary Shares. It is a condition to the closing of this offering that the Class A Ordinary Shares qualify for listing on a national securities exchange such as Nasdaq, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Our authorized share capital is $50,000 divided into 90,000,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares, and we have 13,000,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares issued and outstanding, respectively. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of our Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

As of the date of this prospectus, Mr. Haojia Liu beneficially owns 85.18% of the aggregate voting power of our total issued and outstanding share capital. Following the completion of this offering, Mr. Haojia Liu, will beneficially own approximately [●]% of the aggregate voting power of our total issued and outstanding share capital, assuming no exercise of the underwriters’ over-allotment option, or approximately [●]% assuming full exercise of the underwriters’ over-allotment option. As of the date of this prospectus, Mr. Liu can, and, after the completion of the Offering, Mr. Liu will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of memorandum and articles of association and approval of certain major corporate transactions.  As a result, we will be deemed a “controlled company” under Nasdaq Marketplace Rule 5615(c). However, even if we are deemed as a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Marketplace Rules. See “Prospectus Summary—Controlled Company,” “Risk Factors,” and “Management—Controlled Company.”

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying our Class A Ordinary Shares.

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct all of our operations through the following entities, collectively referred to as the PRC operating entities and individually referred to as a PRC operating entity: (1) Dongying Yiqun Commerce and Trade Co., Ltd. (“Dongying Yiqun”); (2) Zibo Lunsheng Commerce and Trade Co., Ltd. (“Zibo Lunsheng”); (3) Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd. (“Ji’nan Zhongyue”); (4) Shandong Yangxin Hongtai Commerce and Trade Co., Ltd. (“Shandong Yangxin”); (5) Beijing Jinnuo Baizhi Technology Co., Ltd. (“Beijing Jinnuo”), the wholly-owned subsidiary of Zhejiang Jingrui Wangpu Quanwu Household Appliance Group Co., Ltd. (“Zhejiang JRWP Quanwu”); (6) Beijing Kangzhuang Shangde Enterprise Management Co., Ltd. (“Beijing Management Co”), the wholly-owned subsidiary of Zhejiang JRWP Quanwu; (7) Jingrui Wangpu (Shandong) Commercial Operation Management Co., Ltd. (“Jingrui Wangpu Shandong”), the wholly-owned subsidiary of Beijing Management Co. Zhejiang JRWP Quanwu also owns 67% equity in Shanghai Jingqi Ruiling Digital Technology Co., Ltd. (“Shanghai Jingqi”); (8) Binzhou Jingrui Wangpu E-Commerce Co., Ltd. (“Binzhou Jingrui Wangpu”); (9) Yangxin Jingrui Wangpu E-Commerce Co., Ltd. (“Yangxin Jingrui Wangpui”); and (10) Zhejiang Jingrui Wangpu Quanwu Household Appliance Group Co., Ltd. (“Zhejiang JRWP Quanwu”). Zibo Lunsheng, Shandong Yangxin, Ji’nan Zhongyue, Dongying Yiqun, and Zhejiang JRWP Quanwu are the variable interest entities (the “VIEs”). Beijing Jinnuo, Shanghai Jingqi, and Beijing Management Co and its subsidiaries are collectively referred to as the VIE Subsidiaries. We control and receive the economic benefits of the VIEs and the VIE Subsidiaries through certain contractual arrangements (the “VIE Agreements”), which enable us to consolidate the financial results of the VIEs and their subsidiaries in our consolidated financial statements under U.S. GAAP, and the VIE structure involves unique risks to investors. The VIEs contributed 100% of the Company’s consolidated results of operations and cash flows for the years ended March 31, 2023 and accounted for 100% of the consolidated total assets and liabilities as of March 31, 2023. During the year ended March 31, 2024, the Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial only recorded immaterial amount of assets and liabilities (including cash of $859, prepaid expense of $30,021, accrued expense of $29,619 and due to related parties of $20,010 as of March 31, 2024). In addition, there was no revenue generated by the Company, Bai Zhi HK and the WFOE during the fiscal year ended March 31, 2024. Operating expenses and net loss reported by the Company, Bai Zhi HK and the WFOE amounted to approximately $331,520 for the year ended March 31, 2024. As of September 30, 2024, the Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial only recorded immaterial amount of assets and liabilities (including cash of $6,691, prepaid expense of $277,813, due from related parties of $14,478, and due to related parties of $136,450 as of September 30, 2024). In addition, there was no revenue generated by the Company, Bai Zhi HK and the WFOE during the six months ended September 30, 2024, operating expenses and net loss reported by the Company, Bai Zhi HK and the WFOE amounted to approximately $351,421 for the six months ended September 30, 2024. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operating results and cash flows of the VIEs and the VIEs’ subsidiaries as of and for the year ended March 31, 2024, and as of the six months ended September 30, 2024. Our Class A Ordinary Shares offered in this offering are shares of Jingrui Wang Pu Holdings Group Ltd., the offshore holding company, instead of shares of the PRC operating entities. The VIE structure provides opportunities to foreign investment in PRC-based companies where PRC law prohibits direct foreign investment. For a description of the VIE Agreements, see “Prospectus Summary—Our Corporate Structure—Our VIE Agreements.” As a result of our use of the VIE structure, you may never directly hold equity interests in the VIEs or the VIE Subsidiaries.

Because we do not directly hold equity interests in the VIEs or its subsidiaries, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles and the validity and enforcement of the VIE Agreements among our wholly-owned PRC subsidiaries, the VIEs, the VIE Subsidiaries and the shareholders of the VIEs. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Class A Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this prospectus. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in the PRC—Our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.”

We are subject to certain legal and operational risks associated with being based in China, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIEs and the VIE Subsidiaries, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, Beijing DOCVIT Law Firm (“DOCVIT”), as of the date of this prospectus, we, our subsidiaries, and the VIEs and the VIE Subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures.  As confirmed by our PRC counsel, DOCVIT, we are not subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” under the Cybersecurity Review Measures that became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures  ; we are also not subject to network data security review by the CAC if the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”) are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Regulations for the Administration of Network Data Security (Exposure Draft) (the “Security Administration Draft”). See “Risk Factors—Risks Relating to Doing Business in the PRC—The PRC operating entities may become subject to different laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. They may be liable for improper use or appropriation of personal information provided by their customers.” See also “Risk Factors—Risks Relating to Doing Business in the PRC—The PRC government exerts substantial influence over the manner in which the PRC operating entities conduct their business activities. The PRC government may also intervene or influence the PRC operating entities’ operations and this offering at any time, which could result in a material change in the PRC operating entities’ operations and our Class A Ordinary Shares could decline in value or become worthless.”

On February 17, 2023, the China Securities Regulatory Commission (the “CSRC”) promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the “Trial Administrative Measures,” and five supporting guidelines (collectively, the “New Administrative Rules Regarding Overseas Listings”), which came into effect on March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within three working days after the offering is completed. We filed with the CSRC on May 9, 2024, received the first round of comments from the CSRC on June 4, 2024 and responded to CSRC's comments on July 15, 2024, and received the second round of comments from the CSRC on August 27, 2024 and responded on September 6, 2024. Upon the occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of such event. If the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China. Based on the advice of our PRC counsel, DOCVIT, as the PRC operating entities accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the last two fiscal years ended March 31, 2024 and 2023, and the key components of our operations are carried out in the PRC, this offering is considered an indirect offering by domestic companies and we are therefore subject to the filing requirements for this offering under the New Administrative Rules Regarding Overseas Listings. Based on the foregoing, we will be required to complete necessary filing procedures pursuant to the Trial Administrative Measures. This offering is contingent upon the completion of our filing with and the receipt of approval from the CSRC. See “Risk Factors—Risks Relating to Doing Business in the PRC—The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with this offering under PRC laws, regulations, and rules” and “Regulations—Regulations on Overseas Listings.” However, we cannot assure you that we will be able to complete the filings for this offering. Since these statements and regulatory actions are newly published, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors—Risks Relating to Doing Business in the PRC,” and “Risk Factors—Risks Related to this offering” for more information. Notwithstanding the foregoing, as of the date of this prospectus, according to DOCVIT, except for the filing procedures with the CSRC and reporting of relevant information according to the Trial Administrative Measures, no relevant PRC laws or regulations in effect require that we obtain permits from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs to obtain regulatory approval from Chinese authorities before listing in the U.S. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act (the “HFCA Act”) if the Public Company Accounting Oversight Board (United States) (the “PCAOB”) is unable to inspect our auditors for two consecutive years beginning in 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, Simon & Edward, LLP (“Simon & Edward”), is an independent registered public accounting firm with the PCAOB located in the U.S. and has been inspected by the PCAOB on a regular basis, with the last inspection in April 2023. Our auditor is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. As a firm registered with the PCAOB, Simon & Edward is subject to laws in the United States which provide that the PCAOB shall conduct regular inspections to assess the auditor’s compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. As such, as of the date of this prospectus, this offering is not affected by the HFCA Act and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. If trading in our Class A Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the U.S. Securities and Exchange Commission (the “SEC”), the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, President Biden signed into law the Accelerating Holding Foreign Companies Accountable Act as a part of the legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the Class A Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.”

As of the date of this prospectus, our Company, our subsidiaries, and the VIEs have not distributed any earnings or paid any amounts owed under the VIE Agreements, nor do they have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As of the date of this prospectus, none of our subsidiaries or the VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders.  We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will rely on payments made from the VIE Subsidiaries to Zhejiang JRWP Quanwu and from Zhejiang JRWP Quanwu and other VIEs to Zhejing JRWP Industrial, pursuant to the VIE Agreements, and the distribution of such payments to Zhejiang Jingrui Wangpu Technology Holding Group Co., Ltd., or WFOE, from WFOE to Bai Zhi HK, and from Bai Zhi HK to our Company. As such, we have not instituted any cash management policies that dictate how funds are transferred among our Company, the subsidiaries, or the VIEs. See “Prospectus Summary—Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences” and “Prospectus Summary—Cash and Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs.” As of the date of this prospectus, no transfer of any other assets and dividend payments have occurred between our Company, our subsidiaries, and the VIEs. During the six months ended September 30, 2024 and during the fiscal year 2024, cash was transferred from the PRC operating entities to us, amounting to approximately $0.4 million and $0.3 million, respectively, and mainly used to pay professional service fees in connection with our anticipated offering. No cash transfer or transfer of other assets has occurred between our Company, our subsidiaries, and the VIEs during the fiscal year 2023. Funds were transferred among the VIEs and their subsidiaries, or the PRC affiliates, as intercompany loans, and used for working capital purposes and amounted to approximately $3.1 million, approximately $2.2 million and approximately $1.9 million as of September 30, 2024, March 31, 2024 and 2023, respectively. See “Prospectus Summary—Cash and Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs,” “Prospectus Summary—Selected Consolidated Financial Schedule of Jingrui Wang Pu, the VIEs, and the VIE Subsidiaries,” our audited consolidated financial statements for the fiscal years ended March 31, 2024 and 2023. To the extent cash or assets in the business is in PRC or Hong Kong or an entity incorporated in PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC regulatory authority to transfer cash or assets. See “Prospectus Summary—Cash and Asset Transfers Among Our Company, Our Subsidiaries, and the VIEs” and “Risk Factors—Risks Relating to Doing Business in the PRC—To the extent cash or assets in the business is in PRC or Hong Kong or an entity incorporated in PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC regulatory authority within their scope of authority to transfer cash or assets.”

Current PRC regulations permit our PRC subsidiary, Zhejing JRWP Industrial, to pay dividends to Bai Zhi HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Cash dividends, if any, on our Class A Ordinary Shares would be paid in U.S. dollars. The PRC government also imposes control on the conversion of Chinese currency, Renminbi, or “RMB,” into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange (“SAFE”) in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions, and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. Furthermore, if any PRC operating entity incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. Due to the above restrictions, if we are unable to receive payments from the PRC operating entities, we will not be able to pay dividends to our investors, should we desire to do so in the future. For further details, see “Prospectus Summary—Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences,” “Prospectus Summary—Cash and Asset Transfers Between Our Company, Our Subsidiaries, and the VIEs,” Summary of Risk Factors, “Risk Factors—Risks Relating to Doing Business in the PRC—We may rely on dividends and other distributions on equity paid by our PRC affiliates to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC affiliates to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Risk Factors—Risks Relating to Doing Business in the PRC—To the extent cash or assets in the business is in PRC or Hong Kong or an entity incorporated in PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC regulatory authority within their scope of authority to transfer cash or assets.” In the future, cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, may be transferred by us through our Hong Kong subsidiary to WFOE via capital contribution and loans subject to applicable regulatory approvals, as the case may be. WFOE then may transfer funds to the VIEs to meet the capital needs of their business operations.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page [●] of this prospectus for more information.

	Per Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Assumed Initial public offering price	$	$	$
Underwriting discounts(1)	$	$	$
Proceeds to us before expenses(2)	$	$	$

(1)	Represents underwriting discounts equal to 7% of the gross proceeds from the sale of the Class A Ordinary Share in this offering. This does not include a non-accountable expense allowance equal to 1% of the total gross proceeds received by us from the sale of the Class A Ordinary Shares offered by the issuer in this offering payable to the Representative. See the section titled “Underwriting” for all compensation to be paid to the underwriters.

(2)

We expect our total cash expenses for this offering (including cash expenses payable to the Representative for its out-of-pocket expenses) to be approximately $[●], exclusive of the above discounts. These payments will further reduce proceeds available to us before expenses.

In addition to the underwriting discounts listed above, we have agreed to issue, upon closing of this offering, warrants to the Representative, exercisable at any time and from time to time, in whole or in part, during the five-year period commencing six (6) months following the date of commencement of sales of Class A Ordinary Shares in this offering, entitling the representative to purchase five percent (5%) of the total number of Class A Ordinary Shares sold in this offering (excluding any Class A Ordinary Shares sold as a result of the exercise of the Representative’s over-allotment option) at a per share price equal to one hundred and twenty percent (120%) of the public offering price (the “Representative’s Warrants”), and will terminate on the fifth anniversary of the commencement of sales of the securities issued in this offering. The registration statement of which this prospectus is a part also covers the Representative’s Warrants and the Class A Ordinary Shares issuable upon the exercise thereof. See “Underwriting” for additional information regarding total underwriters’ compensation.

This offering is being conducted on a firm commitment basis. The Representative is obligated to take and pay for all of the Class A Ordinary Shares if any such shares are taken.

We have granted the underwriters an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the Class A Ordinary Shares to be offered by us pursuant to this offering (excluding Class A Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the underwriters exercise the option in full, the total underwriting discounts payable will be $[●] based on an assumed offering price of $[●] per Class A Ordinary Share, and the total gross proceeds to us, before underwriting discounts, non-accountable expense allowance, and expenses, will be $[●].

The underwriters expect to deliver the Class A Ordinary Shares against payment in U.S. dollars in New York, New York on or about [●], 2025.

Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Eddid Securities USA Inc.

Prospectus dated [●], 2025

i

ABOUT THIS PROSPECTUS

We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Class A Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriters have taken any action to permit a public offering of the Class A Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus or any filed free-writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Class A Ordinary Shares and the distribution of this prospectus or any filed free-writing prospectus outside the United States.

This prospectus may contain additional trademarks, service marks and trade names of others. Such trademarks, service marks and trade names are the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Bai Zhi HK” are to Bai Zhi International Group Limited (Hong Kong), a Hong Kong corporation, which is wholly owned by Jingrui Wang Pu;

●	“Beijing Jinnuo” are to Beijing Jinnuo Baizhi Technology Co. Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Zhejiang JRWP Quanwu;

●	“Beijing Management Co” are to Beijing Kangzhuang Shangde Company Management Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Zhejiang JRWP Quanwu;

●	“Binzhou Jingrui Wangpu” are to Binzhou Jingrui Wangpu E-commerce Co., Ltd., a limited liability company organized under the laws of the PRC. Beijing Management Co owns 70% of its equity;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Class A Ordinary Shares” are to Class A ordinary shares of Jingrui Wang Pu, par value $0.0005 per share;

●	“Class B Ordinary Shares” are to Class B ordinary shares of Jingrui Wang Pu, par value $0.0005 per share;

●	“Dongying Yiqun” are to Dongying Yiqun Commerce and Trade Co., Ltd., a limited liability company organized under the laws of the PRC;

●	“Jingrui Dian Xiao’er” are to the PRC operating entities’ (defined below) individual servers who can provide door-to-door services at customers’ places if requested, including selling electric appliances, maintaining and repairing electric appliances, and trading in customers’ old appliances for a new one they want;

●	“Ji’nan Zhongyue” are to Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd., a limited liability company organized under the laws of the PRC;

●	“Jingrui Wang Pu,” “we,” “us,” “our Company,” or the “Company” are to Jingrui Wang Pu Holdings Group Ltd., an exempted company with limited liability incorporated under the laws of Cayman Islands;

●	Jingrui Wangpu Shandong are to Jingrui Wangpu (Shandong) Commercial Operation Management Co., Ltd, a limited liability company organized under the laws of the PRC;

●	“Ordinary Shares” are to Class A Ordinary Shares and Class B Ordinary Shares;

●	“the PRC affiliates” are to the VIEs, the VIE Subsidiaries, WFOE, and Zhejiang JRWP Industrial;

●	the “PRC operating entities” are to Zibo Lunsheng, Shandong Yangxin, Ji’nan Zhongyue, Dongying Yiqun, Beijing Jinnuo, Beijing Management Co, Jingrui Wangpu Shandong, Yangxin Jingrui Wangpu, Binzhou Jingrui Wangpu, Zhejiang JRWP Quanwu, collectively. Each of these entities is individually referred to as a PRC operating entity;

●	“Renminbi” or “RMB” are to the legal currency of China;

●	“Sales VIEs” are to Shandong Yangxin, Ji’nan Zhongyue, Zibo Lunsheng, and Dongying Yiqun;
●	“Shandong Yangxin” are to Shandong Yangxin Hongtai Commerce and Trade Co., Ltd., a limited liability company organized under the laws of the PRC;

●	“Shanghai Jingqi” are to Shanghai Jingqi Ruilin Digital Technology Co., Ltd., a limited liability company organized under the laws of the PRC, whose 67% of equity is owned by Zhejiang JRWP Quanwu;

●	“SKU” are to a stock keeping unit, the unit of measure in which the stocks of a material are managed. It is a distinct type of item for sale, purchase, or tracking in inventory.

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity; the “VIEs” or “VIE Entities” are to Dongying Yiqun, Zibo Lunsheng, Ji’nan Zhongyue, Shandong Yangxin, and Zhejiang JRWP Quanwu, collectively, and each of them is referred to as a “VIE Entity”;

●	the “VIE Subsidiaries” are to Beijing Jinnuo, Shanghai Jingqi, and Beijing Management Co and its subsidiaries;

●	“WFOE” are to Zhejiang Jingrui Wangpu Technology Holding Group Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by Bai Zhi HK;

●	“Yangxin Jingrui Wangpu” are to Yangxin Jingrui Wangpu E-commerce Co., Ltd., a limited liability company organized under the laws of the PRC. Beijing Management Co owns 70% of its equity;

●	“Zhejiang JRWP Industrial” are to Zhejiang Jingrui Wangpu Industrial Development Co., Ltd., a limited liability company organized under the laws of the PRC, which is wholly owned by WFOE;

●	“Zhejiang JRWP Quanwu” are to Zhejiang Jingrui Wangpu Quanwu Household Appliance Group Co., Ltd. (formerly known as Beijing Jingrui Wangpu Technology Co. Ltd. before June 19, 2023), a limited liability company organized under the laws of the PRC; and

●	“Zibo Lunsheng” are to Zibo Lunsheng Commerce and Trade Co., Ltd., a limited liability company organized under the laws of the PRC.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our business is conducted by the PRC operating entities using RMB. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in this prospectus:

	September 30, 2024	September 30, 2023	March 31, 2024	March 31, 2023
Period-end spot rate	US$1= RMB 7.0176	US$1= RMB 7.2960	US$1= RMB 7.2203	US$1= RMB 6.8676
Average rate	US$1= RMB 7.2023	US$1= RMB 7.1260	US$1= RMB 7.1671	US$1= RMB 6.8516

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors,” before deciding whether to invest in our Class A Ordinary Shares.

Business Overview

Our Company

We are an offshore holding company incorporated in the Cayman Islands with no operations of our own. We conduct all of our business and operations related to electric appliances through our PRC operating entities. We receive the economic benefits of the VIEs and the VIE Subsidiaries, through the VIE Agreements.

The major business segment of the PRC operating entities is to sell various electric appliance products to our customers. The PRC operating entities are not electric appliance manufacturers, but wholesalers and retailers of certain electric appliances. A total of 10,232 and 12,046 units of various electric appliances have been sold for the six months ended September 30, 2024 and 2023, respectively, and 23,359 and 25,718 units of various electric appliances were sold for the fiscal years ended March 31, 2024 and 2023, respectively, such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers. The PRC operating entities currently sell products through retail stores and wholesale customers. Leveraging what we believe to be a deep understanding of consumer needs and preferences gained from their experience in the electric appliance industry for over 20 years, the PRC operating entities have opened nine retail stores and developed 20 wholesale distributor customers as of the date of this prospectus.  We believe the PRC operating entities’ distribution channels are a trusted destination for consumers to discover and purchase branded electric appliances. Revenues generated from our electric appliance sales business were $5,442,529 and $4,685,285 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 88.3% and 95.3% of our total revenues for the respective reporting period, and were $9,470,304 and $8,821,507 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 88.9% and 93.8% of our total revenues for the respective reporting period. The electric appliance products are sold through both the retail channel and the wholesale channel.

In connection with the electric appliance sales business, the PRC operating entities also provide the following services to customers (1) electric appliance product after-sales maintenance and repair services, including electric appliance maintenance, plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; (2)  business strategy consulting, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategies and skills education, and to help these business entities to plan and organize seasonal offline sales and promotional campaigns. Revenues generated from electric appliance related services business were $716,518 and $226,323 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 11.6% and 4.6% of our total revenues for the respective reporting period, and were $1,171,767 and $567,262 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 11.0% and 6.0% of our total revenues for the respective reporting period.

Our PRC operating entities lease the extra space they rent from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Revenues generated from the rental business were $5,003 and $5,057 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 0.1% and 0.1% of our total revenues for the respective reporting period, and were $10,056 and $14,902 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 0.1% and 0.2% of our total revenues for the respective reporting period.

Our Mission

We are dedicated to providing one-stop seamless electronic appliance sales and maintenance services for our valuable customers.

Market

According to the annual report data of Insight and Info (the “Insight and Info Report”), a market research and analysis institution in China, the main business revenue of China’s electric appliance industry in 2022 was approximately RMB1.75 trillion (approximately $246.7 billion), with a year-on-year increase of 1.1%.1 According to the report of China Household Electrical Appliances Association (the “CHEAA Quarterly Report”), from January to February 2023, the main business revenue of China's electric appliance industry was RMB237.4 billion (approximately $34.78 billion), with a year-on-year increase of 2.9%. The profit was RMB15.5 billion (approximately $2.18 billion).2 According to the CHEAA 2023 annual report (the “CHEAA 2023 Annual Report”), the total revenues of home appliance industry in China has increased 7% comparing to 2022, and the profit has increased 12.1%.3 According to data from a 2024 report of ChinaIRN (the “ChinaIRN 2024 Report”), an industry research institution in China, From January to July 2024, the cumulative main business revenuew of China’s home appliance industry was approximately RMB1.1 trillion (approximately $156.75 billion), a year-on-year increase of 4.6%; the total profit was approximately RMB88.02 billion (approximately $12.57 billion), a year-on-year increase of 6.9%.4 According to data from AVC View Cloud (the “AVC 2024 First Three Quarter Report”), the scale of the Chinese home appliance retail market in 2024 was expected to be RMB892.2 billion (approximately $127.13 billion), possibly breaking the peak record of 2019 and reaching an increase of 4.7% compared to 2023.5 For details of China’s electric appliance industry, see “Business—Industry.”

As of the date of this prospectus, the PRC operating entities primarily operate in the sectors of electric appliance sales, electric appliance related services, and rental services in Shandong province, China. The PRC operating entities started their electric appliance sales business in 2002, electric appliance related services in 2018, and the leasing business since 2021.

Competitive Strengths

We believe that the following competitive strengths contribute to our success and differentiate us from our competitors:

●	well-developed supply chain;

●	a service team directly facing customers; and

●	experienced management team with strong operational capabilities.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by pursuing the following strategies:

●	establish Jingrui Dian Xiao’er service teams nationwide in China;

●	set up Jingrui Electric Housekeeper community service centers across different cities in China;

●	strengthen nation-wide product supply chain; and

●	expand our customer base for electric appliance sales and maintenance.

Corporate Information

Our principal executive office is Room 402, Guangfu United International Center, Ningwei Street, Xiaoshan District, Hangzhou, Zhejiang Province, PRC, and our phone numbers are 021-63087358, and +86 17611631345. Our registered office in the Cayman Islands is located at the office of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Road, Grand Cayman, KY1 – 1205 Cayman Islands, and the phone number of our registered office is 0852-3588-8733. We maintain a corporate website at https://www.jrwangpu.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus. Our agent for service of process in the United States is [●], located at [●].

Our Corporate Structure

We are a holding company incorporated in the Cayman Islands and not a Chinese operating company. As a holding company with no material operations of our own, we conduct all of our operations through the PRC operating entities. For each of the VIEs, the VIE Agreements were entered into by and among Zhejiang JRWP Industrial, the applicable VIE, and the shareholders of the applicable VIE, and include an Exclusive Business Cooperation Agreement, and Equity Interest Pledge Agreement for each of the shareholders, an Exclusive Option Agreement for each of the shareholders, a Power of Attorney for each of the shareholders, and a Spousal Consent Letter for each of the shareholders. For accounting purposes, we control and receive the economic benefits of the operating entities’ business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIEs and the VIE Subsidiaries in our consolidated financial statements under U.S. GAAP, and the structure involves unique risks to investors. For a description of the VIE Agreements, see “—Our VIE Agreements” below. Pursuant to the VIE Agreements, the applicable VIE shall pay service fees in an amount equivalent to all of its net income to Zhejiang JRWP Industrial, while Zhejiang JRWP Industrial has the power to direct the activities of the applicable VIE that can significantly impact the VIE’s economic performance, has the obligation to absorb the expected losses of the legal entity, and has the right to receive substantially all of the economic benefits of the applicable VIE. Such contractual arrangements are designed so that the operations of the applicable VIE are solely for the benefit of Zhejiang JRWP Industrial and, ultimately, the Company. As such, under U.S. GAAP, the Company is deemed to have a controlling financial interest in, and be the primary beneficiary of, the VIEs for accounting purposes and must consolidate the VIEs. However, the VIE Agreements have not been tested in a court of law and may not be effective in providing control over the VIEs. We are, therefore, subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC regarding the VIEs and the VIE structure. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in the PRC—Our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.”

1 Insight and Info, Revenues of Electric Appliance Industry Have Increased Because of the Upgrading of Product Quality, accessible at https://www.chinabaogao.com/news/202302/626575.html.

2 China Household Electrical Appliances Association, Analysis of the Trend of China’s Electric Appliance Industry in the First Quarter of 2023, accessible at https://www.cheaa.org/contents/116/10482.html.

3  China Household Electrical Appliances Association, China’s Home Appliance Industry Kept Strong Development, accessible at https://www.cheaa.org/channels/116.html.

4 ChinaIRN, 2024 Analysis and Forecast of Supply and Demand in the Electrical Appliance Industry, accessible at https://www.chinairn.com/hyzx/20241106/175349300.shtml.5  AVC View Cloud, Summary of the Chinese Home Appliance Market for Q1 to Q3 of 2024, accessible at https://news.qq.com/rain/a/20241104A054YP00.

Our Class A Ordinary Shares in this offering are shares of our offshore holding company in the Cayman Islands instead of shares of the operating entities. The VIE structure provides opportunities to foreign investment in China-based companies where Chinese law prohibits direct foreign investment. As a result, you may never directly hold equity interests in the operating entities.

The following diagram illustrates our corporate structure, including our subsidiaries, the VIEs, and the VIE Subsidiaries, as of the date of this prospectus and upon the completion of this offering based on a proposed number of [●] Class A Ordinary Shares being offered, assuming no exercise of the underwriters’ over-allotment option. For more details on our corporate history, please refer to “Corporate History and Structure.” All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders, given that Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

JINGRUI MALL LIMITED(1) BVI, 2017
JINGRUI YASHI LIMITED(2) BVI, 2022
Class A Shareholders(3)
Public Shareholders
Pre-IPO%/Post-IPO%
85.18%/[ ]%
4.82%/[ ]%
10%/[ ]%
0%/[ ]%
JINGRUI WANG PU HOLDINGS GROUP LTD. "Jingrui Wang Pu" Cayman Islands, 2017
100%
Bai Zhi International Group Limited (Hong Kong) "Bai Zhi HK" Hong Kong, 2017
Outside the PRC
Inside the PRC
100%
Zhejiang Jingrui Wangpu Technology Holding Group Co., Ltd. "WFOE" PRC, 2023
100%
Zhejiang Jingrui Wangpu Industry Development Co., Ltd. "Zhejiang JRWP Industrial" PRC, 2023
Contractual Arrangements
Zibo Lunsheng Commerce and Trade Co., Ltd "Zibo Lunsheng"(8) PRC, 2015
Shandong Yangxin Hongtai Commerce and Trade Co., Ltd "Shandong Yangxin"(9) PRC, 2009
Jinan Zhongyue Shengtai Economic and Trade Co., Ltd "Jinan Zhongyue"(10) PRC, 2012
Dongying Yiqun Commerce and Trade Co., Ltd "Dongying Yiqun"(11) PRC, 2002
Zhejiang Jingrui Wangpu Quanwu Household Appliance Group Co., Ltd. "Zhejiang JRWP Quanwu"(12) PRC, 2017
100%
67%
Beijing Jinnuo Baizhi Technology Co., Ltd. PRC, 2018
Shanghai Jingqi Ruiling Digital Technology Co., Ltd.(7) PRC, 2021
100%
Beijing Kangzhuang Shangde Enterprise Management Co., Ltd. "Beijing Management Co" PRC, 2018
100%
70%
70%
70%
70%
Jingrui Wangpu (Shandong) Commercial Operation Management Co., Ltd. PRC, 2020
Bingzhou Jingrui Wangpu E-commerce Co., Ltd.(4) PRC, 2019
Wudi Jingrui Wangpu E-commercial Co., Ltd.(6) PRC, 2019
Yangxin Jingrui Wangpu E-commerce Co., Ltd. (5) PRC, 2019
Guangrao Jingrui Wangpu E-Commerce Co., Ltd. PRC, 2019
30%

Note:

(1)	Represents 7,000,000 Class B Ordinary Shares beneficially owned by Haojia Liu, the 100% owner of JINGRUI MALL LIMITED (“JINGRUI MALL LIMITED”), as of the date of this prospectus.

(2)	Represents 4,000,000 Class A Ordinary Shares beneficially owned by Juanjuan Si, the 100% owner of JINGRUI YASHI LIMITED, as of the date of this prospectus.

(3)	Represents an aggregate of 9,000,000 Class A Ordinary Shares held by eleven corporate shareholders, each one of which holds less than 5% of our voting ownership interests, as of the date of this prospectus.

(4)

Ji’nan Longde E-Commerce Partnership (“Ji’nan Longde”) holds the rest 30% of the equity interests in Binzhou Jingrui Wangpu. Our CEO, Pingchao Zhu, is the executive partner and holds 90% of the equity of Ji’nan Longde.

(5)	Ji’nan Longde holds the rest 30% of the equity interests in Yangxin Jingrui Wangpu.
(6)	Yangxin County Shengkai Logistics Delivery Service Co. Ltd., an unrelated third party, holds the rest 30% of the equity interests in Wudi Jingrui Wangpu E-commerce Co., Ltd. (“Wudi Jingrui Wangpu”).
(7)	Juanjuan Si, our director and Chairperson of the Board of Directors, and Shanghai Longde E-Commerce Partnership (Limited Partnership) (“Shanghai Longde”), together with three unrelated third parties, Gang Luo, Yibin Qian, and Shanghai Yanhe Management Consulting Center, hold the rest 33% of the equity interest in Shanghai Jingqi. Juanjuan Si is the executive partner and holds 90% of the equity of Shanghai Longde.

(8)	Chenglin Wang, as the nominee shareholder, holds 100% equity interest in Zibo Lunsheng on behalf of Xiaolin Wang.

(9)	Shurong Li, as the nominee shareholder, holds 50% equity interest in Shandong Yangxin on behalf of Haojia Liu, our controlling shareholder. Xueying Liu holds the other 50% equity interest on behalf of Mr. Haojia Liu, our controlling shareholder.

(10)	Xiaolin Wang holds 70% equity interest in Ji’nan Zhongyue, and Ruixue Qiu holds the rest 30% equity interest.

(11)	Yi Tian, as the nominee shareholder, holds 93.34% of the equity interest in Dongying Yiqun on behalf of Jun Chang. Jun Chang holds 3.33%, and Yang Zhao, an unrelated third party and as the nominee shareholder, holds 3.33% equity interest in Dongying Yiqun on behalf of Jun Chang.

(12)	Shanghai Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Shanghai JRWP E-Commerce”) holds 70%, and Shenzhen Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Shenzhen JRWP E-Commerce”), Beijing Jingrui Shangcheng Management Consulting Co. Ltd (“Beijing Jingrui Shangcheng”), and Hangzhou Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Hangzhou JRWP E-Commerce”) each holds 10% equity interest in Zhejiang JRWP Quanwu.

Investors are purchasing securities of Jingrui Wang Pu, the offshore holding company, instead of securities of the PRC affiliates, including the VIEs. The VIE structure provides opportunities to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. As a result, you may never directly hold equity interests in the VIEs.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

Our VIE Agreements

Neither we nor our subsidiaries own any shares in the VIEs or the VIE Subsidiaries. Instead, for accounting purposes, we control and receive the economic benefits of the VIEs’ business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIEs and the VIE Subsidiaries in our consolidated financial statements under U.S. GAAP. The VIE Agreements are designed to provide Zhejiang JRWP Industrial with the power, rights, and obligations to the VIEs as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Zhejiang JRWP Industrial and the provisions of the VIE Agreements. We have consolidated the financial results of the VIEs and the VIE Subsidiaries in our consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The VIEs contributed 100% of the Company’s consolidated results of operations and cash flows for the years ended March 31, 2023 and accounted for 100% of the consolidated total assets and liabilities as of March 31, 2023. During the year ended March 31, 2024, the Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial only recorded immaterial amount of assets and liabilities (including cash of $859, prepaid expense of $30,021, accrued expense of $29,619 and due to related parties of $20,010 as of March 31, 2024). In addition, there was no revenue generated by the Company, Bai Zhi HK and the WFOE during fiscal year 2024, and the operating expenses and net loss reported by the Company, Bai Zhi HK and the WFOE amounted to approximately $331,520 for the year ended March 31, 2024. As of September 30, 2024, the Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial only recorded immaterial amount of assets and liabilities (including cash of $6,691, prepaid expense of $277,813, due from related parties of $14,478, and due to related parties of $136,450 as of September 30, 2024). In addition, there was no revenue generated by the Company, Bai Zhi HK and the WFOE during the six months ended September 30, 2024, operating expenses and net loss reported by the Company, Bai Zhi HK and the WFOE amounted to approximately $351,421 for the six months ended September 30, 2024.  As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operating results and cash flows of the VIEs and the VIEs’ subsidiaries as of and for the six months ended September 30, 2024 and the year ended March 31, 2024.

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Technology and Consulting Service Agreements between Zhejiang JRWP Industrial and the VIEs, Zhejiang JRWP Industrial provides the VIEs with exclusive technical support, consultation services and related services in the area of, including, but not limited to, human resources, intellectual property, IT, training and technical support, marketing consulting services, general advice and assistance relating to management and operation of the VIEs’ business, and other consultations and services which are necessary for the VIEs’ business. For services rendered to the VIEs by Zhejiang JRWP Industrial under the Exclusive Business Cooperation Agreements, Zhejiang JRWP Industrial is entitled to collect a service fee equal to 100% of the net income of the VIEs, which is the VIEs’ earnings before corporate income tax, being the revenues after deduction of operating costs, expenses and other taxes. In addition, during the term of the Exclusive Business Cooperation Agreements, Zhejiang JRWP Industrial shall bear all risk arising from or in connection with the VIEs’ business operation, including providing financial support to the VIEs in the event that the VIEs have operating losses or insufficient funds to repay their debts.

Each of the Exclusive Business Cooperation Agreements became effective upon execution by the parties thereto and shall remain effective unless terminated in accordance with its term or by Zhejiang JRWP Industrial.

The Exclusive Business Cooperation Agreements do not prohibit related party transactions. Upon the establishment of the audit committee at the consummation of this offering, our audit committee will be required to review and approve in advance any related party transactions, including transactions involving Zhejiang JRWP Industrial or the VIEs.

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreements between Zhejiang JRWP Industrial and the shareholders of the VIEs, together holding 100% of the equity in each of the VIEs, the shareholders of the VIEs pledged their equity in the VIEs to Zhejiang JRWP Industrial to guarantee the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements, the Exclusive Option Agreements, and the Powers of Attorney. Under the terms of the Equity Interest Pledge Agreements, in the event that the VIEs or the shareholders of the VIEs breach their respective contractual obligations under the Exclusive Business Cooperation Agreements, the Exclusive Option Agreements, and the Powers of Attorney, Zhejiang JRWP Industrial, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity. The shareholders of the VIEs also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreements, Zhejiang JRWP Industrial is entitled to dispose of the pledged equity in accordance with applicable PRC laws. The shareholders of the VIEs further agreed not to assign the pledged equity prior to the full payment of the service fees.

Each of the Equity Interest Pledge Agreements are effective until the fulfillment of all contract obligations and the full payment of all secured indebtedness by the shareholders of the applicable VIE and the applicable VIE under such Exclusive Business Cooperation Agreement, Exclusive Option Agreement, Power of Attorney, and Entrusted Management Service Agreement.

The purposes of the Equity Interest Pledge Agreements are to (1) guarantee the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements, (2) make sure the shareholders of the VIEs do not transfer or assign the pledged equity, or create or allow any encumbrance that would prejudice Zhejiang JRWP Industrial’s interests without Zhejiang JRWP Industrial’s prior written consent, and (3) provide Zhejiang JRWP Industrial control over the VIEs. In the event the VIEs or the shareholders of the VIEs breach their contractual obligations under the Exclusive Business Cooperation Agreements, the Exclusive Option Agreements, or the Power of Attorneys, Zhejiang JRWP Industrial will be entitled to dispose of the pledged equity in accordance with relevant PRC laws.

As of the date of this prospectus, the equity pledges under the Equity Interest Pledge Agreement have not been registered with the competent PRC regulatory authority, and we are not aware of any action, claim, investigation or penalty being conducted or threatened by any government authorities against any PRC operating entity regarding not registering the equity pledges.

Exclusive Option Agreement

Under the Exclusive Option Agreements, the shareholders of the VIEs, together holding 100% of the shares in each of the VIEs, irrevocably granted Zhejiang JRWP Industrial (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of the equity they hold in the applicable VIE in consideration of the payment of RMB10. The purchase price shall be the lowest price permitted by the laws of China.

Under the Exclusive Option Agreements, Zhejiang JRWP Industrial may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the equity held by the shareholders of the VIEs in the VIEs. The Exclusive Option Agreements, together with the Equity Interest Pledge Agreements, the Exclusive Business Cooperation Agreements, and the Powers of Attorney, enable Zhejiang JRWP Industrial to exercise effective control over the VIEs.

Each of the Exclusive Option Agreements remains effective until all the equity of the applicable VIE is legally transferred under the name of Zhejiang JRWP Industrial and/or other entity or individual designated by it.

Power of Attorney

Pursuant to the Powers of Attorney, the shareholders of the VIEs unconditionally and irrevocably entrust Zhejiang JRWP Industrial or Zhejiang JRWP Industrial’s designee to exercise all their rights as the shareholders of the VIEs under the articles of association of the applicable VIEs, including without limitation to: (a) propose to hold a shareholders’ meeting in accordance with the articles of association of the applicable VIE and attend shareholders’ meeting of the applicable VIE as the agent and attorney of the shareholders of the applicable VIE; (b) exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of the applicable VIE, including, but not limited to, the right to designate and appoint the director, the chief executive officer and other senior management members of the applicable VIE; (c) exercise other voting rights the shareholders are entitled to under the laws of China promulgated from time to time; and (d) exercise other voting rights the shareholders are entitled to under the articles of associations of the applicable VIE from time to time.

Each of the Powers of Attorney remains effective within the term during which the shareholders of the applicable VIE remain shareholders of such VIE.

Spousal Consent

The spouses of the shareholders of the VIEs agreed, via the spousal consent letters, to the execution of the “Transaction Documents” including: (a) the Equity Interest Pledge Agreements entered into with Zhejiang JRWP Industrial and the VIEs; (b) the Exclusive Option Agreement entered into with Zhejiang JRWP Industrial and the VIEs; and (c) the Powers of Attorney entered into with Zhejiang JRWP Industrial and the VIEs, and the disposal of the equity of the VIEs held by the shareholder of the VIEs and registered in his or her names.

The spouses of the shareholders of the VIEs further undertook not to make any assertions in connection with the equity of the VIEs which are held by the shareholders of the VIEs. The spouses of applicable shareholders of the VIEs confirmed that the shareholders can perform, amend, or terminate the Transaction Documents without their authorization or consent. They undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

Risks Associated with Our Corporate Structure and the VIE Agreements

Because we do not directly hold equity interests in the VIEs and the VIE Subsidiaries, we are subject to risks and uncertainties of the interpretations and applications of PRC laws and regulations, including but not limited to, regulatory review of overseas listing of PRC companies through special purpose vehicles, and the validity and enforcement of the VIE Agreements. We are also subject to the risks and uncertainties about any future actions of the PRC government in this regard that could disallow the VIE structure, which would likely result in a material change in our operations, and the value of our Class A Ordinary Shares may depreciate significantly or become worthless. The VIE Agreements have not been tested in a court of law in China as of the date of this prospectus.

The VIE Agreements may not be as effective as direct ownership in providing operational control. For instance, a VIE and the shareholders of such VIE could breach their VIE Agreements with Zhejiang JRWP Industrial by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The shareholders of the VIEs may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with the VIEs. In the event that the VIEs or the shareholders of the VIEs fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. In addition, even if legal actions are taken to enforce such arrangements, there is uncertainty as to whether the courts of the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Risk Factors—Risks Relating to Doing Business in the PRC—Our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.”

We are subject to certain legal and operational risks associated with being based in China, which could cause the value of our securities to significantly decline or become worthless. PRC laws and regulations governing our current business operations are sometimes vague and uncertain, and as a result these risks may result in material changes in the operations of the VIEs and their Subsidiaries, significant depreciation or a complete loss of the value of our Class A Ordinary Shares, or a complete hindrance of our ability to offer, or continue to offer, our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. As confirmed by our PRC counsel, DOCVIT, as of the date of this prospectus, we, our subsidiaries, and the VIEs and their subsidiaries have not been involved in any investigations related to the cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to the cybersecurity review under the Cybersecurity Review Measures (2021 version). As confirmed by our PRC counsel, DOCVIT, we are not subject to cybersecurity review with the CAC under the Cybersecurity Review Measures that became effective on February 15, 2022, since we currently do not have over one million users’ personal information and do not anticipate that we will be collecting over one million users’ personal information in the foreseeable future, which we understand might otherwise subject us to the Cybersecurity Review Measures; we are also not subject to network data security review by the CAC if the Security Administration Draft are enacted as proposed, since we currently do not have over one million users’ personal information and do not collect data that affects or may affect national security and we do not anticipate that we will be collecting over one million users’ personal information or data that affects or may affect national security in the foreseeable future, which we understand might otherwise subject us to the Security Administration Draft. See “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities may become subject to different laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. They may be liable for improper use or appropriation of personal information provided by their customers.”

On February 17, 2023, CSRC promulgated the New Administrative Rules Regarding Overseas Listings, which came into effect on March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements. According to the New Administrative Rules Regarding Overseas Listings, we are required to file with the CSRC. We filed with the CSRC on May 9, 2024, received the first round of comments from the CSRC on June 4, 2024 and responded to CSRC's comments on July 15, 2024, and received the second round of comments from the CSRC on August 27, 2024 and responded on September 6, 2024. See “Prospectus Summary—Permits or Filing Procedure Required from the PRC Authorities,” “Risk Factors—Risks Relating to Doing Business in the PRC The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with this offering under PRC laws, regulations, and rules,” and “Regulations—Regulations on Overseas Listings.”

In addition, our Class A Ordinary Shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors for two consecutive years beginning in 2022. On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions. Our auditor, Simon & Edward, is an independent registered public accounting firm with the PCAOB and has been inspected by the PCAOB on a regular basis, with the last inspection in April 2023. Our auditor is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination. As a firm registered with the PCAOB, Simon & Edward is subject to laws in the United States which provide that the PCAOB shall conduct regular inspections to assess the auditor’s compliance with the applicable professional standards. The PCAOB currently has access to inspect the working papers of our auditor. As such, as of the date of this prospectus, this offering is not affected by the HFCA Act and related regulations. However, there is a risk that our auditor cannot be inspected by the PCAOB in the future. If trading in our Class A Ordinary Shares is prohibited under the Holding Foreign Companies Accountable Act in the future because the PCAOB determines that it cannot inspect or fully investigate our auditor at such future time, Nasdaq may determine to delist our Class A Ordinary Shares and trading in our Class A Ordinary Shares could be prohibited. On August 26, 2022, the CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of accounting firms based in mainland China and Hong Kong, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, President Biden signed into law the Consolidated Appropriations Act, amending the HFCA Act and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCA Act, if needed. See “Risk Factors—Risks Relating to Doing Business in the PRC— The Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the Class A Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.”

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk Factors.”

Risks Relating to Doing Business in the PRC (for a more detailed discussion, see “Risk Factors—Risks Relating to Doing Business in the PRC” beginning on page 24 of this prospectus)

We face risks and uncertainties relating to doing business in the PRC in general, including, but not limited to, the following:

●	the approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with this offering under PRC laws, regulations, and rules. See “Risk Factors—Risks Relating to Doing Business in the PRC—The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with this offering under PRC laws, regulations, and rules.” on page 24 of this prospectus;

●	the M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China. See “Risk Factors—Risks Relating to Doing Business in the PRC—The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.” on page 25 of this prospectus;

●	the PRC operating entities may become subject to different laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. They may be liable for improper use or appropriation of personal information provided by their customers. See “Risk Factors—Risks Relating to Doing Business in the PRC—The PRC operating entities may become subject to different laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. They may be liable for improper use or appropriation of personal information provided by their customers.” on page 26 of this prospectus;

●	the Foreign Investment Law of the People’s Republic of China (the “FIL”) may impact our current corporate structure, corporate governance, and business operations. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Foreign Investment Law of the People’s Republic of China (the “FIL”) may impact our current corporate structure, corporate governance, and business operations.” on page 27 of this prospectus;

●	we are subject to the PRC laws and regulations which may change in the future. There are risks and uncertainties regarding the enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice Any non-compliance thereof could materially and adversely affect us. See “Risk Factors—Risks Relating to Doing Business in the PRC—We are subject to the PRC laws and regulations which may change in the future. Any non-compliance thereof could materially and adversely affect us.” on page 27 of this prospectus;

●	our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures. See “Risk Factors—Risks Relating to Doing Business in the PRC—Our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.” on page 28 of this prospectus;

●

the PRC government exerts substantial influence over the manner in which the PRC operating entities conduct their business activities. The PRC government may also intervene or influence the PRC operating entities’ operations and this offering at any time, which could result in a material change in the PRC operating entities’ operations and our Class A Ordinary Shares could decline in value or become worthless. See “The PRC government exerts substantial influence over the manner in which the PRC operating entities conduct their business activities. The PRC government may also intervene or influence the PRC operating entities’ operations and this offering at any time, which could result in a material change in the PRC operating entities’ operations and our Class A Ordinary Shares could decline in value or become worthless.” on page 28 of this prospectus;

●	recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of the Class A Ordinary Shares. See “Risk Factors—Risks Relating to Doing Business in the PRC—Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of the Class A Ordinary Shares.” on page 28 of this prospectus;

●	the Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the Class A Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections. See “Risk Factors—Risks Relating to Doing Business in the PRC—The Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the Class A Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.” on page 29 of this prospectus;

●	PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC affiliates and thereby prevent us from funding our business. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC affiliates and thereby prevent us from funding our business.” on page 30 of this prospectus;

●	our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions. See “Risk Factors—Risks Relating to Doing Business in the PRC—Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.” on page 30 of this prospectus;

●	it may be difficult for overseas regulators to conduct investigations or collect evidence. See “Risk Factors—Risks Relating to Doing Business in the PRC—It may be difficult for overseas regulators to conduct investigations or collect evidence.” on page 31 of this prospectus;

●	we may rely on dividends and other distributions on equity paid by our PRC affiliates to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC affiliates to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Risk Factors—Risks Relating to Doing Business in the PRC—We may rely on dividends and other distributions on equity paid by our PRC affiliates to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC affiliates to make payments to us could have a material and adverse effect on our ability to conduct our business.” on page 31 of this prospectus;

●	to the extent cash or assets in the business is in PRC or Hong Kong or an entity incorporated in PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC regulatory authority within their scope of authority to transfer cash or assets. See “Risk Factors—Risks Relating to Doing Business in the PRC—To the extent cash or assets in the business is in PRC or Hong Kong or an entity incorporated in PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC regulatory authority within their scope of authority to transfer cash or assets.” on page 31 of this prospectus;

●	we may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability. See “Risk Factors—Risks Relating to Doing Business in the PRC—We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.” on page 31 of this prospectus;

●	we face uncertainties in the PRC with respect to indirect transfer of equity interests in our PRC subsidiaries. See “Risk Factors—Risks Relating to Doing Business in the PRC—We face uncertainties in the PRC with respect to indirect transfer of equity interests in our PRC subsidiaries.” on page 32 of this prospectus;

●	we are subject to the PRC laws and regulations in respect of currency conversion. See “Risk Factors—Risks Relating to Doing Business in the PRC—We are subject to the PRC laws and regulations in respect of currency conversion.” on page 32 of this prospectus; and

●	PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC affiliates to liability or penalties, limit our ability to inject capital into our PRC affiliates or limit our PRC affiliates’ ability to increase their registered capital or distribute profits. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC affiliates to liability or penalties, limit our ability to inject capital into our PRC affiliates or limit our PRC affiliates’ ability to increase their registered capital or distribute profits.” on page 32 of this prospectus.

Risks Related to Our Business and Industry (for a more detailed discussion, see “Risk Factors—Risks Related to Our Business and Industry” beginning on page 33 of this prospectus)

We are subject to risks and uncertainties related to our corporate structure, including, but not limited to, the following:

●

our PRC operating entities may be unable to achieve or maintain profitability. See “Risk Factors—Risks Related to Our Business and Industry—Our PRC operating entities may be unable to achieve or maintain profitability.” on page 33 of this prospectus;

●	the industries in which the PRC operating entities operate are highly competitive and fragmented; demand for their products and services could decrease if they are not able to compete effectively. See “Risk Factors—Risks Related to Our Business and Industry—The industries in which the PRC operating entities operate are highly competitive and fragmented; demand for their products and services could decrease if they are not able to compete effectively.” on page 33 of this prospectus;

●	the PRC operating entities are facing price pressure from online retail. See “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities are facing price pressure from online retail.” on page 34 of this prospectus;

●	if the PRC operating entities cannot keep up with the trend of online retail in China, their electric appliance sales business might be adversely impacted. See “Risk Factors—Risks Related to Our Business and Industry—If the PRC operating entities cannot keep up with the trend of online retail in China, their electric appliance sales business might be adversely impacted.” on page 34 of this prospectus;

●	if the PRC operating entities are unable to manage their growth or execute their strategies effectively, their business and prospects may be materially and adversely affected. See “Risk Factors—Risks Related to Our Business and Industry— If the PRC operating entities are unable to manage their growth or execute their strategies effectively, their business and prospects may be materially and adversely affected.” on page 34 of this prospectus;

●	the PRC operating entities’ business depends on their ability to offer high-quality products and services that meet consumers’ preferences and demands. See “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities’ business depends on their ability to offer high-quality products and services that meet consumers’ preferences and demands.” on page 34 of this prospectus;

●	future acquisitions may have an adverse effect on our ability to manage our business. See “Risk Factors—Risks Related to Our Business and Industry—Future acquisitions may have an adverse effect on our ability to manage our business.” on page 34 of this prospectus;

●	the PRC operating entities are facing decreasing market demand due to the slowdown of the economy in general and the real estate market in particular. See “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities are facing decreasing market demand due to the slowdown of the economy in general and the real estate market in particular.” on page 35 of this prospectus;

●	the PRC operating entities’ pricing decisions may adversely affect their ability to attract new suppliers and customers and retain existing suppliers and customers. As a result, our financial performance may also be adversely affected. See “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities’ pricing decisions may adversely affect their ability to attract new suppliers and customers and retain existing suppliers and customers. As a result, our financial performance may also be adversely affected.” on page 35 of this prospectus;

●	product shortages may impair the PRC operating entities’ operating results. See “Risk Factors—Risks Related to Our Business and Industry—Product shortages may impair the PRC operating entities’ operating results.” on page 35 of this prospectus;

●	the PRC operating entities have substantial fixed costs and, as a result, their operating income is sensitive to changes in the net sales. See “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities have substantial fixed costs and, as a result, their operating income is sensitive to changes in the net sales.” on page 35 of this prospectus;

●	the development of electric appliance manufacturers’ online stores, physical stores, and experience stores could negatively affect the PRC operating entities’ sales and our operating results and limit our ability to grow business. See “Risk Factors—Risks Related to Our Business and Industry—The development of electric appliance manufacturers’ online stores, physical stores, and experience stores could negatively affect the PRC operating entities’ sales and our operating results and limit our ability to grow business.” on page 35 of this prospectus;

●	defects with products may lead to product liability claims, personal injury claims, property damage claims, recalls, withdrawals, replacements, or regulatory actions by governmental authorities, which could divert resources, affect business operations, decrease sales, increase costs, and put the PRC operating entities at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition. See “Risk Factors—Risks Related to Our Business and Industry—Defects with products may lead to product liability claims, personal injury claims, property damage claims, recalls, withdrawals, replacements, or regulatory actions by governmental authorities, which could divert resources, affect business operations, decrease sales, increase costs, and put the PRC operating entities at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.” on page 35 of this prospectus;

●

a downturn in China’s or the global economy, and economic and political policies of China could materially and adversely affect the PRC operating entities’ business and financial condition. See “Risk Factors—Risks Related to Our Business and Industry—A downturn in China’s or the global economy, and economic and political policies of China could materially and adversely affect the PRC operating entities’ business and financial condition.” on page 36 of this prospectus; and

the PRC operating entities may face allegations of damage caused by Jingrui Dian Xiao’ers infringement of the PRC operating entities’ work standards, which may have a material adverse effect on our operating results and financial condition. See “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities may face allegations of damage caused by Jingrui Dian Xiao’ers infringement of the PRC operating entities’ work standards, which may have a material adverse effect on our operating results and financial condition.” on page 36 of this prospectus.

Risks Related to Our Corporate Structure (for a more detailed discussion, see “Risk Factors—Risks Related to Our Corporate Structure” beginning on page 41 of this prospectus)

●	if the PRC government deems that the contractual arrangements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. See “Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” on page 41 of this prospectus;

●	our VIE Agreements may not be as effective in providing operational control as direct ownership and the VIE shareholders may fail to perform their obligations under our VIE Agreements. See “Risk Factors—Risks Related to Our Corporate Structure—Our VIE Agreements may not be as effective in providing operational control as direct ownership and the VIE shareholders may fail to perform their obligations under our VIE Agreements.” on page 44 of this prospectus;

●	the VIE Agreements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment. See “Risk Factors—Risks Related to Our Corporate Structure—The VIE Agreements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.” on page 45 of this prospectus; and

●	we may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth. See “Risk Factors—Risks Related to Our Corporate Structure—We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.” on page 45 of this prospectus.

Risks Relating to this Offering and the Trading Market (for a more detailed discussion, see “Risk Factors—Risks Relating to this Offering and the Trading Market” beginning on page 46 of this prospectus)

In addition to the risks described above, we are subject to general risks and uncertainties relating to this offering and the trading market, including, but not limited to, the following:

●	there has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all. See “Risk Factors—Risks Relating to this Offering and the Trading Market—There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.” on page 45 of this prospectus;

●	the initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile. See “Risk Factors—Risks Relating to this Offering and the Trading Market—The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.” on page 45 of this prospectus;

●	we do not intend to pay dividends for the foreseeable future. See “Risk Factors—Risks Relating to this Offering and the Trading Market—We do not intend to pay dividends for the foreseeable future.” on page 46 of this prospectus;

●	the dual class structure of our Class A Ordinary Shares will have the effect of concentrating voting control with Mr. Haojia Liu, who will beneficially own approximately [●]% of the aggregate voting power of our total issued and outstanding share capital following the completion of this offering, preventing you and other stockholders from influencing significant corporate matters, including the election of directors, amendments to our memorandum and articles of association, mergers and consolidations, sale of all or substantially all of our assets and other significant corporate actions requiring shareholder approval. See “Risk Factors—Risks Relating to this Offering and the Trading Market—The dual class structure of our Class A Ordinary Shares will have the effect of concentrating voting control with Mr. Haojia Liu, who will beneficially own approximately [●]% of the aggregate voting power of our total issued and outstanding share capital following the completion of this offering, preventing you and other stockholders from influencing significant corporate matters, including the election of directors, amendments to our memorandum and articles of association, mergers and consolidations, sale of all or substantially all of our assets and other significant corporate actions requiring shareholder approval.” on page 48 of this prospectus;

●	Since we are a “controlled company” within the meaning of Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See “Risk Factors—Risks Relating to this Offering and the Trading Market—Since we are a “controlled company” within the meaning of Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” on page 49 of this prospectus;

●	if we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation. See “Risk Factors—Risks Relating to this Offering and the Trading Market—If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.” on page 49 of this prospectus; and

●	we are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects. See “Risk Factors—Risks Relating to this Offering and the Trading Market—We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.” on page 52 of this prospectus.

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

Our business operations were materially and adversely affected by the COVID-19 pandemic that we experienced from 2020 to early 2023. The World Health Organization declared the COVID-19 a pandemic on March 11, 2020, after the virus speeded from China to other countries around the world. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of restrictions and other quarantine measures to try to contain the spread of COVID-19.

The COVID-19 pandemic previously adversely affected our business operations in the following aspects:

●	From late 2019 to March 2020, businesses in China, including the PRC operating entities, had to suspend operations in response to relevant policies to curb the spread of COVID-19. During this period, the Chinese government’s mandated measures such as lockdowns and travel restrictions, which had caused the PRC operating entities to temporarily close their offices and facilities. This has led to difficulties, such as inability to execute customer orders of our electric appliance products on a timely basis, limited support from employees, delayed collection and payment from the wholesale customers because some of these wholesale customers experienced financial distress and disruption of business. As a result, we generated lower revenue and net income during this period of time.

●	The PRC operating entities resumed normal business operations in April 2020. The PRC operating entities had also implemented various preventative health measures to ensure the safety of employees, such as conducting nucleic acid tests, monitoring employees’ health conditions daily, and distributing free masks to all employees. As a result, for the years ended March 31, 2021 and 2022, the overall demand for the PRC operating entities’ products and services, particularly, the electric appliance products, was not materially affected.

●	Starting from March 2022 through December 2022, there were COVID-19 pandemic resurgences across different geographic regions in China (the “2022 Outbreak”), including the Shandong province which was the PRC operating entities’ principal market. The 2022 Outbreak resulted in the implementation of significant governmental measures, including regional lockdowns, closures, quarantines, and travel bans. During the 2022 Outbreak, the PRC operating entities experienced a temporary decrease in their monthly revenue because of the decreased demand by customers for electric appliance products during the lockdown period, the difficulty to source electric appliance products from various suppliers, and the approximately one-to-two-month delay in payments from the wholesale customers. In December 2022, China announced a nationwide loosening of its zero-COVID policy, which resulted in a short-term large-scale of COVID-19 outbreak nationwide. Many of the PRC operating entities’ employees were infected with COVID-19, which reduced the PRC operating entities’ capability to fulfill customer orders and temporarily disrupted their supply chain by approximately two months from December 2022 to January 2023. Starting from early February 2023, the overall demand for the PRC operating entities’ products and services has gradually resumed, which led to an increase in sales of electric appliance products in the fiscal year ended March 31, 2024 and in the six months ended September 30, 2024. As a result, the Company’s revenue and net income increased by approximately $1.2 million, or 13.3%, and $0.08 million, or 8.3%, in the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, respectively, and the Company’s revenue and net income increased by approximately $1.2 million, or 25.4%, and $0.46 million, or 804.8%, in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, respectively.

Although the spread of COVID-19 appears to be under control as of the date of this prospectus, the extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Permits or Filing Procedure Required from the PRC Authorities

As of the date of this prospectus, the PRC operating entities have obtained all permits, approvals and filing required by Chinese authorities for our business operation under the current applicable laws in effect, including (i) business licenses, (ii) ICP license (see “Regulations—Regulations Relating to Value-Added Telecommunication Services), and (iii) franchise filing. In addition, as of the date of this prospectus, the PRC operating entities have not been denied any permits or approvals. However, we cannot assure you that the operating entity will be able to receive clearance for any additional compliance requirements in a timely manner, or at all, if it is required to obtain other licenses, permits or approvals to engage in the industry it currently operates in. Any failure of the operating entity to fully comply with such compliance requirements may cause the operating entity to be unable to begin new businesses or operations in the PRC, subject them to fines, subject relevant new businesses or operations to suspension for rectification, or other sanctions. See “Risk Factors—Risks Relating to Doing Business in the PRC—We are subject to the PRC laws and regulations which may change in the future. Any non-compliance thereof could materially and adversely affect us.” of this prospectus.

As advised by our PRC counsel, DOCVIT, other than (i) business licenses, (ii) ICP license, and (iii) franchise filing, which are requisite for a domestic company in China to engage in the businesses similar to ours,  and those related to the Trial Administrative Measures, our Company, and the PRC operating entities are not required to obtain any other permits from Chinese governmental authorities, including the CSRC, CAC or any other governmental authorities that is required to approve our current business operations in China based on the laws and regulations currently in effect as of the date of this prospectus. However, if our Company and the PRC operating entities do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that our Company and the PRC operating entities are required to obtain approvals in the future, we may be subject to investigations by competent governmental authorities, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. On December 28, 2021, 13 governmental departments of the PRC, including the CAC, issued the Cybersecurity Review Measures, which became effective on February 15, 2022. As confirmed by our PRC counsel, DOCVIT, as of the date of this prospectus, neither we nor our subsidiaries have been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor has any of them received any inquiry, notice, or sanction related to cybersecurity review under the Cybersecurity Review Measures. Furthermore, the CAC released the Regulations for the Administration of Network Data Security (Exposure Draft) on November 14, 2021, and Regulation on Network Data Security Management published on September 24, 2024 and became effective on January 1, 2025, which stipulates that where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. Handlers of important data shall conduct risk assessment of their network data handling activities on an annual basis and submit risk assessment reports to the competent authorities at or above the provincial level, which shall in turn promptly notify the cyberspace administration and the public security organ at the same level. The risk assessment report shall include the following aspects: (1) basic information of the network data handler, information of the management body for network data security, and the name and contact information of the person in charge of network data security; (2) the purpose, type, quantity, method, scope, storage period and storage location etc. of the important data handled as well as the information on network data handling activities carried out, excluding the contents of network data themselves, (3) management systems for network data security and the implementation thereof, technical measures such as encryption, backup, label identification, access control, security authentication and other necessary measures and the effectiveness thereof; (4) network data security risks discovered, network data security incidents that have occurred and the handling thereof; (5) risk assessment of the provision, entrusted handling and joint handling of important data; (6) cross-border transmission of network data; and (7) other information to be reported as specified by the competent authority. As confirmed by our PRC counsel, DOCVIT, we are not subject to cybersecurity review by the CAC under the Cybersecurity Review Measures, nor are we subject to network data security by the CAC if the Security Administration Draft is enacted as proposed, since the Company’s business does not involve processing users’ personal information and it is not deemed as a CIIO, nor is it an online platform operator with personal information of no less than one million users. See “Risk Factors—Risks Relating to Doing Business in the PRC—The PRC operating entities may become subject to different laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. They may be liable for improper use or appropriation of personal information provided by their customers.” Since these statements and regulatory actions are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our PRC operating entities, their ability to accept foreign investments, and our listing on a U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us and our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S.

On February 17, 2023, CSRC promulgated the New Administrative Rules Regarding Overseas Listings, which came into effect on March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within three working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within three working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within three working days after the occurrence and public disclosure of such event. If the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China. Based on the advice of our PRC counsel, DOCVIT, as the PRC operating entities accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the last two fiscal years ended March 31, 2024 and 2023, and the key components of our operations are carried out in the PRC, this offering is considered an indirect offering by domestic companies and we are therefore subject to the filing requirements for this offering under the New Administrative Rules Regarding Overseas Listings. Based on the foregoing, we are required to complete necessary filing procedures pursuant to the Trial Administrative Measures. This offering is contingent upon the completion of our filing with and the approval from the CSRC. We filed with the CSRC on May 9, 2024, received the first round of comments from the CSRC on June 4, 2024 and responded to CSRC's comments on July 15, 2024, and received the second round of comments from the CSRC on August 27, 2024 and responded on September 6, 2024. See “Risk Factors—Risks Relating to Doing Business in the PRC—The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with this offering under PRC laws, regulations, and rules” and “Regulations—Regulations on Overseas Listings.” We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or any other PRC governmental authorities required for overseas listings, including this offering. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities, including but not limited to the New Administrative Rules Regarding Overseas Listings. Although we endeavor to comply with all the applicable laws and regulations, if (i) the PRC operating entities do not receive or maintain applicable permits or approvals for our operation and to offer the securities being registered to foreign investors, or (ii) we inadvertently conclude that such permits or approvals are not required, or applicable laws, regulations, or interpretations change and the PRC operating entities are required to obtain permits or approvals in the future, the PRC operating entities’ business operation may be materially affected. There can be no assurance that we or the PRC operating entities can obtain all requisite approvals without material disruption to the operating entity’s business. Therefore, any failure to obtain all requisite approvals may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless. See “Risk Factors—Risks Relating to Doing Business in the PRC—The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with this offering under PRC laws, regulations, and rules,” “Risk Factors—Risks Relating to Doing Business in the PRC—We are subject to the PRC laws and regulations which may change in the future. Any non-compliance thereof could materially and adversely affect us,” and “Risk Factors—Risks Relating to Doing Business in the PRC—The PRC government’s oversight of our business operation in mainland China.” Since these statements and regulatory actions are newly published, it is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. Therefore, we cannot assure you that we will be able to complete the filings for this offering. If we do not receive or maintain such approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless. See “Risk Factors—Risks Relating to Doing Business in the PRC,” and “Risk Factors—Risks Relating to this Offering and the Trading Market” for more information. Notwithstanding the foregoing, as of the date of this prospectus, according to DOCVIT, except for the filing procedures with the CSRC and reporting of relevant information according to the Trial Administrative Measures, no relevant PRC laws or regulations in effect require that we obtain permits from any PRC authorities to issue securities to foreign investors, and we have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over our operations. Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs and the VIE Subsidiaries, our ability to accept foreign investments, and our listing on a U.S. exchange. The SCNPC or PRC regulatory authorities may in the future promulgate laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs and the VIE Subsidiaries to obtain regulatory approval from Chinese authorities for listing in the U.S. If we do not receive or maintain the approval, or inadvertently conclude that such approval is not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our Class A Ordinary Shares, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences

As of the date of this prospectus, none of the operating entities has made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. See also “Selected Consolidated Financial Schedule of Jingrui Wang Pu and its Subsidiaries, the VIEs, and the VIE Subsidiaries” below and our consolidated financial statements for the six months ended September 30, 2024 and 2023, and the fiscal years ended March 31, 2024 and 2023. As such, we have not instituted any cash management policies that dictate how funds are transferred among our Company, the subsidiaries, or the VIEs. Subject to the passive foreign investment company (“PFIC”) rules, the gross amount of distributions we make to investors with respect to our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in, immediately following the date on which the dividend is proposed to be paid, the company being unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from the VIEs to WFOE in accordance with the VIE agreements, and depends on the receipt of funds from our Hong Kong subsidiary, Bai Zhi HK.

Current PRC regulations permit our PRC subsidiary to pay dividends to Bai Zhi HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiary and the PRC operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, the Circular on Promoting the Reform of Foreign Exchange Management and Improving Authenticity and Compliance Review, or “SAFE Circular 3,” issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction. Furthermore, if our PRC subsidiary and the operating entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiary are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Bai Zhi HK may be considered a non-resident enterprise for tax purposes, so that any dividends Zhejiang JRWP Industrial pays to Bai Zhi HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from the VIEs to Zhejiang JRWP Industrial, pursuant to contractual arrangements between them, the distribution of such payments to WFOE as dividends from Zhejiang JRWP Industrial, and the distribution of such payments to Bai Zhi HK as dividends from WFOE, and then to our Company. If the VIEs or the VIE Subsidiaries incur debt on their own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the “Double Tax Avoidance Arrangement,” the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to any dividends paid by our PRC subsidiary to its immediate holding company, Bai Zhi HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Bai Zhi HK intends to apply for the tax resident certificate if and when Zhejiang JRWP Industrial plans to declare and pay dividends to Bai Zhi HK. See “Risk Factors—Risks Relating to Doing Business in the PRC—We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability” and “Regulations—Regulations Relating to Taxation—PRC Dividend Withholding Tax.”

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from the VIEs to Zhejiang JRWP Industrial in accordance with the VIE Agreements. For services rendered to the VIEs by Zhejiang JRWP Industrial under the Exclusive Business Cooperation Agreements, Zhejiang JRWP Industrial is entitled to collect a service fee equal to 100% of the net income of each of the VIEs, which is the applicable VIE’s earnings before corporate income tax, being the revenues after deduction of operating costs, expenses and other taxes. Pursuant to the Exclusive Option Agreements, Zhejiang JRWP Industrial may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the equity of the shareholders of the applicable VIE in such VIE. For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the VIE Agreements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in the PRC—Our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.”

Selected Consolidated Financial Schedule of Jingrui Wang Pu and its Subsidiaries, the VIEs, and the VIE Subsidiaries

The following tables present selected condensed consolidated financial data of Jingrui Wang Pu and its subsidiaries and the VIEs for the six months ended September 30, 2024 and 2023, and for the fiscal years ended March 31, 2024 and 2023. Jingrui Wang Pu records its investments in its subsidiaries under the equity method. Such investments are presented in the selected condensed consolidated balance sheets of Jingrui Wang Pu as “Investments in subsidiaries and the VIEs” and the profit of the subsidiaries is presented as “Income for equity method investment” in the selected condensed consolidated statements of operations. Pursuant to the VIE Agreements, Jingrui Wang Pu’s wholly owned subsidiary, Zhejiang JRWP Industrial, has the exclusive right to provide the VIEs services related to business operations, including electric appliance sales, electric appliance sales related consulting services and rental service and is entitled to consulting fees, which equal to 100% of the consolidated net income of the VIEs. Accordingly, for the six months ended September 30, 2024 and 2023, and for the years ended March 31, 2024 and 2023, WFOE recognized the income from VIEs representing net income of the VIEs and financial interest in VIEs since the commencement of the VIE Agreements.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the six months ended September 30, 2024 (Unaudited)
	Jingrui Wang Pu. (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs (PRC)	Eliminations	Consolidated total
Revenue	$-	$-	$-	$6,164,050	$-	$6,164,050
Consulting fee income from VIEs and VIEs' subsidiaries	$-	$-	$520,059	$-	$(520,059)	$-
Income from equity method investment	$520,059	$520,059	$-	$-	$(1,040,118)	$-
Consulting fee in relation to services rendered by WOFE	$-	$-	$-	$520,059	$(520,059)	$-
Net income attributable to the Company	$(349,974)	$(1,431)	$(15)	$871,479	$-	$520,059
Comprehensive income attributable to the Company	$(399,634)	$(1,634)	$(18)	$995,140	$-	$593,854

	For the year ended March 31, 2024
	Jingrui Wang Pu. (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs (PRC)	Eliminations	Consolidated total
Revenue	$-	$-	$-	$10,652,127	$-	$10,652,127
Consulting fee income from VIEs and VIEs' subsidiaries	$-	$-	$1,410,050	$-	$(1,410,050)	$-
Income from equity method investment	$1,409,944	$1,409,968	$-	$-	$(2,819,912)	$-
Consulting fee in relation to services rendered by WOFE	$-	$-	$-	$1,410,050	$(1,410,050)	$-
Net income (loss) attributable to the Company	$1,078,606	$(24)	$(83)	$1,410,050	$(1,409,943)	$1,078,606
Comprehensive income (loss) attributable to the Company	$1,078,606	$1,409,944	$(5)	$1,019,229	$(2,488,550)	$1,019,224

	For the six months ended September 30, 2023 (Unaudited)
	Jingrui Wang Pu. (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs (PRC)	Eliminations	Consolidated total
Revenue	$-	$-	$-	$4,916,665	$-	$4,916,665
Consulting fee income from VIEs and VIEs' subsidiaries	$-	$-	$57,455	$-	$(57,455)	$-
Income from equity method investment	$57,455	$57,455	$-	$-	$(114,910)	$-
Consulting fee in relation to services rendered by WOFE	$-	$-	$-	$57,455	$(57,455)	$-
Net income attributable to the Company	$57,455	$57,455	$-	$57,455	$(114,910)	$57,455
Comprehensive income (loss) attributable to the Company	$57,455	$57,455	$-	$(10,283)	$(114,910)	$(10,283)

	For the year ended March 31, 2023
	Jingrui Wang Pu (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs (PRC)		Eliminations	Consolidated total
Revenue	$-	$-	$-		$9,403,671	$-	$9,403,671
Consulting fee income from VIEs and VIEs' subsidiaries	$-	$-	$995,464		$-	$(995,464)	$-
Income from equity method investment	$995,464	$995,464	$-		$-	$(1,990,928)	$-
Consulting fee in relation to services rendered by WFOE	$-	$-	$-	$		$(995,464)	$-
Net income attributable to the Company	$995,464	$995,464	$-		$995,464	$(1,990,928)	$995,464
Comprehensive income attributable to the Company	$995,464	$995,464	$-		$988,299	$(1,990,928)	$988,299

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30, 2024 (Unaudited)
	Jingrui Wang Pu. (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs and their subsidiaries (PRC)	Eliminations	Consolidated total
Cash and restricted cash	$5,983	$289	$419	$89,935	$-	$96,626
Consulting fee receivable due from VIEs and VIEs' subsidiaries	$-	$-	$533,748	$-	$(533,748)	$-
Intercompany receivable	$-	$-	$-	$3,074,006	$(3,074,006)	$-
Total current assets	$298,274	$289	$419	$7,746,632	$(3,074,006)	$4,971,608
Investment in subsidiaries and VIEs	$2,674,466	$2,674,466	$-	$-	$(5,348,932)	$-
Accumulated benefits through VIEs and VIEs' subsidiaries	$-	$-	$2,674,466	$-	$(2,674,466)	$-
Total non-current assets	$2,972,740	$-	$-	$64,195	$(2,972,740)	$64,195
Total assets	$3,271,014	$289	$419	$7,810,827	$(6,046,746)	$5,035,803
Consulting fee payable due to WFOE	$-	$-	$-	$533,748	$(533,748)	$-
Intercompany payable	$849,184	$1,782	$519	$2,222,521	$(3,074,006)	$-
Total liabilities	$985,635	$1,782	$519	$4,447,407	$(3,074,006)	$2,361,337
Total shareholders' equity (deficit)	$2,285,379	$(1,493)	$(100)	$3,365,815	$(2,972,740)	$2,677,861
Non-controlling interest	$-	$-	$-	$(3,395)	$-	$(3,395)
Total liabilities and equity	$3,271,014	$289	$419	$7,810,827	$(6,046,746)	$5,035,803

	As of March 31, 2024
	Jingrui Wang Pu. (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs and their subsidiaries (PRC)	Eliminations	Consolidated total
Cash and restricted cash	$522	$281	$57	$90,721	$-	$91,581
Consulting fee receivable due from VIEs and VIEs' subsidiaries	$-	$-	$1,399,735	$-	$(1,399,735)	$-
Intercompany receivable	$-	$-	$-	$2,506,454	$(2,506,454)	$-
Total current assets	$30,543	$281	$57	$6,482,024	$(2,506,454)	$4,006,451
Investment in subsidiaries and VIEs	$2,074,007	$2,074,007	$-	$-	$(4,148,014)	$-
Accumulated benefits through VIEs and VIEs' subsidiaries	$-	$-	$2,074,007	$-	$(2,074,007)	$-
Total non-current assets	$2,074,007	$-	$-	$128,378	$(2,074,007)	$128,378
Total assets	$2,104,550	$281	$57	$6,610,404	$(4,580,463)	$4,134,829
Consulting fee payable due to WFOE	$-	$-	$-	$1,399,735	$(1,399,735)	$-
Intercompany payable	$309,886	$304	$138	$2,196,126	$(2,506,454)	$-
Total liabilities		$304	$138	$4,539,743	$(2,476,018)	$2,064,167
Total shareholders' equity	$2,104,550	$(23)	$(82)	$2,074,007	$(2,104,445)	$2,074,007
Non-controlling interest	$-	$-	$-	$(3,345)	$-	$(3,345)
Total liabilities and equity	$2,104,550	$281	$57	$6,610,404	$(4,580,463)	$4,134,829

	As of March 31, 2023
	Jingrui Wang Pu (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs and their subsidiaries (PRC)	Eliminations	Consolidated total
Cash and restricted cash	$-	$-	$-	$449,836	$-	$449,836
Consulting fee receivable due from VIEs and VIEs' subsidiaries	$-	$-	$993,186	$-	$(993,186)	$-
Intercompany receivable	$-	$-	$-	$1,851,145	$(1,851,145)	$-
Total current assets		$-	$-	$5,363,509	$(1,851,145)	$3,512,364
Investment in subsidiaries and VIEs	$1,049,064	$1,049,064	$-	$-	$(2,098,128)	$-
Accumulated benefits through VIEs and VIEs' subsidiaries	$-	$-	$1,049,064	$-	$(1,049,064)	$-
Total non-current assets	$1,049,064	$-	$-	$53,338	$(1,049,064)	$53,338
Total assets	$1,049,064	$-	$-	$5,416,847	$(2,900,209)	$3,565,702
Consulting fee payable due to WFOE	$-	$-	$-	$993,186	$(993,186)	$-
Intercompany payable	$-	$-	$-	$1,851,145	$(1,851,145)	$-
Total liabilities	$-	$-	$-	$4,365,440	$(1,851,145)	$2,514,295
Total shareholders' equity	$1,049,064	$-	$-	$1,049,064	$(1,049,064)	$1,049,064
Non-controlling interest	$-	$-	$-	$2,343	$-	$2,343
Total liabilities and equity	$1,049,064	$-	$-	$5,416,847	$(2,900,209)	$3,565,702

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended September 30, 2024 (Unaudited)
	Jingrui Wang Pu. (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs and their subsidiaries (PRC)	Eliminations	Consolidated total

Net cash provided by operating activities	$(43,800)	$-	$-	$45,451	$81,709	$83,360
Net cash used in investing activities	$-	$-	$-	$(23,604)	$-	$(23,604)
Net cash used in financing activities	$(117,701)	$-	$-	$(41,523)	$85,413	$(73,811)

	For the year ended March 31, 2024
	Jingrui Wang Pu. (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs and their subsidiaries (PRC)	Eliminations	Consolidated total
Net cash provided by (used in) operating activities	$10,952	$-	$-	$964,998	$-	$975,950
Net cash used in investing activities	$-	$-	$-	$(108,549)	$-	$(108,549)
Net cash provided by (used in) financing activities	$(10,086)	$-	$-	$(761,323)	$-	$(771,409)

	For the six months ended September 30, 2023 (Unaudited)
	Jingrui Wang Pu. (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs and their subsidiaries (PRC)	Eliminations	Consolidated total
Net cash provided by operating activities	$-	$-	$-	$64,899	$-	$64,899
Net cash used in investing activities	$-	$-	$-	$(176,679)	$-	$(176,679)
Net cash used in financing activities	$-	$-	$-	$(44,608)	$-	$(44,608)

	For the year ended March 31, 2023
	Jingrui Wang Pu (Cayman Islands)	Subsidiary (Hong Kong)	WFOE and its subsidiary (PRC)	VIEs and their subsidiaries (PRC)	Eliminations	Consolidated total
Net cash provided by operating activities	$-	$-	$-	$1,258,609	$-	$1,258,609
Net cash used in investing activities	$-	$-	$-	$(26,509)	$-	$(26,509)
Net cash used in financing activities	$-	$-	$-	$(1,285,130)	$-	$(1,285,130)

ROLL-FORWARD OF INVESTMENT IN SUBSIDIARIES AND THE VIES

Balance, March 31, 2021	$(935,593)
Share of equity method investment's comprehensive income	593,854
Capital contribution	402,504
Balance, March 31, 2022	60,765
Share of equity method investment's comprehensive income	988,299
Balance, March 31, 2023	1,049,064
Share of equity method investment's comprehensive loss	(10,283)
Balance, September 30, 2023	$1,038,781

Balance, March 31, 2023	$1,049,064
Share of equity method investment's comprehensive loss	1,024,943
Balance, March 31, 2024	$2,074,007
Capital contribution	10,000
Share of equity method investment's comprehensive loss	593,854
Balance, September 30, 2024	$2,677,861

Cash and Asset Transfers Among Our Company, Our Subsidiaries, and the VIEs

As of the date of this prospectus, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As such, we have not instituted any cash management policies that dictate how funds are transferred among our Company, the subsidiaries, or the VIEs.

For the six months ended September 30, 2024 and 2023, and for the fiscal year ended March 31, 2024, cash was transferred from the PRC operating entities to us, amounting to approximately $0.4 million, $0.2 million and $0.3 million, respectively, and mainly used to pay professional service fees in connection with our anticipated offering. No cash transfer or transfer of other assets have occurred between our Company, our subsidiaries, and the VIEs during the fiscal year ended March 31, 2023. Funds were transferred among the VIEs and their subsidiaries, or the PRC affiliates, as intercompany loans, and used for working capital purposes and amounting to approximately $3.1 million, approximately $2.2 million and approximately $1.9 million as of September 30, 2024, March 31, 2024 and 2023, respectively. To the extent cash or assets in the business is in PRC or Hong Kong or an entity incorporated in PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC regulatory authority to transfer cash or assets. See “Risk Factors—Risks Relating to Doing Business in the PRC—To the extent cash or assets in the business is in PRC or Hong Kong or an entity incorporated in PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC regulatory authority within their scope of authority to transfer cash or assets.”

Current PRC regulations permit our PRC subsidiary, Zhejing JRWP Industrial, to pay dividends to Bai Zhi HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Cash dividends, if any, on our Class A Ordinary Shares would be paid in U.S. dollars. The PRC government also imposes control on the conversion of Chinese currency, Renminbi, or “RMB,” into foreign currencies and the remittance of currencies out of the PRC. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the SAFE in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if RMB is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions, and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. Furthermore, if any PRC operating entity incurs debt on its own in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments. Due to the above restrictions, if we are unable to receive payments from the PRC operating entities, we will not be able to pay dividends to our investors should we desire to do so in the future. For further details, see “Prospectus Summary—Dividends or Distributions Made to Our Company and U.S. Investors and Tax Consequences,” Summary of Risk Factors, “Risk Factors—Risks Relating to Doing Business in the PRC—We may rely on dividends and other distributions on equity paid by our PRC affiliates to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC affiliates to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Risk Factors—Risks Relating to Doing Business in the PRC—To the extent cash or assets in the business is in PRC or Hong Kong or an entity incorporated in PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC regulatory authority within their scope of authority to transfer cash or assets.” In the future, cash proceeds raised from overseas financing activities, including the cash proceeds from this offering, may be transferred by us through our Hong Kong subsidiary to WFOE via capital contribution and loans subject to applicable regulatory approvals, as the case may be. WFOE then may transfer funds to the VIEs to meet the capital needs of their business operations.

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

•	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

•	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

•	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

•	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act occurred, if we have more than $1.235 billion in annual revenue, have more than $700 million in market value of our Class A Ordinary Shares held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Controlled Company

The currently issued and outstanding Class B Ordinary Shares are beneficially owned by Mr. Haojia Liu, representing 83.34% of the aggregate voting power of our total issued and outstanding share capital as of the date hereof, and together with the Class A Ordinary Shares beneficially owned by Mr. Haojia Liu, 85.18%. Upon completion of this offering, Mr. Haojia Liu will beneficially own approximately [•]% of the aggregate voting power of our total issued and outstanding share capital, assuming no exercise of the underwriters’ over-allotment option, or approximately [•]% assuming full exercise of the underwriters’ over-allotment option. Mr. Liu will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of memorandum and articles of association and approval of certain major corporate transactions. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

•	the requirement that a majority of the board of directors consist of independent directors;

•	the requirement that our director nominees be selected or recommended solely by independent directors; and

•	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

THE OFFERING

Class A Ordinary Shares offered by us	[•] Class A Ordinary Shares

Price per Class A Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[•] to $[•] per Class A Ordinary Share.

Class A Ordinary Shares outstanding prior to the completion of this offering	13,000,000 Class A Ordinary Shares

Class A Ordinary Shares outstanding immediately after this offering

[•] Class A Ordinary Shares assuming no exercise of the underwriters’ over-allotment option and excluding [•] Class A Ordinary Shares underlying the Representative’s Warrants

[•] Class A Ordinary Shares assuming full exercise of the underwriters’ over-allotment option and excluding [•] Class A Ordinary Shares underlying the Representative’s Warrants

Class B Ordinary Shares outstanding prior to the completion of this offering	7,000,000 Class B Ordinary Shares

Class B Ordinary Shares outstanding immediately after this offering	[•] Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of our Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of our Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Listing	We have applied to have our Class A Ordinary Shares listed on Nasdaq. At this time, Nasdaq has not approved our application to list our Class A Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Proposed ticker symbol	“JRWP”

Transfer Agent	[•]

Over-allotment Option	We have granted to the underwriters an option, exercisable within 45 days from the effective date of this prospectus, to purchase up to an aggregate of [•] additional Class A Ordinary Shares.

Representative’s Warrants

We will issue to the Representative warrants to purchase up to [•] Class A Ordinary Shares, which are equal to five percent (5.0%) of the Class A Ordinary Shares offered in this offering, excluding any over-allotment shares (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable starting six (6) months from the date of the Offering, and from time to time, in whole or in part, for a period of four and a half years thereafter. The Representative’s Warrants are exercisable at a per share price of $[•], which is 120% of the public offering price per share.

Use of proceeds	We intend to use the proceeds from this offering to (i) expand our community service centers, Jingrui Electric Housekeeper, (ii) to develop our online operation systems, including the Jingrui Wangpu Weixin Mini Program (the “Mini Program”)* and Jingrui Wangpu Service Engineer APP**, and (iii) to fund working capital and for other general corporate purposes. See “Use of Proceeds” on page 56 for more information.

Lock-up

All of our directors and officers and our principal shareholders (5% or more shareholders) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for our Class A Ordinary Shares for a period of six months from the date of the Offering closing. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Class A Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 24 for a discussion of factors to consider before deciding to invest in our Class A Ordinary Shares.

Voting rights

Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company.

Each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Haojia Liu, who after our initial public offering will beneficially own approximately [•]% of the aggregate voting power of our total issued and outstanding share capital assuming no exercise of the over-allotment option by the underwriters or [•]% of the aggregate voting power of our total issued and outstanding share capital assuming full exercise of the over-allotment option by the underwriters, will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors. See “Description of Share Capital.”

*	Generally, Weixin Mini Programs refer to applications that function within the Weixin APP itself. They can be used right away without installation or downloading. Users only need to find them on Weixin to access their functions.
**	Jingrui Wangpu Service Engineer APP is an application which engineers of the PRC operating entities use to process orders received via the Mini Program and offline retail stores.

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Doing Business in the PRC

The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with this offering under PRC laws, regulations, and rules.

On July 6, 2021, the General Office of the State Council, together with another regulatory authority, jointly promulgated the Opinions on Strictly Combating Illegal Securities Activities in Accordance with the Law, which calls for, among others, enhanced administration and supervision of overseas-listed China-based companies, proposes to revise the relevant regulation governing the overseas issuance and listing of shares by such companies, and clarifies the responsibilities of competent domestic industry regulators and government authorities.

On February 17, 2023, the CSRC released the New Administrative Rules Regarding Overseas Listings (the “Trial Administrative Measures”), which took effect on March 31, 2023. Pursuant to the Trial Administrative Measures, domestic companies that seek to list overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. Where a domestic company seeks to conduct indirect overseas offerings and listings, the issuer shall designate a major domestic operating entity. This entity shall act as the domestic responsible entity and be responsible for filing with the CSRC. If a domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge, and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. See “Regulations—Regulations on Overseas Listings.”

As advised by our PRC legal counsel, DOCVIT, according to the relevant PRC laws and regulations as of the date of this prospectus, our Offering will be deemed as an indirect overseas listing by a domestic company by the CSRC. We shall fulfill the filing procedure with the CSRC in accordance with the Trial Administrative Measures within three working days after the relevant application is submitted overseas. We filed with the CSRC on May 9, 2024, received the first round of comments from the CSRC on June 4, 2024 and responded to CSRC's comments on July 15, 2024, and received the second round of comments from the CSRC on August 27, 2024 and responded on September 6, 2024. However, we cannot assure you that we will be able to complete the filings for this offering. This offering is contingent upon the completion of our filing with and the receipt of approval from the CSRC.

If the filing procedure with the CSRC under the Trial Administrative Measures is required for any future offerings or any other capital raising activities, it is uncertain whether it would be possible for us to complete the filing, or how long it will take us to do so. Failure to complete the required filing may result in an investigation by the relevant authorities, as well as fines or penalties, and could lead to an order prohibiting us from conducting an offering. These risks have the potential to cause a material adverse change in our operations and the value of our Class A Ordinary Shares. Moreover, they could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

On February 24, 2023, the CSRC jointly with other relevant governmental authorities, promulgated the Confidentiality and Archives Management Provisions, which took effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, must strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies must obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Furthermore, the Confidentiality and Archives Management Provisions provide that securities companies and securities service providers shall fulfill the applicable legal procedures when providing overseas regulatory institutions and other relevant institutions and individuals with documents or materials containing any state secrets or government authorities work secrets or other documents or materials that, if divulged, will jeopardize national security or public interest. Since the Confidentiality and Archives Management Provisions were promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions and how they will affect us.

Since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our subsidiaries and the VIEs, our ability to accept foreign investments, and our listing on a U.S. exchange. The Standing Committee of the National People’s Congress (the “SCNPC”) or PRC regulatory authorities may in the future promulgate additional laws, regulations, or implementing rules that require us, our subsidiaries, or the VIEs to obtain regulatory approval from Chinese authorities before listing in the U.S. Any failure to obtain or delay in obtaining such approval, filing or completing such procedures for this Offering, or a rescission of any such approval or filing obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the Offering or future capital raising activities into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations and prospects, as well as this Offering and the listing of the Class A Ordinary Shares.

The CSRC or other PRC regulatory authorities may also take actions requiring us, or making it advisable for us, to halt this offering or future capital raising activities before settlement and delivery of the Class A Ordinary Shares we are offering hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this offering or future capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Such procedures for obtaining the waiver remain unclear. Any uncertainties or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, prospects, financial condition, reputation, and this offering and the listing of the Class A Ordinary Shares.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in August 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB12 billion (approximately $70 billion). and at least two of these operators each had a turnover of more than RMB800 million (approximately $57 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion (approximately $285 million), and at least two of these operators each had a turnover of more than RMB800 million (approximately $57 million) must be cleared by MOFCOM before they can be completed.

Moreover, the Anti-Monopoly Law requires that the MOFCOM should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Our PRC counsel, DOCVIT, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s prior approval is not required for the listing and trading of our Class A Ordinary Shares on Nasdaq in the context of this offering under the M&A Rules, given that: (i) our PRC operating entities was incorporated as a WFOE by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; (ii) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours under this prospectus are subject to the M&A Rules; and (iii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, DOCVIT has further advised us that there remain some uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for this offering under the M&A Rules, we may face sanctions by the CSRC or other PRC regulatory agencies for failing to seek CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC operating entities, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A Ordinary Shares. Furthermore, the CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Class A Ordinary Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the Class A Ordinary Shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The PRC operating entities may become subject to different laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. They may be liable for improper use or appropriation of personal information provided by their customers.

The PRC operating entities may become subject to various PRC laws and regulations concerning privacy, data security, cybersecurity, and data protection. These laws and regulations are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us may change.

The PRC operating entities expect to obtain information about their operations, their employees, and third parties. The integrity and protection of their customers, employees, and their data is critical to the PRC operating entities’ business. Their customers and employees expect such personal information to be well protected. The PRC operating entities are also required by applicable laws to keep strictly confidential the personal information they collect, and to take adequate security measures to safeguard that.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies, and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained during performing duties or providing services, or obtaining such information through illegal ways. On November 7, 2016, the Standing Committee of the PRC National People’s Congress (“SCNPC”) issued the Cyber Security Law of the PRC, or CSL, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The CSL is the first PRC law that systematically outlines the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The legal consequences of violation of the CSL include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down websites, and revocation of business license or relevant permits.

The Civil Code of the PRC, enacted by the PRC National People’s Congress on May 28, 2020, and effective as of January 1, 2021, serves as the primary legal basis for privacy and personal information infringement claims under Chinese civil laws. PRC regulators like the Cyberspace Administration of China (“CAC”), the Ministry of Industry and Information Technology (“MIIT”), and the Ministry of Public Security (“MPS”) are increasingly focusing on regulation in the realms of data security and data protection.

Regulations regarding cybersecurity in the PRC are continuously evolving. Various regulatory bodies, such as the CAC, the MPS, and the State Administration for Market Regulation (“SAMR”), enforce data privacy and protection laws, each with their own set of evolving standards and interpretations. For example, the CAC enacted Cybersecurity Review Measures (2020) in April 2020, which took effect on June 1, 2020. Cybersecurity Review Measures (2021), promulgated on December 28, 2021 and became effective on February 15, 2022, which replace the Cybersecurity Review Measures (2020). These measures mandate that operators of critical information infrastructure must undergo a cybersecurity review when purchasing network products and services that could affect national security.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law also sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits. The costs of compliance with, and other burdens imposed by, CSL and any other cybersecurity and related laws may limit the use and adoption of the PRC operating entities’ products and services and could have an adverse impact on their business. Further, if the enacted version of the Cybersecurity Review Measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like our PRC operating entities, the PRC operating entities face uncertainties as to whether such clearance can be timely obtained, or at all.

On December 28, 2021, the CAC promulgated the Cybersecurity Review Measures (2021), which became effective on February 15, 2022. Cybersecurity Review Measures (2021) stipulates that, in addition to “operator of critical information infrastructure (“CIIOs”)”, an online platform operator who possesses the personal information of more than 1 million users seeking offering and listing abroad should also be subject to cybersecurity review.

Furthermore, the CAC released the Regulations for the Administration of Network Data Security (Exposure Draft) on November 14, 2021, and Regulation on Network Data Security Management published on September 24, 2024 and became effective on January 1, 2025, which stipulates that where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. Handlers of important data shall conduct risk assessment of their network data handling activities on an annual basis and submit risk assessment reports to the competent authorities at or above the provincial level, which shall in turn promptly notify the cyberspace administration and the public security organ at the same level. The risk assessment report shall include the following aspects: (1) basic information of the network data handler, information of the management body for network data security, and the name and contact information of the person in charge of network data security; (2) the purpose, type, quantity, method, scope, storage period and storage location etc. of the important data handled as well as the information on network data handling activities carried out, excluding the contents of network data themselves, (3) management systems for network data security and the implementation thereof, technical measures such as encryption, backup, label identification, access control, security authentication and other necessary measures and the effectiveness thereof; (4) network data security risks discovered, network data security incidents that have occurred and the handling thereof; (5) risk assessment of the provision, entrusted handling and joint handling of important data; (6) cross-border transmission of network data; and (7) other information to be reported as specified by the competent authority.

Under the Data Security Law that was enacted on September 1, 2021, as advised by DOCVIT, the PRC operating entities anticipate that they will not be subject to cybersecurity reviews by the CAC for this offering, for the following reasons: (i) their business operations do not involve the possession of more than 1 million individuals’ personal information; and (ii) the data they process does not impact national security and is unlikely to be classified as core or important data by the authorities. However, there remains uncertainty regarding how the Draft Measures may be interpreted or implemented, or whether new laws, regulations, or rules related to the Draft Measures may be adopted by PRC regulatory agencies, including the CAC. Should any such changes occur, the PRC operating entities are committed to taking all reasonable measures and actions to comply and minimize such adverse impact on their operations.

We cannot guarantee that PRC regulatory agencies, including the CAC, will take the same view as we do, and there is no assurance that we or the PRC operating entities can fully or timely comply with such laws. In the event that we or the PRC operating entities are subject to any mandatory cybersecurity review and other specific actions required by the CAC, we or the PRC operating entities face uncertainty as to whether any clearance or other required actions can be timely completed, or at all. Given such uncertainty, the PRC operating entities may be further required to suspend their relevant business, shut down their website, or face other penalties which could materially and adversely affect our business, financial condition, and results of operations.

The Foreign Investment Law of the People’s Republic of China (the “FIL”) may impact our current corporate structure, corporate governance, and business operations.

The FIL, which was adopted at the Second Session of the Thirteen National People’s Congress of the People’s Republic of China on March 15, 2019, is effective as of January 1, 2020. According to the FIL, a foreign invested enterprise (the “FIE”) refers to an enterprise incorporated under Chinese laws within the territory of China and with all or part of its investment from a foreign investor. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a Negative List to be separately issued by the State Council later. Unless the underlying business of the FIE falls within the Negative List, which calls for market entry clearance, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

On September 6, 2024, the NDRC and MOFCOM, jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version), or the Negative List, which became effective and replaced the previous version on January 1, 2022. Pursuant to the Negative List, if a PRC company engages in any business where foreign investment is prohibited under the Negative List and seeks overseas offering or listing, it must obtain the approval from competent governmental authorities. According to NDRC, a PRC company submits its application for overseas listing to the CSRC and where matters relating to prohibited businesses under the Negative List are implicated, the CSRC will consult the regulatory authorities having jurisdiction over the relevant industries and fields.

The novelty of the Trial Administrative Measures as well as with the interpretation and implementation of existing and future regulations in this regard may impact a PRC company listing and offerings overseas. For example, it is unclear as to whether the approval requirement under the Negative List will apply to follow-on offerings by PRC companies engaged in prohibited businesses and whose offshore holding company is listed overseas. If such approval is in fact required and given the NDRC’s indication of CSRC’s involvement in the approval process, there is also a lack of clarity on the application procedure. The Trial Administrative Measures, which provide for the filing procedures of the overseas offering and listing of a PRC company with the CSRC, is enacted. We will be required to submit a filing with the CSRC in connection with this offering within three business days after the submission this this registration statement. See “Risk Factors—Risks Relating to Doing Business in the PRC—The approval, filing, or other procedures of the CSRC or other PRC regulatory authorities may be required in connection with this offering under PRC laws, regulations, and rules” and “Regulations—Regulations on Overseas Listings.” If the approval requirement under the Negative List applies to follow-on offerings by PRC companies whose offshore holding company is listed overseas, we may be required to obtain an approval for this offering or we may be required to relinquish our licenses pertaining to prohibited businesses. If we relinquish or are required to relinquish these licenses, while we do not expect our business operation to be materially adversely affected, we are uncertain whether or when the relevant procedures will be completed.

We are subject to the PRC laws and regulations which may change in the future. Any non-compliance thereof could materially and adversely affect us.

Our operations in mainland China are governed by PRC laws and regulations. The PRC affiliates are governed by PRC laws and regulations. The VIE and its subsidiaries in the PRC are FIEs and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to the FIEs. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but do not have binding authority. PRC laws, rules and regulations may evolve in the future, and any non-compliance with any existing or new laws and regulations could materially and adversely affect our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations governing the business of PRC operating entities, and the enforcement and performance of the contracts between the PRC operating entities and their customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable, with little advance notice. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and the PRC operating entities’ business may be affected if the laws and regulations they rely on are subsequently adopted or interpreted in a manner different from the current understanding. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on the PRC operating entities’ business.

Since the late 1970s, the PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past several decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, as many of these laws and regulations are relatively new and may continue to evolve in response to changing economic and other conditions, any non-compliance with any existing or new laws and regulations may adversely affect our business.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than legal systems in other jurisdictions, such as the United States. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect the business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect the business and impede the ability to continue our operations.

Our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.

Investors in our Class A Ordinary Shares should be aware that they are purchasing equity in us rather than our PRC operating entities. All of our business and operations are conducted by the PRC operating entities in China. Although we have been advised by our PRC legal counsel, DOCVIT, that our VIE Agreements constitute valid and binding obligations enforceable against each party of such agreements in accordance with the terms, they may not be as effective in ensuring our interests in our VIEs, our PRC operating entities, as direct ownership. If the PRC operating entities or their respective shareholders fail to perform their respective obligations under the VIE Agreements, we may incur substantial costs and expend substantial resources to enforce our rights. All of these VIE Agreements are governed by and interpreted in accordance with PRC laws, and disputes arising from the VIE Agreements will be resolved through arbitration or litigation in the PRC. There are very few precedents and little official guidance as to how the VIE Agreements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the outcome of arbitration or litigation. These uncertainties could limit our ability to enforce the VIE Agreements. In the event we are unable to enforce the VIE Agreements, or we experience significant delays or other obstacles in the process of enforcing these VIE Agreements, we may not be able to exert effective control over our affiliated entities and may lose control over the assets owned by our VIEs. Our financial performance may be adversely and materially affected as a result, and we may not be eligible to consolidate the financial results of the VIEs into our financial results.

The PRC government exerts substantial influence over the manner in which the PRC operating entities conduct their business activities. The PRC government may also intervene or influence the PRC operating entities’ operations and this offering at any time, which could result in a material change in the PRC operating entities’ operations and our Class A Ordinary Shares could decline in value or become worthless.

As advised by our PRC counsel, DOCVIT, except for the filing procedures with the CSRC and the reporting of relevant information according to the Trial Administrative Measures, we are currently not required to obtain any other approval from any other Chinese authorities in order to list our Class A Ordinary Shares on the U.S. exchanges, as of the date of this prospectus. However, if our Company or any of our PRC operating entities are required to obtain any other approvals in the future and are denied permission from Chinese authorities to list on the U.S. exchanges, we may not be able to continue listing on U.S. exchanges, or continue to offer securities to investors, and it may materially affect the interest of the investors and cause significantly depreciation of our price of Class A Ordinary Shares. Furthermore, it is uncertain when and whether we will be required to obtain any other permission from the PRC government to list on U.S. exchanges, and even when such permission is obtained, whether it will be later denied or rescinded. As of the date of this prospectus, except for the filing procedures with the CSRC and the reporting of relevant information according to the Trial Administrative Measures, we believe we are currently not required to obtain any other permission from any of the PRC national or local government regulatory entities to list on a U.S. exchange, and have not received any denial to list on the U.S. exchange. However, we could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to the PRC operating entities’ business or industry.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, the PRC operating entities’ business segments may be subject to various government and regulatory interference in the regions in which they operate. They could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and governmental sub-divisions. The PRC operating entities may incur increased costs in order to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Recent statements by the Chinese government indicate an intent, and the PRC government may take actions, to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, could, if implemented, significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

Recent negative publicity surrounding China-based companies listed in the United States may negatively impact the trading price of the Class A Ordinary Shares.

We believe that recent negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted the stock prices of these companies. Certain politicians in the United States have publicly warned investors to shun China-based companies listed in the United States. The SEC and the PCAOB, also issued a joint statement on April 21, 2020, reiterating the disclosure, financial reporting and other risks involved in the investments in companies that are based in emerging markets as well as the limited remedies available to investors who might take legal action against such companies.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of the Class A Ordinary Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

The Class A Ordinary Shares may be delisted under the HFCA Act if the PCAOB is unable to inspect auditors or their affiliates that are located in mainland China. The delisting of the Class A Ordinary Shares, or the threat of such delisting, may materially and adversely affect the value of your investment.

The HFCA Act was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our Class A Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, Simon & Edward, LLP, the independent registered public accounting firm that issued the audit report included in this prospectus, as auditor of companies that are traded publicly in the United States and as a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. As such, as of the date of this prospectus, this offering is not affected by the HFCA Act and related regulations. However, there is a risk that our auditor may not be inspected by the PCAOB in the future. The lack of inspection could cause trading in our securities to be prohibited under the HFCAA and related regulations, and, as a result, Nasdaq may determine to delist our securities, which may cause the value of our securities to decline or become worthless.

On March 18, 2021, the SEC adopted on an interim basis rules disclosure requirements for companies with PCAOB member auditors whom the PCAOB has determined that it cannot inspect their operations within a foreign jurisdiction, or the Covered Issuers. Covered Issuers are required to disclose in their annual reports on Form 20-F: (i) that, during the period covered by the form, the registered public accounting firm has prepared an audit report for the issuer; (ii) the percentage of the shares of the issuer owned by governmental entities in the foreign jurisdiction in which the issuer is incorporated or otherwise organized; (iii) whether governmental entities in the applicable foreign jurisdiction with respect to that registered public accounting firm have a controlling financial interest with respect to the issuer; (iv) the name of each official of the Chinese Communist Party who is a member of the board of directors of the issuer or the operating entity with respect to the issuer; and (v) whether the articles of incorporation of the issuer (or equivalent organizing document) contains any charter of the Chinese Communist Party, including the text of any such charter. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, or the AHFCAA, which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On September 22, 2021, the PCAOB adopted rules governing its procedures for making determinations as to its inability to inspect or investigate registered firms headquartered in a particular foreign jurisdiction or which has an office in a foreign jurisdiction, or a PCAOB-Identified Firm. Promptly after the effective date of this rule, the PCAOB will make determinations under the HFCA Act to the extent such determinations are appropriate. Thereafter, the PCAOB will consider, at least annually, whether changes in facts and circumstances support any additional determinations. The PCAOB will make additional determinations as and when appropriate, to allow the SEC on a timely basis to identify covered issuers pursuant to the SEC rules. The rule became effective when the SEC approved the rule on November 4, 2021. On December 2, 2021, the SEC finalized its rules regarding disclosure by Covered Issuers. In addition, the release discussed the procedures the SEC will follow in implementing trading prohibitions for Covered Issuers. A foreign company would have to be designated a Covered Issuer three years in a row to be subject to a trading prohibition on that basis. The trading suspension would prohibit trading of the Covered Issuer’s securities on any exchange or in the over-the-counter markets.

The trading prohibition will be terminated if the Covered Issuer certifies to the SEC that the issuer has retained a registered public accounting firm that the PCAOB has inspected to the satisfaction of the SEC and files financial statements that include an audit report signed by the non-PCAOB-Identified Firm. The SEC is not required to engage in rulemaking to implement the trading prohibition provisions of the HFCA Act. Neither the Act nor the SEC’s release create an obligation for an exchange to delist the Covered Issuer, but the SEC noted that under existing listing rules of the exchanges, a trading prohibition would be grounds for delisting. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC authorities in those jurisdictions.

On August 26, 2022, the PCAOB entered into a Statement of Protocol with the CSRC and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the U.S. Securities and Exchange Commission’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Joseph Biden of the United Sates. The Consolidated Appropriations Act contained, among other things, an identical provision to the AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

In addition, there can be no assurance that, if we have a “non-inspection” year, we will be able to take remedial measures in response thereto. If any such event were to occur, trading in our securities could in the future be prohibited under the HFCA Act, so we cannot assure you that we will be able to maintain the listing of the Class A Ordinary Shares on Nasdaq or that you will be allowed to trade the Class A Ordinary Shares in the United States on the “over-the-counter” markets or otherwise. Should the Class A Ordinary Shares not be listed or tradeable in the United States, the value of the Class A Ordinary Shares could be materially and adversely affected.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in the Class A Ordinary Shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s China affiliate’s audit procedures or quality control procedures as compared to auditor outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures, reported financial information and the quality of our financial statements.

PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC affiliates and thereby prevent us from funding our business.

As an offshore holding company, we may transfer funds to the PRC affiliates by means of loans or capital contributions. Any loans to us and the PRC affiliates cannot exceed statutory limits based on the difference between the amount of our investments and registered capital in such PRC affiliates, and shall be registered with the State Administration of Foreign Exchange (the “SAFE”), or its local counterparts. Furthermore, at this stage, any capital increase contributions we make to the PRC affiliates shall be registered with the SAMR or its local counterparts, and reported to the MOFCOM or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into RMB and the use of the proceeds. Furthermore, SAFE promulgated a series of rules and regulations, including Notice on Reforming the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, the Circular on Reforming and Regulating Policies on the Management of Foreign Exchange Settlement of Capital Accounts, and the Circular to Further Facilitating Cross-border Trade and Investment, to further regulate the all FIEs to use RMB converted from foreign currency-denominated capital for equity investments in China.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we may not be able to obtain these government registrations or approvals on a timely basis, if at all, with respect to future loans to the PRC affiliates or future capital contributions by us to the PRC affiliates. If we fail to receive such registrations or approvals, our ability to provide loans or capital to increase contributions to the PRC affiliates may be negatively affected, which could adversely affect their liquidity and our ability to fund and expand their business.

Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions.

The PRC operating entities are required by PRC labor laws and regulations to make registrations for social insurance and housing funds, and to pay various statutory employee benefits, including pensions insurance, medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, and housing funds, to designated government agencies for the benefit of their employees. The relevant government agencies may examine whether the PRC operating entities are in compliance with the relevant labor laws and regulations. Failure to make full payment of the requisite statutory employee benefits and any potential non-compliance may subject the PRC operating entities to late payment fees, fines, and/or other penalties. If the relevant PRC authorities determine that the PRC operating entities shall make supplemental social insurance and housing fund contributions or that the PRC operating entities are subject to fines and legal sanctions in relation to their failure to make social insurance and housing fund contributions in full for their employees, our business, financial condition, and results of operations may be adversely affected.

Some of our PRC operating entities, including Dongying Yiqun, Zibo Lunsheng, and Jinan Zhongyue, have not adequately paid housing provident fund contributions for their employees. See “Regulations—Regulations on Labor Protection.” According to the Social Insurance Law of the PRC, they may be ordered to pay the outstanding social insurance contributions within a prescribed deadline and liable for a late payment fee equal to 0.2% of the outstanding amount for each day of delay, in addition to a fine ranging from RMB10,000 to RMB50,000 (approximately $1,300 to $6,800). Furthermore, they may be liable for a fine of one to three times the amount of the outstanding contributions, provided that if they still fail to pay the outstanding social insurance contributions within the prescribed deadline. In addition, according to the Regulations on the Administration of Housing Provident Fund, they may be ordered by the Housing Accumulation Fund Management Center to deposit the outstanding funds within a time limit. If they fail to deposit such amounts within the time limit, the Center may petition a people’s court to enforce the payment. As of September 30, 2024, the PRC operating entities had an estimate of RMB0 (approximately $0) and RMB30,208 (approximately $4,305) in their late payment of social insurance contribution and housing provident fund, respectively. As of March 31, 2024, the PRC operating entities had an estimate of RMB0 (approximately $0) and RMB74,431 (approximately $10,385) in their late payment of social insurance contribution and housing provident fund, respectively. However, due to the varying local policies and other factors, such as a company’s relationship with the local government, each of our PRC operating entities in China may be subject to different treatment. Due to this issue being prevalently faced by the majority of the businesses in China, it has become highly discretional for the local government to decide whether to enforce compliance with the employee social fund regulations, if at all. As of the date of the prospectus, given that (i) the requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations; (ii) pursuant to the Emergency Notice on Practicing Principles of the State Council Executive Meeting and Stabilizing Work on Collecting Social Insurance Premiums promulgated by the Ministry of Human Resources and Social Security on September 21, 2018, local authorities are prohibited from recovering unpaid social insurance premiums from enterprises; (iii) as of the date of this prospectus, the PRC operating entities had not received any notice or order from the relevant government authorities requesting us to pay the social insurance premiums or housing funds in full; (iv) as of the date of this prospectus, the PRC operating entities had not received any complaint or report on outstanding social insurance premiums or housing funds, nor had them had any labor dispute or lawsuit with their employees on payments of social insurance premiums or housing provident fund; and (v) the PRC operating entities had not been subject to any administrative penalties; they have not made any provisions in connection with the shortfall of its social insurance contribution and housing provident funds for the six months ended September 30, 2024, and the fiscal years ended March 31, 2024 and 2023. Furthermore, as of the date of the prospectus, we are not aware of any action, claim, investigation or penalties being conducted or threatened by any government authorities against any of our PRC operating entities. However, if the PRC operating entities are fined or otherwise penalized by government authorities due to their failure to adequately pay social insurance and housing provident fund contributions for their employees, our financial condition and results of operations may be negatively impacted.

It may be difficult for overseas regulators to conduct investigations or collect evidence.

Cross-border supervision and administration is generally difficult to pursue in many jurisdictions, including the PRC. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside of China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC; no organization or individual is allowed to provide documents and information related to securities business activities to overseas securities regulators without the consent of the securities regulatory authority under the State Council and the relevant competent department under the State Council; and according to the Data Security Law, no organization or individual within the territory of the PRC may provide foreign judicial or law enforcement authorities with data stored within the territory of the PRC without the approval of the competent authorities of the PRC. While detailed interpretation of or implementation rules under these regulations have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We may rely on dividends and other distributions on equity paid by our PRC affiliates to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC affiliates to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely principally on dividends and other distributions on equity paid by our PRC affiliates for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC affiliates incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, the WFOE may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, the WFOE is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.

In addition, the PRC Enterprise Income Tax Law, and its implementation rules provide that withholding tax rate of 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Any limitation on the ability of our PRC affiliates to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

To the extent cash or assets in the business is in PRC or Hong Kong or an entity incorporated in PRC or Hong Kong, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC regulatory authority within their scope of authority to transfer cash or assets.

The transfer of funds and assets among us, our subsidiaries, and the consolidated VIEs in PRC is subject to certain limitations and restrictions. The PRC regulatory authority imposes certain regulations and restrictions on the conversion of RMB into foreign currencies and the remittance of currencies out of PRC. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC affiliates and thereby prevent us from funding our business.” In addition, the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules provide that a withholding tax at a rate of 10% will be applicable to dividends payable by Chinese companies to non-Chinese resident enterprises, unless reduced under treaties or arrangements between the PRC central government and the governments of other countries or regions where the non-mainland resident enterprises are tax residents. See “Material Income Tax Consideration—People’s Republic of China Enterprise Taxation.”

As of the date of this prospectus, there are no restrictions or limitations imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to PRC), except for the transfer of funds involving money laundering and criminal activities. However, there is no guarantee that the Hong Kong government will not promulgate new laws or regulations that may impose such restrictions in the future.

As a result of the above, to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of PRC or Hong Kong due to the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC regulatory authority to transfer cash or assets.

We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.

Under the PRC Enterprise Income Tax Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered to be “resident enterprises” and will generally be subject to a uniform 25% corporate income tax on their global income (excluding dividends received from “resident enterprises”). In addition, a circular issued by State Administration of Taxation, or the SAT, on April 22, 2009 and amended on January 29, 2014 sets out certain standards for determining whether the “de facto management body” of an offshore enterprise funded by Chinese enterprises as controlling shareholders is located in China. Although this circular applies only to offshore enterprises funded by Chinese enterprises as controlling shareholders, rather than those funded by Chinese or foreign individuals or foreign enterprises as controlling shareholders, the determining criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of how they are funded. Substantial uncertainties remain as to whether our Company will be deemed a PRC resident enterprise for the Enterprise Income Tax purposes. If we are to be deemed a “resident enterprise” under the PRC Enterprise Income Tax Law, our income tax expenses may increase significantly, and our profitability could decrease materially.

We face uncertainties in the PRC with respect to indirect transfer of equity interests in our PRC subsidiaries.

The indirect transfer of equity interest in PRC enterprises by a non-resident enterprise, is potentially subject to income tax in China at a rate of 10% on the gain if such transfer is considered not to have a commercial purpose and is carried out for tax avoidance. We also face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our Company may be subject to filing obligations or taxed if our Company is transferor in such transactions, and may be subject to withholding obligations if our Company is transferee in such transactions. For transfer of shares in our Company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in investors’ tax filing in China. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these publications, or to establish that our Company should not be taxed under these publications, which may have a material adverse effect on our financial condition and results of operations.

We are subject to the PRC laws and regulations in respect of currency conversion.

Conversion of RMB into foreign currencies and, in certain cases, the remittance of currency out of China shall be made in compliance with relevant PRC laws and regulations. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, for most capital account items, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the Class A Ordinary Shares.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC affiliates to liability or penalties, limit our ability to inject capital into our PRC affiliates or limit our PRC affiliates’ ability to increase their registered capital or distribute profits.

In July 2014, the SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, which replaces the previous SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have made prior to the implementation of SAFE Circular 37, direct or indirect investments in offshore special purpose vehicles, or (“SPVs,”), are required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV is required to update their registration with the local branch of SAFE to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE to reflect any material change. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of the SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer, or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE. Our PRC shareholders are subject to SAFE regulations, and these shareholders have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37. The SAFE Circular 37 registration of our PRC shareholders has been completed, and the registration of stock interests in overseas direct investment for 2022 has been finalized. We cannot assure you, however, that all these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of the identities of all PRC residents holding direct or indirect interests in our Company. Any failure or inability by such individuals to comply with SAFE regulations may subject us to fines or legal sanctions. These sanctions may impose restrictions on cross-border investment activities, limit the distribution of dividends to us, or affect their ability to obtain foreign-exchange denominated loans from us. These sanctions may also prevent them from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange and outbound investment-related regulations are relatively new, and its interpretation and implementation shall be determined in accordance with the laws and regulations in force at the time. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as the remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment-related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Risks Related to Our Business and Industry

Our PRC operating entities may be unable to achieve or maintain profitability.

Our PRC operating entities have set goals to achieve profitability and if achieved, to progressively improve their profitability over time by growing sales, promoting services, increasing gross margin and reducing expenses as a percentage of sales. There can be no assurance that they will achieve their enhanced profitability goals. Factors that could significantly adversely affect their efforts to achieve these goals include, but are not limited to, the failure to:

●	grow their revenues through organic growth or through future acquisitions;

●	increase their revenues by expanding their markets and developing sales channels;

●	improve their revenues mix by investing (including through acquisitions) in businesses that provide higher margins than they have been able to generate historically;

●	reduce the cost of supply and source low-cost alternatives within the supply chain and withstand fluctuations in the supply and demand and prices of products and related raw materials;

●	improve their gross margins through the utilization of improved pricing practices and technology and sourcing savings;

●	maintain or reduce the overhead and support expenses of the PRC operating entities as they grow;

●	effectively evaluate future inventory reserves;

●	collect monies owed from customers;

●	maintain relationships with the significant customers of the PRC operating entities; and

●	integrate any businesses acquired.

Any of these failures or delays may adversely affect our ability to increase our profitability.

The industries in which the PRC operating entities operate are highly competitive and fragmented; demand for their products and services could decrease if they are not able to compete effectively.

The markets in which our PRC operating entities operate are fragmented and highly competitive. Their competition includes other distributors and manufacturers that sell products directly to their respective customer base and some of their customers that resell their products. To a limited extent, online retailers of electrical appliance sales and supplies, maintenance, repair and operations supplies also compete with the PRC operating entities. We also expect new competitors to emerge over time, as the PRC internet-based enterprises become more established and reliable, and their service capabilities are more refined. Competition varies depending on product lines, customer classifications, and geographic areas.

The PRC operating entities compete with several local and regional distributors and manufacturers. In several markets and product categories, they also compete with some national distributors and manufacturers. Their competitors in the electric appliance industry include wholesalers and retailers of electric appliance brands such as Midea, Hisense, and Casarte. Their competitors in comprehensive services industry include 58.com and Chongqing Woodpecker Internet Technology Co. Ltd. Several of their competitors, in one or more of their business units, have substantially greater financial and other resources than they do. No assurance can be given that the PRC operating entities will be able to respond effectively to such competitive pressures. Increased competition by existing and future competitors could result in reductions in the PRC operating entities’ sales, prices, volumes, and gross margins that could materially and adversely affect their business, financial condition, and results of operations. Their success will depend, in part, on their ability to maintain the market share and gain market share from competitors.

The PRC operating entities are facing price pressure from online retail.

With the development of the internet and express logistics industry, online shopping has gradually developed in China. According to Guangming Daily, what we believe to be a major national Chinese daily newspaper, in 2022, China’s online retail sales reached RMB13.79 trillion (approximately $1.97 trillion), a year-on-year increase of 4%. Among the sales, the online retail sales of physical goods were RMB11.96 trillion (approximately $1.7 trillion), a year-on-year increase of 6.2%, accounting for 27.2% of the total retail sales of consumer goods.5 As online social e-commerce platforms continue to grow, Economic Daily, a Chinese newpaper, quoted China Academy of Information and Communications Technology that, “[i]n 2023, the performance of leading social e-commerse platform companies improved significantly. The total revenue of the top ten listed platform companies by market value was RMB3.6 trillion, a year-on-year increase of 12.7%; the total net profit reached RMB385.44 billion, a year-on-year increase of 42.4%.”6 According to a 2024 report of ChinaIRN, an industry research institution in China, traditional e-commerce platforms like JD.com, Taobao Tmall, and Suning.com are experiencing saturated traffic with growth stagnating. Emerging social e-commerce platforms like Douyin (TikTok) and Xiaohongshu (Little Red Book) are seeing increasingly expensive online traffic, becoming new marketing battlegrounds for home appliance companies.7

As of the date of this prospectus, our PRC operating entities have not started engaging in online sales and our home appliance sales rely on physical stores. They only provide electric appliance maintenance and repair services through online channels. If the PRC operating entities cannot compete with existing online retailers in terms of price and service, our business and revenue will be adversely affected.

If the PRC operating entities cannot keep up with the trend of online retail in China, their electric appliance sales business might be adversely impacted.

The retail channel landscape of electric appliance sales industry in China is experiencing a major shift from offline to online. Offline retail stores of electric appliances are shrinking in size, which may have an adverse impact on the PRC operating entities’ electric appliance sales business if they do not follow the trend to expand their retail channels, especially online channels.

To compete with peer companies which focus on online retail, the PRC operating entities plan to (i) expand their offline retail stores; (ii) increase their capacity of providing after-sale services; (iii) cooperate with local communities to promote their products and services; and (iv) maintain a stable relationship with their customers by establishing membership clubs, attracting high-end customers.

If the PRC operating entities are unable to manage their growth or execute their strategies effectively, their business and prospects may be materially and adversely affected.

The PRC operating entities continue to expand by developing sales channels and new customers, and expect continued growth in their business and revenues. The PRC operating entities plan to further expand their comprehensive services business related to electric appliances, such as electric appliance maintenance business and electric appliance maintenance training business. For example, from 2022 to 2024, the PRC operating entities have set up four community service centers under the brand name Jingrui Electric Housekeeper, which are operated by Binzhou Jingrui Wangpu and Yangxin Jingrui Wangpu, respectively (see “Business”). The PRC operating entities plan to set up more Jingrui Electric Housekeeper community service centers and recruit franchisees, covering smaller and less developed areas. The PRC operating entities will also continue to invest resources in training, managing, and motivating the workforce. To support such growth, the PRC operating entities plan to hold periodic training for Jingrui Dian Xiao’ers. The PRC operating entities intend to provide customized training sessions to Jingrui Dian Xiao’ers with different working proficiencies. Newly-hired Jingrui Dian Xiao’ers are expected to participate in a seven-day training, focusing on practical skills of repairing and maintaining electric appliances, service skills, sales skills, and company values and culture of the PRC operating entities. These upgrades require significant financial and human resources. We cannot assure you that the PRC operating entities will be able to effectively manage their growth or to implement all these plans. Even if they implement all these plans, success is not guaranteed. Therefore, their expansion may not be successful, and our business and prospects may be materially and adversely affected.

The PRC operating entities’ business depends on their ability to offer high-quality products and services that meet consumers’ preferences and demands.

The PRC operating entities rely on their experience and operations to manage and refine their product qualities and services, which may not be effective as user preferences and market trends change. If they are unable to expand into new clients or further develop existing clients, their business may be materially and adversely affected.

If they are unable to continue to offer high-quality products and services, and unable to enhance their product and service offerings, the PRC operating entities’ reputation and attractiveness could be compromised, and they may experience a decline in their user base, which could materially and adversely affect our business and results of operations.

Future acquisitions may have an adverse effect on our ability to manage our business.

We may acquire businesses, technologies, services, or products that are complementary to our electric appliance sales and comprehensive service business. Future acquisitions may expose us to potential risks, including risks associated with the integration of new operations, services, and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing business and technology, our potential inability to generate sufficient revenue to offset new costs, the expenses of acquisitions, or the potential loss of or harm to relationships with both employees and customers resulting from our integration of new businesses.

Any of the potential risks listed above could have a material adverse effect on our ability to manage our business, revenue, and net income. We may need to raise additional debt funding or sell additional equity securities to make such acquisitions. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on their assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

The PRC operating entities are facing decreasing market demand due to the slowdown of the economy in general and the real estate market in particular.

Sales of electric appliances as durable consumer appliances are subject to users’ income levels and their expectations of future income growth. A slowdown in macroeconomic growth could cause a decline in average purchasing power, subsequently leading to a negative impact on industry growth. In addition, a slowdown in real estate market will also have a negative impact on house market demand, which will indirectly affect the demand for electric appliances. In the past several decades, the high prosperity of the real estate market and the increase in real estate sales have led to an increase in demand for home appliances, especially air conditioners and refrigerators. Conversely, the decline in real estate transactions will lead to a decline in the demand for home appliances.

5 Guangming Daily, Digital Consumption Adds New Increases in Domestic Demand, accessible at https://theory.gmw.cn/2023-11/24/content_36986596.htm.

6 Economic Daily, Enhancing Regulation to Improve Platform Economy Competitiveness, accessible at http://paper.ce.cn/pc/content/202501/08/content_307186.html.

7 ChinaIRN, 2024 Analysis and Forecast of Supply and Demand in the Electrical Appliance Industry, accessible at https://www.chinairn.com/hyzx/20241106/175349300.shtml.

The PRC operating entities’ pricing decisions may adversely affect their ability to attract new suppliers and customers and retain existing suppliers and customers. As a result, our financial performance may also be adversely affected.

The PRC operating entities may change their pricing model from time to time. If their pricing model is not optimal, it may result in the electric appliance products they sell not being profitable or not gaining market share. As competitors introduce new electric appliance products that compete with the PRC operating entities’, they may be unable to attract new suppliers and customers, at the same price or based on the same pricing models as they have used historically. Pricing decisions may also negatively impact our overall revenue. As a result, in the future, the PRC operating entities may be required to reduce prices of the electric appliances they sell, which could adversely affect our revenue, gross profit, profitability, financial position and cash flows.

The electric appliances sales industry is highly competitive with a high degree of product homogeneity. The industry concentration has increased in recent years. The increase in inventory capacity and the demand-supply imbalance may lead to risks such as “price wars,” a strategy that implies reducing prices to compete with rivals. Furthermore, rapid technological advancements and accelerated speed of product upgrades could reduce the PRC operating entities’ profit-making ability. To remain competitive in the market, it has become necessary for the PRC operating entities to invest more in products promotions and reduce prices to compete. Failure to compete will have a material adverse effect on our business, financial condition and results of operations.

Product shortages may impair the PRC operating entities’ operating results.

The PRC operating entities’ ability to offer a wide variety of products to their customers is dependent upon their ability to obtain adequate product supplies. Generally, the PRC operating entities’ products are obtainable from manufacturers in sufficient quantities. However, the loss of, or substantial decrease in the availability of, products from their suppliers, or the loss of their key suppliers, could adversely impact our financial condition and results of operations. In addition, supply interruptions could arise from shortages of raw materials, labor disputes, weather conditions, transportation disruptions, or other factors beyond control. Short- and long-term disruptions in the PRC operating entities’ supply chain would result in a need to maintain higher inventory levels as they replace similar product, a higher cost of product, and ultimately a decrease in their net sales and profitability. A disruption in the timely availability of the PRC operating entities’ products by their key suppliers would result in a decrease in our revenues and profitability, especially in the business units with supplier concentration. Although in many instances the PRC operating entities have agreements with their suppliers, these agreements usually have a one-year term and cannot be automatically renewed upon expiration. Failure to renew the contracts with the PRC operating entities’ suppliers will have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The PRC operating entities have substantial fixed costs and, as a result, their operating income is sensitive to changes in the net sales.

A significant portion of the PRC operating entities’ expenses are fixed costs (including costs on personnel and property rent), which do not fluctuate with net sales. Consequently, a percentage decline in the PRC operating entities’ net sales could have a greater percentage effect on their operating income if they do not cut off employees or take other cost reduction measures. Any decline in the PRC operating entities’ net sales would cause their profitability to be adversely affected. Moreover, a key element of the PRC operating entities’ business strategy is to manage their assets, including the substantial fixed assets, more effectively, by sales or other disposals of excess assets. Failure to rationalize the fixed assets timely and efficiently will have a material adverse effect on our business, financial condition, and results of operations.

The development of electric appliance manufacturers’ online stores, physical stores, and experience stores could negatively affect the PRC operating entities’ sales and our operating results and limit our ability to grow business.

The PRC operating entities’ customers could begin purchasing electric appliances directly from electric appliance manufacturers’ online stores, physical stores, and experience stores, which would result in decreases in the PRC operating entities’ net sales and earnings. In addition, the suppliers could invest in infrastructure to expand their own sales, which also would negatively impact the PRC operating entities’ business and our operating results.

Defects with products may lead to product liability claims, personal injury claims, property damage claims, recalls, withdrawals, replacements, or regulatory actions by governmental authorities, which could divert resources, affect business operations, decrease sales, increase costs, and put the PRC operating entities at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

The PRC operating entities may experience issues or defects with products. Therefore, they are subject to product liability claims, personal injury claims, property damage claims, recalls, withdrawals, product replacements, or regulatory actions by governmental authorities. These activities could result in increased governmental scrutiny, reputation damage, and reduced trust by customers. Such results could divert the development and management resources, adversely affect the PRC operating entities’ business operations, sales, legal fees, and costs. Although the PRC operating entities would have legal recourse against the manufacturer of such products under PRC law, exercising their rights against the manufacturer may be expensive, time-consuming, ineffective, and may have a negative impact on the PRC operating entities’ reputation. In addition, the PRC operating entities currently lack any third-party liability insurance or product liability insurance in relation to their products. These risks may put the PRC operating entities at a competitive disadvantage compared to other companies who are not affected by similar issues, and could have a material adverse effect on our business, financial condition, and results of operations.

The PRC operating entities are subject to payment processing risk.

The PRC operating entities rely on third parties to process such payment, such as wire transfer, WeChat Pay, Alipay, and POS card payment. Their customers may also use a variety of different online payment methods. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. If there are increases in payment processing fees, or significant changes in the payment ecosystem, such as delays in receiving payments from payment processors or alterations to rules or regulations regarding payment processing, our financial condition and results of operations could be materially and adversely affected.

A downturn in China’s or the global economy, and economic and political policies of China could materially and adversely affect the PRC operating entities’ business and financial condition.

The PRC operating entities’ business, prospects, financial condition, and results of operations may be influenced by the political, economic, and social conditions in China. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese economy went through a significant growth over the past decades, such growth has been uneven both geographically and sector-wise. The Chinese government has implemented various measures to encourage economic growth. Some of these measures may benefit the overall Chinese economy but may have a negative effect on the PRC operating entities.

Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential clients’ confidence in financial market as a whole and have a negative impact on the PRC operating entities’ business, financial condition, and results of operations. Additionally, continued turbulence in the international markets may adversely affect their ability to access the capital markets to meet liquidity needs.

The PRC operating entities may face allegations of damage caused by Jingrui Dian Xiao’ers’ infringement of the PRC operating entities’ work standards, which may have a material adverse effect on our financial condition and results of operations.

The PRC operating entities engage Jingrui Dian Xiao’er through two methods, hiring full-time Jingrui Dian Xiao’ers and signing a labor contract with them, or hiring part-time Jingrui Dian Xiao’ers by receiving applications through the Jingrui Wangpu Service Engineer APP. As of the date of this prospectus, there are three full-time Jingrui Dian Xiao’ers and 81 part-time Jingrui Dian Xiao’ers. Even the labor contracts and the Jingrui Wangpu Service Engineer APP registration agreements clearly stipulate the work standards, Jingrui Dian Xiao’ers may not strictly implement such work standards. In addition, although the Jingrui Wangpu Service Engineer APP registration agreement with part-time employees stipulates that liabilities arising from the maintenance service shall be borne by the part-time employees, the PRC operating entities may encounter incidents of breach of code of conduct from the Jingrui Dian Xiao’ers, safety accidents, or even criminal liability that may lead to risks or liability in the future. The PRC operating entities have implemented a mechanism to avoid Jingrui Dian Xiao’ers’ infringement of their work standards, including providing periodic training, suspending the Jingrui Dian Xiao’er who breaches work standards, and implementing penalties. For any products in defect which are caused by a Jingrui Dian Xiao’er’s breach of work standards, the PRC operating entities do not charge their customers to repair and maintain the product. All the repair and maintenance fees incurred shall be borne by the Jingrui Dian Xiao’er. The breaches, accidents, or the criminal liability may have adverse impacts on the PRC operating entities’ brand and ability to operate, which could in turn adversely affect our business, financial condition, and results of operations.

If the PRC operating entities fail to manage their inventory effectively, their operations and financial condition may be materially and adversely affected.

Excess inventory might occur as the Company cannot always accurately predict market trends to maintain appropriate inventory levels. As a result, the PRC operating entities may resort to offering discounts or promotions to manage their slow-moving inventory. On the other hand, a shortage of inventory may lead to loss of sales opportunities for the PRC operating entities. The PRC operating entities will manage their inventory and adjust according to the market situation and will conduct regular impairment assessment of their inventory. However, if the PRC operating entities fail to manage their inventory effectively, they may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. As of September 30, 2024, the PRC operating entities’ inventory balance amounted to $3,107,490 and the allowance for inventory reserve of the PRC operating entities amounted to nil. As of March 31, 2024, the PRC operating entities’ inventory balance amounted to $2,528,779 and the allowance for inventory reserve of the PRC operating entities amounted to $26,410. As of March 31, 2023, the PRC operating entities’ inventory balance amounted to $1,903,368 and the recovery of inventory of the PRC operating entities was $3,254.

The PRC operating entities’ success depends on the continuing and collaborative efforts of their management team, and their business may be severely disrupted if they lose such efforts and services.

The PRC operating entities’ success is heavily reliant on the continued services and collaborative efforts of their management team. Losing such services could severely disrupt their business. If any senior management members join a competitor or start a competing business, the PRC operating entities may lose customers, suppliers, know-how, and key staff.

The PRC operating entities’ failure to successfully manage their business expansion, including their expansion into new areas of business, would have a material adverse effect on their results of operations and prospects.

The PRC operating entities made investments in business expansion in line with their development strategy through organic growth in the past. In addition, the PRC operating entities may, from time to time and when they deem appropriate, expand into new industries, such as the home service industry, the home decoration industry, and the group purchase industry, which they believe have synergies with their existing operations. In the future, they will invest more in electric appliance maintenance services, electric appliance maintenance personnel training, and will also add non-home appliance industry service products on the Mini Programs on Weixin to provide promotion services for stores around the community. Their expansion has created, and will continue to place, substantial demand for their resources. Managing the growth and integrating the acquired businesses will require the PRC operating entities to, among other things:

●	comply with the laws, regulations and policies applicable to the acquired businesses, including obtaining timely approval as required under the relevant PRC laws;

●	maintain adequate control on their business expansion to prevent, among other things, service delays or cost overruns;

●	accumulate expertise and experience in managing the new businesses;

●	gain market acceptance for new products and services and establish relationships with new customers and suppliers;

●	manage relationships with employees, customers and business partners during the course of their business expansion and integration of new businesses;

●	attract, train and motivate members of their management and qualified workforce to support successful business expansion;

●	access debt, equity or other capital resources to fund their business expansion, which may divert financial resources otherwise available for other purposes;

●	divert significant management attention and resources from their other businesses; and

●	strengthen their operational, financial and management controls to maintain the reliability of their reporting processes.

Any significant difficulty in meeting the foregoing or similar requirements could delay or otherwise constrain the PRC operating entities’ ability to implement their expansion plans or result in failure to achieve the expected benefits of the combination or acquisition or write-offs of acquired assets or investments, which in turn would limit their ability to increase operational efficiency, reduce marginal manufacturing costs or otherwise strengthen their market position. Failure to obtain the intended economic benefits from the business expansion could adversely affect their business, financial condition, results of operations and prospects. In addition, the PRC operating entities may also experience mixed results from their expansion plans in the short term.

The PRC operating entities’ success depends upon their ability to attract, train and retain highly qualified associates and key personnel.

To be successful, the PRC operating entities must attract, train, and retain a large number of highly qualified sales associates and repair workers while controlling the labor costs. The ability to control labor costs is subject to numerous external factors, including prevailing wage rates and health and other insurance costs. The PRC operating entities compete with other businesses for these associates and invest significant resources in training and motivating them. There is no assurance that they will be able to attract or retain highly qualified associates in the future, particularly those employed by companies the PRC operating entities acquire.

The PRC operating entities may not be able to identify new products and new product lines and integrate them into their sales network, which may impact their ability to compete.

The PRC operating entities’ businesses depend in part on their ability to identify future products and product lines that complement their existing products and product lines and that respond to their customers’ needs. The PRC operating entities may not be able to compete effectively unless their product selection keeps up with trends in the markets in which the PRC operating entities compete or trends in new products. In addition, their ability to integrate new products and product lines into their distribution network may affect their ability to compete. Furthermore, the success of new products and new product lines will depend on market demand, and there is a risk that new products and new product lines will not deliver expected results, negatively affecting their future sales and results of operations. Their expansion into new markets may present sales, competitive, and regulatory challenges that differ from their current challenges. The PRC operating entities may be less familiar with the target customers and may face different or additional risks, as well as increased or unexpected costs, compared to existing operations. Entering new markets may also bring them into direct competition with companies with whom they have little or no experience as competitors. To the extent the PRC operating entities are reliant upon expansion into new geographic, industry, and product markets for growth and do not meet the new challenges posed by such expansion, their future sales growth could be negatively impacted, their operating costs could increase, and our business operations and financial results could be materially and adversely affected.

Failure to renew their current leases or locate desirable alternatives for their stores could materially and adversely affect the PRC operating entities’ business.

The PRC operating entities lease properties for their offices, customer service centers, and stores. There is no guarantee that they will be able to successfully extend or renew such leases upon their expiration on commercially reasonable terms, if at all, which may force them the relocation of their affected operations. Such relocation could disrupt their operations and incur significant expenses, materially and adversely impacting our business, financial condition, and operational results. Moreover, they face competition from other businesses for premises in certain locations or of specific sizes. Consequently, even if the PRC operating entities manage to extend or renew the leases, rental costs could rise significantly due to high demand for these properties. Additionally, as their business expands, the PRC operating entities may struggle to find suitable alternative locations for their facilities; failure in this regard could materially and adversely affect their business and operations.

The PRC operating entities’ use of some leased properties could be challenged by third parties or governmental authorities, which may cause interruptions to their business operations.

As of the date of this prospectus, some lessors of the PRC operating entities’ leased properties have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If the PRC operating entities’ lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors of the leased properties exercise their mortgage right, the PRC operating entities’ leases could be terminated or invalidated. If this occurs, they may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to the PRC operating entities.

The PRC operating entities’ business will likely require substantial capital expenditures that they may not always be able to obtain at reasonable costs and on acceptable terms. Our results of operations, cash flows, business, financial condition, could be adversely affected if the PRC operating entities fail to implement their business strategy, including their growth initiatives.

The PRC operating entities’ business is in a capital-intensive industry which requires substantial capital expenditure. They may need to seek external financing, such as bank, bond offerings, and other loans to satisfy their capital needs if cash generated from their operations is insufficient to fund their capital expenditures or if their actual capital expenditures and investments exceed their plans. The PRC operating entities’ ability to obtain external financing at reasonable costs and on acceptable terms is subject to a variety of factors, such as their credit ratings, financial market conditions and their past or projected financial performance. Rating agencies may downgrade or withdraw their ratings or place them on “credit watch” based on their assessment of a wide range of factors. For example, records of net losses may result in a deterioration of their credit ratings. The PRC operating entities recorded a net operating cash flow of $83,360 and $64,899 for the six months ended September 30, 2024 and 2023, respectively, and $975,950 and $1,258,609 for the fiscal years ended March 31, 2024 and 2023, respectively. They could incur losses in the future, which may adversely affect their corporate ratings. Other factors that may be viewed as negative by the rating agencies may also adversely affect the PRC operating entities’ corporate ratings, such as any significant decrease of market price of their products, any significant increase in their level of debt, any negative development in their ongoing or planned projects and so on. In addition, if financial markets experience significant volatility and disruption, it may result in a decrease in the availability of liquidity and credit for borrowers and increase in interest rate or other financing costs. Failure to obtain sufficient funding at reasonable costs and on acceptable terms for our development plans could delay, reduce the scope of, or eliminate future activities or growth initiatives and adversely affect their business and prospects.

Our future financial performance and success depend in large part on the PRC operating entities’ ability to successfully implement their business strategy. The PRC operating entities may not be able to successfully implement their business strategy or be able to continue improving their operating results. In particular, the PRC operating entities may not be able to continue to achieve all operating cost savings, further enhance their electric appliances maintenances business, expand into selected targeted regions.

Increases in labor costs in the PRC may adversely affect the PRC operating entities’ business and their profitability.

China’s overall economy and the average wage in China are expected to continue to grow, and labor costs are expected to increase in China. The average wage level for the PRC operating entities’ employees has increased in recent years. We expect that the PRC operating entities’ labor costs, including wages and employee benefits, will continue to increase. Unless the PRC operating entities are able to pass on the increased labor costs to their customers by increasing prices for the products and services, their profitability and results of operations could be materially and adversely affected.

In addition, the PRC operating entities are subject to stricter regulatory requirements when it comes to entering labor contracts with their employees and paying various statutory employee benefits. These include pension insurance, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance, and childbearing insurance, which are to be paid to designated government agencies for the benefit of their employees. Pursuant to the PRC Labor Contract Law that became effective in January 2008, along with its implementing rules effective from September 2008 and amendments effective from July 2013, employers face stricter requirements for signing labor contracts, setting minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. If the PRC operating entities decide to terminate some of their employees or otherwise change their employment or labor practices, the Labor Contract Law and its implementing rules may limit the PRC operating entities’ ability to enact those changes in a desirable or cost-effective manner. This could adversely affect the PRC operating entities’ business and the results of operations. Furthermore, according to the Labor Contract Law and its amendments, dispatched employees are intended to serve as a supplementary form of employment; the fundamental form should be direct employment by enterprises and organizations requiring employees.

As the interpretation and implementation of labor-related laws and regulations in China are still evolving, we cannot assure you that the PRC operating entities’ employment practices are, or will remain, in full compliance with all labor-related laws and regulations. This could potentially subject the PRC operating entities to labor disputes or government investigations. If they are found to have violated relevant labor laws and regulations, they could be required to provide additional compensation to their employees, and as a result, our business, financial condition, and results of operations could be materially and adversely affected.

Unexpected network interruptions, security breaches, computer virus attacks, and system failures could have material adverse effects on our business, financial condition and results of operations.

The PRC operating entities’ maintenance of the Mini Program on Weixin (see “Business”) relies on the performance and reliability of the internet infrastructure. We cannot assure you that the internet infrastructure which the PRC operating entities depend on will remain sufficiently reliable for their needs. Any failure to maintain the performance, reliability, security, or availability of their network infrastructure may cause significant damage to the PRC operating entities’ ability to attract and retain users and clients. Major risks involving the PRC operating entities’ network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of their servers;

●	disruption or failure in the national backbone networks in China, which would make it impossible for users and clients to access the Mini Programs;

●	damage from natural disasters or other catastrophic events such as typhoon, volcanic eruption, earthquake, flood, telecommunications failure, or other similar events; and

●	any infection by or spread of computer viruses or other system failures.

Any network interruption or inadequacy that causes interruptions in the availability of the Mini Program or deterioration in the quality of access to Mini Program could reduce user and client satisfaction and result in a reduction in the activity level of the users and clients of the PRC operating entities as well as the number of clients making trading transactions on the Mini Program. Furthermore, increases in the volume of traffic on the Mini Program could strain the capacity of the PRC operating entities’ existing computer systems and bandwidth, which could lead to slower response times or system failures. The internet infrastructure which the PRC operating entities depend on may not support the demands associated with continued growth in internet usage. This could cause a disruption or suspension of the PRC operating entities’ service delivery, which could hurt their brand and reputation and expose it to a risk of loss, litigation and possible liability. The PRC operating entities may need to incur additional costs to upgrade their technology infrastructure and computer systems in order to accommodate increased demand if they anticipate that their systems cannot handle higher volumes of traffic and transactions in the future.

Because we are an exempted company incorporated in the Cayman Islands and all of our business is conducted in the PRC, you may be unable to bring an action against us or our officers and directors or to enforce any judgment you may obtain.

We are an exempted company incorporated in the Cayman Islands and conduct all of our operations in China through our PRC operating entities. All our assets are located outside of the United States and the proceeds of this offering will be held in banks outside of the United States. All our officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against our management in the United States in the event that you believe we have violated your rights under either the United States federal or state securities laws or otherwise, or if you have a claim against us. Even if you are successful in bringing an action of this kind, the Cayman Islands law and the PRC law may not permit you to enforce a judgment against our assets or the assets of our directors and officers. See “Enforceability of Civil Liabilities.”

Certain industry data and information in this prospectus were obtained from third-party sources and were not independently verified by us.

This prospectus contains certain industry data and information from third-parties. We have not independently verified the data and information contained in such third-party publications and reports. Data and information in such third-party publications and reports may use third-party methodologies, which may differ from the data collection methods we use. In addition, these industry publications and reports generally indicate that the information is believed to be reliable, but do not guarantee the accuracy and completeness of such information.

Statistical data in these publications also include projections based on a number of assumptions. The electric appliance industry may not grow at the rates projected by market data, or at all. If any of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. A material slowdown in the electric appliance industry compared to the projected rates may materially and adversely affect our business and the market price of our Class A Ordinary Shares.

Market, economic, macroeconomic policies and other conditions in China may adversely affect the demand for the PRC operating entities’ products and services.

The PRC operating entities’ industry depends upon the overall level of economic conditions and consumer spending in China. A slowdown in China's economic growth, short-term distress in financial markets, or reduced market liquidity, as well as increased government intervention, may reduce the number of the PRC operating entities’ customers, and their financial performance could be adversely affected.

The electric appliances sales industry is closely associated with the consumer market and the real estate market. Changes in macroeconomic policies, consumption investment policies, real estate policies, and laws and regulations will affect product demands, which in turn will affect product sales of the PRC operating entities. The PRC operating entities will closely monitor changes in the relevant policies, laws, and regulations, and make forecasts of market changes, in order to ensure further development of the Company.

Adverse market trends may affect their financial performance. Such trends may include, but are not limited to, the following:

●	fluctuations in consumer demand, which reflect the prevailing economic and demographic conditions;

●	low levels of consumer and business confidence associated with recessionary environments which may in turn reduce consumer spending.

The PRC operating entities face risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt their operations.

China has experienced significant natural disasters, including earthquakes, extreme weather conditions, as well as health scares related to epidemic or pandemic diseases, and any similar event could materially impact the PRC operating entities’ business in the future. If a disaster or other disruption occurred that affects the regions where we operate their business, the resulting loss of personnel and damage to property could materially adversely affect the PRC operating entities’ business. Even if the PRC operating entities are not directly affected, such a disaster or disruption could affect our operations or financial condition, which could harm the results of our operations.

Although the WHO declared on May 5, 2023, that the COVID-19 pandemic is no longer a “global health emergency,” the potential further impact on our results of operations is still uncertain. It will depend on future developments and information that may emerge regarding the duration and severity of COVID-19 and the actions taken by governmental authorities and other entities to contain COVID-19 or to mitigate its impacts, almost all of which are beyond our control. Given the general slowdown in economic conditions globally and volatility in the capital markets, we cannot assure you that we will be able to maintain the growth rate we have experienced or projected. We will continue to closely monitor the situation throughout 2024 and beyond.

Our operating income may be significantly affected by monetary policy adjustments. It may have a material adverse effect on our financial condition and results of operations.

Our primary source of operating income is sales revenue generated from our PRC operating entities’ electric appliance sales business. Our profitability is largely influenced by the performance of our sales business and prevailing financing interest rates. As the People’s Bank of China continues to ease controls on interest rates, which may increase volatility in these rates. Fluctuations in interest rates can affect our financing costs, thereby influencing our overall profitability.

If the PRC operating entities are not able to adequately protect their proprietary intellectual property and information and protect against third party allegations, harassment, or other detrimental conduct, our results of operations could be adversely affected.

The value of the PRC operating entities’ business depends in part on their ability to protect their intellectual property and information, including their trademarks, domain names, copyrights, and rights under agreements with third parties, in China and around the world, as well as their customer, employee, and customer data. Third parties may try to challenge their ownership of their intellectual property globally. In addition, intellectual property rights and protections in China may be insufficient to protect material intellectual property rights in China. Further, the PRC operating entities’ business is subject to the risk of third parties counterfeiting their products or infringing on their intellectual property rights. The steps they have taken may not prevent unauthorized use of their intellectual property. They may need to resort to litigation to protect their intellectual property rights, which could result in substantial costs and diversion of resources. If they fail to protect their proprietary intellectual property and information, including with respect to any successful challenge to their ownership of intellectual property or material infringements of their intellectual property, this failure could have a material adverse effect on our business, financial condition, and results of operations.

Third parties may assert that the PRC operating entities’ employees or contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets, which could result in litigation.

The PRC operating entities may employ individuals who have previously worked with other companies, including their competitors or potential competitors. Although the PRC operating entities try to ensure that their employees and contractors do not use the proprietary information or know-how of others in their works, the PRC operating entities may be subject to claims that they or their employees or contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If the PRC operating entities fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, they may lose valuable intellectual property rights or personnel. Even if they are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

The PRC operating entities are exposed to concentration risk, due to their reliance on their major supplier, Boxi Electric Appliance (China) Co., Ltd (“Boxi”). If the PRC operating entities’ relationship with Boxi deteriorates, or they are unable to renew their agreement with Boxi on substantially similar terms, our financial performance, results of operations and ongoing growth could be adversely affected.

The PRC operating entities’ purchases are highly concentrated. For the six months ended September 30, 2024, two vendors, including Boxi and Shandong Lingdi Smart Technology Co., Ltd., accounted for 32.9% and 10.1% of the Company’s total purchases, respectively. For the year ended March 31, 2024, three suppliers, namely Boxi, Zibo Shuihe Trading Co., Ltd. (“Zibo Shuihe”) and Shandong Lijiabo Trading Co., Ltd. (“Shandong Lijiabo”), accounted for 33.6%, 10.6% and 11.1% of the Company’s total purchases, respectively. For the year ended March 31, 2023, Boxi accounted for 50.1% of the Company’s total purchases. Boxi offers the PRC operating entities with electric appliances of the brand Siemens. However, the lack of diversification in the PRC operating entities’ supplier base increases its vulnerability to fluctuations in electric appliance cost, which could have a negative impact on its gross margin.

In addition, since August 2022, Dongying Yiqun has been purchasing electric appliances from Boxi through a related-party company, Dongying Borui Da Trading Co., Ltd (“Borui Da”), an entity affiliated with Mr. Yi Tian and his daughter, Ms. Qian Tian. Mr. Yi Tian is the legal representative and general manager of the VIE Entity Dongying Yiqun. Ms. Qian Tian owns 95% of Borui Da’s equity. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Revenue from Electric Appliance Product Sales” and “Related Party Transactions.” This arrangement was because Dongying Yiqun once had a labor arbitration with its former employee in 2021, which was inconsistent with Boxi’s policy that requires its direct distributors not to be involved in any litigations or arbitrations. The labor arbitration was immaterial to Dongying Yiqun’s business operation and had been settled in May 2021. There is no purchase agreement currently in effect between Dongying Yiqun and Boxi. The purchase price charged by Borui Da to Dongying Yiqun depends on the market price, and Borui Da shall not set any limitation on the purchase price, or any profit amount or percentage. Furthermore, neither we nor Dongying Yiqun has direct ownership of Borui Da. There’s no guarantee that Dongying Yiqun can renew their contracts with Borui Da on substantially similar terms, or at all. If the relationship between Borui Da and Boxi or Dongying Yiqun deteriorates, or if either of the agreements between Borui Da and Boxi, or Borui Da and Dongying Yiqun, is unable to be renewed on substantially similar terms, or at all, whether due to unforeseen circumstances, changes in Boxi or Borui Da’s business strategy, or any other reasons, Dongying Yiqun would suffer disruptions in the procurement of Boxi. This could result in locating alternative electric appliance suppliers. As a result, our gross margin, financial performance, result of operations and ongoing growth could also be adversely affected.

Russia’s invasion of Ukraine could adversely affect our future business and results of operations.

We are a holding company incorporated in the Cayman Islands, through our wholly-owned subsidiaries and entities controlled through contractual arrangements, primarily engaged in retail and wholesale of various electric appliance products to customers in the PRC. Currently, we do not have any suppliers or customers in Ukraine or Russia. Our business and our result of operations have no direct exposure to Russia, Ukraine, or the adjoining geographic regions, and accordingly have not been materially impacted by the Russia’s invasion of Ukraine. However, the war in Ukraine and the related sanctions have increased global economic and geopolitical uncertainty. Our management continues to evaluate the impact of the ongoing war between Russia and Ukraine and resulting market volatility and has concluded that while it is reasonably possible that these events could have a negative effect on the Company’s future financial position, results of operations, the specific impact is not readily determinable as of the date of this prospectus. Although our financial results have not yet been adversely affected by the war in Ukraine, and we do not conduct business in Russia or Ukraine, our financial results, our ability to raise capital or raise capital on favorable terms, may be adversely affected by Russia’s invasion of Ukraine. In addition, the United States and other nations have raised the possibility of sanctions on China, Chinese banks, and companies with operations in China that do business with Russia or its allies. Although we do not conduct business in Russia, or with Russian counterparties, we may be impacted by sanctions imposed on third parties. Our operations may also be adversely impacted by any actions taken by China in response to the war or any related sanctions or threatened sanctions. Such actual or threatened sanctions and other geopolitical factors arising in connection with the way, such as continued political or economic instability or increased economic or political tensions between the United States and China, could also adversely affect our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our Class A ordinary shares.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct all operations through the PRC operating entities established in the PRC, including the VIEs and the VIE Subsidiaries. We control and receive the economic benefits of our VIEs and the VIE Subsidiaries through contractual arrangements. Our Class A Ordinary Shares offered in this offering are shares of our offshore holding company instead of shares of the PRC operating entities in China. For a description of the share acquisitions, see “Corporate History and Structure.”

The VIEs contributed 100% of the Company’s consolidated results of operations and cash flows for the years ended March 31, 2023 and accounted for 100% of the consolidated total assets and liabilities as of March 31, 2023. During the year ended March 31, 2024, the Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial only recorded immaterial amount of assets and liabilities (including cash of $859, prepaid expense of $30,021, accrued expense of $29,619 and due to related parties of $20,010 as of March 31, 2024). In addition, there was no revenue generated by the Company, Bai Zhi HK and the WFOE during fiscal year 2024, operating expenses and net loss reported by the Company, Bai Zhi HK and the WFOE amounted to approximately $331,520 for the year ended March 31, 2024. As of September 30, 2024, the Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial only recorded immaterial amount of assets and liabilities (including cash of $6,691, prepaid expense of $277,813, due from related parties of $14,478, and due to related parties of $136,450 as of September 30, 2024). In addition, there was no revenue generated by the Company, Bai Zhi HK and the WFOE during the six months ended September 30, 2024, operating expenses and net loss reported by the Company, Bai Zhi HK and the WFOE amounted to approximately $351,421 for the six months ended September 30, 2024. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operating results and cash flows of the VIEs and the VIEs’ subsidiaries as of and for the six months ended September 30, 2024 and for the year ended March 31, 2024.

We rely on and expect to continue to rely on Zhejiang JRWP Industrial’s contractual arrangements with the VIEs to operate our business. These contractual arrangements, or the VIE Agreements, may not be as effective in providing us with control over our VIEs as ownership of controlling equity interests would be in providing us with control over or enabling us to derive economic benefits from the operation of the VIEs. Under the current VIE Agreements, as a legal matter, if the VIEs or any of its shareholders executing the VIE Agreements fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of a VIE were to refuse to transfer their equity interests in such variable interest entity to us or our designated persons when we exercise the purchase option pursuant to the VIE Agreements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate the VIE Agreements for violation of PRC laws, rules and regulations, (ii) any VIE Entity or its shareholders terminate the relevant VIE Agreements, (iii) any VIE Entity or its shareholders fail to perform their obligations under the VIE Agreements, or (iv) if these regulations change or are interpreted differently in the future, our business operations in China would be materially and adversely affected, and the value of your shares would substantially decrease or even become worthless. Further, if we fail to renew the VIE Agreements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate businesses in China.

In addition, if any VIE Entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the VIE Entity undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business and our ability to generate revenues.

The VIE Agreements may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach the VIE Agreements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current VIE Agreements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. The shareholders of our consolidated VIEs may not act in the best interests of our Company or may not perform their obligations under the VIE Agreements. Such risks exist throughout the period in which we intend to operate certain portions of our business through the VIE Agreements with our VIEs.

If our VIEs or their shareholders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend additional resources to enforce such contractual arrangements. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to the VIE Agreements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in our VIEs, our ability to exercise shareholders’ rights or foreclose the share pledge according to the VIE Agreements may be impaired. If these or other disputes between the shareholders of our VIEs and third parties were to impair our control over our VIEs, our ability to consolidate the financial results of our VIEs would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

In the opinion of our PRC legal counsel, DOCVIT, each of the VIE Agreements among Zhejiang JRWP Industrial, our VIEs and its shareholders governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the opinion of our PRC legal counsel. In addition, it is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. PRC government authorities may deem that foreign ownership is directly or indirectly involved in our VIEs’ shareholding structure. If our corporate structure and contractual arrangements are deemed by the MIIT or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of our consolidated VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business.

All of these VIE Agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC has some differences with other jurisdictions, such as the United States. As a result, these differences in the PRC legal system could limit our ability to enforce the VIE Agreements. In the event we are unable to enforce these VIE Agreements, we may not be able to control the VIEs and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

Furthermore, if we, or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including, without limitation:

●	revoking the business license and/or operating licenses of our WFOE, Zhejiang JRWP Industrial, our VIEs or the VIE Subsidiaries;

●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions among our WFOE, Zhejiang JRWP Industrial, our VIEs or the VIE Subsidiaries;

●	imposing fines, confiscating the income from our WFOE, Zhejiang JRWP Industrial, our VIEs or the VIE Subsidiaries, or imposing other requirements with which we or our VIEs may not be able to comply;

●	placing restrictions on our right to collect revenues;

●	shutting down our servers or blocking our app/websites;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs or our subsidiary; or

●	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

●	taking other regulatory or enforcement actions against us that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our WOFE, Zhejiang JRWP Industrial, the VIEs and the VIE Subsidiaries in our consolidated financial statements, if the PRC government authorities were to find our corporate structure and the VIE Agreements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our Zhejiang JRWP Industrial, the VIEs and the VIE Subsidiaries, or our right to receive substantially all the economic benefits and residual returns from them, and we are not able to restructure our corporate structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of them in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

As of the date of this prospectus, we are not aware of any conflicts between the shareholders of the VIEs and us. However, the shareholders of the VIEs may have actual or potential conflicts of interest with us in the future. As of the date of this prospectus, Mr. Jun Chang holds a 100% ownership interest in Dongying Yiqun, Mr. Xiaolin Wang holds a 100% ownership interest in Zibo Lunsheng, Mr. Xiaolin Wang and Ms. Ruixue Qiu hold 70% and 30% ownership interests in Ji'nan Zhongyue, respectively, Mr. Haojia Liu holds a 100% ownership interest in Shandong Yangxin, and Mr. Haojia Liu and Ms. Juanjuan Si hold 43.66% and 17.94% ownership interests in Zhejiang JRWP Quanwu, respectively. The shareholders of VIEs may refuse to sign or breach, or cause the VIEs to breach, or refuse to renew, the VIE Agreements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively exercise our contractual rights in the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Agreements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of the Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If we exercise the option to acquire equity ownership of the VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Special Administrative Measures (the “Negative List”) for Foreign Investment Access (2024 Edition), foreign investors are not allowed to hold more than 50% of the equity interests of any company providing value-added telecommunications services, including ICP services, with the exception of e-commerce, domestic multi-party communications, storage-forwarding, and call centers businesses. Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council, the main foreign investor who invests in a value-added telecommunications business in China must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. We face the risk of not satisfying the requirement promptly. In addition, the Special Administrative Measures (Negative List) for Foreign Investment Access (2024 Edition) prohibits foreign investors from investing in internet culture activities with the exception of music. If the PRC laws were revised to allow foreign investors to hold more than 50% of the equity interests of value-added telecommunications enterprises, due to the necessity of ICP services, we might be unable to terminate the VIE Agreements until we were able to comply with the Qualification Requirements, or if we attempt to terminate the VIE Agreements before we are able to comply with the Qualification Requirements we may be ineligible to operate our value-added telecommunication and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to the VIE Agreements, we have the exclusive right to purchase all or any part of the equity interests in the VIE from the respective equity holders for a nominal price, unless the relevant government authorities or PRC laws request that the equity interests be evaluated upon purchase and in which case the purchase price shall be adjusted based on the evaluation result. Subject to relevant laws and regulations, the respective equity holders shall return any amount of purchase price they have received to Zhejiang JRWP Industrial. If such a return of purchase price takes place, the tax for ownership transfer income requires Zhejiang JRWP Industrial to pay, which was 20% of income from equity transfer and could be substantial.

Our VIE Agreements may not be as effective in providing operational control as direct ownership and the VIE shareholders may fail to perform their obligations under our VIE Agreements.

The Negative List stipulates that foreign investors cannot own more than 50% of the equity interests in a value-added telecommunication enterprise, except for sectors such as e-commerce, domestic multi-party communications, storage-forwarding, and call centers. Additionally, the primary foreign investor in such an enterprise must have experience in providing value-added telecommunications services overseas and maintain a good track record. As we plan to launch our e-commerce businesses in electric appliance sales and electric appliance sales-related services through the Mini Program. PRC laws restrict foreign equity ownership in such enterprises in China, and, therefore, we are compelled to operate value-added telecommunication businesses through VIEs. In these VIEs, we hold no ownership interests and rely on a series of VIE Agreements with the VIEs and their respective equity holders to control and operate these businesses. Our revenue and cash flow from such businesses are attributed to the VIEs. The VIE Agreements may not be as effective as direct ownership in providing us with control over the VIEs. Direct ownership would allow us, for example, to exercise our rights directly or indirectly as a shareholder to effect changes in the boards of directors of the VIEs, which, in turn, could effect changes, subject to any applicable fiduciary obligations at the management level. However, under the VIE Agreements, as a legal matter, if the VIEs or their equity holders fail to perform their respective obligations under the VIE Agreements, we may have to incur substantial costs and expend significant resources to enforce those arrangements and resort to litigation or arbitration and rely on legal remedies under PRC laws. These remedies may include seeking specific performance or injunctive relief and claiming damages, any of which may not be effective. In the event we are unable to enforce these VIE Agreements, or we experience significant delays or other obstacles in the process of enforcing these VIE Agreements, we may not be able to exercise our rights as the primary beneficiary over the VIEs and may lose control over the assets owned by the VIE. As a result, we may be unable to consolidate the VIEs in our consolidated financial statements, which could materially and adversely affect our financial condition and results of operations.

Any failure by the VIEs, or their shareholders to perform their obligations under the VIE Agreements with them would have a material adverse effect on our business.

We refer to the VIEs’ shareholders as nominee shareholders. They remain the holders of equity interests on record, but they have irrevocably authorized an individual appointed by Zhejiang JRWP Industrial to exercise their shareholder rights in the relevant VIEs. If either the VIEs or their shareholders fail to honor the VIE Agreements, we may face significant costs and resource expenditure to enforce them. Our legal options would be, under PRC laws, seeking specific performance, injunctive relief, and claiming damages. However, we cannot guarantee the effectiveness of these remedies in the PRC. For instance, if the VIE shareholders refuse to transfer their equity interest to us—or our designee—upon exercising the purchase option pursuant to the VIE Agreements, or if they were otherwise to act in bad faith toward us, then, we may have to take legal actions to compel them to perform their contractual obligations.

All of the VIE Agreements are governed by PRC laws and specify that disputes will be resolved through arbitration in China. Therefore, these contracts will be interpreted based on PRC laws, and disputes will be settled according to PRC legal procedures. The PRC legal system has some differences with other jurisdictions like the United States. As a result, these differences in the PRC legal system could limit our ability to enforce these contracts. There are very few precedents and limited guidance on how contractual arrangements for a consolidated variable interest entity should be interpreted or enforced under PRC laws, which adds to the uncertainty. Moreover, arbitration awards in the PRC are final, and parties can’t appeal unless a competent court revokes the award or declares it unenforceable. If we can’t enforce the arbitration awards within a certain time limit, we then have to go through additional arbitration award recognition proceedings in the PRC courts, which will let us incur further expenses and delays. If we fail to enforce the VIE Agreements or encounter significant delays or obstacles in the enforcement process, we may lose our primary beneficiary status over our consolidated VIEs, negatively affecting our business operations.

The VIE Agreements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within 10 years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE Agreements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules, and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the tax liabilities of the VIEs increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use, or otherwise benefit from, the licenses, approvals and assets held by the VIEs, which could severely disrupt our business, render us unable to conduct some or all of our business operations and constrain our growth.

We rely on VIE Agreements with the VIEs to use, or otherwise benefit from, certain foreign restricted licenses and permits that we need or may need in the future as our business continues to expand, such as the internet content provider license, held by one of the VIEs.

The VIE Agreements contain terms that specifically obligate the VIEs’ shareholders to ensure the valid existence of the VIEs and restrict the disposal of material assets of the VIEs. However, in the event the VIEs’ shareholders breach the terms of the VIE Agreements and voluntarily liquidate the VIEs, or the VIEs declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to conduct some or all of our business operations or otherwise benefit from the assets held by the VIEs, which could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, if the VIEs undergo a voluntary or involuntary liquidation proceeding, their shareholders or unrelated third-party creditors may claim rights to some or all the assets of the VIEs, thereby hindering our ability to operate our business and constrain our growth.

If the custodians or authorized users of the PRC affiliates controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, their business and operations could be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the SMAR, formerly known as the State Administration for Industry and Commerce (“SAIC”). Our PRC affiliates execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents.

The PRC affiliates use two major types of chops: corporate chops and finance chops. Chops are seals or stamps used by a PRC company to legally authorize documents, often in place of a signature. The PRC affiliates use corporate chops for documents to be submitted to government agencies, such as applications for changing business scope, directors, company name, or any other legal letters. The PRC affiliates use finance chops for making and collecting payments such as issuing invoices. Use of corporate chops must be approved by The PRC affiliates’ legal departments and administrative departments, and use of finance chops must be approved by The PRC affiliates’ finance department. The chops of the PRC affiliates are held by the relevant entities so that documents can be executed locally. Although they usually utilize chops to execute contracts, the registered legal representatives of the PRC affiliates have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

To maintain the security of the chops, the PRC affiliates store them in secured locations that are accessible only to the designated key employees of the PRC affiliates’ legal, administrative, or finance departments. The PRC affiliates’ designated legal representatives do not have access to the chops. Although they have approval procedures in place and monitor their key employees, including the designated legal representatives of the PRC affiliates, the procedures may not be sufficient to prevent all instances of abuse or negligence. In addition, the PRC affiliates also separate the authorized user of chops from the keeper of keys to the storage room and install security cameras for the storage room. There is a risk that the PRC affiliates’ key employees or designated legal representatives could abuse their authority, for example, by binding the PRC affiliates with contracts against our or the PRC affiliates’ interests, as the PRC affiliates would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of their chops or signatures of their legal representatives. If any designated legal representative obtains control of the chop and obtains control over the relevant entity, the PRC affiliates would need to have a shareholder or board resolution to designate a new legal representative to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains, misuses, or misappropriates the PRC affiliates’ chops and seals or other controlling intangible assets for whatever reason, the PRC affiliates could experience disruption to their normal business operations. The PRC affiliates may have to take corporate or legal action, which could involve significant time and resources to resolve the matter, while distracting management from their operations, and our business operations may be materially and adversely affected.

Risks Related to this Offering and the Trading Market

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Class A Ordinary Shares. We have applied to list our Class A Ordinary Shares on Nasdaq. However, an active public market for our Class A Ordinary Shares may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the underwriters, and does not bear any relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in the results of our operations.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As such, we have not instituted any cash management policies that dictate how funds are transferred among our Company, the subsidiaries, or the VIEs. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if they publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

The trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Ordinary Shares may decline.

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal control procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended March 31, 2024 and 2023, we have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the PCAOB and other control deficiencies. The material weaknesses identified are as follows: (i) lack of sufficient and qualified accounting personnels and resources with appropriate knowledge of U.S. GAAP when dealing with daily accounting activities and complex accounting issues; and (ii) inadequate design and implementation of internal control over the financial reporting for the periods being audited, including preparation and reviewing of consolidated financial statements and related disclosures under US GAAP and SEC requirements. These material weaknesses remained as of September 30, 2024 and March 31, 2024. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors, or omissions.

To remedy our previously identified material weakness, we and the VIEs have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting. These measures include the following:

(i)

The VIEs intend to hire new accounting staff and consultants with appropriate U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework,

(ii)

We and the VIEs intend to complement and continue to develop an ongoing program in the form of online courses to provide sufficient and appropriate training for financial reporting and accounting personnel, especially trainings related to U.S. GAAP and SEC financial reporting requirements. We have also organized and will continue to organize monthly seminars to provide the team with an opportunity to communicate and discuss the courses to enhance their understanding. In addition, we have developed internal policies to encourage our accounting staff to obtain U.S. CPA certification,

(iii)	We and the VIEs have assigned clear oversight roles and responsibilities for our chief financial officer, chair of the audit committee, and qualified accounting and financial reporting staff to address accounting and financial reporting issues, especially for non-recurring and complex transactions, to ensure consolidated financial statements and related disclosures are accurate, complete, and in compliance with SEC requirements. Entries are made by accounting staff, approved by accounting managers, and reviewed by our chief financial officer.

(iv)	We and the VIEs have taken steps to establish and enhance an internal control framework. Particularly, each department within the VIEs has established rules for daily operations to ensure critical risks are managed and mitigated. We have also established control matrix, narrative, and flow chart to facilitate self-testing and external audit. We are in the process of standardizing and documenting our daily control activities and expect this to be completed by the end of 2024. In addition, we plan to build an internal audit and financial due diligence team to assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control on a quarterly and annual basis.

However, such measures have not been fully implemented and we conclude that the material weakness in our internal control over financial reporting had not been remediated as of September 30, 2024, and as of March 31, 2024 due to the nature of the remediation process and the need to allow adequate time after implementation to evaluate and test the effectiveness of the controls, management expects the material weaknesses will be fully remediated in approximately fifteen to eighteen months, and expected the cost to be approximately $160,000 annually.

In addition, once we cease to be an “emerging growth company” as such term is defined under the Jumpstart Our Business Startups Act, or JOBS Act, Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, pursuant to which our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our second annual report on Form 20-F following the consummation of this offering. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, or if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

Our management team lacks experience in managing a U.S.-listed public company and complying with laws applicable to such company, the failure of which may adversely affect our business, financial condition and results of operations.

Our current management team lacks experience in managing a company publicly traded in the U.S., interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies listed in the U.S. Prior to the completion of this offering, we operate all of our businesses through the PRC operating entities in the PRC. As a result of this offering, we will become subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the scrutiny of securities analysts and investors, and our management currently has no experience in complying with such laws, regulations, and obligations. Therefore, our management team may not successfully or efficiently manage our transition to becoming a U.S. listed public company. These new obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, and results of operations.

We will incur increased costs as a result of being a public company.

Once we become a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting, and financial compliance costs and to make certain corporate activities more time-consuming and costly. In addition, we incur ongoing additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

The dual class structure of our Ordinary Shares will have the effect of concentrating voting control with Mr. Haojia Liu, who will beneficially own approximately [●]% of the aggregate voting power of our total issued and outstanding share capital following the completion of this offering, preventing you and other stockholders from influencing significant corporate matters, including the election of directors, amendments to our memorandum and articles of association, mergers and consolidations, sale of all or substantially all of our assets and other significant corporate actions requiring shareholder approval.

As of the date of this prospectus, the authorized share capital of the Company is US$50,000 divided into 100,000,000 Ordinary Shares of a par value of US$0.0005 each, comprising 90,000,000 Class A Ordinary Shares of a par value of US$0.0005 each and 10,000,000 Class B Ordinary Shares of a par value of US$0.0005 each. As of the date of this prospectus, there are 13,000,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the shareholders. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights.

The currently issued and outstanding Class B Ordinary Shares are beneficially owned by Mr. Haojia Liu, representing 83.34% of the aggregate voting power of our total issued and outstanding share capital as of the date hereof, and together with the Class A Ordinary Shares beneficially owned by Mr. Haojia Liu, 85.18%. Upon the completion of this offering, Mr. Liu will beneficially own [●] % of the aggregate voting power of our total issued and outstanding share capital. Because of the ten-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, Mr. Liu will be able to control all matters submitted to our shareholders for approval such as decisions regarding mergers and consolidations, election of directors and other significant corporate actions. This concentrated ownership will limit the ability of holders of Class A Ordinary Shares to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial. Furthermore, any future issuances of Class B Ordinary Shares may be dilutive to the voting power of holders of Class A Ordinary Shares.

As a result, for so long as Mr. Liu beneficially owns a controlling or significant voting power in our total issued and outstanding share capital, he generally will be able to control or significantly influence, directly or indirectly and subject to applicable law, significant corporate matters affecting us, including:

●	the election of directors;

●	determinations with respect to our business direction and policies, including the appointment and removal of officers;

●	determinations with respect to corporate transactions, such as mergers, business combinations, change in control transactions or the acquisition or the disposition of assets;

●	our financing and dividend policy;

●	determinations with respect to our tax returns; and

●	compensation and benefits programs and other human resources policy decisions.

Even if Mr. Haojia Liu were to dispose of certain Class B Ordinary Shares such that it would control less than a majority of the voting power of our total issued and outstanding share capital, he may be able to influence the outcome of certain corporate actions so long as it retains Class B Ordinary Shares. Mr. Haojia Liu’s controlling or significant ownership of the voting power of our total issued and outstanding share capital may limit your ability to influence corporate actions and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A Ordinary Shares may view as beneficial.

Mr. Liu may have interests that differ from yours and may vote in a way with which you disagree, and which may be adverse to your interests. Corporate action might be taken even if other shareholders, including those who purchase Class A Ordinary Shares in this offering, oppose them. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control of our Company, which could have the effect of depriving our other shareholders of an opportunity to receive a premium for their shares as part of a sale of our Company and might ultimately affect the market price of our Class A Ordinary Shares.

Furthermore, we cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A Ordinary Shares or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual-class share structures in certain of their indexes. In July 2017, FTSE Russell and S&P Dow Jones announced that they would cease to allow most newly public companies utilizing dual-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Beginning in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of dual-class structures and temporarily barred new dual-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under the announced policies, our dual-class capital structure makes us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices are not expected to invest in our stock. These policies are still fairly new, and it is yet unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indexes and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Ordinary Shares less attractive to other investors. As a result, the market price of our Class A Ordinary Shares could be adversely affected.

Since we are a “controlled company” within the meaning of Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

The currently issued and outstanding Class B Ordinary Shares are beneficially owned by Mr. Haojia Liu, representing 83.34% of the aggregate voting power of our total issued and outstanding share capital as of the date hereof, and together with the Class A Ordinary Shares beneficially owned by Mr. Haojia Liu, 85.18%.  Following this offering, Mr. Haojia Liu, will beneficially own approximately [●]% of the aggregate voting power of our total issued and outstanding share capital, assuming no exercise of the underwriters’ over-allotment option, or approximately [●]% assuming full exercise of the underwriters’ over-allotment option. Mr. Liu will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of memorandum and articles of association and approval of certain major corporate transactions. Under Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If we become directly subject to the scrutiny, criticism and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price and reputation.

U.S. public companies that have all their operations in China have been the subject of intense scrutiny and criticism, as well as the negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of these negative coverages have centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and even occasionally has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is unclear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and defend our company. This situation will be costly and time-consuming and will distract our management from developing our growth. If such allegations are not proven to be groundless, we and our business operations will be severely affected, and you could sustain a significant decline in the value of our stock.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with several recent initial public offerings, especially among companies with relatively smaller public floats. The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between the underwriters and us and may vary from the market price of our Class A Ordinary Shares following our initial public offering. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

The sale or availability for sale of substantial amounts of Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of the Class A Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of the Class A Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Class A Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lockup agreements.

There will be [●] Class A Ordinary Shares outstanding immediately after this offering, or [●] Class A Ordinary Shares if the underwriters exercise their option to purchase our shares in full. In connection with this offering, we, our directors and executive officers and the holders of 5% or more of our issued and outstanding Class A Ordinary Shares or Class B Ordinary Shares have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or otherwise transfer or dispose of, directly or indirectly, any of Class A Ordinary Shares or securities convertible into or exercisable or exchangeable for the Class A Ordinary Shares for a period of six months after the date of this prospectus. However, the underwriters may release these securities from these restrictions at any time.

We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other holders or the availability of these securities for future sale will have on the market price of the Class A Ordinary Shares (see “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering).

We will incur increased costs for being public, particularly after we cease to qualify as an “emerging growth company.”

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies. As an “emerging growth company” pursuant to the JOBS Act, we may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance increased disclosure requirements.

There can be no assurance we will not be a passive foreign investment company (“PFIC”), for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors in our Class A Ordinary Shares or warrants.

In general, a non-U.S. corporation is a PFIC for U.S. federal income tax purposes for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average value of its assets (generally determined on a quarterly basis) consists of assets that produce, or are held for the production of, passive income. For the purposes of the above calculations, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% (by value) of the stock.

Based upon the manner in which we currently operate our business, the expected composition of our income and assets and the value of our assets, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, this is a factual determination that must be made annually after the close of each taxable year, and the application of the PFIC rules is subject to uncertainty in several respects. The value of our assets for the purposes of the PFIC determination will generally be determined by reference to the market price of our Class A Ordinary Shares, which could fluctuate significantly. In addition, our PFIC status will depend on the manner we operate our workspace business (and the extent to which our income from workspace membership continues to qualify as active for PFIC purposes). Furthermore, it is not entirely clear how the contractual arrangements between us, the VIEs and their nominal shareholders will be treated for purposes of the PFIC rules, and we may be or become a PFIC if the VIEs are not treated as owned by us. Because of these uncertainties, there can be no assurance we will not be a PFIC for the current taxable year, or will not be a PFIC in the future.

If we were a PFIC for any taxable year during which a U.S. investor owns our Class A Ordinary Shares or warrants, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Material Income Tax Consideration—United States Federal Income Taxation—PFIC.”

Our board of directors may decline to register transfers of Class A Ordinary Shares in certain circumstances.

Except in connection with the settlement of trades or transactions entered into through the facilities of a stock exchange or automated quotation system on which our Class A Ordinary Shares are listed or traded from time to time, our directors may in their absolute discretion decline to register any transfer of any share without assigning any reason therefor.

If our directors refuse to register a transfer, they shall, within three calendar months after the date on which the transfer was lodged with the Company, send notice of the refusal to each of the transferor and the transferee. The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with Nasdaq listing rules, be suspended and the register of members closed at such times and for such periods as our board of directors may, in their absolute discretion, from time to time determine, provided that such registration of transfers shall not be suspended nor the register of members closed for more than thirty (30) calendar days in any calendar year.

This, however, is unlikely to affect market transactions of the Class A Ordinary Shares purchased by investors in the public offering. Once the Class A Ordinary Shares have been listed, the legal title to such Class A Ordinary Shares and the registration details of those Class A Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Class A Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The obligation to disclose information publicly may put us at a disadvantage to competitors that are private companies.

Upon completion of this offering, we will be a publicly listed company in the U.S. As a publicly listed company, we will be required to file periodic reports with the SEC upon the occurrence of matters that are material to our company and shareholders. In some cases, we may have to disclose material agreements or operating results that we wouldn’t need to disclose if we were a private company. This information, which would otherwise be confidential, could be accessed by our competitors. This may give them advantages in competing with our company. Similarly, as a U.S.-listed public company, we will be governed by U.S. laws that our competitors, which are mostly private Chinese companies, are not required to follow. If compliance with U.S. laws increases our expenses or diminishes our competitiveness against other companies, this listing could impact our results of operations.

We are a “foreign private issuer,” and our disclosure obligations differ from those of U.S. domestic reporting companies. As a result, we may not provide you the same information as U.S. domestic reporting companies or we may provide information at different times, which may make it more difficult for you to evaluate our performance and prospects.

We are a foreign private issuer and are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will also not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime.

As a foreign private issuer, we will also be exempt from the requirements of Regulation FD (Fair Disclosure) which, generally, are meant to ensure that select groups of investors are not privy to specific information about an issuer before other investors. However, we will still be subject to the anti-fraud and anti-manipulation rules of the SEC, such as Rule 10b-5 under the Exchange Act. Since many of the disclosure obligations imposed on us as a foreign private issuer differ from those imposed on U.S. domestic reporting companies, you should not expect to receive the same information about us and at the same time as the information provided by U.S. domestic reporting companies.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this will make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This will make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile. See “Prospectus Summary—Implications of Our Being an ‘Emerging Growth Company.’”

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the securities exchange on which we list, and other applicable securities rules and regulations. Despite recent reforms made possible by the JOBS Act, compliance with these rules and regulations will nonetheless increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition and operating results will become more visible, which we believe may result in threatened or actual litigations by competitors and other third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business, brand and reputation and results of operations.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.

To the extent (i) we raise more money than required for the purposes explained in the section titled “Use of Proceeds” or (ii) we determine that the proposed uses set forth in that section are no longer in the best interests of our Company, we cannot specify with any certainty the particular uses of such net proceeds that we will receive from our initial public offering. Our management will have significant discretion over how to use the net proceeds, which could be allocated towards working capital, potential acquisitions, and other general corporate purposes. Our shareholders might disagree with how we spend or invest these proceeds. If our management fails to apply these funds effectively, it could negatively impact our business and financial condition. Until the proceeds are used, we may invest the net proceeds from our initial public offering in ways that don’t generate income or that diminish in value.

There may not be an active, liquid trading market for our Class A Ordinary Shares.

Prior to this offering, there has been no public market for our Class A Ordinary Shares. An active trading market for our Class A Ordinary Shares may not develop or be sustained following this offering. You may not be able to sell your shares at the market price, if at all, if trading in our shares is not active. The initial public offering price will be determined by negotiations between us and the underwriters based upon a number of factors. The initial public offering price may not be indicative of prices that will prevail in the trading market.

Shares eligible for future sale may adversely affect the market price of our Class A Ordinary Shares, as the future sale of a substantial amount of outstanding Class A Ordinary Shares in the public marketplace could reduce the price of our Class A Ordinary Shares.

The market price of our shares could decline as a result of sales of substantial amounts of our shares in the public market, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of our Class A Ordinary Shares. All of the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act. The remaining shares will be “restricted securities” as defined in Rule 144. These shares may be sold in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See “Shares Eligible for Future Sale.”

You will experience immediate and substantial dilution.

The initial public offering price of our shares is substantially higher than the net tangible book value per share of our Class A Ordinary Share. Consequently, when you purchase our Class A Ordinary Shares in the Offering, upon completion of the Offering you will incur immediate dilution of $[●] per share if the underwriters do not exercise the over-allotment option and $[●] if the underwriters exercise the over-allotment option in full, assuming an initial public offering price of $[●], which is the midpoint of the estimated range of the initial public offering price shown on the front cover of this prospectus. See “Dilution.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Cayman Companies Act, and the common law of the Cayman Islands. The rights of shareholders to act against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standings to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders) or to obtain copies of the register of members of these companies. Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. Our directors have discretion, under our post-offering articles of association, to determine whether and to what extent, at what times and places, and under what conditions or regulations, our corporate records shall be open to the inspection of our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Techniques employed by short sellers may drive down the market price of the Class A Ordinary Shares.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale.

As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its prospects to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend significant resources to investigate such allegations and/or defend ourselves.

While we would strongly defend against any such short seller attacks, we may be constrained in the way we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business, and any investment in the Class A Ordinary Shares could be greatly reduced or even rendered worthless.

Compensation of directors and officers may not be publicly available.

Under Cayman Islands law, the Company is not required to disclose compensation paid to our senior management on an individual basis and the Company has not otherwise publicly disclosed this information elsewhere. The management of the Company receive fixed and variable compensation. They also receive benefits in line with market practice. The fixed component of their compensation is set on market terms and adjusted annually. The variable component consists of cash bonuses (or the cash equivalent). Cash bonuses are paid to executive officers and members of management based on previously agreed targets for the business.

As a result of all the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “potential,” “is/are likely to,” “continue,’ “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth, and expansion, including our ability to meet our goals;

●	our future business development, financial condition, and results of operations;

●	our expectations regarding our relationships with our customers, business partners and third-parties;

●	the trends in, expected growth in and market size of the home electric appliance industry in China and globally;

●	our ability to maintain and enhance our market position;

●	general business, political, social, and economic conditions in China;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract clients and further enhance our brand recognition;

●	competitive environment, competitive landscape, and potential competitor behavior in our industry;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	fluctuations in inflation, interest rates, and foreign exchange rates;

●	the future development of the COVID-19 pandemic and its impact on our business and industry;

●	possible disruptions in commercial activities caused by events such as natural disasters or terrorist activity; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. We qualify all our forward-looking statements by these cautionary statements.

You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different or worse from what we expect. This prospectus also contains statistical data and estimates that we obtained from government and private publications which we believe to be reasonable, including industry data and information from the publications of Insight and Info and China Household Electrical Appliances Association. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. The home electric appliance market and related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our stock. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements in this prospectus are made based on events and information as of the date of this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part, completely and with the understanding that our actual future results or performance may materially differ from what we currently expect.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of [●] Class A Ordinary Shares in this offering will be approximately $[●], after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us, based on the assumed initial public offering price of [●] per Class A Ordinary Share, the midpoint of the estimated price range set forth on the cover page of this prospectus. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us from this offering will be approximately $[●], after deducting the underwriting discounts and estimated offering expenses payable by us.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately 55% (approximately $[●]) for the expansion of our community service centers, Jingrui Electric Housekeeper;

●	approximately 15% (approximately $[●]) for the development of our online operation systems, including the Mini Program and Jingrui Wangpu Service Engineer APP;

●	the balance, approximately 30% (approximately $[●]), to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See “Risk Factors—Risks Related to this offering and the Trading Market—We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.” To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

As an offshore holding company, under PRC laws and regulations, we are only permitted to use the net proceeds of this offering to provide loans or make capital contributions to our mainland China subsidiary or to provide loans to the VIE. Provided that we make the necessary registrations with government authorities and obtain the required governmental approvals, we may extend inter-company loans or make additional capital contributions to our mainland China subsidiary to fund their capital expenditures or working capital requirements.

We may not be able to make such registrations or obtain such approvals in a timely manner, or at all. See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of loans to, and direct investments in, PRC entities by offshore holding companies may delay or prevent us from making loans or additional capital contributions to our PRC affiliates and thereby prevent us from funding our business.”

DIVIDEND POLICY

As of the date of this prospectus, none of our subsidiaries or the VIEs have made any dividends or distributions to our Company and our Company has not made any dividends or distributions to our shareholders. We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future. Subject to the PFIC rules, the gross amount of distributions we make to investors in respect of our Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will be taxable as a dividend, to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in, immediately following the date on which the dividend is proposed to be paid, the company being unable to pay its debts as they fall due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our Hong Kong subsidiary, Bai Zhi HK.

Current PRC regulations permit our PRC operating entities to pay dividends to Bai Zhi HK only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries and the operating entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. For instance, SAFE Circular 3 issued on January 26, 2017, provides that banks shall, when dealing with dividend remittance transactions from a domestic enterprise to its offshore shareholders of more than $50,000, review the relevant board resolutions, original tax filing form, and audited financial statements of such domestic enterprise based on the principal of genuine transaction. Furthermore, if our PRC subsidiary and the operating entities incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiary are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Bai Zhi HK may be considered a non-resident enterprise for tax purposes, so that any dividends Zhejiang JRWP Industrial pays to Bai Zhi HK may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from the VIEs to Zhejiang JRWP Industrial, pursuant to the VIE Agreements between them, the distribution of such payments to WFOE as dividends from Zhejiang JRWP Industrial, and the distribution of such payments to Bai Zhi HK as dividends from WFOE, and then to our Company. If the VIEs or the VIE Subsidiaries incur debt on their own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Avoidance Arrangement with respect to any dividends paid by our PRC subsidiary to its immediate holding company, Bai Zhi HK. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Bai Zhi HK intends to apply for the tax resident certificate if and when Zhejiang JRWP Industrial plans to declare and pay dividends to Bai Zhi HK. See “Risk Factors—Risks Relating to Doing Business in the PRC—We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability” and “Regulations—Regulations Relating to Taxation—PRC Dividend Withholding Tax.”

Our Company’s ability to settle amounts owed under the VIE Agreements relies upon payments made from the VIEs to Zhejiang JRWP Industrial in accordance with the VIE Agreements. For services rendered to the VIEs by Zhejiang JRWP Industrial under the Exclusive Business Cooperation Agreements, Zhejiang JRWP Industrial is entitled to collect a service fee equal to 100% of the net income of each of the VIEs, which is the applicable VIE’s earnings before corporate income tax, being the revenues after deduction of operating costs, expenses and other taxes. Pursuant to the Exclusive Option Agreements, Zhejiang JRWP Industrial may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the equity of the shareholders of the applicable VIE in such VIE. For restrictions and limitations on our ability to settle amounts owed under the VIE Agreements, please see “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the VIE Agreements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in the PRC—Our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures.”

EXCHANGE RATE INFORMATION

Our business is conducted by our PRC operating entities denominated in RMB. Capital accounts of our financial statements are translated into U.S. dollars from RMB at their historical exchange rates when the capital transactions occurred. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation. The following table sets forth information concerning exchange rates between RMB and the U.S. dollar for the periods indicated.

Assets and liabilities are translated at the exchange rates as of the balance sheet date as provided in the table below.

	As of
Balance sheet items, except for equity accounts	September 30, 2024	March 31, 2024	March 31, 2023
1USD:RMB	7.0176	7.2203	6.8676

Items in the statements of operations and comprehensive income (loss), and statements cash flows are translated at the average exchange rate of the period.

	For the six months ended September 30,		For the years ended March 31,
	2024	2023	2024	2023
1USD:RMB	7.2023	7.126	7.1671	6.8516

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2024:

●	on an actual basis; and

●	on an pro forma as adjusted basis to reflect the issuance and sale of the Class A Ordinary Shares by us in this offering at the assumed initial public offering price of $[●] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated discounts to the underwriters, non-accountable expense allowance, and the estimated offering expenses payable by us.

We currently have 13,000,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring a vote of all shareholders, each holder of Class A Ordinary Shares will be entitled to one vote per one Class A Ordinary Share and each holder of Class B Ordinary Shares will be entitled to ten votes per one Class B Ordinary Share. The Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time after issuance at the option of the holder on a one-to-one basis. No Class B Ordinary Shares are being converted as part of this offering.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	September 30, 2024
	Actual	As adjusted(1)
	$	$
Short-term loans	$463,233
Shareholders’ Equity:
Class A Ordinary Shares, $0.0005 par value, 90,000,000 Class A Ordinary Shares authorized, 13,000,000 Class A Ordinary Shares issued and outstanding; [●] Class A Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is not exercised, and [●] Class A Ordinary Shares issued and outstanding, as adjusted assuming the over-allotment option is exercised in full	$6,500
Class B Ordinary Shares, $0.0005 par value, 10,000,000 shares authorized, 7,000,000 shares issued and outstanding	$3,500
Additional paid-in capital(1)	$1,889,677
Retained earnings	$713,939
Accumulated other comprehensive loss	$54,245
Total Shareholders’ Equity	$2,677,861
Total Capitalization	$3,141,094

(1)	Reflects the sale of Class A Ordinary Shares in this offering at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●].

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated expenses payable by us.

DILUTION

If you invest in our Class A Ordinary Shares, your ownership interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Share and our net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Our net tangible book value as of September 30, 2024, was $2,015,903 (as calculated by deducting deferred initial public offering cost of $653,953 and intangible assets of $8,005 from total shareholder’s equity), or $0.10 per Ordinary Share (both Class A and Class B Ordinary Share). Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Class A Ordinary Share (as adjusted for the offering) from the initial public offering price per Class A Ordinary Share and after deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

Without taking into account any other changes in pro forma net tangible book value after September 30, 2024, other than giving effect to our sale of [●] Class A Ordinary Shares offered in this offering based on the initial public offering price of $[●] per Ordinary Share after deduction of the estimated underwriting discounts and the estimated offering expenses payable by us, our as adjusted net tangible book value as of September 30, 2024, would have been $[●], or $[●] per outstanding Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

Per Ordinary Share
Assumed Initial public offering price per Class A Ordinary Share	$
Net tangible book value per ordinary share (both Class A Ordinary Share and Class B Ordinary Share) as of September 30, 2024		$0.10
As adjusted net tangible book value per ordinary share (both Class A Ordinary Share and Class B Ordinary Share) attributable to payments by new investors	$
Pro forma net tangible book value per ordinary share (both Class A Ordinary Share and Class B Ordinary Share) immediately after this offering	$
Amount of dilution in net tangible book value per Class A Ordinary Share to new investors in the offering	$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per Ordinary Share after the offering would be $[●], the increase in net tangible book value per Ordinary Share to existing shareholders would be $[●], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $[●].

The following tables summarize, on a pro forma as adjusted basis as of March 31, 2024, the differences between existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us, the total consideration paid and the average price per Ordinary Share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Class A and Class B Ordinary Shares purchased			Total consideration			Average price per Ordinary
	Number	Percent		Amount	Percent		Share

($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States does. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

All of our assets are located in the PRC. In addition, all of our directors and officers are nationals or residents of the PRC and all of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [●] as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

DOCVIT, our counsel with respect to PRC law, has advised us that there is uncertainty as to whether the courts of the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) in original actions brought in the PRC, impose liabilities against us predicated upon civil liability provisions of the federal the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

We have been advised by Harney Westwood & Riegels, our counsel with respect to Cayman Islands law, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 6 years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

DOCVIT has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. DOCVIT has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We began our operations in 2002 through the PRC operating entities. In connection with this offering, we have undertaken a reorganization of our corporate structure (the “Reorganization”) in the following steps:

●	on November 20, 2017, we incorporated Jingrui Wang Pu under the laws of the Cayman Islands;

●	on December 12, 2017, we incorporated Bai Zhi HK in Hong Kong as a wholly owned subsidiary of Jingrui Wang Pu;
●	on February 10, 2023, we incorporated WFOE as a wholly owned subsidiary of Bai Zhi HK pursuant to PRC laws;
●	on March 1, 2023, we incorporated Zhejiang JRWP Industrial as WFOE’s wholly-owned subsidiary pursuant to PRC laws; and
●

on February 20, 2024, Zhejiang JRWP Industrial entered into a series of contractual arrangements with the VIEs and its shareholders, through which Zhejiang JRWP Industrial has gained full control over the management and receives the economic benefits of the VIEs.

Our Corporate Structure

The following diagram illustrates our corporate structure, including our subsidiaries, and the VIEs and the VIE Subsidiaries, as of the date of this prospectus and upon completion of this offering based on a proposed number of [●] Class A Ordinary Shares being offered, assuming no exercise of the underwriters’ over-allotment option. All percentages reflect the voting ownership interests instead of the equity interests held by each of our shareholders, given that each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company.

JINGRUI MALL LIMITED[1] BVI, 2017
JINGRUI YASHI LIMITED[2] BVI, 2022
Class A Shareholders[3]
Public Shareholders
Pre-IPO%/Post-IPO%
85.18%/[ ]%
4.82%/[ ]%
10%/[ ]%
0%/[ ]%
JINGRUI WANG PU HOLDINGS GROUP LTD. "Jingrui Wang Pu" Cayman Islands, 2017
100%
Bai Zhi International Group Limited (Hong Kong) "Bai Zhi HK" Hong Kong, 2017
Outside the PRC
Inside the PRC
100%
Zhejiang Jingrui Wangpu Technology Holding Group Co., Ltd. "WFOE" PRC, 2023
100%
Zhejiang Jingrui Wangpu Industry Development Co., Ltd. "Zhejiang JRWP Industrial" PRC, 2023
Contractual Arrangements
Zibo Lunsheng Commerce and Trade Co., Ltd "Zibo Lunsheng"[8] PRC, 2015
Shandong Yangxin Hongtai Commerce and Trade Co., Ltd "Shandong Yangxin"[9] PRC, 2009
Jinan Zhongyue Shengtai Economic and Trade Co., Ltd "Jinan Zhongyue"[10] PRC, 2012
Dongying Yiqun Commerce and Trade Co., Ltd "Dongying Yiqun"[11] PRC, 2002
Zhejiang Jingrui Wangpu Quanwu Household Appliance Group Co., Ltd. "Zhejiang JRWP Quanwu"[12] PRC, 2017
100%
67%
Beijing Jinnuo Baizhi Technology Co., Ltd. PRC, 2018
Shanghai Jingqi Ruiling Digital Technology Co., Ltd.[7] PRC, 2021
100%
Beijing Kangzhuang Shangde Enterprise Management Co., Ltd. "Beijing Management Co" PRC, 2018
100%
70%
70%
70%
70%
Jingrui Wangpu (Shandong) Commercial Operation Management Co., Ltd. PRC, 2020
Bingzhou Jingrui Wangpu E-commerce Co., Ltd.[4] PRC, 2019
Wudi Jingrui Wangpu E-commercial Co., Ltd.[6] PRC, 2019
Yangxin Jingrui Wangpu E-commerce Co., Ltd.[5] PRC, 2019
Guangrao Jingrui Wangpu E-Commerce Co., Ltd. PRC, 2019
30%

Note:

(1)	Represents 7,000,000 Class B Ordinary Shares beneficially owned by Haojia Liu, the 100% owner of JINGRUI MALL LIMITED, as of the date of this prospectus.

(2)	Represents 4,000,000 Class A Ordinary Shares beneficially owned by Juanjuan Si, the 100% owner of JINGRUI YASHI LIMITED, as of the date of this prospectus.

(3)	Represents an aggregate of 9,000,000 Class A Ordinary Shares held by eleven corporate shareholders, each one of which holds less than 5% of our voting ownership interests, as of the date of this prospectus.

(4)	Ji’nan Longde E-Commerce Partnership (“Ji’nan Longde”) holds the rest 30% of the equity interests in Binzhou Jingrui Wangpu. Our CEO, Pingchao Zhu, is the executive partner and holds 90% of the equity of Ji’nan Longde.

(5)	Ji’nan Longde holds the rest 30% of the equity interests in Yangxin Jingrui Wangpu.

(6)	Yangxin County Shengkai Logistics Delivery Service Co. Ltd., an unrelated third party, holds the rest 30% of the equity interests in Wudi Jingrui Wangpu E-commerce Co., Ltd. (“Wudi Jingrui Wangpu”).
(7)	Juanjuan Si, our director and Chairperson of the Board of Directors, and Shanghai Longde E-Commerce Partnership (Limited Partnership) (“Shanghai Longde”), together with three unrelated third parties, Gang Luo, Yibin Qian, and Shanghai Yanhe Management Consulting Center, hold the rest 33% of the equity interest in Shanghai Jingqi. Juanjuan Si is the executive partner and holds 90% of the equity of Shanghai Longde.

(8)	Chenglin Wang, as the nominee shareholder, holds 100% equity interest in Zibo Lunsheng on behalf of Xiaolin Wang.

(9)	Shurong Li, as the nominee shareholder, holds 50% equity interest in Shandong Yangxin on behalf of Haojia Liu, our controlling shareholder. Xueying Liu holds the other 50% equity interest on behalf of Mr. Haojia Liu, our controlling shareholder.

(10)	Xiaolin Wang holds 70% equity interest in Ji’nan Zhongyue, and Ruixue Qiu holds the rest 30% equity interest.

(11)	Yi Tian, as the nominee shareholder, holds 93.34% of the equity interest in Dongying Yiqun on behalf of Jun Chang. Jun Chang holds 3.33%, and Yang Zhao, an unrelated third party and as the nominee shareholder, holds 3.33% equity interest in Dongying Yiqun on behalf of Jun Chang.

(12)	Shanghai Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Shanghai JRWP E-Commerce”) holds 70%, and Shenzhen Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Shenzhen JRWP E-Commerce”), Beijing Jingrui Shangcheng Management Consulting Co. Ltd (“Beijing Jingrui Shangcheng”), and Hangzhou Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Hangzhou JRWP E-Commerce”) each holds 10% equity interest in Zhejiang JRWP Quanwu.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

Our VIE Agreements

Neither we nor our subsidiaries own any shares in the VIEs or the VIE Subsidiaries. Instead, for accounting purposes, we control and receive the economic benefits of the VIEs’ business operations through the VIE Agreements, which enables us to consolidate the financial results of the VIEs and the VIE Subsidiaries in our consolidated financial statements under U.S. GAAP. The VIE Agreements are designed to provide Zhejiang JRWP Industrial with the power, rights, and obligations to the VIEs as set forth under the VIE Agreements. We have evaluated the guidance in Financial Accounting Standards Board Accounting Standards Codification 810 and determined that we are regarded as the primary beneficiary of the VIEs for accounting purposes, as a result of our direct ownership in Zhejiang JRWP Industrial and the provisions of the VIE Agreements. We have consolidated the financial results of the VIEs and the VIE Subsidiaries in our consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Each of the VIE Agreements is described in detail below:

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Technology and Consulting Service Agreements between Zhejiang JRWP Industrial and the VIEs, Zhejiang JRWP Industrial provides the VIEs with exclusive technical support, consultation services and related services in the area of, including, but not limited to, human resources, intellectual properties, IT, training and technical support, marketing consultation services, general advice and assistance relating to management and operation of the VIEs’ business, and other consultations and services which are necessary for the VIEs’ business. For services rendered to the VIEs by Zhejiang JRWP Industrial under the Exclusive Business Cooperation Agreements, Zhejiang JRWP Industrial is entitled to collect a service fee equal to 100% of the net income of the VIEs, which is the VIEs’ earnings before corporate income tax, being the revenues after deduction of operating costs, expenses and other taxes. In addition, during the term of the Exclusive Business Cooperation Agreements, Zhejiang JRWP Industrial shall bear all risk arising from or in connection with the VIEs’ business operation, including providing financial support to the VIEs in the event that the VIEs have operating losses or insufficient funds to repay their debts.

Each of the Exclusive Business Cooperation Agreements became effective upon execution by the parties thereto and shall remain effective unless terminated in accordance with its term or by Zhejiang JRWP Industrial.

The Exclusive Business Cooperation Agreements do not prohibit related party transactions. Upon the establishment of the audit committee at the consummation of this offering, our audit committee will be required to review and approve in advance any related party transactions, including transactions involving Zhejiang JRWP Industrial or the VIEs.

Equity Interest Pledge Agreement

Under the Equity Interest Pledge Agreements by and among Zhejiang JRWP Industrial and the shareholders of the VIEs, together holding 100% of the equity in each of the VIEs, the shareholders of the VIEs pledged their equity in the VIEs to Zhejiang JRWP Industrial to guarantee the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements, the Exclusive Option Agreements, and the Powers of Attorney. Under the terms of the Equity Interest Pledge Agreements, in the event that the VIEs or the shareholders of the VIEs breach their respective contractual obligations under the Exclusive Business Cooperation Agreements, the Exclusive Option Agreements, and the Powers of Attorney, Zhejiang JRWP Industrial, as pledgee, will be entitled to certain rights, including, but not limited to, the right to collect dividends generated by the pledged equity. The shareholders of the VIEs also agreed that upon occurrence of any event of default, as set forth in the Equity Interest Pledge Agreements, Zhejiang JRWP Industrial is entitled to dispose of the pledged equity in accordance with applicable PRC laws. The shareholders of the VIEs further agreed not to assign the pledged equity prior to the full payment of the service fees.

Each of the Equity Interest Pledge Agreements are effective until the fulfillment of all contract obligations and the full payment of all secured indebtedness by the shareholders of the applicable VIE and the applicable VIE under such Exclusive Business Cooperation Agreement, Exclusive Option Agreement, Power of Attorney, and Entrusted Management Service Agreement.

The purposes of the Equity Interest Pledge Agreements are to (1) guarantee the performance of the VIEs’ obligations under the Exclusive Business Cooperation Agreements, (2) make sure the shareholders of the VIEs do not transfer or assign the pledged equity, or create or allow any encumbrance that would prejudice Zhejiang JRWP Industrial’s interests without Zhejiang JRWP Industrial’s prior written consent, and (3) provide Zhejiang JRWP Industrial control over the VIEs. In the event the VIEs or the shareholders of the VIEs breach their contractual obligations under the Exclusive Business Cooperation Agreements, the Exclusive Option Agreements, or the Power of Attorneys, Zhejiang JRWP Industrial will be entitled to dispose of the pledged equity in accordance with relevant PRC laws.

As of the date of this prospectus, the equity pledges under the Equity Interest Pledge Agreement have not been registered with the competent PRC regulatory authority, and we are not aware of any action, claim, investigation or penalty being conducted or threatened by any government authorities against any PRC operating entity regarding not registering the equity pledges.

Exclusive Option Agreement

Under the Exclusive Option Agreements, the shareholders of the VIEs, together holding 100% of the shares in each of the VIEs, irrevocably granted Zhejiang JRWP Industrial (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, in a single transaction or in series of transactions, at any time, part or all of the equity they hold in the applicable VIE in consideration of the payment of RMB10. The purchase price shall be the lowest price permitted by the laws of China.

Under the Exclusive Option Agreements, Zhejiang JRWP Industrial may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the equity held by the shareholders of the VIEs in the VIEs. The Exclusive Option Agreements, together with the Equity Interest Pledge Agreements, the Exclusive Business Cooperation Agreements, and the Powers of Attorney, enable Zhejiang JRWP Industrial to exercise effective control over the VIEs.

Each of the Exclusive Option Agreements remains effective until all the equity of the applicable VIE is legally transferred under the name of Zhejiang JRWP Industrial and/or other entity or individual designated by it.

Power of Attorney

Pursuant to the Powers of Attorney, the shareholders of the VIEs unconditionally and irrevocably entrust Zhejiang JRWP Industrial or Zhejiang JRWP Industrial’s designee to exercise all their rights as the shareholders of the VIEs under the articles of association of the applicable VIEs, including without limitation to: (a) propose to hold a shareholders’ meeting in accordance with the articles of association of the applicable VIE and attend shareholders’ meeting of the applicable VIE as the agent and attorney of the shareholders of the applicable VIE; (b) exercise all shareholders’ voting rights with respect to all matters to be discussed and voted in the shareholders’ meeting of the applicable VIE, including, but not limited to, the right to designate and appoint the director, the chief executive officer and other senior management members of the applicable VIE; (c) exercise other voting rights the shareholders are entitled to under the laws of China promulgated from time to time; and (d) exercise other voting rights the shareholders are entitled to under the articles of associations of the applicable VIE from time to time.

Each of the Powers of Attorney remains effective within the term during which the shareholders of the applicable VIE remain shareholders of such VIE.

The spouses of the shareholders of the VIEs agreed, via the spousal consent letters, to the execution of the “Transaction Documents” including: (a) the Equity Interest Pledge Agreements entered into with Zhejiang JRWP Industrial and the VIEs; (b) the Exclusive Option Agreement entered into with Zhejiang JRWP Industrial and the VIEs; and (c) the Powers of Attorney entered into with Zhejiang JRWP Industrial and the VIEs, and the disposal of the equity of the VIEs held by the shareholder of the VIEs and registered in his or her names.

The spouses of the shareholders of the VIEs further undertook not to assert any legal claims in respect of the equity of the VIEs which are held by the shareholders of the VIEs. The spouses of applicable shareholders of the VIEs confirmed that the shareholders can perform, amend, or terminate the Transaction Documents without their authorization or consent. They undertook to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, including those set forth in “Risk Factors” and in “Disclosure Regarding Forward-Looking Statements.”

All amounts included in the six months ended September 30, 2024 and 2023, and for the fiscal years ended March 31, 2024 and 2023 are derived from our unaudited condensed consolidated financial statements and audited consolidated financial statements included elsewhere in this prospectus. These amounts have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We are an offshore holding company incorporated in the Cayman Islands, conducting our operation in the PRC through the PRC operating entities, via the VIE structure. We are the primary beneficiary of the VIEs for accounting purposes, to the extent that we consolidate the financial results of the VIEs in our consolidated statements under U.S. GAAP, through the VIE Agreements dated February 20, 2024. We do not own equity interest in the VIEs and their subsidiaries. For a summary of the VIE Agreements, see “Corporate History and Structure — The VIE Agreements.” Investors in our Class A Ordinary Shares are not purchasing, and may never hold, equity interests in the VIEs. Our corporate structure is subject to risks relating to the VIE structure. If the PRC government finds the VIE Agreements non-compliant with the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs and their subsidiaries or forfeit our rights under the VIE Agreements. We face various legal and operational risks and uncertainties relating to doing business in China. We operate all of our business in China, and are subject to complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on overseas listings and oversight on cybersecurity and data privacy. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could significantly limit or completely hinder our ability to offer or continue to offer the Class A Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which might further cause our Class A Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors—Risks Relating to Doing Business in China—Our VIE Agreements are governed by PRC law. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes would be resolved in accordance with PRC legal procedures,” and “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the contractual arrangements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Risk Factors—Risks Relating to Our Corporate Structure—Our VIE Agreements may not be as effective in providing operational control as direct ownership and the VIE shareholders may fail to perform their obligations under our VIE Agreements.”

We, through the PRC operating entities, are primarily engaged in retail and wholesale sales of various electric appliance products to individual consumers or wholesale distributor customers in the People’s Republic of China (“PRC”). We also provide electric appliance sales-related services to electric appliance consumers and to other business entities in the electric appliance industry. In addition, we generate rental service revenue through leasing the extra space we have rented from large shopping malls to other small businesses in the electric appliance industry.

Utilizing their industry knowledge, the PRC operating entities are committed to working with clients to understand their needs and challenges and offering suitable products or services to help them meet their respective goals.

Our organization

Jingrui Wang Pu was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 20, 2017.

Jingrui Wang Pu owns 100% of the equity interests of Bai Zhi HK, a limited liability company formed under the laws of Hong Kong on December 12, 2017.

On February 10, 2023, WFOE was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Bai Zhi HK. WFOE established a wholly controlled subsidiary Zhejiang JRWP Industrial on March 1, 2023.

Jingrui Wang Pu, Bai Zhi HK, and WFOE and its subsidiary Zhejiang JRWP Industrial are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, the Company conducted its business operations through the following entities:

(1) Zhejiang JRWP Quanwu, formed in Hangzhou, China on November 20, 2017. Zhejiang JRWP Quanwu has three wholly owned subsidiaries, including Beijing Jinnuo, formed in Beijing, China on January 31, 2018, Shanghai Jingqi, formed in Shanghai, China on January 13, 2021, and Beijing Management Co., formed in Beijing, China on January 31, 2018. Beijing Management Co., owns 100% of the equity interests of Jingrui Wangpu Shandong, formed in Ji’nan, China on June 4, 2020, and also owns 70% equity interests of the following subsidiaries (i) Binzhou Jingrui Wangpu, formed in Binzhou, China on May 7, 2019. (ii) Guangrao Jingrui Wangpu, formed in Dongying, China on May 17, 2019; (iii) Yangxin Jingrui Wangpu, formed on April 30, 2019 in Binzhou, China; and (iv) Wudi Jingrui Wangpu, formed in Binzhou, China on May 8, 2019.

Beijing Jinnuo, Beijing Management Co and Jingrui Wangpu Shandong are currently providing electric appliance sales related services to customers. Shanghai Jingqi did not have substantial business operations during the fiscal years ended March 31, 2024 and 2023. Zhejiang JRWP Quanwu did not have business operations as of March 31, 2023 but started to provide electric appliance sales related services to customers in the fiscal year ended March 31, 2024. Binzhou Jingrui Wangpu and Yangxin Jingrui Wangpu were incorporated to operate our community service centers, Jingrui Electric Housekeepers, and Guangrao Jingrui Wangpu and Wudi Jingrui Wangpu were incorporated to conduct e-commerce business in the PRC. Shanghai Jingqi, Guangrao Jingrui Wangpu and Wudi Jingrui Wangpu do not have active business operations as of the date of this report.

(2) Dongying Yiqun, formed in Guangrao, China on April 9, 2002, and is primarily engaged in electric appliance sales business. It also generates rental service revenue through leasing the extra space it has rented from large shopping malls to other small businesses in the electric appliance industry.

(3) Zibo Lunsheng, formed in Zibo, China on November 25, 2015, and is primarily engaged in electric appliance sales, and providing electric appliance sales related services to customers.

(4) Ji’nan Zhongyue, formed in Ji’nan, China on March 13, 2012, and is primarily engaged in electric appliance sales, and providing electric appliance sales related services to customers.

(5) Shandong Yangxin, formed in Yangxin, China on July 14, 2009, and is primarily engaged in electric appliance sales business. It also generates rental service revenue through leasing the extra space it has rented from large shopping malls to other small businesses in the electric appliance industry.

Reorganization

The reorganization (the “Reorganization”) was completed on February 20, 2024. The Reorganization involved the formation of WFOE, and entering into certain contractual arrangements among Zhejiang JRWP Industrial, the VIEs and the shareholders of the VIEs. Consequently, the Company became the ultimate holding company of Bai Zhi HK, WFOE, Zhejiang JRWP Industrial, and the primary beneficiary of the VIEs.

On February 20, 2024, Zhejiang JRWP Industrial entered into the VIE Agreements with the VIEs. Pursuant to the VIE Agreements, Zhejiang JRWP Industrial has the exclusive right to provide to the VIEs consulting services related to business operations, including technical and management consulting services. The VIE Agreements are designed to provide Zhejiang JRWP Industrial with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenue of the VIEs, for accounting purposes. See “Prospectus Summary—Our Corporate Structure—Our VIE Agreements.” We believe that the VIEs should be consolidated under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs for accounting purposes, to the extent that we consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP. We treat the VIEs as our consolidated entities under U.S. GAAP.

The consolidation of the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Our revenue increased by $1,247,385, or 25.4%, from $4,916,665 for the six months ended September 30, 2023 to $6,164,050 for the six months ended September 30, 2024. Our revenues increased by $1,248,456, or 13.3%, from $9,403,671 for the fiscal year ended March 31, 2023 to $10,652,127 for the fiscal year ended March 31, 2024.

The following tables illustrate the amount and percentage of our revenue-by-revenue source for the six months ended September 30, 2024 and 2023, and for the fiscal years ended March 31, 2024 and 2023, respectively:

	For the six months ended September 30,
	2024		2023		Variances	%
Revenue from electric appliance sales
Retail	$3,858,296	62.6%	$4,194,292	85.3%	$(335,996)	(8.0)%
Wholesales	1,584,233	25.7%	490,993	10.0%	1,093,240	222.7%
Subtotal of electric appliance sales	5,442,529	88.3%	4,685,285	95.3%	757,244	16.2%
Revenue from electric appliance sales related services	716,518	11.6%	226,323	4.6%	490,195	216.6%
Rental service revenue	5,003	0.1%	5,057	0.1%	(54)	(1.1)%
Total revenues	$6,164,050	100.0%	$4,916,665	100.0%	$1,247,385	25.4%

	For the years ended March 31,
	2024		2023		Variances	%
Revenue from electric appliance sales
Retail	$7,737,084	72.6%	$6,891,536	73.3%	$845,548	12.3%
Wholesales	1,733,220	16.3%	1,929,971	20.5%	(196,751)	(10.2)%
Subtotal of electric appliance sales	9,470,304	88.9%	8,821,507	93.8%	648,797	7.4%
Revenue from electric appliance sales related services	1,171,767	11.0%	567,262	6.0%	604,505	106.6%
Rental service revenue	10,056	0.1%	14,902	0.2%	(4,846)	(32.5)%
Total revenues	$10,652,127	100.0%	$9,403,671	100.0%	$1,248,456	13.3%

The following tables illustrate the amount and percentage of our revenue by customer types for the six months ended September 30, 2024 and 2023, and for the fiscal years ended March 31, 2024 and 2023, respectively:

	For the six months ended September 30,
	2024		2023		Variances	%
Revenues from third-party customers	$6,164,050	100.0%	$4,914,352	100.0%	$1,249,698	25.4%
Revenue from a related party customer	-	0.0%	2,313	0.0%	(2,313)	(100.0)%
Total revenues	$6,164,050	100.0%	$4,916,665	100.0%	$1,247,385	25.4%

	For the years ended March 31,
	2024		2023		Variances	%
Revenues from third-party customers	$10,649,827	100.0%	$9,400,006	100.0%	$1,249,812	13.3%
Revenue from a related party customer	2,300	0.0%	3,665	0.0%	(1,356)	(59.0)%
Total revenues	$10,652,127	100.0%	$9,403,671	100.0%	$1,248,456	13.3%

Key Factors That Affect Our Results of Operations

We believe the following key factors affect our financial condition and results of operations:

The PRC Operating Entities’ Ability to Increase Awareness of Our Brand and Develop Customer Loyalty

The PRC operating entities’ brand, Jingrui Wangpu (京睿旺铺), is integral to their sales and marketing efforts. The PRC operating entities will promote their brand to enhance customer recognition. We believe that maintaining and enhancing the PRC operating entities’ brand name recognition in a cost-effective manner is critical to achieving widespread acceptance of their electric appliance products and is an important element in their efforts to increase their customer base. Successful promotion of the PRC operating entities’ brand name will depend largely on their marketing efforts and ability to provide reliable and quality products at competitive prices. Brand promotion activities may not necessarily yield increased revenue, and, even if they do, any increased revenue may not offset the expenses the PRC operating entities will incur in marketing activities. If the PRC operating entities fail to successfully promote and maintain their brand, or if they incur substantial expenses in an unsuccessful attempt to promote and maintain their brand, they may fail to attract new customers or retain their existing customers, in which case our business, financial condition and results of operations would be materially and adversely affected.

The PRC Operating Entities’ Ability to Establish and Retain Long-term Strategic Relationship with Suppliers

The PRC operating entities source their electric appliance products from various suppliers, mainly including some of the large suppliers in China’s electric appliance industry. Maintaining good relationships with these suppliers and procuring products from suppliers on favorable terms are important to the growth of the PRC operating entities’ business. There can be no assurance that the PRC operating entities’ current suppliers will continue to sell electric appliance products to them on terms acceptable to us, or that they will be able to establish new or extend current supplier relationships to ensure a steady supply of electric appliance products in a timely and cost-efficient manner. If the PRC operating entities are unable to develop and maintain good relationships with suppliers, they may not be able to offer products demanded by our customers, or to offer them in sufficient quantities and at prices acceptable to them. In addition, if the PRC operating entities’ suppliers cease to provide them with favorable pricing or payment terms or exchange privileges, their working capital requirements may increase and their operations may be materially and adversely affected. Any deterioration in the PRC operating entities’ relationship with major suppliers, or a failure to timely resolve disputes with or complaints from their major suppliers, could materially and adversely affect our business, financial condition, results of operations and prospects.

The PRC Operating Entities’ Ability to Control Costs and Expenses and Improve Their Operating Efficiency

The PRC operating entities’ business growth is dependent on their ability to improve their operating efficiency, which is determined by their abilities to monitor and adjust costs and expenses. Specifically, the PRC operating entities’ ability to monitor and adjust staffing costs (including payroll and employee benefit expenses) and administrative expenses is essential to the success of their business. As the PRC operating entities expand their business, if they sell more electric appliance products to customers, or enter into more service agreements with customers for electric appliance sales-related services, the staffing costs of the PRC operating entities are likely to rise. If the staffing costs and administrative expenses exceed the estimated budget and the PRC operating entities are unable to increase the revenue as expected, their operational efficiency might decrease, having a material adverse impact on our business, financial condition and results of operations.

The PRC Operating Entities’ Ability to Compete Successfully

The markets in which the PRC operating entities operate are fragmented and highly competitive. Their competitors include other distributors and manufacturers that sell products directly to their respective customer base and some of their customers that resell their products. To a limited extent, online retailers of electrical appliance sales and supplies, maintenance, repair and operations supplies also compete with the PRC operating entities. We also expect that new competitors may develop over time as internet-based enterprises become more established and reliable and refine their service capabilities. Competition varies depending on product line, customer classification and geographic area. The PRC operating entities compete with several local and regional distributors of manufacturers and, in several markets and product categories, other national distributors and manufacturers. Some of the current and potential competitors have significantly greater financial, technical or marketing resources than we do. In addition, some of the competitors or new entrants may be acquired by, receive investment from, or enter into strategic relationships with, well-established and well-financed companies or investors which would help enhance their competitive positions. The PRC operating entities’ failure to properly respond to increased competition and the above challenges may reduce our operating margins, market share and brand recognition, or force us to incur losses, which will have a material adverse effect on our business, financial condition, results of operations and prospects.

A Severe or Prolonged Slowdown in the Global or Chinese Economy Could Materially and Adversely Affect Our Business and Our Financial Condition

The rapid growth of the Chinese economy has slowed down since 2012 and this slowdown may continue in the future. There is considerable uncertainty over trade conflicts between the United States and China and the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. The withdrawal of these expansionary monetary and fiscal policies could lead to a contraction. There are also concerns about the relationships between China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes. The eruption of armed conflict could adversely affect global or Chinese discretionary spending, either of which could have a material and adverse effect on our business, financial condition or results of operations. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy would likely materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may negatively affect our ability to access capital markets to meet liquidity needs.

Impact of COVID-19 on Our Business

Our business operations could be materially and adversely affected by the ongoing COVID-19 pandemic. Given the high public health risks associated with the disease, governments around the world have imposed various degrees of restrictions and other quarantine measures to try to contain the spread of COVID-19.

The COVID-19 pandemic has adversely affected our business operations in the following ways:

•	From late 2019 to March 2020, businesses in China, including the PRC operating entities, had to suspend operations in response to relevant policies to curb the spread of COVID-19. During this period, the Chinese government’s mandated measures such as lockdowns and travel restrictions, which had caused the PRC operating entities to temporarily close offices and facilities. Such situations have led to difficulties and inability to execute customer orders of our electric appliance products on a timely basis, limited support from employees, delayed collection and payment from the wholesale customers because some of these wholesale customers experienced financial distress and disruption of business. As a result, we generated lower revenue and net income during this period of time.

•	The PRC operating entities resumed normal business operations in April 2020. The PRC operating entities had also implemented various preventative health measures to ensure the safety of employees, such as conducting nucleic acid tests, monitoring employees’ health conditions daily, and distributing free masks to all employees. As a result, for the years ended March 31, 2021 and 2022, the overall demand for the PRC operating entities’ products and services, particularly, the electric appliance products, was not materially affected.

•	Starting from March 2022 through December 2022, there were COVID-19 pandemic resurgences across different geographic regions in China (the “2022 Outbreak”), including Shandong province which was the PRC operating entities’ principal market. The 2022 Outbreak resulted in the implementation of significant governmental measures, including regional lockdowns, closures, quarantines, and travel bans. During the 2022 Outbreak, the PRC operating entities experienced temporary decrease in monthly revenue because of the decreased demand by customers for electric appliance products during the lockdown period, the difficulty to source electric appliance products from various suppliers, and delayed payments from wholesale customers by approximately by one to two months. In December 2022, China announced a nationwide loosening of its zero-COVID policy, which resulted in a short-term large-scale of COVID-19 outbreak nationwide. Many of the PRC operating entities’ employees were infected, which reduced the PRC operating entities’ capability to fulfill customer orders, or temporarily disrupted their supply chain by approximately two months from December 2022 to January 2023. However, such disruptions have not materially affected our business outlook and goals. With years of experience in marketing and selling electric appliance in Shandong province, China, our PRC operating entities have established a mature supply chain with distributors of many popular electric appliance brands, such as Haier, Joyoung and Siemens. Our PRC operating entities have also started to cooperate with certain shopping malls and stores in the Shandong region to diversify the types of electric appliance they sell. In addition, as of the date of this prospectus, our PRC operating entities are now establishing a purchasing department to promote centralized purchase from electric appliance suppliers, to reduce the purchase price and increase the rebate rates offered by the suppliers. Accordingly, we believe our current supply chain network is able to support our business growth. Starting from early February 2023, the overall demand for the PRC operating entities’ products and services has gradually resumed, which led to an increase in sales of electric appliance products in the fiscal year ended March 31, 2024 and in the six months ended September 30, 2024. As a result, the Company’s revenue and net income increased by approximately $1.2 million, or 13.3%, and $0.08 million, or 8.3%, in the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, respectively, and the Company’s revenue and net income increased by approximately $1.2 million, or 25.4%, and $0.46 million, or 804.8%, in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, respectively.

Although the spread of COVID-19 appears to be under control as of the date of this prospectus, the extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and any COVID-19 variants, the related travel advisories and restrictions, the overall impact of the COVID-19 pandemic on the global economy and capital markets, and the efficacy of COVID-19 vaccines, which may also take extended time to be widely and adequately distributed, all of which remain highly uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations if the COVID-19 pandemic resurges.

Russia’s Invasion of Ukraine could adversely affect our future business and results of operations

We are a holding company incorporated in the Cayman Islands, through our wholly-owned subsidiaries and entities controlled through contractual arrangements, primarily engaged in retail and wholesale of various electric appliance products to customers in the PRC. Currently, we do not have any suppliers or customers in Ukraine or Russia. Our business and our result of operations have no direct exposure to Russia, Ukraine, or the adjoining geographic regions, and accordingly have not been materially impacted by the Russia’s invasion of Ukraine. However, the war in Ukraine and the related sanctions have increased global economic and geopolitical uncertainty. Management continues to evaluate the impact of the ongoing war between Russia and Ukraine and resulting market volatility and has concluded that while it is reasonably possible that these events could have a negative effect on the Company’s future financial position, results of operations, the specific impact is not readily determinable as of the date of this prospectus. Although our financial results have not yet been adversely affected by the war in Ukraine, and we do not conduct business in Russia or Ukraine, our financial results, our ability to raise capital or raise capital on favorable terms, may be adversely affected by Russia’s invasion of Ukraine. In addition, the United States and other nations have raised the possibility of sanctions on China, Chinese banks, and companies with operations in China that do business with Russia or its allies. Although we do not conduct business in Russia, or with Russian counterparties, we may be impacted by sanctions imposed on third parties. Our operations may also be adversely impacted by any actions taken by China in response to the war or any related sanctions or threatened sanctions. Such actual or threatened sanctions and other geopolitical factors arising in connection with the way, such as continued political or economic instability or increased economic or political tensions between the United States and China, could also adversely affect our business and financial results, including our ability to raise capital or raise capital on favorable terms and the market price of our Class A ordinary shares.

Key Financial Performance Indicators

In assessing our financial performance, we consider a variety of financial performance measures, including growth in net revenue and gross profit, our ability to control costs and operating expenses to improve our operating efficiency and net income. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from our customers. The key measures that we use to evaluate the performance of our business are set forth below and are discussed in greater detail under “Results of Operations.”

For the Six Months Ended September 30, 2024 and 2023

Net Revenue

Our net revenue is affected by changes in the mix of products sold, sales volume, average product selling price or average service fees charged to customers for services, and changes in the number of customers.

	For the six months ended September 30,
	2024	2023	Variances	% of increase (decrease)
Revenue from electric appliance sales
Retail	$3,858,296	$4,194,292	$(335,996)	(8.0)%
Wholesale	1,584,233	490,993	1,093,240	222.7%
Subtotal of electric appliance sales	5,442,529	4,685,285	757,244	16.2%
Service revenue	716,518	226,323	490,195	216.6%
Rental income	5,003	5,057	(54)	(1.1)%
Total revenues	$6,164,050	$4,916,665	$1,247,385	25.4%

Sales volume of various electric appliance products sold (unit)	10,232	12,046	(1,814)	(15.1)%

Average unit selling price for electric appliance products	$531.9	$388.9	$143.0	36.8%

Average unit costs of electric appliance products	$467.4	$337.0	$130.4	38.7%

Number of customers for services	58	19	39	205.3%

Average service price charged to customers	12,353.8	11,912.0	441.8	3.7%

Number of tenants	2	2	-	0.0%

Average rent fees charged to tenants	$2,501.5	$2,528.5	$(27.0)	(1.1)%

Average service cost	$1,212.6	$3,398.0	$(2,186.4)	(64.3)%

Our total revenue increased by 25.4% from $4,916,665 in the six months ended September 30, 2023 to $6,164,050 in the six months ended September 30, 2024. Our revenue generated from sales of electric appliance products to customers accounted for 88.3% and 95.3% of our total revenue for the six months ended September 30, 2024 and 2023, respectively. The revenue generated from providing electric appliance sales related services to customers accounted for 11.6% and 4.6% of our total revenue for the six months ended September 30, 2024 and 2023, respectively, and rental service revenue accounted for 0.1% and 0.1% of our total revenue for the six months ended September 30, 2024 and 2023, respectively.

Our PRC operating entities sell electric appliance products primarily through retail channels to end customers and through wholesale channels to distributors. Our total revenue from electric appliance product sales (such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers, etc.) increased by $757,244 or 16.2% from the six months ended September 30, 2023 to the six months ended September 30, 2024, including an increase in wholesale sales by $1,093,240 or 222.7%, offset by a decrease in retail sales by $335,996 or 8.0% during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. The overall increase was caused by an increase in average unit selling price by $143.00 per unit or 36.8% and partially offset by a decrease in total sales volume by 15.1%, and changes in product mix when comparing six months ended September 30, 2024 to six months ended September 30, 2023. Specifically, (i) the PRC operating entities sell electric appliance products primarily through retailers to individual customers and also through wholesalers to regional distributors. In August 2023, one of their major distributors, Zibo Shangsha Co., Ltd. merged into another larger company, Dalian Dashang Group Co., Ltd. (“Dashang Group”). As a result of this business merger with Dashang Group, Zibo Shangsha Co., Ltd. reduced the purchase of washer, dryer and refrigerator products from the PRC operating entities by approximately $0.7 million (RMB 5 million) during August to September 2023, which led to a decrease in our wholesales volume to certain extent during the six months ended September 30, 2023. However, during the six months ended September 30, 2024, the PRC operating entities have developed 19 new distributors, including Wudi Jinzhe Construction Project Co., Ltd., Boluoni Smart Technology (Qingdao) Co., Ltd., Shandong Zhengrui Construction Decoration Project Co., Ltd., etc. As of September 30, 2024, we had 35 distributors as compared to 32 distributors as of September 30, 2023. New distributors contributed to approximately 19.2% of the total wholesales revenue during the six months ended September 30, 2024. In addition, existing distributors also increased the purchase of electric appliance products from the PRC operating entities by approximately $0.44 million (RMB 3.2 million) during the six months ended September 30, 2024 as compared to the same period in 2023; (ii) our revenue is affected by changes in the mix of product sold and the average unit selling price during each reporting period. For the six months ended September 30, 2024, the revenue from sales of refrigerators, dishwashers, range hoods, stoves, air conditioners, other small kitchen equipment, televisions and electric pans increased by approximately 47.5%, 9.2%, 17.9%, 17.5%, 100.0%, 333.6% 6,524.9%  and 169.4%, respectively, as compared to six months ended September 30, 2023, while the revenue from sales of washers, food processors, electric pots, water heaters and microwave ovens decreased by approximately 6.3%, 1.7%, 41.7%, 69.0% and 81.0%, respectively, due to change in customer demand and preference; (iii) our average selling prices of electric appliance products increased by $143.00 per unit, or 36.8%, from $388.90 per unit in six months ended September 30, 2023 to $531.90 per unit in six months ended September 30, 2024, as we adjusted the selling prices in response to the increase in the electric appliance product purchase cost from various suppliers during six months ended September 30, 2024. Average unit product purchase cost increased by approximately $130.40 per unit, or 38.7%, when comparing six months ended September 30, 2024 to six months ended September 30, 2023 (iv) our business operations were also affected by the overall macroeconomic conditions of the Chinese economy. Affected by the slowdown of the real estate industry in China, our customers decreased their spending on electric appliance purchases, which led to a decrease in our sales volume of electric appliance products by 1,814 units or 15.1% during the six months ended September 30, 2024 as compared to the same period of 2023 (see “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities are facing decreasing market demand due to the slowdown of macroeconomic and real estate market”). Our revenue from retail sales of electric appliance products decreased by approximately $335,996 or 8.0% during the six months ended September 30, 2024 as compared to six months ended September 30, 2023 was largely affected by decrease in sales volume at our retail stores; (v) the PRC operating entities sell electric appliance products primarily through retailers to individual customers and also through wholesalers to regional distributors. Our online sales only accounted for less than 5% of our total revenues during the six months ended September 30, 2024 and 2023, respectively. However, after the COVID-19 pandemic, live broadcast e-commerce has changed people’s shopping methods and consumption habits in China. Emerging live broadcast e-commerce channels such as Douyin, Kuaishou, and Xiaohongshu (also known as “Red Book”), coupled with JD.com, Tmall, Taobao, and Pinduoduo have changed the landscape of electric appliance sales industry in China. The growth of e-commerce sales channels increased the competition of the electric appliance industry. As a result, some of our potential customers switched to online purchases from third-party e-commerce companies instead of purchasing directly from our retail stores. Changes in customer shopping methods and consumption habits negatively impacted our revenue to a certain extent during the fiscal year 2024. In response to the changes in consumers’ shopping method and consumption habits from offline retail stores to online shopping, the PRC operating entities are now planning to increase their online sales through cooperating with certain e-commerce channels, such as Douyin, and also strengthen their after sales electric appliance maintenance and repair services through community neighborhood network in order to promote sales and maintain customer loyalty; and (vi) There was a 1.1% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 7.1260 in six months ended September 30, 2023 to US$1 to RMB 7.2023 in six months ended September 30, 2024. The overall increase in our revenue from electric appliance product sales by 25.4% reflected the above combined factors.

Although our total revenue from retail sales of electric appliance temporarily decreased by approximately $0.3 million or 8.0% in the six months ended September 30, 2024 as discussed above, we do not believe this decrease is likely to continue to adversely impact our future revenue and profitability. In response to the market change and challenges, since August 2023, the PRC operating entities have already started to cooperate with large e-commerce platforms such as Douyin and plan to expand their sales channels to these e-commerce platforms and their mobile APP, and in doing so, commence online sales of electric appliances. The PRC operating entities intend to expand their cooperating with more e-commerce platforms in China. In addition, it is our opinion that high-end, intelligent and environment-friendly electric appliances would be the mainstream of retail in the future, and, accordingly, we are now adjusting our inventory structure by purchasing more intelligent and environment-friendly electric appliances from our suppliers in order to meet customer demand. Furthermore, recently, the Chinese Ministry of Commerce and certain local government in China, such as Department of Commerce of Shandong Province, has introduce numerous new initiatives to increase consumption, with the focus on key consumption areas such as home electric appliances, promote environment-friendly and smart home appliances to the population of the countryside and trade-in programs for old appliances for the acquisition of the new ones.8  We believe these policies and initiatives would be beneficial to the PRC operating entities’ business since we expect more customers would trade their old electric appliance products for new ones in order to upgrade their household furnishings.

With respect to the supply chain management, although our business operations were negatively affected by the temporary supply chain disruptions during the COVID-19 outbreak and resurgence period as discussed above, such disruptions have not materially affected our business outlook and goals. With years of experience in marketing and selling electric appliance in Shandong province, China, our PRC operating entities have established a stable supply chain with distributors of many popular electric appliance brands, such as Haier, Joyoung and Siemens. Our PRC operating entities have also started to cooperate with certain shopping malls and stores in the Shandong region to diversify the types of electric appliance they sell. In addition, as of the date of this prospectus, our PRC operating entities are in the process of establishing a purchasing department to promote centralized purchase from the electric appliance suppliers, to reduce the purchase price and increase the rebate rates offered by the suppliers. Accordingly, we believe our current supply chain network and management are sufficient to support our business growth. As a result of the above, we expect to see an increase in our sales of electric appliance products going forward.

In connection with the electric appliance sales, the PRC operating entities also provide the following services to customers: (1) the PRC operating entities provide electric appliance product after-sales maintenance and repair services to electric appliance product buyers. Such services include not only electric appliance maintenance, but also plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; and (2) the PRC operating entities provide consulting services, offering advices on business strategy, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help these business entities to plan and organize seasonal offline sales and promotional campaign. These services are short-term in nature and are fixed-price contracts. Our revenue generated from providing electric appliance sales related services to customers increased by $490,195, or 216.6%, from $226,323 in the six months ended September 30, 2023 to $716,518 in the six months ended September 30, 2024. The increase was driven by a raise in the average service price the PRC operating entities charged customers for these services by approximately $441.80, or 3.7%, from approximately $11,912.00 in six months ended September 30, 2023 to $12,353.80 in six months ended September 30, 2024. In addition, the number of customers for our consulting services increased from 19 customers in the six months ended September 30, 2023 to 58 customers in the six months ended September 30, 2024. We are now focusing on expanding our electric appliance maintenance business and electric appliance maintenance training business. Our PRC operating entities launched their Mini Program on Weixin in April 2023 and have leveraged social networks, especially the Weixin, as a key channel to acquire new customers. Our PRC operating entities have also set up four community service centers under the brand name Jingrui Electric Housekeeper, which are operated by Binzhou Jingrui Wangpu and Yangxin Jingrui Wangpu. Our PRC operating entities plan to set up more Jingrui Electric Housekeeper community service centers, to cover smaller and less developed areas. The PRC operating entities will also continue to invest resources in training, managing, and motivating the Dian Xiao’ers. To support such plan, our PRC operating entities intend to provide customized training sessions to Jingrui Dian Xiao’ers with different working proficiencies, focusing on practical skills of repairing and maintaining electric appliances, service skills, sales skills, and company values and culture of the PRC operating entities. Besides Weixin, our PRC operating entities also started to cooperate with Douyin, and plan to expand their cooperating with more e-commerce platforms in China. Furthermore, our PRC operating entities plan to promote their services and expand their customer base through offline methods such as placing advertisements in their target neighborhoods, collaborating with the property management teams of their target neighborhoods to promote their electric appliance maintenance services, issuing discount coupons, and cooperating with the representative of their target neighborhoods to disseminate sales information in the Weixin group chat of each neighborhood. Through these measures, we expect to see our electric appliance maintenance service revenue continue to grow in the near future.

8 Chinese Ministry of Commerce, New Policies to Promote Green and Intelligent Electric Appliance Consumption, accessible at http://www.mofcom.gov.cn/article/tj/tjzc/202306/20230603417735.shtml; Department of Commerce of Shandong Province, Implementation Plan of Promoting Trade-In of Consumer Goods, accessible at http://commerce.shandong.gov.cn/art/2024/4/12/art_106476_10338887.html.

The PRC operating entities lease the extra space they have rented from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Rental service revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is recognized as revenues on a straight-line basis over the non-cancellable term of the lease. The PRC operating entities commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. Total rental service revenue slightly decreased by $54 or 1.1% from $5,057 in the six months ended September 30, 2023 to $5,003 in the six months ended September 30, 2024, as affected by the exchange rate fluctuation. Average rent fees decreased by $1.1% or $27.00 from $2,528.5 in six months ended September 30, 2023 to $2,501.50 in six months ended September 30, 2024, while the number of tenants remained two for the six months ended September 30, 2024 and 2023.

Gross Profit

Gross profit is equal to net revenue minus cost of revenues. Our cost of revenues primarily includes inventory costs (costs of purchasing electric appliance products from third-party manufacturers and distributors, inbound freight costs, level of supplier rebate, warehouse lease and overhead costs and business taxes). Cost of goods sold is generally affected by changes in factors including the availability of the third-party products in the market, the purchase price of third-party products, sales volume and product mix changes. Our cost of revenues accounted for 74.5% and 79.4% of our total revenue for the six months ended September 30, 2024 and 2023, respectively. We expect our cost of revenues to increase as we further expand the PRC operating entities’ business operations in the foreseeable future.

Our gross margin was 25.5% for six months ended September 30, 2024, an increase by 4.9% from gross margin of 20.6%, in six months ended September 30, 2023. Our gross profit and gross margin are affected by changes in product mix sold during each reporting period. Our gross margin increases when more products and services with lower costs and higher margin are sold, while our gross margin decreases when more products and services with higher costs and lower margin are sold. In the six months ended September 30, 2024, our average unit product purchase cost increased by approximately $130.40 per unit, or 38.7%, when comparing to six months ended September 30, 2023 as a result of higher purchase costs of various electric appliance products from suppliers and affected by different product mix sold. In response to the purchase costs increase, we adjusted the selling price of our electric appliance products, and the average unit selling price of our electric appliance products increased by $143.00 per unit or 36.8%. The increase in average unit selling price outpaced the increased in average unit product purchase costs by $12.60 per unit or 9.6%. In addition, our revenue from electric appliance sales related services increased by approximately $0.5 million or 216.6%, and the average service price the PRC operating entities charged customers for these services increased by approximately $441.80, or 3.7%. Therefore, we earned more revenues from product offerings and services with higher margin. As a result, our total gross profit increased by 55.2% and gross margin increased by 4.9% in six months ended September 30, 2024 as compared to six months ended September 30, 2023. See detailed discussion under “—Results of Operation.”

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to the PRC operating entities’ sales personnel, marketing and sales promotion expenses, shipping and delivery expenses, retail space rental expense, and other sales and marketing activity-related expenses.

Our selling expenses accounted for 5.9% and 9.5% of our total revenue for the six months ended September 30, 2024 and 2023, respectively. Our total selling expenses decreased by 21.6% in the six months ended September 30, 2024 compared to six months ended September 30, 2023, and the decrease was largely due to decreased marketing and promotion expenses. If we continue to expand the PRC operating entities’ business and promote their products or services to customers located in the areas where the PRC operating entities intend to enter, we expect our overall selling expenses, including, but not limited to, brand promotion expenses and salaries, to increase in the foreseeable future.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, rent expense, office supply and utility expenses, and professional service expenses. General and administrative expenses accounted for 10.0% and 9.4% of our revenue for the six months ended September 30, 2024 and 2023, respectively. Our general and administrative expenses increased by approximately $0.2 million in six months ended September 30, 2024, primarily due to increased professional and consulting expenses. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of the PRC operating entities’ business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering.

Results of Operations

Comparison of Results of Operations for the Six Months Ended September 30, 2024 and 2023

The following table summarizes our operating results as reflected in our statements of income during the six months ended September 30, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the six months ended September 30,
	2024		2023		Variances
	Amount	%	Amount	%	Amount	%
Revenue	$6,164,050	100.0%	$4,916,665	100.0%	$1,247,385	25.4%
Cost of revenue	4,593,530	74.5%	3,904,772	79.4%	688,758	17.6%
Gross profit	1,570,520	25.5%	1,011,893	20.6%	558,627	55.2%

Operating expenses
Selling expenses	365,416	5.9%	466,189	9.5%	(100,773)	(21.6)%
General and administrative expenses	617,302	10.0%	460,972	9.4%	156,330	33.9%
Total operating expenses	982,718	15.9%	927,161	18.9%	55,557	6.0%

Income from operations	587,802	9.6%	84,732	1.7%	503,070	593.7%

Other income (expenses)
Interest expenses	(19,405)	(0.4)%	(4,580)	(0.1)%	(14,825)	323.7%
Interest income	384	0.0%	271	0.0%	113	41.7%
Other income (expense)	50	0.0%	926	0.0%	(876)	(94.6)%
Total other income(expenses), net	(18,971)	(0.4)%	(3,383)	(0.1)%	(15,588)	460.8%

Income before income tax provisions	568,831	9.2%	81,349	1.6%	487,482	599.2%

Income tax expenses	48,822	0.8%	23,874	0.5%	24,948	104.5%

Net Income	520,009	8.4%	57,475	1.1%	462,534	804.8%
Less: net income attributable to non-controlling interests	(50)	0.0%	20	0.0%	(70)	(341.8)%
Net Income attributable to common shareholders	$520,059	8.4%	$57,455	1.1%	$462,604	805.2%

Revenue

Our total revenues increased by $1,247,385, or 25.4%, to $6,164,050 in the six months ended September 30, 2024 from $4,916,665 in the six months ended September 30, 2023. The increase in our revenue was primarily due to an increase in revenue from sales of electric appliance products by 16.2% or $757,244 due to increased average unit selling price by 36.8% and partially offset by a decrease in sales volume of our electric appliance products by 15.1% in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. In addition, revenue from electric appliance sales related services also increased by $490,195 due to an increase in number of customers for our services by 205.3%, and an increase in average price we charged customers for our services during the six months ended September 30, 2024. There was a 1.1% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 7.1260 in six months ended September 30, 2023 to US$1 to RMB 7.2023 in six months ended September 30, 2024.

Our revenue by different sources was as follows:

	For the six months ended September 30,
	2024		2023		Variances	%
Revenue from electric appliance sales
Retail	$3,858,296	62.6%	$4,194,292	85.3%	$(335,996)	(8.0)%
Wholesale	1,584,233	25.7%	490,993	10.0%	1,093,240	222.7%
Subtotal of electric appliance sales	5,442,529	88.3%	4,685,285	95.3%	757,244	16.2%
Revenue from electric appliance sales related services	716,518	11.6%	226,323	4.6%	490,195	216.6%
Rental service revenue	5,003	0.1%	5,057	0.1%	(54)	(1.1)%
Total revenues	$6,164,050	100.0%	$4,916,665	100.0%	$1,247,385	25.4%

Revenue from Electric Appliance Product Sales

	For the six months ended September 30,
	2024		2023		Variances
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%
Washer	$1,224,299	22.5%	$1,305,945	27.9%	$(81,646)	(6.3)%
Refrigerator	1,430,722	26.3%	969,800	20.7%	460,922	47.5%
Dishwasher	728,350	13.4%	667,141	14.2%	61,209	9.2%
Food processor	732,940	13.5%	745,381	15.9%	(12,441)	(1.7)%
Range Hood	364,616	6.7%	309,212	6.6%	55,404	17.9%
Stove	180,686	3.3%	153,761	3.3%	26,925	17.5%
Electric pot	66,351	1.2%	113,848	2.4%	(47,497)	(41.7)%
Air Conditioner	247,679	4.6%	-	0.0%	247,679	100.0%
Other small kitchen equipment	318,590	5.9%	73,478	1.6%	245,112	333.6%
Water heater	50,466	0.9%	162,633	3.5%	(112,167)	(69.0)%
Microwave oven	34,223	0.6%	180,541	3.8%	(146,318)	(81.0)%
Television	56,349	1.0%	851	0.0%	55,498	6524.9%
Electric fan	7,258	0.1%	2,694	0.1%	4,564	169.4%
Total sales of electric appliance products	$5,442,529	100.0%	$4,685,285	100.0%	$757,244	16.2%

For the six months ended September 30,
	Revenue		Sales volume				Average unit price
Product category	2024	2023	2024	2023	Sales volume variance	Sales volume variance %	2024	2023	Selling price variance
Washer	$1,224,299	$1,305,945	1,520	1,460	60	4.1%	$805.5	$894.5	$(89.0)
Refrigerator	1,430,722	969,800	1,342	662	680	102.7%	1,066.1	1,465.0	(398.8)
Dishwasher	728,350	667,141	906	757	149	19.7%	803.9	881.3	(77.4)
Food processor	732,940	745,381	1,156	1,491	(335)	(22.5)%	634.0	499.9	134.1
Range Hood	364,616	309,212	481	373	108	29.0%	758.0	829.0	(70.9)
Stove	180,686	153,761	439	406	33	8.1%	411.6	378.7	32.9
Electric pot	66,351	113,848	1,622	2,415	(793)	(32.8)%	40.9	47.1	(6.2)
Air Conditioner	247,679	-	539	-	539	100.0%	459.5	-	459.5
Other small kitchen equipment	318,590	73,478	1,704	3,749	(2,045)	(54.5)%	187.0	19.6	167.4
Water heater	50,466	162,633	286	482	(196)	(40.7)%	176.5	337.4	(161.0)
Microwave oven	34,223	180,541	49	115	(66)	(57.4)%	698.4	1,569.9	(871.5)
Television	56,349	851	78	5	73	1460.0%	722.4	170.1	552.3
Electric fan	7,258	2,694	110	131	(21)	(16.0)%	66.0	20.6	45.4
Total electric appliance sales	$5,442,529	$4,685,285	10,232	12,046	(1,814)	(15.1)%	$531.9	$388.9	$143.0

The PRC operating entities sell various electric appliance products (such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers, etc.) to customers. For the six months ended September 30, 2024 and 2023, approximately 62.6% and 85.3% of the sales were through the retail stores operated by the PRC operating entities, while 25.7% and 10.0% of the sales were through wholesale sales to distributors, respectively.

Our PRC operating entities sell electric appliance products primarily through retail channels to end customers and through wholesale channels to distributors. Our total revenue from electric appliance product sales (such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers, etc.) has increased by $757,244 or 16.2% from six months ended September 30, 2023 to six months ended September 30, 2024, including an increase in wholesale sales by $1,093,240 or 222.7%, offset by a decrease in retail sales by $335,996 or 8.0% during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. The overall increase was caused by an increase in average unit selling price by $143.00 per unit or 36.8% and partially offset by a decrease in total sales volume by 15.1%, and changes in product mix when comparing six months ended September 30, 2024 to six months ended September 30, 2023. Specifically, (i) the PRC operating entities sell electric appliance products primarily through retailers to individual customers and also through wholesalers to regional distributors. In August 2023, one of their major distributors, Zibo Shangsha Co., Ltd. merged into another larger company, Dalian Dashang Group Co., Ltd. (“Dashang Group”). As a result of this business merger with Dashang Group, Zibo Shangsha Co., Ltd. reduced the purchase of washer, dryer and refrigerator products from the PRC operating entities by approximately $0.7 million (RMB 5 million) during August to September 2023, which led to a decrease in our wholesales volume to certain extent during the six months ended September 30, 2023. However, during the six months ended September 30, 2024, the PRC operating entities have developed 19 new distributors, including Wudi Jinzhe Construction Project Co., Ltd., Boluoni Smart Technology (Qingdao) Co., Ltd., and Shandong Zhengrui Construction Decoration Project Co., Ltd., etc. As of September 30, 2024, we had 35 distributors as compared to 32 distributors as of September 30, 2023. New distributors contributed to approximately 19.2% of the total wholesales revenue during the six months ended September 30, 2024. In addition, existing distributors also increased the purchase of electric appliance products from the PRC operating entities by approximately $0.44 million (RMB 3.2 million) during the six months ended September 30, 2024 as compared to the same period in 2023; (ii) our revenue is affected by changes in the mix of products sold and the average unit selling price during each reporting period. For the six months ended September 30, 2024, the revenue from sales of refrigerators, dishwashers, range hoods, stoves, air conditioners, other small kitchen equipment, televisions and electric pans increased by approximately 47.5%, 9.2%, 17.9%, 17.5%, 100.0%, 333.6%, 6524.9% and 169.4%, respectively, as compared to six months ended September 30, 2023, while the revenue from sales of washers, food processor, electric pots, water heaters and microwave ovens decreased by approximately 6.3%, 1.7%, 41.7%, 69.0% and 81.0%, respectively, due to change in customer demand and preference; (iii) our average selling prices of electric appliance products increased by $143.00 per unit, or 36.8%, from $388.90 per unit in six months ended September 30, 2023 to $531.90 per unit in six months ended September 30, 2024, as we adjusted the selling prices in response to the increase in the electric appliance product purchase cost from various suppliers during six months ended September 30, 2024. Average unit product purchase cost increased by approximately $130.40 per unit, or 38.7%, when comparing six months ended September 30, 2024 to six months ended September 30, 2023 (iv) our business operations were also affected by the overall macroeconomic conditions of the Chinese economy. Affected by the slowdown of the real estate industry in China, our customers decreased their spending on electric appliance purchases, which led to a decrease in our sales volume of electric appliance products by 1,814 units or 15.1% during the six months ended September 30, 2024 as compared to the same period of 2023 (see “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities are facing decreasing market demand due to the slowdown of macroeconomic and real estate market”). Our revenue from retail sales of electric appliance products decreased by approximately $335,996 or 8.0% during the six months ended September 30, 2024 as compared to six months ended September 30, 2023, which was largely affected by decrease in sales volume at our retail stores; and (v) the PRC operating entities sell electric appliance products primarily through retailers to individual customers and also through wholesalers to regional distributors. Our online sales only accounted for less than 5% of our total revenues during the six months ended September 30, 2024 and 2023, respectively. However, after the COVID-19 pandemic, live broadcast e-commerce has changed people’s shopping methods and consumption habits in China. Emerging live broadcast e-commerce channels such as Douyin, Kuaishou, and Xiaohongshu (also known as “Red Book”), coupled with JD.com, Tmall, Taobao, and Pinduoduo have changed the landscape of electric appliance sales industry in China. The growth of e-commerce sales channels increased the competition of the electric appliance industry. As a result, some of our potential customers switched to online purchases from third-party e-commerce companies instead of purchasing directly from our retail stores. Changes in customer shopping methods and consumption habits negatively impacted our revenue to a certain extent during the six months ended September 30, 2024. In response to the changes in consumers’ shopping method and consumption habits from offline retail stores to online shopping, the PRC operating entities are now planning to increase their online sales through cooperating with certain e-commerce channels, such as Douyin, and also strengthen their after sales electric appliance maintenance and repair services through community neighborhood network in order to promote sales and maintain customer loyalty; and (vi) there was a 1.1% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 7.1260 in the six months ended September 30, 2023 to US$1 to RMB7.2023 in the six months ended September 30, 2024. The overall increase in our revenue from electric appliance product sales by 25.4% reflected the above combined factors.

There was no sales to related parties during the six months ended September 30, 2024. For the six months ended September 30, 2023, the PRC operating entities sold electric appliance products in the amount of $2,313 to a related party, Borui Da, an entity affiliated with Mr. Yi Tian and his daughter Ms. Qian Tian. Mr. Yi Tian is the legal representative and general manager of the Company's VIE entity Dongying Yiqun, and Borui Da is an entity controlled by his daughter Ms. Qian Tian. The electric appliance product selling price charged by the PRC operating entities to this related party was determined using the same standard we use for our third-party customers. As we plan to expand the operations, we expect to sell more products to a growing number of third party customers and do not expect to continue to sell products to related party customers in the future.

Revenue from Electric Appliance Sales Related Services

In connection with the electric appliance sales, the PRC operating entities also provide the following services to customers: (1) the PRC operating entities provide electric appliance product after-sales maintenance and repair services to electric appliance product buyers. Such services include not only electric appliance maintenance, but also plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; and (2) the PRC operating entities provide consulting services, offering advices on business strategy, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help these business entities to plan and organize seasonal offline sales and promotional campaign. These services are short-term in nature and are fixed-price contracts. Our revenue generated from providing electric appliance sales related services to customers increased by $490,195, or 216.6%, from $226,323 in the six months ended September 30, 2023 to $716,518 in the six months ended September 30, 2024. The increase was driven by a raise in the average service price the PRC operating entities charged customers for these services by approximately $441.80, or 3.7%, from approximately $11,912.00 in six months ended September 30, 2023 to $12,353.80 in six months ended September 30, 2024. In addition, the number of customers for our consulting services increased from 19 customers in the six months ended September 30, 2023 to 58 customers in the six months ended September 30, 2024.

We are now focusing on expanding our electric appliance maintenance business and electric appliance maintenance training business. Our PRC operating entities launched their Mini Program on Weixin in April 2023 and have leveraged social networks, especially the Weixin, as a key channel to acquire new customers. Our PRC operating entities have also set up four community service centers under the brand name Jingrui Electric Housekeeper, which are operated by Binzhou Jingrui Wangpu and Yangxin Jingrui Wangpu. Our PRC operating entities plan to set up more Jingrui Electric Housekeeper community service centers, to cover smaller and less developed areas. The PRC operating entities will also continue to invest resources in training, managing, and motivating the Dian Xiao’ers. To support such plan, our PRC operating entities intend to provide customized training sessions to Jingrui Dian Xiao’ers with different working proficiencies, focusing on practical skills of repairing and maintaining electric appliances, service skills, sales skills, and company values and culture of the PRC operating entities. Besides Weixin, our PRC operating entities also started to cooperate with Douyin, and plan to expand their cooperating with more e-commerce platforms in China. Furthermore, our PRC operating entities plan to promote their services and expand their customer base through offline methods such as placing advertisements in their target neighborhoods, collaborating with the property management teams of their target neighborhoods to promote their electric appliance maintenance services, issuing discount coupons, and cooperating with the representative of their target neighborhoods to disseminate sales information in the Weixin group chat of each neighborhood. Through these measures, we expect to see our electric appliance maintenance service revenue continue to grow in the near future.

Rental Service Revenue

The PRC operating entities lease the extra space they have rented from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Rental service revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is recognized as revenues on a straight-line basis over the non-cancellable term of the lease. The PRC operating entities commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. Total rental service revenue slightly decreased by $54 or 1.1% from $5,057 in the six months ended September 30, 2023 to $5,003 in the six months ended September 30, 2024, as affected by the exchange rate fluctuation. Average rent fees decreased by $1.1% or $27.00 from $2,528.50 in six months ended September 30, 2023 to $2,501.50 in six months ended September 30, 2024, while the number of tenants remained two for the six months ended September 30, 2024 and 2023.

Cost of Revenue

Our cost of revenues primarily includes inventory costs (third-party products purchase price, inbound freight costs, level of supplier rebate, warehouse lease and overhead costs and business taxes). Cost of goods sold generally changes as affected by factors including the availability of third-party products on the market, the purchase price of third-party products, sales volume and product mix changes.

	For the six months ended September 30,
	2024		2023		Variances	%
	Amount	%	Amount	%	Amount	%
Product purchase costs associated with electric appliance sales	$4,781,967	104.1%	$4,059,109	104.0%	$722,858	17.8%
Supplier rebate	(260,258)	(5.7)%	(220,985)	(5.7)%	(39,273)	17.8%
Subtotal costs of revenue associated with electric appliance product sales	4,521,709	98.4%	3,838,124	98.3%	683,585	17.8%
Costs associated with various services	70,273	1.5%	64,560	1.7%	5,713	8.8%
Costs associated with rental business	1,443	0.1%	1,967	0.1%	(524)	(26.6)%
Sales taxes	105	0.0%	121	0.0%	(16)	(13.2)%
Total cost of revenues	$4,593,530	100.0%	$3,904,772	100.0%	$688,758	17.6%

Our total cost of revenues increased by $688,758, or 17.6%, from $3,904,772 in the six months ended September 30, 2023 to $4,593,530 in the six months ended September 30, 2024, primarily due to increased third-party product purchase costs when average unit cost of electric appliance products increased by $130.40 per unit or 38.7%, and an increase in supplier rebate because more revenue was generated from wholesale sales of the electric appliance products to distributors during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023.

Our costs of revenue associated with electric appliance sales increased by $683,585, or 17.8%, when comparing the six months ended September 30, 2024 to the six months ended September 30, 2023, primarily due to increased third-party product purchase costs by $722,858 or 17.8% when average unit cost of electric appliance products increased by 38.7% from $337.00 per unit in the six months ended September 30, 2023 to $467.40 per unit in the six months ended September 30, 2024 as a result of higher purchase costs of various electric appliance products from suppliers and affected by different product mix sold. In addition, due to an increase in wholesale sales revenue by approximately $1.1 million, supplier rebate increased by $39,273 or 17.8% in the six months ended September 30, 2024. The increase in our cost of revenues was also affected by changes in the mix of products sold. For example, the sales volume of washers, refrigerators, dishwashers, range hoods, stoves, air conditioners and televisions increased by 4.1%, 102.7%, 19.7%, 29.0%, 8.1%, 100.0% and 1460.0%, respectively, while the sales volume of food processors, electric pots, other small kitchen equipment, water heaters, microwave ovens and electric fans decreased by 22.5%, 32.8%, 54.5%, 40.7%, 57.4% and 16.0%, respectively, when comparing the six months ended September 30, 2024 to the six months ended September 30, 2023, which reflected changes in customer demand and preference during the periods. There was a 1.1% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 7.1260 in six months ended September 30, 2023 to US$1 to RMB 7.2023 in six months ended September 30, 2024. The overall increase in our cost of revenues associated with electric appliance product sales reflected the above combined factors.

For the six months ended September 30,
	Cost of revenue		Sales volume				Average unit cost
Product category	2024	2023	2024	2023	Sales volume variance	Sales volume variance %	2024	2023	Average unit cost variance
Washer	$1,073,690	$1,140,445	1,520	1,460	60	4.1%	$706.4	$781.1	$(74.8)
Refrigerator	$1,284,933	$861,384	1,342	662	680	102.7%	957.5	1,301.2	$(343.7)
Dishwasher	$657,913	$569,658	906	757	149	19.7%	726.2	752.5	$(26.3)
Food processor	$662,334	$645,813	1,156	1,491	(335)	(22.5)%	573.0	433.1	$139.7
Range Hood	$313,452	$271,893	481	373	108	29.0%	651.7	728.9	$242.3
Stove	$141,831	$133,634	439	406	33	8.1%	323.1	329.1	$(660.7)
Electric pot	$54,100	$90,065	1,622	2,415	(793)	(32.8)%	33.4	37.3	$(3.9)
Air Conditioner	$217,688	$-	539	-	539	100.0%	403.9	-	$403.9
Other small kitchen equipment	$258,970	$66,167	1,704	3,749	(2,045)	(54.5)%	152.0	17.6	$134.3
Water heater	$34,536	$131,134	286	482	(196)	(40.7)%	120.8	272.1	$(151.3)
Microwave oven	$30,365	$146,478	49	115	(66)	(57.4)%	619.7	1,273.7	$(654.0)
Television	$46,574	$616	78	5	73	1460.0%	597.1	123.2	$473.9
Electric fan	$5,581	$1,822	110	131	(21)	(16.0)%	50.7	13.9	$36.8
Total costs associated with electric appliance sales	$4,781,967	$4,059,109	10,232	12,046	(1,814)	(15.1)%	$467.4	$337.0	$130.5

Our costs of revenue associated with providing electric appliance sales related services to customers slightly increased by $5,713, or 8.8%, from $64,650 in the six months ended September 30, 2023 to $70,273 in the six months ended September 30, 2024, primarily because the average cost we incurred to provide services to customers decreased by 64.3% from $3,398.00 per customer in six months ended September 30, 2023 to $1,211.60 per customer in six months ended September 30, 2024, while number of customers for our services increased by 205.3% from 19 customers in the six months ended September 30, 2023 to 58 customers in the six months ended September 30, 2024. These factors led to the increase of our cost of revenue associated with providing services to customers.

Cost of revenues associated with rental service revenue slightly decreased by $524 or 26.6% when comparing the six months ended September 30, 2024 to the six months ended September 30, 2023. The PRC operating entities only rented extra commercial space to two and two tenants in the six months ended September 30, 2024 and 2023, respectively.

Gross profit

Our gross profit increased by $558,627, or 55.2%, from $1,011,893 in six months ended September 30, 2023 to $1,570,520 in the six months ended September 30, 2024. Our gross margin increased by 4.9%, from 20.6% in six months ended September 30, 2023 to 25.5% in the six months ended September 30, 2024. Our gross profit and gross margin were affected by changes in average product selling price or service price the PRC operating entities charged to customers for their services, changes in third-party product purchase costs and average product cost, changes in sales volume and different product mix during each reporting period. As discussed above, our average selling price of electric appliance products increased by $143.00 per unit or 36.8% in response to increased third-party product purchase costs, however, average unit cost of electric appliance products increased by $130.40 per unit, or 38.7% from the six months ended September 30, 2023 to the six months ended September 30, 2024. As a result of the change in product mix, the increase in average selling price outpaced the increase in average unit cost by $12.60 per unit. When revenue increased more than cost of revenue, our gross profit from electric appliance sales increased. In addition, our revenue from electric appliance sales related services increased by approximately $0.5 million or 216.6%, and the average service price the PRC operating entities charged customers for these services increased by approximately $441.80, or 3.7%. As a result of the above, our total gross profit increased by 55.2% and gross margin increased by 4.9% in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the six months ended September 30, 2024 and 2023:

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Total revenue	$6,164,050	100.0%	$4,916,665	100.0%	$1,247,385	25.4%
Operating expenses:
Selling expenses	365,416	5.9%	466,189	9.5%	(100,773)	(21.6)%
General and administrative expenses	617,302	10.0%	460,972	9.4%	156,330	33.9%
Total operating expenses	$982,718	15.9%	$927,161	18.9%	$55,557	6.0%

Selling expenses

Our selling expenses primarily include salary and welfare benefit expenses paid to the PRC operating entities’ sales personnel, marketing and sales promotion expenses, shipping and delivery expenses, retail space rental expense, and other sales and marketing activity-related expenses.

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Salary and welfare expenses to sales personnel	$143,122	39.2%	$108,598	23.3%	34,524	31.8%
Marketing and sales promotional expenses	29,377	8.0%	159,074	34.1%	(129,697)	(81.5)%
Shipping and delivery expenses	24,162	6.6%	30,267	6.5%	(6,105)	(20.2)%
Retail stores leasing expenses	163,455	44.7%	160,264	34.4%	3,191	2.0%
Other selling expenses	5,300	1.5%	7,986	1.7%	(2,686)	(33.6)%
Total selling expenses	$365,416	100.0%	$466,189	100.0%	$(100,773)	(21.6)%

Our selling and marketing expenses decreased by $100,773, or 21.6%, from $466,189 in the six months ended September 30, 2023 to $365,416 in the six months ended September 30, 2024, primarily attributable to a decrease in marketing and sales promotional expenses by $129,697. In the six months ended September 30, 2023, in order to resume our business operations after the COVID-19 and to promote our electric appliance product sales, we organized increased offline sales and promotional campaigns in our retail stores, which led to higher marketing and promotional expenses in the six months ended September 30, 2023. In the six months ended September 30, 2024, we increased the wholesale sales of our electric appliance products to regional distributors, which led to a decrease in marketing and promotional expenses. Salary and welfare expenses to sales personnel increased by $34,524 or 31.8% when comparing the six months ended September 30, 2024 to the six months ended September 30, 2023 due to increased number of sales staff. Shipping and delivery expenses decreased by $6,105 or 20.2% due to decreased sales volume during the six months ended September 30, 2024 as compared to the six months ended September 30, 2023. As a percentage of revenues, selling expenses were 5.9% and 9.5% of our total revenues for the six months ended September 30, 2024 and 2023, respectively.

General and administrative expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, rent expense, office supply and utility expenses, and professional service expenses.

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Salary, employee benefit and welfare expenses	$67,194	10.9%	$86,065	18.7%	$(18,871)	(21.9)%
Professional and consulting expenses	485,491	78.6%	218,501	47.4%	266,990	122.2%
Utility expenses	2,307	0.4%	5,115	1.1%	(2,808)	(54.9)%
Rent and decoration expenses	34,995	5.7%	48,282	10.5%	(13,287)	(27.5)%
Depreciation and amortization expenses	747	0.1%	1,346	0.3%	(599)	(44.5)%
Office expenses	2,426	0.3%	4,913	1.1%	(2,487)	(50.6)%
Entertainment and transportation expenses	23,150	3.8%	51,299	11.1%	(28,149)	(54.9)%
Other expenses	992	0.2%	45,451	9.9%	(44,459)	(97.8)%
Total general and administrative expenses	$617,302	100.0%	$460,972	100.0%	$156,330	33.9%

Our general and administrative expenses increased by $156,330 or 33.9% from $460,972 in the six months ended September 30, 2023 to $617,302 in the six months ended September 30, 2024, primarily attributable to (i) our professional and consulting service fees increased by $266,990, or approximately 122.2%, from $218,501 in the six months ended September 30, 2023 to $485,491 in the six months ended September 30, 2024, primarily due to increased audit fees in connection with our intended initial public offering effort. On the other hand, our salaries, welfare expenses and insurance expenses paid to employees in the general and administrative department decreased by $18,871, or 21.9%, because the average number of our administrative employees decreased in the six months ended September 30, 2024, which led to a decrease in our salary and employee benefit expenses in the six months ended September 30, 2024. Meals, entertainment and transportation expenses decreased by $28,149 or 54.9% due to reduced business travel during the six months ended September 30, 2024. The overall increase in our general and administrative expenses in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023 reflected the above-mentioned factors combined. As a percentage of revenues, general and administrative expenses were 10.0% and 9.4% of our revenue for the six months ended September 30, 2024 and 2023, respectively.

Other income (expenses), net

Other income (expenses) primarily included interest income, interest expenses, investment income, and other non-operating income or expenses.

	For the six months ended September 30,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Interest expenses	$(19,405)	102.3%	$(4,580)	135.4%	$(14,825)	323.7%
Interest income	384	(2.0)%	271	(8.0)%	113	41.7%
Other expenses	50	(0.3)%	926	(27.4)%	(876)	(94.6)%
Total other income (expenses), net	$(18,971)	100.0%	$(3,383)	100.0%	$(15,588)	460.8%

Total other expenses increased by $15,888, from net other expense of $3,383 in the six months ended September 30, 2023 to net other expense of $18,971 in the six months ended September 30, 2024. The increase was primarily due to increased interest expense by $14,825 because we borrowed an increased amount of short-term loans from the PRC financial institutions as working capital during the six months ended September 30, 2024, these short-term loans have higher interest rates during the six months ended September 30, 2024.

Provision for income taxes

Our income tax provision increased by $24,948 or 104.5%, from $23,874 in the six months ended September 30, 2023 to $48,822 in the six months ended September 30, 2024 due to increased taxable income. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, domestic enterprises and FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. Our VIE entities and their subsidiaries are incorporated in the PRC. During the six months ended September 30, 2024 and 2023, Zhejiang JRWP Quanwu (including its subsidiaries, Beijing Jinnuo, Shanghai Jingqi, Beijing Management Co, Jingrui Wangpu Shandong, Binzhou Jingrui Wangpu, Guangrao Jingrui Wangpu, Yangxin Jingrui Wangpu, and Wudi Jingrui Wangpu), Zibo Lunsheng, Dongying Yiqun, Ji’nan Zhongyue and Shandong Yangxin, all qualified as small-scaled minimal profit enterprises. Based on the EIT Law of PRC, and according to the “Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises” issued by the State Taxation Administration (“STA”) dated on January 18, 2019, from January 1, 2019 to December 31, 2020, once an enterprise meets certain conditions (i.e., annual taxable income not exceeding RMB 3 million (approximately $440,000), number of employees not exceeding 300 and total assets not exceeding RMB 50 million (approximately $7.4 million)) and is accordingly treated as a small-scale minimal profit enterprise, the portion of its taxable income less than RMB 1 million (approximately $146,000) is subject to a reduced income tax rate of 5%; the portion of taxable income between RMB 1 million (approximately $146,000) to RMB 3 million (approximately $440,000) shall be included in the taxable income at a reduced rate of 50%, and subject to a reduced income tax rate of 10%. In addition, according to the “Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses” issued by STA dated on April 2, 2021, for qualified small-scaled minimal profit enterprise, the portion of its taxable income less than RMB 1 million (approximately $146,000) is entitled to the reduction of income tax at a tax rate of 20% on 12.5% of its taxable income during the period from January 1, 2021 to December 31, 2022 and the portion of taxable income between RMB 1 million (approximately $146,000) to RMB 3 million (approximately $440,000) remained at a reduced rate of 10%. Furthermore, in order to further support the development of small-scaled minimal profit enterprises, on August 2, 2023, China’s Ministry of Finance (“MOF”) and STA jointly issued an announcement for tax implementation (the “MOF STA Announcement 2023 No. 12”), all small-scaled minimal profit enterprises are entitled to 50% reduction of resource tax (excluding water resource tax), urban maintenance and construction tax, property tax, urban land use tax, stamp duty (excluding stamp duty on securities transactions), arable land occupation tax, education surcharge and local education surcharge, and subject to a 20% income tax rate on 25%of their taxable income amount after the adjustment, which means the effective corporate income tax (“CIT”) rate for small-scaled minimal profit enterprises has been unified to 5% during the period from January 1, 2023 to December 31, 2027.

As a result of these corporate income tax cut incentives for small-scaled minimal profit enterprises, the Company’s VIE entities Dongying Yiqun, Zibo Lunsheng, Yangxin Hongtai, Ji’nan Zhongyue, Zhejiang JRWP Quanwu and its subsidiaries are subject to 5% income tax rate for the six months ended September 30, 2024 and 2023. The effective income tax rate was 8.6% and 29.3% for the six months ended September 30, 2024 and 2023, respectively. The impact of the tax holidays and exemptions noted above decreased PRC corporate income taxes by $93,386 and nil for the six months ended September 30, 2024 and 2023, respectively. The benefit of the tax holidays on net income per share (basic and diluted) of $0.01 and nil for the six months ended September 30, 2024 and 2023, respectively.

Net Income

As a result of the foregoing, we reported a net income of $520,009 for the six months ended September 30, 2024, representing a $462,534 increase from the net income of $57,475 for the six months ended September 30, 2023.

For the Years Ended March 31, 2024 and 2023

Net Revenue

Our net revenue is affected by changes in the mix of products sold, sales volume, average product selling price or average service fees charged to customers for services and changes in number of customers.

	For the years ended March 31,
	2024	2023	Variances	% of increase (decrease)
Revenue from electric appliance sales
Retail	$7,737,084	$6,891,536	$845,548	12.3%
Wholesale	1,733,220	1,929,971	(196,751)	(10.2)%
Subtotal of electric appliance sales	9,470,304	8,821,507	648,797	7.4%
Service revenue	1,171,767	567,262	604,505	106.6%
Rental income	10,056	14,902	(4,846)	(32.5)%
Total revenues	$10,652,127	$9,403,671	$1,248,456	13.3%

Sales volume of various electric appliance products sold (unit)	23,359	25,718	(2,359)	(9.2)%

Average unit selling price for electric appliance products	$405.4	$343.0	$62.4	18.2%

Average unit costs of electric appliance products	$352.8	$299.7	$53.1	17.7%

Number of customers for services	65	76	(11)	(14.5)%

Average service price charged to customers	$18,027.2	$7,464.0	$10,563.2	141.5%

Number of tenants	2	2	-	0.0%

Average rent fees charged to tenants	$5,028.0	$7,451.0	$(2,423.0)	(32.5)%

Average service cost	$2,102.1	$2,375.7	$(273.6)	(11.5)%

Our total revenue increased by 13.3% from $9,403,671 in the fiscal year ended March 31, 2023 to $10,652,127 in the fiscal year ended March 31, 2024. Our revenue generated from sales of electric appliance products to customers accounted for 88.9% and 93.8% of our total revenue for the fiscal year ended March 31, 2024 and the fiscal year ended March 31, 2023, respectively. The revenue generated from providing electric appliance sales related services to customers accounted for 11.0% and 6.0% of our total revenue for the fiscal year ended March 31, 2024 and the fiscal year ended March 31, 2023, respectively, and rental service revenue accounted for 0.1% and 0.2% of our total revenue for the fiscal year ended March 31, 2024 and the fiscal year ended March 31, 2023, respectively.

Our PRC operating entities sell electric appliance products primarily through retail channels to end customers and through wholesale channels to distributors. Our total revenue from electric appliance product sales (such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers, etc.) has increased by $648,797 or 7.4% from the fiscal year 2023 to the fiscal year 2024, including an increase in retail sales by $845,548 or 12.3%, offset by a decrease in wholesales by $196,751 or 10.2% during the fiscal year 2024 as compared to the fiscal year 2023.

The overall increase in our revenue from electric appliance product sales was caused by an increase in average unit selling price by $62.40 per unit or 18.2% and changes in product mix, when comparing the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2023. Such increase was partially offset by the decrease in total sales volume by 9.2% when comparing fiscal year 2024 to fiscal year 2023. Specifically, (i) our gross margin from retail sales of electric appliance products was higher than the gross margin from wholesale sales. The gross margin from retailing of electric appliance products normally remains at a range of 15% to 20%, depending on different product mix sold by us. While the gross margin from wholesale sales to distributors is approximately 10%. During the fiscal year ended March 31, 2024, in order to improve our profitability, we focused more on retail sales of electric appliances to customers, which contributed to an increase of revenue from retail or by 12.3%; (ii) our business operations were affected by the overall macroeconomic conditions of the Chinese economy. Affected by the slowdown of the real estate industry in China, our customers decreased their spending on electric appliance purchases, which led to our sales volume of electric appliance products decreased by 2,359 units or 9.2% during fiscal year ended March 31, 2024 as compared to fiscal year ended March 31, 2023 (see “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities are facing decreasing market demand due to the slowdown of macroeconomic and real estate market”); (iii) currently, we primarily sell our electric appliance products to customers through offline retail stores. However, after the COVID-19 pandemic, live broadcast e-commerce has changed people’s shopping methods and consumption habits in China. Emerging live broadcast e-commerce channels such as Douyin, Kuaishou, and Xiaohongshu (also known as “Red Book”), coupled with JD.com, Tmall, Taobao, and Pinduoduo have changed the landscape of electric appliance sales industry in China. The growth of e-commerce sales channels increased the competition of the electric appliance industry. As a result, some of our potential customers switched to online purchases from third-party e-commerce companies instead of purchasing directly from our retail stores. Changes in customer shopping methods and consumption habits negatively impacted our revenue to a certain extent during the fiscal year 2024. In response to the changes in consumers’ shopping method and consumption habits from offline retail stores to online shopping, the PRC operating entities are now planning to increase their online sales through cooperating with certain e-commerce channels, such as Douyin, and also strengthen their after sales electric appliance maintenance and repair services through community neighborhood network in order to promote sales and maintain customer loyalty; (iv) the PRC operating entities sell electric appliance products primarily through retailers to individual customers and also through wholesalers to regional distributors. In August 2023, one of their major distributors, Zibo Shangsha Co., Ltd. merged into Dashang Group. As a result of this business merger with Dashang Group, Zibo Shangsha Co., Ltd. reduced the purchase of washer, dryer and refrigerator products from the PRC operating entities by approximately $0.7 million (RMB 5 million) during August to September 2023, which led to a decrease in our wholesales volume to certain extent during fiscal year 2024. Zibo Shangsha Co., Ltd. formally terminated the electric appliance purchase contract with the PRC operating entities in October 2023 and they are now under the re-negotiation of a new purchase contract with Dashang Group. In the same time, the PRC operating entities have signed a new wholesale contract with a new customer Wudi Jinzhe Construction Project Co., Ltd. in October 2023 and is valid until December 31, 2024; (v) our revenue is affected by changes in the mix of product sold and the average unit selling price during each reporting period. For the fiscal year ended March 31, 2024, the revenue from sales of washers, refrigerators, dish washers, food processorss, microwave ovens and televisions increased by approximately 5.7%, 12.5%, 7.1%, 5.7%, 285.9% and 124.3%, respectively, as compared to the fiscal year ended March 31, 2023, while the revenue from sales of range hoods, electric pots and other small kitchen equipment decreased by approximately 5.3%, 38.0% and 16.0%, respectively, due to change in customer demand and preference; (vi) our average selling prices of electric appliance products increased by 18.2% from $343.00 per unit in fiscal year 2023 to $405.40 per unit in fiscal year ended March 31, 2024, as we adjusted the selling prices in response to the increase in the electric appliance product purchase cost from various suppliers during fiscal year ended March 31, 2024. Average unit product purchase cost increased by approximately 17.7% when comparing fiscal year ended March 31, 2024 to fiscal year ended March 31, 2023; and (vii) there was a 4.6% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8516 in the fiscal year ended March 31, 2023 to US$1 to RMB 7.1671 in the fiscal year ended March 31, 2024. In terms of total revenue in RMB, our sales of electric appliance products amounted to approximately RMB 76.3 million in the fiscal year ended March 31, 2024 and RMB 64.4 million in the fiscal year ended March 31, 2023. The overall increase in our revenue from electric appliance product sales by 7.4% reflected the above combined factors.

Although our total revenue from wholesale sales of electric appliance temporarily decreased by approximately $0.2 million or 10.2% in the fiscal year ended March 31, 2024 as discussed above, we do not believe this decrease is likely to continue to adversely impact our future revenue and profitability. In response to the market change and challenges, since August 2023, the PRC operating entities have already started to cooperate with large e-commerce platforms such as Douyin and plan to expand their sales channels to these e-commerce platforms and their mobile APP, and in doing so, commence online sales of electric appliances. The PRC operating entities intend to expand their cooperating with more e-commerce platforms in China. In addition, it is our opinion that high-end, intelligent and environment-friendly electric appliances would be the mainstream of retail in the future, and, accordingly, we are now adjusting our inventory structure by purchasing more intelligent and environment-friendly electric appliances from our suppliers in order to meet customer demand. Furthermore, recently, the Chinese Ministry of Commerce and certain local government in China, such as Department of Commerce of Shandong Province, has introduce numerous new initiatives to increase consumption, with the focus on key consumption areas such as home electric appliances, promote environment-friendly and smart home appliances to the population of the countryside and trade-in programs for old appliances for the acquisition of the new ones.9  We believe these policies and initiatives would be beneficial to the PRC operating entities’ business since we expect more customers would trade their old electric appliance products for new ones in order to upgrade their household furnishings.

With respect to the supply chain management, although our business operations were negatively affected by the temporary supply chain disruptions during the COVID-19 outbreak and resurgence period as discussed above, such disruptions have not materially affected our business outlook and goals. With years of experience in marketing and selling electric appliance in Shandong province, China, our PRC operating entities have established a stable supply chain with distributors of many popular electric appliance brands, such as Haier, Joyoung and Siemens. Our PRC operating entities have also started to cooperate with certain shopping malls and stores in the Shandong region to diversify the types of electric appliance they sell. In addition, as of the date of this prospectus, our PRC operating entities are in the process of establishing a purchasing department to promote centralized purchase from the electric appliance suppliers, to reduce the purchase price and increase the rebate rates offered by the suppliers. Accordingly, we believe our current supply chain network and management are sufficient to support our business growth. As a result of the above, we expect to see an increase in our sales of electric appliance products going forward.

9	Chinese Ministry of Commerce, New Policies to Promote Green and Intelligent Electric Appliance Consumption, accessible at http://www.mofcom.gov.cn/article/tj/tjzc/202306/20230603417735.shtml; Department of Commerce of Shandong Province, Implementation Plan of Promoting Trade-In of Consumer Goods, accessible at http://commerce.shandong.gov.cn/art/2024/4/12/art_106476_10338887.html.

In connection with the electric appliance sales, the PRC operating entities also provide the following services to customers: (1) the PRC operating entities provide electric appliance product after-sales maintenance and repair services to electric appliance product buyers. Such services include not only electric appliance maintenance, but also plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; (2) the PRC operating entities provide consulting services, offering advices on business strategy, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help these business entities to plan and organize seasonal offline sales and promotional campaign. These services are short-term in nature and are fixed-price contracts. Our revenue generated from providing electric appliance sales related services to customers increased by $604,505, or 106.6%, from $567,262 in the fiscal year ended March 31, 2023 to $1,171,767 in the fiscal year ended March 31, 2024. The increase was driven by a raise in the average service price the PRC operating entities charged customers for these services by approximately $10,563.20, or 141.5%, from approximately $7,464.00 in the fiscal year ended March 31, 2023 to $18,027.20 in the fiscal year ended March 31, 2024. However, the number of customers for our consulting services decreased from 76 customers in the fiscal year ended March 31, 2023 to 65 customers in the fiscal year ended March 31, 2024. The decrease in the number of customers resulted from the slowdown of macroeconomic and real estate market in China. We are now focusing on expanding our electric appliance maintenance business and electric appliance maintenance training business. Our PRC operating entities launched their Mini Program on Weixin in April 2023 and have leveraged social networks, especially the Weixin, as a key channel to acquire new customers. Our PRC operating entities have also set up four community service centers under the brand name Jingrui Electric Housekeeper, which are operated by Binzhou Jingrui Wangpu and Yangxin Jingrui Wangpu. Our PRC operating entities plan to set up more Jingrui Electric Housekeeper community service centers, to cover smaller and less developed areas. The PRC operating entities will also continue to invest resources in training, managing, and motivating the Dian Xiao’ers. To support such plan, our PRC operating entities intend to provide customized training sessions to Jingrui Dian Xiao’ers with different working proficiencies, focusing on practical skills of repairing and maintaining electric appliances, service skills, sales skills, and company values and culture of the PRC operating entities. Besides Weixin, our PRC operating entities also started to cooperate with Douyin, and plan to expand their cooperating with more e-commerce platforms in China. Furthermore, our PRC operating entities plan to promote their services and expand their customer base through offline methods such as placing advertisements in their target neighborhoods, collaborating with the property management teams of their target neighborhoods to promote their electric appliance maintenance services, issuing discount coupons, and cooperating with the representative of their target neighborhoods to disseminate sales information in the Weixin group chat of each neighborhood. Through these measures, we expect to see our electric appliance maintenance service revenue continue to grow in the near future.

The PRC operating entities lease the extra space they have rented from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Rental service revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is recognized as revenues on a straight-line basis over the non-cancellable term of the lease. The PRC operating entities commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. Total rental income decreased by $4,846 or 32.5% from $14,902 in the fiscal year ended March 31, 2023 to $10,056 in the fiscal year ended March 31, 2024. The decrease was because of reduced space leased to tenants during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023. In addition, average rent fees decreased by $32.5% or $2,423.00 from $7,450.90 in the fiscal year ended March 31, 2023 to $5,028.00 in the fiscal year ended March 31, 2024, while the number of tenants remained two for both fiscal years ended March 31, 2024 and 2023.

Gross Profit

Gross profit is equal to net revenue minus cost of revenues. Our cost of revenues primarily includes inventory costs (third-party products purchase price, inbound freight costs, level of supplier rebate, warehouse lease and overhead costs and business taxes). Cost of goods sold generally changes as affected by factors including the availability of the third-party products in the market, the purchase price of third-party products, sales volume and product mix changes. Our cost of revenues accounted for 73.8% and 77.6% of our total revenue for the fiscal years ended March 31, 2024 and 2023, respectively. We expect our cost of revenues to increase as we further expand the PRC operating entities’ business operations in the foreseeable future.

Our gross margin was 26.2% for fiscal year 2024, an increase by 3.8% from gross margin of 22.4%, in the fiscal year ended March 31, 2023. Our gross profit and gross margin are affected by changes in the product mix sold during each reporting period. Our gross margin increases when more products and services with lower costs and higher margin are sold, while our gross margin decreases when more products and services with higher costs and lower margin are sold. In the fiscal year ended March 31, 2024, our average unit product purchase cost increased by approximately 17.7% when comparing to the fiscal year ended March 31, 2023 as a result of higher purchase costs of various electric appliance products from suppliers and affected by different product mix sold. In response to the purchase costs increase, we adjusted the selling price of our electric appliance products, and the average unit selling price of our electric appliance products increased by 18.2%, which outpaced the increased average unit product purchase costs. In addition, our revenue from electric appliance sales related services increased by approximately $0.6 million or 106.6%, and the average service price the PRC operating entities charged customers for these services increased by approximately $10,563.20, or 141.5%. Therefore, we earned more revenues from product offerings and services with higher margin. As a result, our total gross profit increased by 32.9% and gross margin increased by 3.8% in the fiscal year ended March 31, 2024 as compared to fiscal year 2023. See detailed discussion under “Results of Operations.”

Operating Expenses

Our operating expenses consist of selling expenses and general and administrative expenses.

Our selling expenses primarily include salary and welfare benefit expenses paid to the PRC operating entities’ sales personnel, marketing and sales promotion expenses, shipping and delivery expenses, retail space rental expense, and other sales and marketing activity-related expenses.

Our selling expenses accounted for 8.0% and 7.3% of our total revenue for the years ended March 31, 2024 and 2023, respectively. Our total selling expenses increased by 24.4% in the fiscal year ended March 31, 2024 compared to the fiscal year ended March 31, 2023, and the increase was largely due to increased marketing and promotion expenses in order to stimulate customer purchases and increased retail stores leasing expense in order to expand our business. If we continue to expand the PRC operating entities’ business and promote their products or services to customers located at extended geographic areas, we expect our overall selling expenses, including, but not limited to, brand promotion expenses and salaries, to increase in the foreseeable future and facilitate the growth of our business.

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, rent expense, office supply and utility expenses, and professional service expenses. General and administrative expenses accounted for 7.3% and 4.2% of our revenue for the years ended March 31, 2024 and 2023, respectively. Our general and administrative expenses increased by approximately $0.4 million in the fiscal year ended March 31, 2024, primarily due to increased professional and consulting expenses. We expect our general and administrative expenses, including, but not limited to, salaries and business consulting expenses, to continue to increase in the foreseeable future, as we plan to hire additional personnel and incur additional expenses in connection with the expansion of the PRC operating entities’ business operations. We expect our professional fees for legal, audit, and advisory services to increase as we become a public company upon the completion of this offering.

Results of Operations

Comparison of Results of Operations for the Fiscal Years Ended March 31, 2024 and 2023

The following table summarizes our operating results as reflected in our statements of income during the fiscal years ended March 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Years Ended March 31,
	2024		2023		Variances
	Amount	%	Amount	%	Amount	%
Revenues, net	$10,652,127	100.0%	$9,403,671	100.0%	$1,248,456	13.3%

Cost of revenues	7,858,187	73.8%	7,301,016	77.6%	557,171	7.6%

Gross profit	2,793,940	26.2%	2,102,655	22.4%	691,285	32.9%

Operating expenses
Selling and marketing expenses	848,496	8.0%	682,171	7.3%	166,325	24.4%
General and administrative expenses	779,084	7.3%	397,581	4.2%	381,503	96.0%
Total operating expenses	1,627,580	15.3%	1,079,752	11.5%	547,828	50.7%

Income from operations	1,166,360	10.9%	1,022,903	10.9%	143,457	14.0%

Other income (expenses)
Interest expenses	(20,591)	(0.2)%	(16,678)	(0.2)%	(3,913)	23.5%
Interest income	6,204	0.1%	9,962	0.1%	(3,758)	(37.7)%
Other income (expense), net	1,305	0.0%	30,350	0.3%	(29,045)	(95.7)%
Total other income(expenses), net	(13,082)	(0.1)%	23,634	0.2%	(36,716)	(155.4)%

Income before income tax provisions	1,153,278	10.8%	1,046,537	11.1%	106,741	10.2%

Income tax expenses	74,717	0.7%	51,039	0.5%	23,678	46.4%

Net Income	1,078,561	10.1%	995,498	10.6%	83,063	8.3%
Less: net income attributable to non-controlling interests	(45)	0.0%	34	0.0%	(79)	(232.4)%
Net Income attributable to ordinary shareholders	$1,078,606	10.1%	$995,464	10.6%	$83,142	8.4%

Revenue

Our total revenues increased by $1,248,456, or 13.3%, to $10,652,127 in the fiscal year ended March 31, 2024 from $9,403,671 in the fiscal year ended March 31, 2023. The increase in our revenue was primarily due to an increase in revenue from sales of electric appliance products by 7.4% or $648,797 due to increased average unit selling price by 18.2% and partially offset by a decrease in sales volume of our electric appliance products by 9.2% in the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023. In addition, revenue from electric appliance sales related services also increased by $604,505 due to an increase in average price we charged customers for our services during the fiscal year ended March 31, 2024. There was a 4.6% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8516 in the fiscal year ended March 31, 2023 to US$1 to RMB 7.1671 in the fiscal year ended March 31, 2024.

Our revenue by different sources is as follows:

	For the years ended March 31,
	2024		2023		Variances	%
Revenue from electric appliance sales
Retail	$7,737,084	72.6%	$6,891,536	73.3%	$845,548	12.3%
Wholesale	1,733,220	16.3%	1,929,971	20.5%	(196,751)	(10.2)%
Subtotal of electric appliance sales	9,470,304	88.9%	8,821,507	93.8%	648,797	7.4%
Revenue from electric appliance sales related services	1,171,767	11.0%	567,262	6.0%	604,505	106.6%
Rental service revenue	10,056	0.1%	14,902	0.2%	(4,846)	(32.5)%
Total revenues	$10,652,127	100.0%	$9,403,671	100.0%	$1,248,456	13.3%

Revenue from Electric Appliance Product Sales

	For the Years ended March 31,
	2024		2023		Variances
Product category	Revenue	% of total revenue	Revenue	% of total revenue	Amount	%
Washer	$2,511,550	26.6%	$2,375,317	26.9%	$136,233	5.7%
Refrigerator	2,454,326	25.9%	2,181,129	24.7%	273,197	12.5%
Dishwasher	1,337,795	14.1%	1,249,085	14.2%	88,710	7.1%
Food processor	1,147,382	12.1%	1,085,568	12.3%	61,814	5.7%
Range Hood	625,036	6.6%	659,944	7.5%	(34,908)	(5.3)%
Stove	322,416	3.4%	298,889	3.4%	23,527	7.9%
Electric pot	172,206	1.8%	277,902	3.2%	(105,696)	(38.0)%
Air Conditioner	274,965	2.9%	273,062	3.1%	1,903	0.7%
Other small kitchen equipment	192,449	2.0%	229,110	2.6%	(36,661)	(16.0)%
Water heater	72,339	0.8%	69,092	0.8%	3,247	4.7%
Microwave oven	219,036	2.3%	56,764	0.6%	162,272	285.9%
Television	138,202	1.5%	61,616	0.7%	76,586	124.3%
Electric fan	2,602	0.0%	4,029	0.0%	(1,427)	(35.4)%
Total sales of electric appliance products	$9,470,304	100.0%	$8,821,507	100.0%	$648,797	7.4%

For the Years ended March 31,	Revenue		Sales volume				Average unit price
Product category	2024	2023	2024	2023	Sales volume variance	Sales volume variance %	2024	2023	Selling price variance
Washer	$2,511,550	$2,375,317	2,995	3,052	(57)	(1.9)%	$838.6	$778.3	$60.3
Refrigerator	2,454,326	2,181,129	2,335	2,161	174	8.1%	1,051.1	1,009.3	41.8
Dishwasher	1,337,795	1,249,085	1,643	1,510	133	8.8%	814.2	827.2	(13.0)
Food processor	1,147,382	1,085,568	2,290	2,212	78	3.5%	501.0	490.8	10.3
Range Hood	625,036	659,944	789	893	(104)	(11.6)%	792.2	739.0	53.2
Stove	322,416	298,889	750	742	8	1.1%	429.9	402.8	27.1
Electric pot	172,206	277,902	4,888	7,030	(2,142)	(30.5)%	35.2	39.5	(4.3)
Air Conditioner	274,965	273,062	553	567	(14)	(2.5)%	497.2	481.6	15.6
Other small kitchen equipment	192,449	229,110	5,868	6,797	(929)	(13.7)%	32.8	33.7	(0.9)
Water heater	72,339	69,092	326	320	6	1.9%	221.9	215.9	6.0
Microwave oven	219,036	56,764	538	155	383	247.1%	407.1	366.2	40.9
Television	138,202	61,616	252	171	81	47.4%	548.4	360.3	188.1
Electric fan	2,602	4,029	132	108	24	22.2%	19.7	37.3	(17.6)
Total electric appliance sales	$9,470,304	$8,821,507	23,359	25,718	(2,359)	(9.2)%	$405.4	$343.0	$62.4

The PRC operating entities sell various electric appliance products (such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers, etc.) to customers. For the fiscal year ended March 31, 2024 and 2023, approximately 72.6% and 73.3% of the sales were through the retail stores operated by the PRC operating entities, while 16.3% and 20.5% of the sales were through wholesale sales to distributors, respectively.

Our revenue from electric appliance product sales increased by $648,797 or 7.4%, including an increase in retail sales by $845,548 or 12.3%, offset by a decrease in wholesales by $196,751 or 10.2% during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023.

The overall increase in our revenue from electric appliance product sales was caused by an increase in average unit selling price by $62.40 per unit or 18.2% and changes in product mix when comparing the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2023. Such increase was partially offset by the decrease in total sales volume by 9.2% when comparing the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2023. Specifically, (i) our gross margin from retail sales of electric appliance products was higher than wholesales. The gross margin from retailing of electric appliance products normally remains at a range of 15% to 20%, depending on different product mix sold by us. While the gross margin from wholesale sales to distributors is approximately 10%. During the fiscal year ended March 31,2024, in order to improve our profitability, we focused more on retail sales of electric appliance to customers, which contributed to an increase of revenue from retail or by 12.3%; (ii) our business operations were affected by the overall macroeconomic conditions of the Chinese economy. Affected by the slowdown of the real estate industry in China, our customers decreased their spending on electric appliance purchases, which led to our sales volume of electric appliance products decreased by 2,359 units or 9.2% during fiscal year ended March 31, 2024 as compared to fiscal year ended March 31, 2023 (see “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities are facing decreasing market demand due to the slowdown of macroeconomic and real estate market”); (iii) currently, we primarily sell our electric appliance products to customers through offline retail stores. However, after the COVID-19 pandemic, live broadcast e-commerce has changed people’s shopping methods and consumption habits in China. Emerging live broadcast e-commerce channels such as Douyin, Kuaishou, and Xiaohongshu (also known as “Red Book”), coupled with JD.com, Tmall, Taobao, and Pinduoduo have changed the landscape of electric appliance sales industry in China. The growth of e-commerce sales channels increased the competition of the electric appliance industry. As a result, some of our potential customers switched to online purchases from third-party e-commerce companies instead of purchase directly from our retail stores. Changes in customer shopping methods and consumption habits negatively impacted our revenue to a certain extent during the fiscal year 2024. In response to the changes in consumers’ shopping method and consumption habits from offline retail stores to online shopping, the PRC operating entities are now planning to increase their online sales through cooperating with certain e-commerce channels, such as Douyin, and also strengthen their after sales electric appliance maintenance and repair services through community neighborhood network in order to promote sales and maintain customer loyalty; (iv) the PRC operating entities sell electric appliance products primarily through retailers to individual customers and also through wholesalers to regional distributors. In August 2023, one of their major distributors, Zibo Shangsha Co., Ltd. merged into another larger company, Dalian Dashang Group Co., Ltd. (“Dashang Group”). As a result of this business merger with Dashang Group, Zibo Shangsha Co., Ltd. reduced the purchase of washers, dryers and refrigerator products from the PRC operating entities by approximately $0.7 million (RMB 5 million) during August to September 2023, which led to a decrease in our wholesales volume to certain extent during fiscal year 2024. Zibo Shangsha Co., Ltd. formally terminated the electric appliance purchase contract with the PRC operating entities in October 2023, and they are now under the re-negotiation of a new purchase contract with Dashang Group. In the same time, the PRC operating entities have signed a new wholesale contract with a new customer Wuli Jinzhe Construction Project Co., Ltd. in October 2023 and is valid until December 31, 2024; (v) our revenue is affected by changes in the mix of product sold and the average unit selling price during each reporting period. For the fiscal year ended March 31, 2024, the revenue from sales of washers, refrigerators, dish washers, food processors, microwave ovens and televisions increased by approximately 5.7%, 12.5%, 7.1%, 5.7%, 285.9% and 124.3%, respectively, as compared to the fiscal year ended March 31, 2023, while the revenue from sales of range hoods, electric pots and other small kitchen equipment decreased by approximately 5.3%, 38.0% and 16.0%, respectively, due to change in customer demand and preference; (vi) our average selling prices of electric appliance products increased by 18.2% from $343.00 per unit in fiscal year 2023 to $405.40 per unit in fiscal year ended March 31, 2024, as we adjusted the selling prices in response to the increase in the electric appliance product purchase cost from various suppliers during fiscal year ended March 31, 2024. Average unit product purchase cost increased by approximately 17.7% when comparing fiscal year ended March 31, 2024 to fiscal year ended March 31, 2023; and (vii) There was a 4.6% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB 6.8516 in the fiscal year ended March 31, 2023 to US$1 to RMB 7.1671 in the fiscal year ended March 31, 2024. In terms of total revenue in RMB, our sales of electric appliance products amounted to approximately RMB 76.3 million in the fiscal year ended March 31, 2024 and RMB 64.4 million in the fiscal year ended March 31, 2023. The overall increase in our revenue from electric appliance product sales by 7.4% reflected the above combined factors.

Although our total revenue from wholesale sales of electric appliance temporarily decreased by approximately $0.2 million or 10.2% in the fiscal year ended March 31, 2024 as discussed above, we do not believe this decrease is likely to continue to adversely impact our future revenue and profitability. In response to the market change and challenges, since August 2023, the PRC operating entities have already started to cooperate with large e-commerce platforms such as Douyin and plan to expand their sales channels to these e-commerce platforms and their mobile APP, and in doing so, commence online sales of electric appliances. The PRC operating entities intend to expand their cooperating with more e-commerce platforms in China. In addition, it is our opinion that high-end, intelligent and environment-friendly electric appliances would be the mainstream of retail in the future, and, accordingly, we are now adjusting our inventory structure by purchasing more intelligent and environment-friendly electric appliances from our suppliers in order to meet customer demand. Furthermore, recently, the Chinese Ministry of Commerce and certain local government in China, such as Department of Commerce of Shandong Province, has introduce numerous new initiatives to increase consumption, with the focus on key consumption areas such as home electric appliances, promote environment-friendly and smart home appliances to the population of the countryside and trade-in programs for old appliances for the acquisition of the new ones.4 We believe these policies and initiatives would be beneficial to the PRC operating entities’ business since we expect more customers would trade their old electric appliance products for new ones in order to upgrade their household furnishings.

For the year ended March 31, 2024 and 2023, the PRC operating entities sold electric appliance products in the amount of $2,300 and $3, 665, respectively, to a related party, Borui Da, an entity affiliated with Mr. Yi Tian and his daughter Ms. Qian Tian. Mr. Yi Tian is the legal representative and general manager of the Company's VIE entity Dongying Yiqun, and Borui Da is an entity controlled by his daughter Ms. Qian Tian. The electric appliance product selling price charged by the PRC operating entities to this related party was determined using the same standard we use for our third-party customers. As we plan to expand the operations, we expect to sell more products to a growing number of third party customers and do not expect to continue to sell products to related party customers in the future.

Revenue from Electric Appliance Sales Related Services

In connection with the electric appliance sales, the PRC operating entities also provide the following services to customers: (1) electric appliance product after-sales maintenance and repair services to electric appliance product buyers. Such services include not only electric appliance maintenance, but also plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; (2) consulting services, offering advices on business strategy, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help these business entities to plan and organize seasonal offline sales and promotional campaign. These services are short-term in nature and are fixed-price contracts. Our revenue generated from providing electric appliance sales related services to customers increased by $604,505, or 106.6%, from $567,262 in the fiscal year ended March 31, 2023 to $1,171,767 in the fiscal year ended March 31, 2024. The increase was driven by a raise in the average service price the PRC operating entities charged customers for these services by approximately $10,563.20, or 141.5%, from approximately $7,464.00 in the fiscal year ended March 31, 2023 to $18,027.20 in the fiscal year ended March 31, 2024. However, the number of customers for our consulting services decreased from 76 customers in the fiscal year ended March 31, 2023 to 65 customers in the fiscal year ended March 31, 2024. The decrease in the number of customers resulted from the slowdown of macroeconomic and real estate market in China. We are now focusing on expanding our electric appliance maintenance business and electric appliance maintenance training business. Our PRC operating entities launched their Mini Program on Weixin in April 2023 and have leveraged social networks, especially the Weixin, as a key channel to acquire new customers. Our PRC operating entities have also set up four community service centers under the brand name Jingrui Electric Housekeeper, which are operated by Binzhou Jingrui Wangpu and Yangxin Jingrui Wangpu. Our PRC operating entities plan to set up more Jingrui Electric Housekeeper community service centers, to cover smaller and less developed areas. The PRC operating entities will also continue to invest resources in training, managing, and motivating the Dian Xiao’ers. To support such plan, our PRC operating entities intend to provide customized training sessions to Jingrui Dian Xiao’ers with different working proficiencies, focusing on practical skills of repairing and maintaining electric appliances, service skills, sales skills, and company values and culture of the PRC operating entities. Besides Weixin, our PRC operating entities also started to cooperate with Douyin, and plan to expand their cooperating with more e-commerce platforms in China. Furthermore, our PRC operating entities plan to promote their services and expand their customer base through offline methods such as placing advertisements in their target neighborhoods, collaborating with the property management teams of their target neighborhoods to promote their electric appliance maintenance services, issuing discount coupons, and cooperating with the representative of their target neighborhoods to disseminate sales information in the Weixin group chat of each neighborhood. Through these measures, we expect to see our electric appliance maintenance service revenue continue to grow in the near future.

Rental Service Revenue

The PRC operating entities lease the extra space they have rented from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Rental service revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is recognized as revenues on a straight-line basis over the non-cancellable term of the lease. The PRC operating entities commence rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use. Total rental income decreased by $4,846 or 32.5% from $14,902 in the fiscal year ended March 31, 2023 to $10,056 in the fiscal year ended March 31, 2024. The decrease was because of reduced space leased to tenants during the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023. In addition, average rent fees decreased by $32.5% or $2,423.00 from $7,450.90 in the fiscal year ended March 31, 2023 to $5,028.00 in the fiscal year ended March 31, 2024, while the number of tenants remained two for both fiscal years ended March 31, 2024 and 2023.

Cost of Revenue

Our cost of revenues primarily includes inventory costs (third-party products purchase price, inbound freight costs, level of supplier rebate, warehouse lease and overhead costs and business taxes). The cost of goods sold generally changes as affected by factors including the availability of third-party products on the market, the purchase price of third-party products, sales volume and product mix changes.

	2024		2023		Variances	%
	Amount	%	Amount	%	Amount	%
Product purchase costs associated with electric appliance sales	$8,240,235	104.9%	$7,706,600	105.6%	$533,635	6.9%
Supplier rebate	(522,388)	(6.6)%	(596,480)	(8.2)%	74,092	(12.4)%
Subtotal costs of revenue associated with electric product sales	7,717,847	98.3%	7,110,120	97.4%	607,727	8.5%
Costs associated with various services	136,636	1.7%	180,550	2.5%	(43,914)	(24.3)%
Costs associated with rental business	3,408	0.0%	6,704	0.1%	(3,296)	(49.2)%
Sales taxes	296	0.0%	3,642	0.0%	(3,346)	(91.9)%
Total cost of revenues	$7,858,187	100.0%	$7,301,016	100.0%	$557,171	7.6%

Our total cost of revenues increased by $557,171, or 7.6%, from $7,301,016 in the fiscal year ended March 31, 2023 to $7,858,187 in the fiscal year ended March 31, 2024, primarily due to increased third-party product purchase costs when average unit cost of electric appliance products increased by 17.7% in the fiscal year ended March 31, 2024, offset by a decrease in supplier rebate due to decreased sales volume of electric appliance products by 9.2%. In addition, as a result of the decreased number of customers for our electric appliance sales related services, our costs of revenue associated with such services decreased by $43,914 or 24.3%.

Our costs of revenue associated with electric appliance sales increased by $607,727 or 8.5% when comparing the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2023, primarily due to increased third-party product purchase costs by $533,635 or 6.9% when average unit cost of electric appliance products increased by 17.7% from $299.70 per unit in the fiscal year ended March 31, 2023 to $352.80 per unit in the fiscal year ended March 31, 2024 as a result of higher purchase costs of various electric appliance products from suppliers and affected by different product mix sold, offset by a decrease in supplier rebate by $74,092 or 12.4% due to decreased sales volume of electric appliance products by 9.2%. The increase in our cost of revenues was also affected by changes in a mix of products sold. For example, the sales volume of refrigerators, dishwashers, food processors, stoves, water heaters, microwave ovens, televisions and electric fans increased by 8.1%, 8.8%, 3.5%, 1.1%, 1.9%, 247.1%, 47.4% and 22.2%, respectively, while the sales volume of washers, range hoods, electric pots, air conditioners and other small kitchen equipment decreased by 1.9%, 11.6%, 30.5%, 2.5% and 13.7%, respectively, when comparing the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2023, which reflected changes in customer demand and preference during the year. In addition, there was a 4.6% negative impact from exchange rate fluctuation when average exchange rate used in converting RMB into USD increased from US$1 to RMB6.8516 in the fiscal year ended March 31, 2023 to US$1 to RMB7.1671 in the fiscal year ended March 31, 2024. The overall increase in our cost of revenues associated with electric appliance product sales reflected the above combined factors.

	Cost of revenue		Sales volume				Average unit cost
Product category	2024	2023	2024	2023	Sales volume variance	Sales volume variance %	2024	2023	Average unit cost variance
Washer	$2,239,706	$2,105,560	2,995	3,052	(57)	(1.9)%	$747.8	$689.9	$38.7
Refrigerator	2,171,003	1,932,330	2,335	2,161	174	8.1%	929.8	894.2	35.6
Dishwasher	1,154,850	1,118,095	1,643	1,510	133	8.8%	702.9	740.5	(37.6)
Food processor	997,069	944,562	2,290	2,212	78	3.5%	435.4	427.0	8.4
Range Hood	536,769	551,575	789	893	(104)	(11.6)%	680.3	617.7	62.7
Stove	267,792	245,129	750	742	8	1.1%	357.1	330.4	26.7
Electric pot	140,664	225,728	4,888	7,030	(2,142)	(30.5)%	28.8	32.1	(3.3)
Air Conditioner	232,077	221,597	553	567	(14)	(2.5)%	419.7	390.8	28.8
Other small kitchen equipment	159,157	212,760	5,868	6,797	(929)	(13.7)%	27.1	31.3	(4.2)
Water heater	49,945	47,205	326	320	6	1.9%	153.2	147.5	5.7
Microwave oven	175,954	50,541	538	155	383	247.1%	327.1	326.1	1.0
Television	113,543	48,218	252	171	81	(47.4%	450.6	282.0	168.6
Electric fan	1,706	3,300	132	108	24	22.2%	12.9	30.6	(17.6)
Total costs associated with electric appliance sales	$8,240,235	$7,706,600	23,359	25,718	(2,359)	(9.2)%	$352.8	$299.7	$53.1

Our costs of revenue associated with providing electric appliance sales related services to customers decreased by $43,914 or 24.3% from $180,550 in the fiscal year ended March 31, 2023 to $136,636 in the fiscal year ended March 31, 2024, primarily because the number of customers for our services decreased from 76 in fiscal year 2023 to 65 in the fiscal year ended March 31, 2024, while average cost we incurred to provide services to customers decreased by 11.5% from $2,375.7 per customer in the fiscal year ended March 31, 2023 to $2,102.1 per customer in the fiscal year ended March 31, 2024. These factors led to the decrease of our cost of revenue associated with providing services to customers.

Cost of revenues associated with rental service revenue slightly decreased by $3,296 or 49.2% when comparing the fiscal year ended March 31, 2024 to the fiscal year ended March 31, 2023. The PRC operating entities only rented extra commercial space to two and two tenants in the fiscal year ended March 31, 2024 and 2023, respectively. During the fiscal year ended March 31, 2024, we reduced the space leased to the tenants, which led to a decrease in cost of revenue associated with our rental service business.

Gross profit

Our gross profit increased by $691,285, or 32.9%, from $2,102,655 in the fiscal year ended March 31, 2023 to $2,793,940 in the fiscal year ended March 31, 2024. Our gross margin increased by 3.8%, from 22.4% in the fiscal year ended March 31, 2023 to 26.2% in the fiscal year ended March 31, 2024. Our gross profit and gross margin were affected by changes in average product selling price or service price the PRC operating entities charged to customers for their services, changes in third-party product purchase costs and average product cost, changes in sales volume and different product mix during each reporting period. As discussed above, our average selling price of electric appliance products increased by $62.40 per unit or 18.2% in response to increased third-party product purchase costs, however, average unit cost of electric appliance products increased by $53.10 per unit or 17.7% from the fiscal year ended March 31, 2023 to the fiscal year ended March 31, 2024. As a result of the change in product mix, the increase in average selling price outpaced the increase in average unit cost by $9.30 per unit. When revenue increased more than cost of revenue, our gross profit from electric appliance sales increased, which led to the overall increase in our gross profit and gross margin in the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023.

Operating expenses

The following table sets forth the breakdown of our operating expenses for the fiscal years ended March 31, 2024 and 2023:

	For the years ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Total revenue	$10,652,127	100.0%	$9,403,671	100.0%	$1,248,456	13.3%
Operating expenses:
Selling expenses	848,496	8.0%	682,171	7.3%	166,325	24.4%
General and administrative expenses	779,084	7.3%	397,581	4.2%	381,503	96.0%
Total operating expenses	$1,627,580	15.3%	$1,079,752	11.5%	$547,828	50.7%

Selling expenses

Our selling expenses primarily include salary and welfare benefit expenses paid to the PRC operating entities’ sales personnel, marketing and sales promotion expenses, shipping and delivery expenses, retail space rental expense, and other sales and marketing activity-related expenses.

	For the years ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Salary and welfare expenses to sales personnel	$239,517	28.2%	$231,024	33.9%	$8,493	3.7%
Marketing and sales promotional expenses	167,159	19.7%	133,062	19.5%	34,097	25.6%
Shipping and delivery expenses	73,150	8.6%	58,879	8.6%	14,271	24.2%
Retail stores leasing and decoration expenses	169,812	20.0%	148,318	21.7%	21,494	14.5%
Depreciation and amortization expenses	145,057	17.1%	80,510	11.8	64,547	80.2%
Other selling expenses	53,801	6.4%	30,378	4.5%	23,423	77.1%
Total selling expenses	$848,496	100.0%	$682,171	100.0%	$166,325	24.4%

Our selling and marketing expenses increased by $166,325, or 24.4%, from $682,171 in the fiscal year ended March 31, 2023 to $848,496 in the fiscal year ended March 31, 2024, primarily attributable to an increase in retail stores leasing and decoration expense by $21,494 or 14.5% because we opened one new retail store in the fiscal year ended March 31, 2024 and incurred higher amount of retail store lease and decoration expenses. Depreciation and amortization expenses associated with the retail store lease also increased by $64,547 or 80.2%. In addition, in order to promote our electric appliance product sales, we organized increased offline sales and promotional campaigns, which led to an increase in marketing and sales promotional expenses by $34,097 and an increase in other selling expense by $23,423. Our shipping and delivery expenses also increased by $14,271. In terms of percentage of revenues, selling expenses were 8.0% and 7.3% of our total revenues for the years ended March 31, 2024 and 2023, respectively.

General and Administrative Expenses

Our general and administrative expenses primarily consist of employee salaries, welfare and insurance expenses, depreciation and amortization, rent expense, office supply and utility expenses, and professional service expenses.

	For the years ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Salary, employee benefit and welfare expenses	$155,049	19.9%	$175,941	44.3%	$(20,892)	(11.9)%
Professional and consulting expenses	448,527	57.7%	42,163	10.6%	406,364	963.8%
Utility expenses	8,161	1.0%	12,052	3.0%	(3,891)	(32.3)%
Rent and decoration expenses	88,102	11.3%	100,913	25.4%	(12,811)	(12.7)%
Depreciation and amortization expenses	2,622	0.3%	5,275	1.3%	(2,653)	(50.3)%
Office expenses	10,369	1.3%	19,635	4.9%	(9,266)	(47.2)%
Entertainment and transportation expenses	65,388	8.4%	41,000	10.3%	24,388	59.5%
Other expenses	866	0.1%	602	0.2%	264	43.9%
Total general and administrative expenses	$779,084	100.0%	$397,581	100.0%	$381,503	96.0%

Our general and administrative expenses increased by $381,503 or 96.0% from $397,581 in the fiscal year ended March 31, 2023 to $779,084 in the fiscal year ended March 31, 2024, primarily attributable to (i) our professional and consulting service fees increased by $406,364, or approximately 963.8%, from $42,163 in the fiscal year ended March 31, 2023 to $448,527 in the fiscal year ended March 31, 2024, primarily due to increased audit fees in connection with our intended initial public offering effort; and (ii) meals, entertainment and transportation expenses increased by $24,388 or 59.5%, because our administrative team incurred increased travel expenses to meet with external professionals for business strategy planning. On the other hand, our salaries, welfare expenses and insurance expenses paid to employees in the general and administrative department decreased by $20,892, or 11.9%, because the average number of our administrative employees decreased in the fiscal year ended March 31, 2024, which led to a decrease in our salary and employee benefit expenses in the fiscal year ended March 31, 2024. The overall increase in our general and administrative expenses in the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023 reflected the above-mentioned factors combined. In terms of percentage of revenues, general and administrative expenses were 7.3% and 4.2% of our revenue for the years ended March 31, 2024 and 2023, respectively.

Other income (expenses), net

Other income (expenses) primarily included interest income, interest expenses, investment income, and other non-operating income or expenses.

	For the years ended March 31,
	2024		2023		Variance
	Amount	%	Amount	%	Amount	%
Interest expenses	$(20,591)	157.4%	$(16,678)	(70.6)%	$(3,913)	23.5%
Interest income	6,204	(47.4)%	9,962	42.2%	(3,758)	(37.7)%
Other income (expenses)	1,305	(10.0)%	30,350	128.4%	(29,045)	(95.7)%
Total other income (expenses), net	$(13,082)	100.0%	$23,634	100.0%	$(36,716)	(155.4)%

Total other income (expense), net decreased by $36,716, from net other income of $23,634 in the fiscal year ended March 31, 2023 to net other expense of $13,082 in the fiscal year ended March 31, 2023. The decrease was primarily because of a decrease in VAT tax refund received in the fiscal year ended March 31, 2024. Our VIE entity, Zibo Lunsheng, received a VAT tax refund of $33,286 (RMB 228,065) when local tax authority completed the review of its tax return and issued the refund in the fiscal year ended March 31, 2023, while we did not receive such tax refund in the fiscal year ended March 31, 2024.

Provision for Income Taxes

Our income tax provision increased by $23,678 or 46.4%, from $51,039 in the fiscal year ended March 31, 2023 to $74,717 in the fiscal year ended March 31, 2024. Under the Enterprise Income Tax Law of the PRC, or the EIT Law, domestic enterprises and FIEs are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. Our VIE entities and their subsidiaries are incorporated in the PRC. During the fiscal years ended March 31, 2024 and 2023, Zhejiang JRWP Quanwu (including its subsidiaries, Beijing Jinnuo, Shanghai Jingqi, Beijing Management Co, Jingrui Wangpu Shandong, Binzhou Jingrui Wangpu, Guangrao Jingrui Wangpu, Yangxin Jingrui Wangpu, and Wudi Jingrui Wangpu), Zibo Lunsheng, Dongying Yiqun, Ji’nan Zhongyue and Shandong Yangxin, all qualified as small-scaled minimal profit enterprises. Based on the EIT Law of PRC, and according to the “Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises” issued by the State Taxation Administration (“STA”） dated on January 18, 2019, from January 1, 2019 to December 31, 2020, once an enterprise meets certain conditions (i.e., annual taxable income not exceeding RMB 3 million (approximately $440,000), number of employees not exceeding 300 and total assets not exceeding RMB 50 million (approximately $7.4 million)) and is accordingly treated as a small-scale minimal profit enterprise, the portion of its taxable income less than RMB1 million (approximately $146,000) is subject to a reduced income tax rate of 5%; the portion of taxable income between RMB1 million (approximately $146,000) to RMB3 million (approximately $440,000) shall be included in the taxable income at a reduced rate of 50%, and subject to a reduced income tax rate of 10%. In addition, according to the “Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses” issued by STA dated on April 2, 2021, for qualified small-scaled minimal profit enterprise, the portion of its taxable income less than RMB1 million (approximately $146,000) is entitled to the reduction of income tax at a tax rate of 20% on 12.5% of its taxable income during the period from January 1, 2021 to December 31, 2022 and the portion of taxable income between RMB1 million (approximately $146,000) to RMB3 million (approximately $440,000) remained at a reduced rate of 10%. Furthermore, in order to further support the development of small-scaled minimal profit enterprises, on August 2, 2023, China’s Ministry of Finance (“MOF”) and STA jointly issued an announcement for tax implementation (the “MOF STA Announcement 2023 No. 12”), all small-scaled minimal profit enterprises are entitled to 50% reduction of resource tax (excluding water resource tax), urban maintenance and construction tax, property tax, urban land use tax, stamp duty (excluding stamp duty on securities transactions), arable land occupation tax, education surcharge and local education surcharge, and subject to a 20% income tax rate on 25%of their taxable income amount after the adjustment, which means the effective corporate income tax (“CIT”) rate for small-scaled minimal profit enterprises has been unified to 5% during the period from January 1, 2023 to December 31, 2027.

As a result of these corporate income tax cut incentives for small-scaled minimal profit enterprises, the Company’s VIE entities Dongying Yiqun, Zibo Lunsheng, Yangxin Hongtai, Ji’nan Zhongyue, Zhejiang JRWP Quanwu and its subsidiaries are subject to 5% income tax rate for the years ended March 31, 2024 and 2023. The effective income tax rate was 6.5% and 4.9% for the fiscal year ended March 31, 2024 and 2023, respectively. The impact of the tax holidays and exemptions noted above decreased PRC corporate income taxes by $213,603 and $210,596 for the years ended March 31, 2024 and 2023, respectively. The benefit of the tax holidays on net income per share (basic and diluted) of $0.01 and $0.01 for the years ended March 31, 2024 and 2023, respectively.

Net Income

As a result of the foregoing, we reported a net income of $1,078,561 for the fiscal year ended March 31, 2024, representing a $83,063 increase from the net income of $995,498 for the fiscal year ended March 31, 2023.

Liquidity and Capital Resources

Cash Flows for the Six Months Ended September 30, 2024 Compared to the Six Months Ended September 30, 2023

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of September 30, 2024, March 31, 2024 and as of the date of this prospectus. Our consolidated assets and liabilities and consolidated revenue and net income are the operating results of the PRC operating entities. The ability of our PRC subsidiary and the VIEs to transfer funds to us in the form of loans or advances or cash dividends is materially restricted by regulatory provisions in accordance with laws and regulations in the PRC. Our ability to pay dividends, if any, is primarily dependent on our receipt of distributions of funds from WFOE, and WFOE’s subsidiary, Zhejiang JRWP Industrial and the VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of the date of this prospectus, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As such, we have not instituted any cash management policies that dictate how funds are transferred among our Company, the subsidiaries, or the VIEs.

As of September 30, 2024 and as of the date of this prospectus, there were no cash transfers among us, our subsidiaries, the VIEs and the VIE Subsidiaries in terms of cash dividends. Funds were transferred among the VIEs and their subsidiaries, or the PRC affiliates, as intercompany loans, and used for working capital purposes and amounted to approximately $3.1 million and approximately $2.5 million as of September 30, 2024 and March 31, 2024, respectively.

As of September 30, 2024, we had $96,626 in cash and cash on hand as compared to $91,581 as of March 31, 2024.

As of September 30, 2024, we also had $541,627 in net accounts receivable from third-party customers as compared to $1,122,979 as of March 31, 2024. Our accounts receivable primarily included balances due from customers for our product sold or services rendered, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. The accounts receivable balance outstanding as of March 31, 2024 has been fully collected. 100% of the accounts receivable balance outstanding as of September 30, 2024 has been collected as of the date of this prospectus.

As of September 30, 2024, our inventory balance amounted to $3,107,490, primarily consisting of purchased electric appliance products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

As of September 30, 2024, we had prepayment to related parties of $245,980, representing advances to related party suppliers for inventory purchases. The September 30, 2024 prepayment balance has been fully realized when the related party suppliers delivered the electric appliance products to the Company.

The balance due from related parties was $175,934 as of September 30, 2024. The PRC operating entities have, in the past, advanced cash to related parties for business purposes and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand. For amounts due from related parties, 93% of the September 30, 2024 balance has been subsequently collected by October 2024. We do not have the intention to make cash advances to related parties in the future.

We had outstanding accounts payable balance of $231,051 as of September 30, 2024, which we expect to settle the payment to suppliers within six months when we receive the invoices from them.

As of September 30, 2024, we also had outstanding debts of approximately $463,233 borrowed from PRC financial institutions as working capital. We expect that we will be able to renew all of our existing bank loans or bank notes payable upon their maturity based on past experience and our good credit history.

As of September 30, 2024, we had taxes payable of $1,360,837, due to our increased taxable income and increased VAT tax payable when we increased the inventory purchase. We expect to substantially settle our tax liabilities before March 2025.

The balance due to a related party was $31,879 as of September 30, 2024, representing borrowing from our shareholders for working capital purposes during our normal course of business. Such advance was non-interest bearing and due on demand.

As of September 30, 2024, our working capital balance amounted to approximately $2.6 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs for at least the next 12 months from the date of this prospectus.

However, we may incur additional capital needs in the long term and we may use part of the proceeds from this offering to support our long-term business expansion. We may also seek additional financing, to the extent required, and there can be no assurance that such financing will be available on favorable terms, or at all. All of our business expansion endeavors involve risks and will require significant management, human resources, and capital expenditures. There is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The following table sets forth summary of our cash flows for the periods indicated:

	For the six months ended September 30,
	2024	2023
Net cash provided by operating activities	$83,360	$64,899
Net cash used in investing activities	(23,604)	(176,679)
Net cash used in financing activities	(73,811)	(44,608)
Effect of exchange rate change on cash and restricted cash	19,100	71,477
Net (decrease)increase in cash and restricted cash	5,045	(84,911)
Cash and restricted cash, beginning of period	91,581	449,836
Cash and restricted cash, end of period	$96,626	$364,925

Operating Activities

Net cash provided by operating activities was $83,360 for the six months ended September 30, 2024, which primarily consisted of the following:

●	net income of $520,009 for the period;

●	an decrease in accounts receivable of $598,048 due to collection of the March 31, 2024 accounts receivable balance. The September 30, 2024 accounts receivable has been fully collected as of the date of this prospectus;

●	an increase in inventories balance of $492,700 we increased the stockpile of electric appliance products in order to ensure sufficient supply during the winter holiday sales season to meet customer demand;

●	an increase in prepayment to related parties of $239,672, representing advances to related party suppliers for inventory purchases. The September 30, 2024 prepayment balance has been subsequently realized when the related party suppliers delivered the electric appliance products to the Company.;

●	an increase in deferred revenue of $171,773 when we received customers payment prior to delivery of our products or services; and

●	an increase in taxes payable of $131,043 primarily due to our increased taxable income and increased VAT tax payable when we increased the inventory purchase.

Net cash provided by operating activities was $64,899 for the six months ended September 30, 2023, which primarily consisted of the following:

●	net income of $57,475 for the period;

●	an increase in accounts receivable of $261,889. The balance of accounts receivable as of September 30, 2023 has been fully collected as of the date of this prospectus;

●	an increase in inventories of $185,577 because we increased the stockpile of electric appliance products in order to ensure sufficient supply during the winter holiday sales season to meet customer demand;

●	a decrease in due from related parties balance of $483,080 because collected the amount from related parties during the six months ended September 30, 2023;

●	a decrease in accounts payable from third party vendors by $4,369 and a decrease in accounts payable from related parties by $115,756, because we made the payment to vendors when we received the invoices from them; and

●	an increase in taxes payable of $117,867 primarily due to increased VAT tax payable when we increased the inventory purchase.

Investing Activities

Net cash used in investing activities amounted to $23,604 for the six months ended September 30, 2024, primarily consisting of interest-free loans to third parties during the period. Such September 30, 2024 loan to third-party balance has been subsequently collected.

Net cash used in investing activities amounted to $176,679 for the six months ended September 30, 2023, primarily consisting of (i) purchase of property and equipment of $223,489; (ii) purchase of intangible assets of $10,749, and (iii) a decrease in loans to third-parties of $57,559 because we collected such loans from third-parties during the six months ended September 30, 2023.

Financing Activities

Net cash used in financing activities amounted to $73,811 for the six months ended September 30, 2024, primarily consisting of proceeds from short-term loans of $444,303, repayment of short-term loans of $239,719, repayment of long-term loan of $16,360, proceeds from bank notes payable of $41,653, repayment of bank notes of $41,653, repayment of borrowings from related parties of $57,482, capital contribution by shareholders of $10,000, and payment for deferred initial public offering costs of $214,553.

Net cash used in financing activities amounted to $44,608 for the six months ended September 30, 2023, primarily consisting of proceeds from short-term loans of $741,854, repayment of short-term loans of $617,632 proceeds from bank notes payable of $463,093, repayment of bank notes payable of $505,192, repayment of borrowings from related parties of $168,830 and decrease in restricted cash of $42,099 because restricted cash has been released when the PRC operating entities repaid certain bank notes payable.

Commitments and contingencies

From time to time, the PRC operating entities are a party to various legal actions arising in the ordinary course of business. The PRC operating entities accrue costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of the date of this prospectus and for the six months ended September 30, 2024 and 2023, the PRC operating entities did not have any material legal claims or litigation that, individually or in the aggregate, could have a material adverse impact on the consolidated financial position, results of operations and cash flows.

As of September 30, 2024, we had the following contractual obligations:

	Total	Less than 1 year	1-3 years
Repayment of short-term bank loans	$463,233	$463,233	$-
Operating lease obligations	13,459	9,374	4,085
Total	$476,692	$472,607	$4,085

(1)	As of September 30, 2024, our VIE entity Dongying Yiqun and Zibo Lunsheng borrowed a total of $463,233 loans from PRC banks as working capital.

(2)	The PRC operating entities lease office spaces from third parties under a non-cancelable operating lease. Amortization of right-of-use operating lease assets for the six months ended September 30, 2024 and 2023 was $2,777 and $2,442, respectively. The PRC operating entities also have entered into multiple lease agreements with the landlords to lease office and store space with original lease terms less than 12 months, which are not recognized as right-of-use operating lease assets in accordance with ASU 842. For the six months ended September 30, 2024 and 2023, operating lease expenses amounted to $133,468 and $120,699, respectively.

As of September 30, 2024, maturities of operating lease liabilities were as follows:

Amounts
Twelve months ending September 30,
2025	$9,690
2026	4,223
Total lease payments	13,913
Less: imputed interest	(454)
Total operating lease liabilities	$13,459

Cash Flows for the Year Ended March 31, 2024 Compared to the Year Ended March 31, 2023

We were incorporated in the Cayman Islands as a holding company and our Cayman Islands holding company did not have active business operations as of March 31, 2024 and as of the date of this prospectus. Our consolidated assets and liabilities and consolidated revenue and net income are the operating results of the PRC operating entities. The ability of our PRC subsidiary and the VIEs to transfer funds to us in the form of loans or advances or cash dividends is materially restricted by regulatory provisions in accordance with laws and regulations in the PRC. Our ability to pay dividends, if any, is primarily dependent on our receipt of distributions of funds from WFOE, and WFOE’s subsidiary, Zhejiang JRWP Industrial and the VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC affiliates only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. As of the date of this prospectus, our Company, our subsidiaries, and the VIEs have not distributed any earnings or settled any amounts owed under the VIE Agreements. Our Company, our subsidiaries, and the VIEs do not have any plan to distribute earnings or settle amounts owed under the VIE Agreements in the foreseeable future. As such, we have not instituted any cash management policies that dictate how funds are transferred among our Company, the subsidiaries, or the VIEs.

As of March 31, 2024 and as of the date of this prospectus, there were no cash transfers among us, our subsidiaries, the VIEs and the VIE Subsidiaries in terms of cash dividends. Funds were transferred among the VIEs and their subsidiaries, or the PRC affiliates, as intercompany loans, and used for working capital purposes and amounted to approximately $2.5 million and approximately $1.9 million during the fiscal years ended March 31, 2024 and 2023, respectively.

As of March 31, 2024, we had $91,581 in cash and cash on hand as compared to $71,247 as of March 31, 2023. We also had restricted cash of $nil and $378,589 as of March 31, 2024 and 2023, respectively.

As of March 31, 2024, we also had $1,122,979 in net accounts receivable from third-party customers. Our accounts receivable primarily included balances due from customers for our product sold or services rendered, where our performance obligations had been satisfied and our fees had been billed but had not been collected as of the balance sheet date. The accounts receivable balance outstanding as of March 31, 2023 has been fully collected. The accounts receivable balance outstanding as of March 31, 2024 has been collected as of the date of this prospectus.

As of March 31, 2024, our inventory balance amounted to $2,528,779, primarily consisting of purchased electric appliance products, which we believe are able to be sold quickly based on the analysis of the current trends in demand for our products.

The balance due from related parties was $2,351 as of March 31, 2024. The PRC operating entities have, in the past, advanced cash to related parties for business purposes and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand. For amounts due from related parties, 100% of the March 31, 2024 balance has been subsequently collected by July 2024. We do not have the intention to make cash advances to related parties in the future.

We had outstanding accounts payable balance of $338,746 as of March 31, 2024, which we expect to settle the payment to suppliers within six months when we receive the invoices from them.

As of March 31, 2024, we also had outstanding debts of approximately $246,155 borrowed from PRC financial institutions as working capital (including short-term loans of $229,835 and long-term loans $16,320). We expect that we will be able to renew all of our existing bank loans or bank notes payable upon their maturity based on past experience and our good credit history.

As of March 31, 2024, we had taxes payable of $1,191,917, due to our increased taxable income. We expect to substantially settle our tax liabilities before September 2024.

The balance due to a related party was $88,322 as of March 31, 2024, representing borrowing from our shareholders for working capital purposes during our normal course of business. Such advance was non-interest bearing and due on demand.

As of March 31, 2024, our working capital balance amounted to approximately $2.0 million. In assessing our liquidity, management monitors and analyzes our cash on-hand, our ability to generate sufficient revenue in the future, and our operating and capital expenditure commitments. We believe that our current cash and cash flows provided by operating activities will be sufficient to meet our working capital needs for at least the next 12 months from the date of this prospectus.

However, we may incur additional capital needs in the long term and we may use part of the proceeds from this offering to support our long-term business expansion. We may also seek additional financing, to the extent required, and there can be no assurance that such financing will be available on favorable terms, or at all. All of our business expansion endeavors involve risks and will require significant management, human resources, and capital expenditures. There is no assurance that the investment to be made by us as contemplated under our future plans will be successful and generate the expected return. If we are not able to manage our growth or execute our strategies effectively, or at all, our business, financial condition, results of operations and prospects may be materially and adversely affected.

The following table sets forth summary of our cash flows for the periods indicated:

	For the years ended March 31,
	2024	2023
Net cash provided by operating activities	$975,950	$1,352,411
Net cash used in investing activities	(180,549)	(26,509)
Net cash used in financing activities	(771,409)	(1,378,932)
Effect of exchange rate change on cash and restricted cash	(382,247)	68,649
Net increase in cash and restricted cash	(358,255)	15,619
Cash and restricted cash, beginning of year	449,836	434,217
Cash and restricted cash, end of year	$91,581	$449,836

Operating Activities

Net cash provided by operating activities was $975,950 for the fiscal year ended March 31, 2024, which primarily consisted of the following:

●	net income of $1,078,561 for the fiscal year ended March 31, 2024;

●	an increase in accounts receivable of $892,540. The March 31, 2024 accounts receivable balance has been fully collected as of the date of this prospectus;

●	an increase in inventories of $750,130, because we increased the stockpile of smart electric appliance products in anticipation of an increase in sales during the 2024 summer time; and

●	an increase in accounts payable of $320,969 from third-party suppliers because we have not received the invoices from the suppliers as of the balance sheet date; and a decrease in accounts payable of $47,903 from related party suppliers because the PRC operating entities made payments to related party suppliers to settle the outstanding payables when they received invoices from them;

●	A decrease in due from related party balance of $545,834 due to collection of prior year advance to related parties.

●	an increase in taxes payable of $250,619 primarily due to our increased taxable income.

Net cash provided by operating activities was $1,352,411 for the fiscal year ended March 31, 2023, which primarily consisted of the following:

●	net income of $995,498 for the fiscal year 2023;

●	a decrease in accounts receivable of $183,640 and an increase in accounts receivable. The accounts receivable balance outstanding as of March 31, 2023 has been subsequently fully collected as of the date of this prospectus;

●	a decrease in accounts payable of $10,652 from third-party suppliers and a decrease in accounts payable of $62,229 from related party suppliers because the PRC operating entities made payments to suppliers to settle the outstanding payables when they received invoices from them;

●	a decrease in deferred revenue of $96,754 primarily due to delivery of the electric appliance products to customers and our revenue recognition criteria has been met; and

●	an increase in taxes payable of $272,089 primarily due to our increased taxable income.

Investing Activities

Net cash used in investing activities amounted to $180,549 for the fiscal year ended March 31, 2024, primarily consisting of (i) purchase of property and equipment of $222,207, (ii) purchase of intangible assets of $10,688, and (iii) a decrease in loans to third-parties of $52,346, because we collected such loans from third-parties during the year ended March 31, 2024.

Net cash used in investing activities amounted to $26,509 for the fiscal year ended March 31, 2023, primarily consisting of (i) purchase of property and equipment of $83,434, and (ii) a decrease in loans to third-parties of $56,925 because we collected such loans from third-parties during the year.

Financing Activities

Net cash used in financing activities amounted to $771,409 for the year ended March 31, 2024, primarily consisting of (i) proceeds from short-term loans of $255,207; (ii) repayment of short-term loans of $726,355; (iii) proceeds from long-term bank loan of $16,441; (iv) proceeds from notes payable of $565,082, offset by a repayment of bank notes payable of $927,85; (v) repayment of borrowings from related parties of $104,349; (vi) a decrease in restricted cash of $362,769 because restricted cash has been released when the PRC operating entities repaid the outstanding bank notes payable and (vii) payment for deferred initial public offering costs of $212,353 in the fiscal year ended March 31, 2024.

Net cash used in financing activities amounted to $1,378,932 for the year ended March 31, 2023, primarily consisting of proceeds from short-term loans of $204,330, repayment of short-term loans of $234,623, proceeds from bank notes payable of $1,225,983, repayment of bank notes payable of $1,123,817, repayment of borrowings from related parties of $1,254,838, decrease in restricted cash of $102,165 because restricted cash has been released when the PRC operating entities repaid certain bank notes payable. In addition, we reported a payment for deferred initial public offering costs of $93,802 in the fiscal year ended March 31, 2023.

Commitments and contingencies

As of March 31, 2024, we had the following contractual obligations:

	Total	Less than 1 year	1-3 years
Repayment of short-term bank loans (1)	$229,835	$229,835	$-
Repayment of long-term loan	16,320		16,320
Operating lease obligations (2)	8,723	5,377	3,346
Total	$254,878	$235,212	$19,666

(1)	As of March 31, 2024, our VIE entity Dongying Yiqun borrowed a total of $193,898 loans from PRC banks as working capital. In addition, our VIE entity, Zibo Lunsheng borrowed a total of $52,257 loans from PRC bank as working capital. As of March 31, 2024, the outstanding loans included short-term loans of $229,835 and long-term loans of $16,320.

(2)	The PRC operating entities lease office spaces from third parties under a non-cancelable operating lease. Amortization of right-of-use operating lease assets for the years ended March 31, 2024 and 2023 was $5,121 and $5,745, respectively. The PRC operating entities also have entered into multiple lease agreements with the landlords to lease office and store space with original lease terms less than 12 months, which are not recognized as right-of-use operating lease assets in accordance with ASU 842. For the years ended March 31, 2024 and 2023, operating lease expenses amounted to $269,995 and $243,253, respectively.

As of March 31, 2023, maturities of operating lease liabilities were as follows:

Amounts
Year ending March 31,
2025	$5,661
2026	3,397
2027	-
Total lease payments	9,058
Less: imputed interest	(355)
Total operating lease liabilities	$8,723

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of September 30, 2024, March 31, 2024 and 2023, respectively.

Inflation

Inflation does not materially affect our business or the results of our operations.

Seasonality

Seasonality does not materially affect our business or the results of our operations

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. The most significant estimates and assumptions include the valuation of accounts receivable, inventory valuation, useful lives of property and equipment, the recoverability of long-lived assets and provision necessary for contingent liabilities. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this prospectus reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Risks and uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Such risks and uncertainties include, but are not limited to, interest rate risk, concentration of credit risk, and VIE risk. Although the Company has not experienced losses from these situations, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations were negatively affected by the COVID-19 pandemic during the fiscal years ended March 31, 2022 and 2023, but have not been materially affected during the fiscal year ended March 31, 2024 and during the six months ended September 30, 2024 and 2023.

During the fiscal year ended March 31, 2022, because the Chinese government implemented strict zero-COVID measures and policies, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus, the overall demand for the PRC operating entities’ products and services, particularly, the electric appliance products, was not materially affected. However, a COVID-19 resurgence could negatively affect the execution of customer contracts, the collection of customer payments and the temporary disruption of the Company’s supply chain. Specifically, starting from March 2022 through December 2022, there was COVID-19 pandemic resurgences across different geographic regions in China (the “2022 Outbreak”), including Shandong province which was the PRC operating entities’ principal market. The 2022 Outbreak resulted in the implementation of significant governmental measures, including regional lockdowns, closures, quarantines, and travel bans. During the 2022 Outbreak, the PRC operating entities experienced temporary decrease in monthly revenue because of the decreased demand by customers for electric appliance products during the lockdown period, the difficulty to source electric appliance products from various suppliers, and delayed payments from wholesale customers by approximately by one to two months. In December 2022, China announced a nationwide loosening of its zero-COVID policy. Many of the PRC operating entities’ employees were infected, which reduced their capability to fulfill customer orders, or temporarily disrupted their supply chain by approximately two months from December 2022 to January 2023. Starting from early February 2023, the overall demand for the PRC operating entities’ products and services has gradually resumed, which led to an increase in sales of electric appliance products in the fiscal year end March 31, 2024 and in the six months ended September 30, 2024 and 2023. As a result, the Company’s revenue and net income increased by approximately $1.2 million, or 13.3%, and $0.08 million, or 8.3%, in the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, respectively. The Company’s revenue and net income increased by approximately $1.2 million, or 25.4%, and $0.46 million, or 804.8%, in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, respectively. Although the spread of COVID-19 appears to be under control as of the date of this prospectus, the extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and COVID-19 variants, if any, any related travel advisories and restrictions, and the overall impact of the COVID-19 pandemic on the global economy and capital markets, all of which remain uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

Uses of estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, our management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable and inventories, useful lives of property and equipment, estimates used on lease accounting and the recoverability of long-lived assets. Actual results could differ from those estimates.

Accounts receivable, net

Accounts receivable represent balances due from customers and are recorded as a net of allowance for credit loss.

On April 1, 2023, the Company adopted ASC 326, Credit Losses, which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables and is measured in accordance with ASC 326. The Company assesses the collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Receivables are written off after all collection efforts have ceased. As of September 30, 2024, March 31, 2024 and 2023, there was no allowance for credit loss on the Company’s outstanding accounts receivable as all of the accounts receivable balances were deemed fully collectible.

Inventories, net

Inventories are comprised of purchased electric appliance products to be sold to customers. Inventories are stated at a lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. Inventory allowance amounted to $104,011, $101,091 and $78,721 as of September 30, 2024, March 31, 2024 and 2023, respectively.

Revenue recognition

On April 1, 2021, the Company adopted Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with customers,” using the modified retrospective approach.

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Revenue from electric appliance sales

The PRC operating entities sell various electric appliance products (such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers, etc.) to individual consumers or wholesale distributors. We account for the revenue generated from sales of electric appliance products on a gross basis as the PRC operating entities are acting as a principal in these transactions, are subject to inventory risk, have latitude in establishing prices, and are responsible for fulfilling the promise to provide customers the specified goods, which the PRC operating entities have control of the goods and have the ability to direct the use of goods to obtain substantially all the benefits. All of the PRC operating entities’ contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no separately identifiable other promises in the contracts. We recognize revenue net of discounts and sales return when the electric appliance products are delivered and title is passed to customers. Significant judgement is required to estimate return allowances. For electric appliance product sales, customers have the right to return the product within seven days if they are not satisfied with the purchases. If product return relates to product quality issue, it is the suppliers who take the ultimate responsibility instead of the Company. Historically, product return was immaterial and only accounted for less than 1% of the total revenue for the years ended March 31, 2024 and 2023, and for the six months ended September 30, 2024 and 2023, respectively. Revenue is reported net of all value added taxes (“VAT”).

Revenue from electric appliance sales related services

In connection with the electric appliance sales, the Company provides the following services to customers (1) the Company provides electric appliance product after-sales maintenance and repair services to electric appliance product consumers. Such services, not only include electric appliance maintenance, but also plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; (2) the Company provides advices on business strategy, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help these business entities to plan and organize seasonal offline sales and promotional campaign. These services are short-term in nature and are fixed-price contracts. The Company believes that it serves as a principal in these types of transactions because it has the latitude in establishing prices, and is responsible rendering the designated services. Related service fees are recognized as revenue at point when designated services are rendered, completed and accepted by customers.

Rental service revenue

The Company leases the extra space it has rented from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Rental service revenue includes base rents that each tenant pays in accordance with the terms of its respective lease and is recognized as revenues on a straight-line basis over the non-cancellable term of the lease. The Company commences rental service revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use.  The Company only generated a small amount of rental service revenue during the fiscal years ended March 31, 2024 and 2023, and during the six months ended September 30, 2024 and 2023.

Contract Assets and Liabilities

The Company did not have contract assets as of September 30, 2024, March 31, 2024 and 2023.

Contract liabilities are recognized for contracts where payment has been received in advance of product or service delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $183,053, $6,570, and $78 as of September 30, 2024, March 31, 2024 and 2023, respectively, consist primarily of fees received from customers in advance of product delivery or services performed. These amounts represented the Company’s unsatisfied performance obligations as of the balance sheet dates. The amounts of revenue recognized in the years ended March 31, 2024 and 2023 that were included in the opening deferred revenue were $78 and $104,658, respectively. The amounts of revenue recognized in the six months ended September 30, 2024 and 2023 that were included in the opening deferred revenue were $6,570 and $78, respectively

Disaggregation of revenue

The Company disaggregates its revenue from contracts by product and service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended September 30, 2024 and 2023, and for the fiscal years ended March 31, 2024 and 2023 are as follows, respectively:

Revenue by service types

The Company’s revenue derived from different product or service types are as below:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue from electric appliance sales
Retail	$3,858,296	$4,194,292
Wholesale	1,584,233	490,993
Subtotal of electric appliance sales	5,442,529	4,685,285
Service revenue	716,518	226,323
Rental income	5,003	5,057
Total revenues	$6,164,050	$4,916,665

	For the years ended March 31,
	2024	2023
Revenue from electric appliance sales
Retail	$7,737,084	$6,891,536
Wholesale	1,733,220	1,929,971
Subtotal of electric appliance sales	9,470,304	8,821,507
Electric appliance sales related service revenue	1,171,767	567,262
Rental service revenue	10,056	14,902
Total revenues	$10,652,127	$9,403,671

Revenue by customer types

The Company’s revenues by customer types are as below:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues from third-party customers	$6,164,050	$4,914,352
Revenue from a related party customer	-	2,313
Total revenues	$6,164,050	$4,916,665

	For the years ended March 31,
	2024	2023
Revenues from third-party customers	$10,649,827	$9,400,006
Revenue from a related party customer	2,300	3,665
Total revenues	$10,652,127	$9,403,671

Income Tax

We account for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates applicable to taxable income in the fiscal years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the fiscal years ended March 31, 2024 and 2023, and for the six months ended September 30, 2024 and 2023. We do not believe that there was any uncertain tax provision as of September 30, 2024, March 31, 2024 and 2023. Our subsidiary in Hong Kong is subject to the profit taxes in Hong Kong. Our PRC subsidiaries, VIEs and VIEs’ subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended March 31, 2024 and 2023, and for the six months ended September 30, 2024 and 2023. As of September 30, 2024 and March 31, 2024, all of the tax returns of our subsidiaries, VIEs and VIEs’ subsidiaries remain available for statutory examination by Hong Kong and PRC tax authorities.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, “Revenue from Contracts with Customers.” This ASU is expected to improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for public companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 31, 2023, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

On November 27, 2023, FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

On December 14, 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted effective for fiscal years beginning January 1, 2024. The Company is in the process of evaluating the impact of adopting this new guidance on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

BUSINESS

Overview

We are an offshore holding company incorporated in the Cayman Islands with no operations of our own. We conduct all of our business and operations related to electric appliances through our PRC operating entities. We receive the economic benefits of the VIEs and the VIE Subsidiaries, through the VIE Agreements.

The major business segment of the PRC operating entities is to sell various electric appliance products to our customers. The PRC operating entities are not electric appliance manufacturers, but wholesalers and retailers of certain electric appliances. A total of 10,232 and 12,046 units of various electric appliances have been sold for the six months ended September 30, 2024 and 2023, respectively, and 23,359 and 25,718 units of various electric appliances have been sold for the fiscal years ended March 31, 2024 and 2023, respectively, such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers. The PRC operating entities currently sell products through retail stores and wholesale customers. Leveraging what we believe to be a deep understanding of consumer needs and preferences gained from their experience in the electric appliance industry for over 20 years, the PRC operating entities have opened nine retail stores and developed 20 wholesale distributor customers as of the date of this prospectus. We believe the PRC operating entities’ distribution channels are trusted destinations for consumers to discover and purchase branded electric appliances. Revenues generated from our electric appliance sales business were $5,442,529 and $4,685,285 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 88.3% and 95.3% of our total revenues for the respective reporting period, and $9,470,304 and $8,821,507 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 88.9% and 93.8% of our total revenues for the respective reporting period. The electric appliance products are sold through both the retail channel and the wholesale channel.

In connection with the electric appliance sales business, the PRC operating entities also provide the following services to customers: (1) electric appliance product after-sales maintenance and repair services, including electric appliance maintenance, plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; (2) business strategy consulting, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help these business entities to plan and organize seasonal offline sales and promotional campaign. Revenues generated from electric appliance related services business were $716,518 and $226,323 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 11.6% and 4.6% of our total revenues for the respective reporting period, and $1,171,767 and $567,262 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 11.0% and 6.0% of our total revenues for the respective reporting period.

Our PRC operating entities lease the extra space they rent from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Revenues generated from the rental business were $5,003 and $5,057 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 0.1% and 0.1% of our total revenues for the respective reporting period, and $10,056 and $14,902 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 0.1% and 0.2% of our total revenues for the respective reporting period.

Our Mission

We are dedicated to providing one-stop seamless electronic appliance sales and maintenance services for our valuable customers.

Market

According to the Insight and Info Report, the main business revenue of China’s electric appliance industry in 2022 was approximately RMB1.75 trillion (approximately $246.7 billion), with a year-on-year increase of 1.1%. According to the CHEAA Quarterly Report, from January to February 2023, the main business revenue of China's electric appliance industry was RMB237.4 billion (approximately $34.78 billion), with a year-on-year increase of 2.9%. The profit was RMB15.5 billion (approximately $2.18 billion). According to the CHEAA 2023 Annual Report, the total revenues of home appliance industry in China has increased 7% comparing to 2022, and the profit has increased 12.1%. According the ChinaIRN 2024 Report, an industry research institution in China, From January to July 2024, the cumulative main business revenuew of China’s home appliance industry reached was approximately RMB1.1 trillion (approximately $156.75 billion), a year-on-year increase of 4.6%; the total profit was approximately RMB88.02 billion (approximately $12.57 billion), a year-on-year increase of 6.9%. According the AVC 2024 First Three Quarter Report, the scale of the Chinese home appliance retail market in 2024 was expected to be RMB892.2 billion (approximately $127.13 billion), possibly breaking the peak record of 2019 and reaching an increase of 4.7% compared to 2023. For details of China’s electric appliance industry, see “Business—Industry.”

As of the date of this prospectus, the PRC operating entities primarily operate in the sectors of electric appliance sales, electric appliance related services, and rental services in Shandong province, China. The PRC operating entities started their electric appliance sales business in 2002, their electric appliance related services in 2018, and the leasing business since 2021. See “—The PRC Operating Entities’ Business.”

Competitive Strengths

●

Well-developed Supply Chain

The PRC operating entities highly value the development of their supply chain. With years of experience in marketing and selling electric appliance in Shandong province, China, the PRC operating entities have established a mature supply chain with many popular electric appliance suppliers, such as Joyoung and Siemens. The PRC operating entities provide their customers with diverse options of electric appliance to meet their different needs.

●

A Service Team Directly Facing Customers

To provide quality professional services, the PRC operating entities have established a service team, Jingrui Dian Xiao’er. “Dian Xiao’er” in Chinese means server, or waiter/waitress. Each Jingrui Dian Xiao’er is an individual server who can provide door-to-door services at customers’ place if requested. The services Jingrui Dian Xiao’ers provide include selling electric appliance, maintaining and repairing electric appliance, and trading in customers’ old appliance for a new one they want.

●

Experienced Management Team with Strong Operational Capabilities

Our management team have a deep understanding of the industry and market demand. The leadership of our senior management members makes it possible for us to successfully identify trends in the electric appliance industry and timely seize opportunities for growth and innovation.

Growth Strategies

●

Establish Jingrui Dian Xiao’er Service Teams Nationwide in China

As of the date of this prospectus, there are 84 Jingrui Dian Xiao’ers based in various cities in Shandong province, China. The PRC operating entities plan to recruit more Jingrui Dian Xiao’ers in the near future and enter into other Chinese cities outside Shandong province. Specifically, the PRC operating entities intend to recruit Jingrui Dian Xiao’ers with high-level skills of maintaining and repairing electric appliance. They will provide trainings to Jingrui Dian Xiao’ers routinely and select Jingrui Dian Xiao’ers who excel in their work to join Jingrui Wangpu Shandong on a long-term basis. Furthermore, the PRC operating entities plan to establish an evaluation system based on customers’ reviews and service quality of Jingrui Dian Xiao’ers.

●

Setting Up Jingrui Electric Appliance Manager Across Different Cities in China

As of the date of this prospectus, there are four Jingrui Electric Housekeeper community service centers directly operated by the PRC operating entities, located in Binzhou and Yangxin, China. The PRC operating entities plan to open more Jingrui Electric Housekeeper community service centers in the near future, branching out into other Chinese cities outside Shandong province. The PRC operating entities will support their regional agents to look for franchisees to establish Jingrui Electric Housekeeper community service centers in different neighborhoods. The PRC operating entities expect to select neighborhoods with larger population, younger residents, and higher level of consumption to establish Jingrui Electric Housekeeper flagship community service centers to promote their brand recognition through the regional agents. Below are some pictures of our current Jingrui Electric Housekeeper community service centers, which we took in 2022.

●

Strengthen Nation-wide Product Supply Chain

As of the date of this prospectus, our PRC operating entities cooperate with certain shopping malls and stores in the Shandong region to diversify the types of electric appliance they sell. In addition, as of the date of this prospectus the PRC operating entities are establishing a purchasing department to promote centralized purchase from electric appliance suppliers, to reduce the purchase price and increase the rebate rates offered by the PRC operating entities suppliers.

●

Expanding Our Customer Base for Electric Appliance Sales and Maintenance

We believe social media-based online marketing improves user acquisition efficiency of our PRC operating entities, especially after they launched their Mini Program on Weixin in April 2023. Based on the characteristics of their user base, the PRC operating entities have leveraged social networks, especially the Weixin social ecosystem, as a key channel to acquire customers. Besides Weixin, the PRC operating entities also intend to cooperate with some major e-commerce platforms in China, such as JD.com, Pinduoduo, Taobao, and Meituan in order to expand their marketing efforts. Furthermore, the PRC operating entities plan to promote their services and expand customers through offline methods such as placing advertisements in their target neighborhoods, collaborating with the property management team of their target neighborhoods to promote their electric appliance maintenance services, issuing discount coupons, and cooperating with the representative of their target neighborhoods to disseminate sales information in the Weixin group chat of each neighborhood.

Revenue Model

The PRC operating entities mainly generate revenues through the following sources:

1)	Electric appliance sales. The major business segment of the PRC operating entities is to sell various electric appliance products (such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers, etc.) to customers. Revenues generated from electric appliance sales business were $5,442,529 and $4,685,285 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 88.3% and 95.3% of our total revenues for the respective reporting period, and $9,470,304 and $8,821,507 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 88.9% and 93.8% of our total revenues for the respective reporting period.

2)	Electric appliance related services, including:

electric appliance product after-sales maintenance and repair services, such as electric appliance maintenance, plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; and

consulting services, advising on business strategy, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help customers to plan and organize seasonal offline sales and promotional campaign.

Revenues generated from electric appliance related services were $716,518 and $226,323 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 11.6% and 4.6% of our total revenues for the respective reporting period, and $1,171,767 and $567,262 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 11.0% and 6.0% of our total revenues for the respective reporting period.

3)	Rental services. The PRC operating entities lease the extra space they have rented from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Revenues generated from the rental business were $5,003 and $5,057 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 0.1% and 0.1% of our total revenues for the respective reporting period, and $10,056 and $14,902 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 0.1% and 0.2% of our total revenues for the respective reporting period.

The PRC Operating Entities’ Business

Electric Appliance Sales Business

The PRC operating entities have operated the electric appliance sales business for over 20 years. Revenues generated from electric appliance sales business were $5,442,529 and $4,685,285 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 88.3% and 95.3% of our total revenues for the respective reporting period, and $9,470,304 and $8,821,507 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 88.9% and 93.8% of our total revenues for the respective reporting period. 10,232, 12,046, 22,989 and 25,718 units of various electric appliances have been sold for the six months ended September 30, 2024 and 2023, and for the fiscal years ended March 31, 2024 and 2023, respectively

The following table illustrates the categories of electric appliances sold by the PRC operating entities:

Product Category
Washer
Refrigerator
Dishwasher
Food processor
Range Hood
Stove
Electric pot
Air Conditioner
Other small kitchen equipment
Water heater
Microwave oven
Television
Electric fan

Depending on the type of the appliance and the channel of placing orders, there are different sales processes.

Direct Sales - Large Electric Appliance

For large electric appliances, such as refrigerators and televisions, the PRC operating entities provide one-stop seamless services from order placing to after-sales services. First, customers can choose the appliance they want and then sign the sales contract or fill in the sales slip with a sales associate. After the customer pays the full amount of the appliance or an advance payment, the sales associate will send the order information to the warehouse team. The warehouse manager proceeds with the order information and then picks out the ordered appliance. Lastly, the delivery team delivers the appliance to the customer, and the customer signs the receipt. The delivery can be arranged immediately after the customer places the order (normally 1 – 2 days after the customer places the order). The delivery team also installs the appliance for the customer. There is no additional fee for delivering and installing large electric appliances. If customers have any questions or need any after-sales maintenance, the sales team and maintenance team can provide door-to-door services as requested.

The whole process is supervised by the PRC operating entities. The PRC operating entities designate an employee to participate in the sales process, together with the sales associate designated by the electric appliance supplier. The PRC operating entities are responsible for warehouse and inventory managing, and the delivery of the appliance.

Direct Sales - Small Electric Appliance

For small electric appliances such as electric water kettle, rice cooker, etc., customers can pay and pick up the product they ordered at a physical store. A sales associate issues after-sales service proof and receipt to the customer. The PRC operating entities designate an employee to participate in the sales process, together with the sales associate designated by the electric appliance supplier.

Sales by a Distributor

Customers can also place orders with a distributor. Distributors sign the purchase agreement with the PRC operating entities and pay the purchase amount accordingly. Customers can pick up the product they ordered from the distributor.

For the electric appliances sold, within the warranty period, the manufacturer is responsible for providing any after-sales services according to the warranty policy. After the warranty period, customers can place a maintenance order through our Mini Program to ask for a Jingrui Dian Xiao’er to maintain and repair the appliance. This service is charged according to the fee standard set on the Mini Program.

Distribution

For the PRC operating entities’ retail stores, sales to their wholesale distributor customers are supported by three distribution centers located in Zibo, Guangrao, and Yangxin, Shandong province, China. The Zibo distribution center has a storage space of 9,472 square feet, the Guangrao distribution center has a storage space of 4,844 square feet, and the Yangxin distribution center has a storage space of 3,014 square feet.

The PRC operating entities’ suppliers deliver electric appliances either directly to their physical stores or to their distribution centers, depending on demand from each distribution center or physical store, before the PRC operating entities deliver such appliances to their physical stores and wholesale distributor customers by using their own vehicles and third-party logistics companies. At each distribution center, the PRC operating entities maintain a small fleet of vehicles to deliver to their physical stores and they typically replenish electric appliances for each physical store according to the actual need and marketing strategies of the physical stores.

The PRC operating entities have opened nine retail stores, and developed 20 wholesale distributor customers as of the date of this prospectus. We believe the PRC operating entities’ distribution channels are a trusted destination for consumers to discover and purchase branded electric appliances.

Warehouse Management System and Inventory Control

The operations of all the PRC operating entities’ distribution centers, including inventory management and deliveries, are well integrated by using the warehouse management system of Kingdee Cloud developed by a third party company.

The PRC operating entities manage their inventory carefully in order to minimize inventory holding costs, ensure timely delivery of electric appliances, and maintain the variety of electric appliances available in their stores. The PRC operating entities perform quarterly inventory counts in their retail stores and distribution centers, and randomly pick 20% of the products to double-check the count results. The PRC operating entities require their store and distribution center managers to follow up on any inventory discrepancies discovered during each inventory count and report the results to the management.

Pricing and Payment of Products

The PRC operating entities offer competitive pricing to attract and retain customers. Prices are set either by the PRC operating entities’ suppliers or by the PRC operating entities with reference to major online and offline competitors, taking into account the PRC operating entities’ overall pricing strategy for different categories. The PRC operating entities constantly monitor the prices of products offered by their competitors. The PRC operating entities also occasionally offer significant discounts on certain products for a limited time in flash sales or other promotional activities. The PRC operating entities typically evaluate the profitability of their products every 3 months and make a continuous effort to maintain and improve an efficient cost structure and create incentives for their suppliers to provide us with competitive prices.

The PRC operating entities provide customers flexible payment options, including in-person settlement in physical stores with cash, credit cards and debit cards, bank transfers, and payment through third-party mobile payment platforms, such as WeChat Payment, and Alipay.

Quality Control

The PRC operating entities place strong emphasis on quality control for both merchandise sourcing and in-store services. Their quality control starts with procurement. In particular, the PRC operating entities have screened electric appliance products in China and selected a core set of companies as their suppliers after reviewing product selection and quality, manufacturing, packaging, transportation, storage capabilities, and cost competitiveness.

The PRC operating entities conduct random quality inspections of each batch of products they procure. The PRC operating entities replace their suppliers if they consistently fail to pass the PRC operating entities’ quality inspections. The PRC operating entities regularly dispatch quality inspectors to their stores to monitor the service quality of Jingrui Dian Xiao’ers. The PRC operating entities consider the feedback received during these inspections when determining the bonus portion of their store employee’ salaries.

Electric Appliance Related Services

Electric appliance product after-sales maintenance and repair services

As of the date of this prospectus, the maintenance and repair business is only provided in Binzhou city, Shandong province, China. Jingrui Dian Xiao’ers provide various maintenance services, including electric appliance maintenance, plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services. The PRC operating entities will add new service items according to customers’ needs. For the six months ended September 30, 2024 and 2023, our revenues generated through electric appliance product after-sales maintenance and repair services are $44,021and $34,992, accounting for 0.7% and 0.7% of our total revenues, respectively. For the fiscal years ended March 31, 2024 and 2023, our revenues generated through electric appliance product after-sales maintenance and repair services were $53,465 and $42,560, accounting for 0.5% and 0.5% of our total revenues, respectively. The PRC operating entities receive maintenance and repair orders from the Mini Program and collect any fees generated from these online orders.

Customers can place their service orders on the Mini Program. Once a service order is made by a customer, a Jingrui Dian Xiao’er within 3 km (approximately 1.86 miles) will be assigned and sent to the customer’s place to provide the services. The PRC operating entities assign Jingrui Dian Xiao’ers according to their expertise to ensure that customers receive professional services. The PRC operating entities also provide after-sale services for any further problems at a certain charge. Jingrui Dian Xiao’ers are engaged through two methods, through two methods, hiring full-time Jingrui Dian Xiao’ers and signing a labor contract with them, or hiring part-time Jingrui Dian Xiao’ers by receiving applications through the Jingrui Wangpu Service Engineer APP. As of the date of this prospectus, there are three full-time Jingrui Dian Xiao’ers and 81 part-time Jingrui Dian Xiao’ers.

Jingrui Wangpu Weixin Mini Program

In April 2023, we launched our online service platform, the Mini Program, on Weixin, available in Binzhou, Ji’nan, Zibo, Dongying areas as of the date of this prospectus. As of the date of this prospectus, there have been 2,575 registered users of the Mini Program. The average numbers of daily active users (“DAUs”) and monthly active users (“MAUs”) are 10 and 165, respectively, as of the date of this prospectus.

Front page of the Mini Program	Service category on the Mini Program

Through our Mini Program, customers can enjoy one-stop seamless services as listed above. Customers only need to register a user account and make an appointment for the services they need. The Jingrui Dian Xiao’er team accepts and processes the service order from the service end of the Mini Program, Jingrui Wangpu APP, and provides the requested services at the customer’s place.

A test customer’s order placed on the Mini Program	A test Jingrui Dian Xiao’er’s completed order on Jingrui Wangpu APP

Consulting Services

The PRC operating entities advise on business strategy, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help customers to plan and organize seasonal offline sales and promotional campaign. For the six months ended September 30, 2024 and 2023, our revenues generated through consulting services were $672,497 and $191,331, accounting for 10.9% and 3.9% of our total revenues for the respective reporting period, respectively. For the fiscal year ended March 31, 2024 and 2023, our revenues generated through consulting services are $1,118,302 and $524,702, accounting for 10.5% and 5.7% of our total revenues, respectively.

Normally, the consulting service plan provided by PRC operating entities is divided into four stages, with each stage lasting for one month. During the first stage, the PRC operating entities would research and analyze the client’s current situation, drafting a standard of selecting and evaluating employees of key positions and propose a plan for the client to establish their own membership system. In the second stage, the PRC operating entities would help their client to build up a marketing system and attract new members. The PRC operating entities would also train the client’s employees in terms of marketing, membership system maintenance, store layout design, and product display. At least one marketing event would be executed during the second stage to attract customers for the client. The third stage focuses on the implementation and enhancement of the marketing and talent training proposals designed by the PRC operating entities. In the last stage, the PRC operating entities would analyze the sales and marketing data during the consulting period for the client and complete the consulting services.

Rental Business

The PRC operating entities lease the extra space they have rented from large shopping malls to other small businesses in the electric appliance industry. The PRC operating entities have started to lease out such extra space since October 2021. Revenues generated from the rental business were $5,003 and $5,057 for the six months ended September 30, 2024 and 2023, respectively, which accounted for 0.1% and 0.1% of our total revenues for the respective reporting period, and $10,056 and $14,902 for the fiscal years ended March 31, 2024 and 2023, respectively, which accounted for 0.1% and 0.2% of our total revenues for the respective reporting period.

Data Privacy and Cyber Security

Data security is critical to our operations. We and the PRC operating entities are committed to protecting our and the PRC operating entities’ customers’ personal information and privacy. We and the PRC operating entities have established and implemented policy on data collection, processing and usage. We and the PRC operating entities have internal rules and policies in place to govern how we use and analyze personal information. We and the PRC operating entities have established protocols, technologies and internal control systems to ensure that such information is not improperly accessed and disclosed. Before accessing the Mini Program and Jingrui Wangpu APP, users must accept our user agreement and terms, whereby they agree to the collection, use and disclosure of their information in a manner that complies with appropriate laws and regulations. Internally, we have adopted a data encryption system to ensure the safe storage and transmission of data to prevent any unauthorized public or third-party member from accessing or using our data in any unauthorized way.

Suppliers

For the electric appliance sales business, the PRC operating entities source their suppliers through multiple channels, including attending the regional conference held by suppliers and visiting the factories of suppliers to establish cooperation. The sales associates of suppliers also visit the PRC operating entities’ office to introduce and promote their products. The PRC operating entities’ suppliers are mainly electric appliance manufacturers.

For the six months ended September 30, 2024 and 2023, the PRC operating entities had 33 and 39 suppliers, respectively. For the fiscal years ended March 31, 2024 and 2023, the PRC operating entities had 46 and 62 suppliers, respectively. Although the PRC operating entities do not have long-term contracts with their suppliers, the PRC operating entities believe that they have established healthy and stable relationships with their significant suppliers through years of cooperation. Each supplier order is typically governed by a purchase agreement. For the six months ended September 30, 2024, two vendors, including Boxi and Shandong Lingdi Smart Technology Co., Ltd. (“Shandong Lingdi”) accounted for 32.9% and 10.1% of the Company’s total purchases, respectively. For the six months ended September 30, 2023, four suppliers, including Boxi, Zibo Shuihe, Boshan Shuihe, and Shandong Lijiabo, accounted for 33.3%, 12.3%, 11.6% and 10.2% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2024, three suppliers, including Boxi, Shandong Lijiabo and Zibo Shuihe, accounted for 33.6%, 11.1% and 10.6% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2023, Boxi generated $3,967,268 purchase amount, accounting for 50.1% of our total purchase. Since August 2022, Dongying Yiqun has been purchasing electric appliances from Boxi through a related-party company, Borui Da. See also “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Revenue from Electric Appliance Product Sales” and “Related Party Transactions.” This arrangement was because Dongying Yiqun once had a labor arbitration with its former employee in 2021, which was inconsistent with Boxi’s policy that requires its direct distributors not to be involved in any litigations or arbitrations. The labor arbitration was immaterial to Dongying Yiqun’s business operation and had been settled in May 2021. There is no purchase agreement currently in effect between Dongying Yiqun and Boxi. Furthermore, neither we nor Dongying Yiqun has direct ownership of Borui Da. There’s no guarantee that Dongying Yiqun can renew their contracts with Borui Da on substantially similar terms, or at all. If the relationship between Borui Da and Boxi or Dongying Yiqun deteriorates, or if either of the agreements between Borui Da and Boxi, or Borui Da and Dongying Yiqun, is unable to be renewed on substantially similar terms, or at all, whether due to unforeseen circumstances, changes in Boxi or Borui Da’s business strategy, or any other reasons, Dongying Yiqun would suffer disruptions in the procurement of Boxi.

The contract terms in the agreement by and between Borui Da and Boxi include: i) Borui Da purchases Siemens electronic appliances from Boxi and operates an exclusive store to sell these Siemens appliances; ii) the main contract term of the latest contract is from March 1, 2024 to December 31, 2024, with an extension period of five months until May 31, 2025. During the extension period, two parties may negotiate the renewal matter. If this agreement cannot be renewed during the extension period, the contract term terminates after the extension period; iii) store layout and product display. Borui Da can only sell and exhibit Siemens electric appliance products in its store, and no other brands of electric appliance are allowed; iv) product prices are regulated in a separate quotation schedule annexed to this agreement; v) Borui Da should pay Boxi within three business days after sending each purchase order; (vi) Borui Da picks up the products directly from Boxi’s designated warehouse, (vii) if a product return request is initiated, Boxi may only accept the requests allowed under the China Product Quality Law. Boxi can provide necessary repair and examination services for products with quality issues as requested by the consumers; and viii) Boxi provides after-sales services in the regions covered by its service network according to the terms of each product manual.

The contract terms between Dongying Yiqun and Borui Da include i) the main contract term of the lates contract is from January 1, 2024 to December 31, 2024, with an extension period of five months until May 31, 2025. During the extension period, two parties may negotiate the renewal matter. If this agreement cannot be renewed during the extension period, the contract term terminates after the extension period; ii) purchase prices are regulated in a separate quotation schedule. The purchase price charged by Borui Da to Dongying Yiqun depends on the market price, and Borui Da shall not set any limitation on the purchase price, or any profit amount or percentage; and iii) Borui Da is responsible for the delivery.

Zibo Lunsheng has signed a framework purchase agreement with Zibo Shuihe. Under the framework purchase agreement, the PRC operating entities will inform the supplier of the products they intend to purchase in advance, and the supplier will make delivery plans accordingly. Prices of the products are listed separately on the delivery sheet and decided based on the market standard. The contract terms in the framework purchase agreement include: i) contract term. The current term of the agreement by and between the PRC operating entities and Zibo Shuihe is from June 1, 2024 to May 31, 2025; ii) Zibo Shuihe should provide the products ordered by Zibo Lunsheng as requested by the latter, and the payment is settled in the end of each month; and iii) Zibo Shuihe do not accept unconditional return policies. For the products with quality issues, Zibo Lunsheng can request product return or refund within 7 days after receiving, and product return within 15 days after receiving. After 15 days of receipt, Zibo Lunsheng should contact a designated after-sale service center for any repair requests.

Zibo Lunsheng has signed a framework purchase agreement with Shandong Lijiabo. Under this framework purchase agreement, the PRC operating entities purchase electric appliance products of the Siemens brand from Shandong Lijiabo. Prices of the products are decided based on the market standard. The major contract terms in the agreement by and between the PRC operating entities and Shandong Lijiabo: i) the main contract term of the latest agreement is from August 1, 2024 to July 31, 2025 with an extension period of five months until December 31, 2025. During the extension period, two parties may negotiate the terms of renewal. If this agreement cannot be renewed during the extension period, the contract terminates upon the expiration of the extension period; ii) the price term is determined by a separate quotation schedule. The purchase price depends on the market price, and Zibo Lunsheng shall not set any limitation on the purchase price, or any profit amount or percentage; and iii) Shandong Lijiabo is responsible for the delivery.

The PRC operating entities do not have long-term contracts with their electric appliance suppliers. At any time, their current suppliers, especially Boxi, can reduce the quantities of products they sell to the PRC operating entities, or cease selling products to the PRC operating entities altogether, such reductions or terminations could have a material adverse impact on the PRC operating entities’ revenues, profits and financial condition even if the PRC operating entities maintain an alternative suppliers list. See “Risk Factors—Risks Related to our Business and Industry—The PRC operating entities are exposed to concentration risk, due to its reliance on its major supplier, Boxi Electric Appliance (China) Co., Ltd (“Boxi”). If the PRC operating entities’ relationship with Boxi deteriorates, or it’s unable to renew its agreement with Boxi on substantially similar terms, our financial performance, results of operations and ongoing growth could be adversely affected.”

The major factors that the PRC operating entity would consider when selecting electric appliance suppliers are their local market share, brand influence, customer recognition, relationship and collaboration with the PRC operating entities, tax and credit record, reputation and complaint rate.

For the electric appliance sales related services, the PRC operating entities recognize companies providing parts and components of electric appliances as suppliers, in order to provide repair and maintenance services. For the rental services, the PRC operating entities do not recognize any companies as suppliers.

Customers

For the six months ended September 30, 2024 and 2023, and for the fiscal years ended March 31, 2024 and 2023, the PRC operating entities do not have any single customer accounting for more than 10% of their total revenues.

For the electric appliance sales business, the PRC operating entities recognize (i) individual retail consumers; and (ii) wholesale distributors as their customers. For retail consumers, they usually place a one-off order with the PRC operating entities as illustrated above. With wholesale distributors, the PRC operating entities usually enter into framework agreements with them who intend to acquire electric appliances over a certain period (usually a year or shorter). The PRC operating entities’ contracts with their customers generally do not include exclusive obligations to purchase products from them, and their customers are generally free to order electric appliances through other electric appliance sales companies. The PRC operating entities believe they maintain stable relationships with their significant customers. The PRC operating entities do not enter into long-term sales agreements with their customers. The loss of any of their major customers, or a significant reduction in sales to any such customers, would adversely affect the PRC operating entities profitability.

The PRC operating entities source their electric appliance sales customers through multiple channels, such as through: (i) collaboration with regional electric appliance retailers and chain stores of certain electric appliance brands; (ii) promoting our services in local communities through Jingrui Dian Xiao’ers; and (iii) cooperation with furniture and home refurbishing stores and mutually introducing customers.

For the electric appliance related services, the PRC operating entities recognize (i) individual or enterprise consumers which need after-sales repair and maintenance services, and (ii) companies in the electric appliance industry which need advice on business strategies and/or market information as their customers. The PRC operating entities enter into short-term one-off agreements with these customers.

For the rental service business, the PRC operating entities recognize small businesses in the electric appliance industry which rent extra space from them to do business as their customers.

Intellectual Property

The PRC operating entities regard their domain names, trademarks, copyrights and other proprietary rights as critical to their success. As of the date of this prospectus, they have registered 2 domain names, 21 trademarks and 1 software copyrights in China. They also have registered 1 trademark in the European Union, 1 trademark in the UK, and 1 trademark granted in the U.S.

Domain Names

Set forth below is a detailed description of the registered domain names.

Domain Name	Owner	Registration Date	Expiration Date
jrwangpu.com	Beijing Jinnuo	August 23, 2017	August 23, 2025
jingruiwangke.com	Zhejiang JRWP Quanwu	November 18, 2016	November 18, 2025

Trademarks

Set forth below is a detailed description of the registered trademarks:

No.	Country	Trademark	Registration No.	Name	Registration Date	Classes	Right Holder	Valid Until
1	China		26106085	京睿	11/07/2018	38-39; 45	Beijing Management Co.*	01/31/2028
2	China		26106084	京睿服务	11/07/2018	35; 37-40; 42	Beijing Management Co.	01/31/2028
3	China		22578940	京睿见	02/14/2018	35	Beijing Management Co.	01/31/2028
4	China		26106083	京睿金融	11/07/2018	35-36; 38; 42	Beijing Management Co.	01/31/2028
5	China		26106077	京睿旺铺	11/14/2018	1-32; 34-45	Beijing Management Co.	01/31/2028
6	China		22578988	京睿旺铺E.HOME TIME	02/14/2018	38	Beijing Management Co.	01/31/2028
7	China		22578984	京睿旺铺E.HOME TIME	04/14/2018	41	Beijing Management Co.	01/31/2028
8	China		22579185	京睿旺铺E.HOME TIME	02/14/2018	42	Beijing Management Co.	01/31/2028
9	China		22578812	京睿旺铺E.HOME TIME	01/14/2019	35	Beijing Management Co.	01/31/2028
10	China		26106080	E.HOME TIME	08/21/2018	35; 38; 41-42	Beijing Management Co.	01/31/2028
11	China		26106079	JING RUI WANG PU	08/21/2018	35; 38; 41-42	Beijing Management Co.	01/31/2028
12	China		26106078	jrwangpu.com	08/21/2018	1-45	Beijing Management Co.	01/31/2028
13	China		26106082	JR	11/14/2018	35; 38; 41-42	Beijing Management Co.	01/31/2028
14	China		27041750	京睿旺铺JING RUI WANG PU	06/07/2020	1-32; 34-45	Beijing Management Co.	01/31/2028
15	China		32515623	京睿电小二	07/28/2019	35	Beijing Management Co.	08/31/2028
16	China		32515615	京睿电小二	05/21/2019	37	Beijing Management Co.	08/31/2028
17	China		32515617	京睿电小二	04/21/2019	42	Beijing Management Co.	08/31/2028
18	China		50043687	京睿鑫家	06/07/2021	42	Beijing Management Co.	June 6, 2031
19	China		50073888	京睿鑫家	06/07/2021	35	Beijing Management Co.	June 6, 2031
20	China		50067546	京睿鑫家	06/07/2021	37	Beijing Management Co.	June 6, 2031
21	China		10761521	御湖	07/07/2023	31	Ji'nan Zhongyue	07/06/2033
22	European Union		017882833	京睿旺铺(LOGO)	08/30/2018	35, 41, 42	Zhejiang JRWP Quanwu	04/03/2028
23	UK		UK00003300708	京睿旺铺(LOGO)	06/29/2018	35, 41, 42	Zhejiang JRWP Quanwu	06/28/2028
24	U.S.		5765138	京睿旺铺(LOGO)	05/28/2019	35, 41, 42	Zhejiang JRWP Quanwu	05/27/2029

*	Trademark no. 1 – 14 are licensed from Binzhou Jingrui Mall Corp., a company affiliated with the PRC operating entities. The supervisor of Beijing Management Co., Lili Ma, is the director and general manager of Binzhou Jingrui Mall Corp.

*	Trademark no. 15 – 20 are licensed from Beijing Jingrui Shangcheng, the shareholder holding 10% equity of Zhejiang JRWP Quanwu.

Copyrights

Set forth below is a detailed description of the registered software copyrights:

Country	Copyright No.	Copyright Name	Copyright Authorization Date
China	2018SR370897	Jingrui Wangpu Android Software v.1.5.2	05/23/2018

Branding and Marketing

We promote our brand through the following methods:

1.	Multi-channel Brand Promotion. The PRC operating entities open Jingrui Appliance Housekeeper community service centers within or nearby residential neighborhoods, in order to get close to their customers. The PRC operating entities have opened retail stores in large integrated shopping malls in China, such as Easyhome and Red Star Macalline.

2.	Service Enhancement. The PRC operating entities keep strengthening the service skill standards of Jingrui Dian Xiao’ers and further enhance our service quality. The PRC operating entities tailor their services to the customers’ demands, elevating the customer experience.

3.	Cross-industry Alliances. The PRC operating entities plan to leverage service resources within and close to neighborhoods, such as grocery stores, and convenience stores, collaboratively building resources and sharing information. These small businesses can refer their customers who need to purchase electric appliances to the PRC operating entities through the Mini Program. Once they successfully refer a customer, the PRC operating entities pay 3% - 10% of the sales amount as commission to these small businesses.

4.	Product Differentiation. The PRC operating entities focus primarily on middle to high-end products with higher gross margins. Approximately 58% of the electric appliances they sell are middle to high-end products, such as Siemens. The PRC operating entities offer customized premium services and provide specialized, high-quality services such as one-on-one interactions and 24/7 on-demand assistance to premium members.

Industry

In 2022, China's electric appliance industry went through a period of struggle due to the impact of the COVID-19 pandemic. Sales of electric appliances across the country had suffered from irresistible market operating pressure during the pandemic. However, Chinese electric appliance companies have been continuously making efforts to improve product quality, reduce costs and increase efficiency. According to the Insight and Info Report, the main business revenue of China’s electric appliance industry in 2022 was approximately RMB1.75 trillion (approximately $246.7 billion), with a year-on-year increase of 1.1%. The total profit reached RMB141.8 billion (approximately $20 billion), with a year-on-year increase of 19.9%. China's electric appliance companies have innovated, reformed product technology, continuously innovated sales formats, and captured the evolving needs of different users for products, laying a solid foundation for sustainable development. According to the CHEAA Quarterly Report, from January to February 2023, the main business revenue of China's electric appliance industry was RMB237.4 billion (approximately $34.78 billion), with a year-on-year increase of 2.9%. The profit was RMB15.5 billion (approximately $2.18 billion). As China continues to introduce preferential policies to subsidize consumers, we expect that China's electric appliance industry will continue to grow in the foreseeable future.

At the same time, home electric appliance consumption is slowly recovering and growing. According to data from AVC View Cloud as shown in the CHEAA Quarterly Report, in the first quarter of 2023, the scale of China's home appliance retail market (excluding computers, consumer electronics and communication products, or 3C products) was RMB155.4 billion (approximately $21.91 billion), with a year-on-year decrease of 3.5%. Among them, retail sales in January were RMB49.3 billion (approximately $6.95 billion), with a year-on-year decrease of 23.7%; retail sales in February were RMB41.2 billion (approximately $5.81 billion), with a year-on-year increase of 28.1%; retail sales in March were RMB64 billion (approximately $9.02 billion), basically the same as last year. In the first quarter of 2023, the overall retail scale of “white goods” will achieve a slight recovery. “White goods” means large electrical goods used domestically such as refrigerators and washing machines, typically white in color. According to the CHEAA 2023 Annual Report, the total revenues of home appliance industry in China has increased 7% compared to 2022, and the profit has increased 12.1%. After the COVID-19 pandemic, live broadcast e-commerce has changed people’s shopping methods and consumption habits in China. Emerging social e-commerce companies such as Douyin, Kuaishou, and Xiaohongshu, coupled with competition among JD.com, Tmall, Taobao, and Pinduoduo, different online and offline channels have emerged in the electric appliance sales industry and stimulated an increase in overall sales in the market.

To upgrade consumers’ shopping experience, different industries have formed cross-industry alliances with each other, and various home appliance brands have accelerated their strong alliances with the construction materials stores and home furnishing stores to share resources. Home furnishing stores have gradually become a new sales channel for high-end home electric appliances.

High-end, smart and environment-friendly appliances will be the mainstream direction in the future. The Ministry of Commerce has designated 2023 as the "Consumption Boost Year" and will focus on key consumption areas such as home electric appliances, promote environment-friendly and smart home appliances to the countryside and trade-in old ones for new ones, and increase home electric appliance consumption. China's home electric appliance market is expected to have a broad market, a huge user base, a high penetration rate of home appliance products in each household, and frequent product updates.

According the ChinaIRN 2024 Report, an industry research institution in China, From January to July 2024, the cumulative main business revenuew of China’s home appliance industry was approximately RMB1.1 trillion (approximately $156.75 billion), a year-on-year increase of 4.6%; the total profit was approximately RMB88.02 billion (approximately $12.57 billion), a year-on-year increase of 6.9%. According The ACV2024 First Three Quarter Report, in the first three quarters of 2024, the scale of the Chinese home appliance retail market was RMB614.4 billion, a year-on-year decrease of 0.2%. Among them, the first quarter market size was RMB176.7 billion , a year-on-year increase of 4.3%, mainly due to a low base in the same period; the second quarter was RMB239.8 billion, a year-on-year decrease of 8.5%, with manufacturers’ confidence lacking; the third quarter was RMB197.9 billion, a year-on-year increase of 7.5%. The 2024 First Three Quarter Report provides that, with the “Trade-in” policies in Hubei and other places successively implemented August 2024, the market growth rate changed from -9.2% in July to +3.7% in August and +28.6% in September, and the consumer data for National Day and “Double Eleven” shopping events exceeded market expectations. AVC View Cloud expected that the fourth quarter of 2024 to end with high growth, and the annual growth was expected to be 4.7%. AVC View Cloud forecast data showed that the retail scale of the Chinese home appliance market in 2024 was expected to be RMB892.2 billion, possibly breaking the peak record of 2019 and reaching an increase of 4.7% compared to 2023.

In January 2025, China National Development and Reform Commision published Notice on Intensifying and Expanding the Implementation of Large-Scale Equipment Upgrades and Trade-in Policies for Consumer Goods (the “2025 Trade-in Measure”). The 2025 Trade-in Measure continues to support and subsidies the trade-in of eight categories of home appliances: refrigerators, washing machines, televisions, air conditioners, computers, water heaters, household stoves, and range hoods, and four new categories including microwave ovens, water purifiers, dishwashers, and rice cookers. Consumers purchasing new home appliances can enjoy a subsidy up to 20% of the sales price.

Competition

The PRC operating entities focus on the electric appliance industry, and in this area they face significant competition from providers of similar products and services, primarily in the electric appliance sales and maintenance markets. Our competitors in the electric appliance sales market in China include wholesalers and retailers of electric appliance brands such as Midea, Hisense, and Casarte, and they face competition in the area of maintenance and cleaning market from their competitors such as 58.com and Chongqing Woodpecker Internet Technology Co. Ltd.

Some of our larger competitors have substantially broader product or service offerings and more working capital to support the spending on sales and marketing. The PRC operating entities believe that their ability to compete effectively depends upon many factors, including the variety of electric appliance and maintenance services they offer, customer experience on the Mini Program and physical stores, fee standards, their relationship with business partners, their marketing efforts and reputation of their brands.

Employees

For the six months ended September 30, 2024, the PRC operating entities had a total of 48 full time employees and 81 part-time employees, working as Jingrui Dian Xiao’ers. For the fiscal years ended on March 31, 2024, 2023 and 2022, the PRC operating entities had a total of 43, 42, and 45 full time employees, and 80, 25, and 2 part-time employees, working as Jingrui Dian Xiao’ers. The following table sets forth the number of our full-time employees categorized by areas of operations as of September 30, 2024.

Function/Department	Number
Customer Services and Operations	7
Sales and Marketing	21
General and Administration	20
Total	48

The PRC operating entities participate in various employee social security plans that are organized by municipal and provincial governments, including housing, pension, medical insurance and unemployment insurance, as required by laws and regulations in China. They are required under Chinese law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. As of the date of this prospectus, all employees of the PRC operating entities have signed labor contracts with them. But the PRC operating entities have not made adequate social insurance and housing provident fund contributions in full for all of their employees. This may subject them to fines, according to the relevant laws. As of the date of this prospectus, no administrative actions, fines, or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the PRC operating entities to settle the outstanding amount of social insurance contributions and housing provident fund contributions. Such fees and fines, if and when imposed, could adversely affect our financial condition and results of operations. See “Risk Factors—Risks Relating to Doing Business in the PRC—Our business may be negatively affected by the potential obligations to make additional social insurance and housing fund contributions” and “Regulations—Regulations on Labor Protection.”

The PRC operating entities believe they maintain a good working relationship with their employees, and they have not experienced any material labor disputes. None of the PRC operating entities’ employees are represented by a labor union.

Properties

As of the date of this prospectus, the PRC operating entities do not own any property. The PRC operating entities lease 3 offices, 4 Jingrui Electric Housekeeper service centers, 3 distribution centers, and 9 retail stores in China with an aggregate gross floor area of approximately 53,024 square feet. The areas of leased premises are based on the figures specified in the certificates of land use or the corresponding lease agreements. The following table shows notable information for the properties the PRC operating entities lease as of the date of this prospectus:

Location	Lessee	Lessor	Area (Square Feet)	Current Use	Term of Use	Annual Rent
Room 402, Guangfu United International Center, Ningwei Street, Xiaoshan District, Hangzhou, Zhejiang Province, PRC	Zhejiang JRWP Quanwu	An unrelated third-party company	861	Principal Executive Office	04/18/2024-04/17/2025	$12,132
Room 814, Building 3, Jinshang Shopping Mall, No. 169, Liantong Rd., Zhangdian District, Zibo City, Shandong Province, PRC	Zibo Lunsheng	An unrelated third-party company	1,170	Office	08/15/2022-10/14/2025	$5,954; For the lease year started on 10/15/2024, the rent will be $ 6,252
Floor 3, No. 777, Xingfu First Rd., Yangxin County, Binzhou City, Shandong Province	Zhejiang JRWP Quanwu	An unrelated third-party individual	5,382	Office	07/01/2024-06/30/2025	$10,387
Garage, Room 302, Unit 1, Building A13, Government Community, Yangxin County, Binzhou City,Shandong Province	Beijing Jinnuo	An unrelated third-party individual	215	Jingrui Electric Housekeeper	07/01/2024-07/01/2025	$933
Unit 3, No. 9, Area B, Lixiang Jiayuan, Yangxin County, Binzhou City, Shandong Province	Beijing Jinnuo	An unrelated third-party individual	269	Jingrui Electric Housekeeper	02/01/2024-01/31/2025	$494
Building 38, Lijing Xinyuan, Bohai Eighteen Avenue, Huanghe Seven Blvd., Binzhou City, Shandong Province	Beijing Jinnuo	An unrelated third-party individual	378	Jingrui Electric Housekeeper	12/01/2024-11/30/2025	$1,047
No. 2 Garage, Building 64, Bilin Huayuan, Bincheng District, Binzhou City, Shandong Province	Beijing Jinnuo	An unrelated third-party individual	412	Jingrui Electric Housekeeper	12/01/2024-11/30/2025	$695
Logistics Park 50 meters west to Anle Road, Guangrao County, Dongying City, Shandong Province	Dongying Yiqun	A third-party company	4,844	Distribution Center	04/01/2024-03/31/2025	$5,525
No. 198, Xincun East Rd., Zhangdian District, Zibo City, Shandong Province	Ji’nan Zhongyue	A third-party company	9,472	Distribution Center	07/01/2024-06/30/2025	$13,346
Yige Yard, Nanguan New Village, Yangxin County, Shandong Province	Shandong Yangxin	An unrelated third-party company	3,014	Distribution Center	09/01/2024-08/31/2025	$2,442
No. 763, Yangcheng Third Avenue, Yangxin County, Binzhou City, Shandong province	Shandong Yangxin*	An unrelated third-party individual	5,005	Haier Exclusive Retail Store	05/01/2024-04/30/2025	$27,919
House 1, south to the Mid-Business St., Guangrao County, Dongying City, Shandong Province**	Dongying Yiqun	Qian Tian, Daughter of Yi Tian	4,844	Siemens Exclusive Retail Store	04/01/2024- 03/31/2025	$8,468
House 3, south to the Mid-Business St., Guangrao County, Dongying City, Shandong Province**	Dongying Yiqun	Yi Tian, legal representative and general manager of Dongying Yiqun, holding 93.33% ownership interest in Dongying Yiqun	4,869	Siemens Exclusive Retail Store	04/01/2024- 03/31/2025	$8,468
House 104, Building 2, Wanyi Plaza, Bohai 12th Road, Huanghe Fifth Road, Bincheng County, Binzhou City, Shandong Province***	Dongying Yiqun	An unrelated third-party company	1,615	Siemens Exclusive Retail Store	06/15/2024-06/14/2025	$9,556
House 105, Building 2, Wanyi Plaza, Bohai 12th Road, Huanghe Fifth Road, Bincheng County, Binzhou City, Shandong Province***	Dongying Yiqun	An unrelated third-party company	1,615	Siemens Exclusive Retail Store	06/15/2024-06/14/2025	$9,556
No. 1009-2, Guomao Apartment, Beiyuan Street, Tianqiao District, Jinan City, Shandong Province	Ji’nan Zhongyue	An unrelated third-party company	1615	Siemens Exclusive Retail Store	04/10/2024-04/09/2025	$9,084
Red Star Macalline (Zhoucun Store), Zibo City, Shandong Province	Ruixue Chou, legal representative of Ji'nan Zhongyue	An unrelated third-party company	1,163	Siemens Exclusive Retail Store	07/01/2024-06/30/2025	$4,788
Red Star Macalline (Zibo Store), Zibo City, Shandong Province	Zibo Lunsheng	An unrelated third-party company	3,806	Siemens Exclusive Retail Store	07/01/2024-06/30/2025	$41,726
Red Star Macalline (Zhangdian Store), Zibo City, Shandong Province	Ji’nan Zhongyue	An unrelated third-party company	2,498	Siemens Exclusive Retail Store	07/01/2024-06/30/2025	$23,722
Floor 1, Building 1, Easyhome Zibo Center Store, Zibo City, Shandong Province	Ji’nan Zhongyue	An unrelated third-party company	1,748	Siemens Exclusive Retail Store	04/01/2024-05/31/2026	$22,143
Red Star Macalline (Zhangdian Store), Zibo City, Shandong Province	Ji’nan Zhongyue	An unrelated third-party company	2,185	Bosch Exclusive Retail Store	07/01/2024-06/30/2025	$17,406

*	This property was subleased to Beijing Management Co for an annual rent of $4,093.
**	The properties at House 1, south to the Mid-Business St., Guangrao County, Dongying City, Shandong Province and House 3, south to the Mid-Business St., Guangrao County, Dongying City, Shandong Province are connected to each other, with the wall in between being broken down. The two properties are together used for one single Siemens exclusive retail store.
***	The properties at House 104, Building 2, Wanyi Plaza, Bohai 12th Road, Huanghe Fifth Road, Bincheng County, Binzhou City, Shandong Province and House 105, Building 2, Wanyi Plaza, Bohai 12th Road, Huanghe Fifth Road, Bincheng County, Binzhou City, Shandong Province are connected to each other, with the wall in between being broken down. The two properties are together used for one single Siemens exclusive retail store.

We believe that the facilities that the PRC operating entities currently lease are generally adequate to meet their needs for the foreseeable future.

Insurance

As required by regulations in China, the PRC operating entities participate in various employee social security plans that are organized by municipal and provincial governments for their full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance, and housing insurance. The PRC operating entities are required under PRC law to make contributions from time to time to employee benefit plans for their full-time employees at specified percentages of the salaries, bonuses, and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

In addition, the PRC operating entities have started to purchase employer liability insurance. Other than the insurance mentioned above, the PRC operating entities do not maintain any other property insurance, business interruption insurance, or general third-party liability insurance. We believe the insurance coverage the PRC operating entities maintain is in line with the industry practice.

Seasonality

The PRC operating entities’ business is not subject to seasonality.

Legal Proceedings

The PRC operating entities are currently not a party to any material legal or administrative proceedings. From time to time, they may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including management’s time and attention.

REGULATIONS

This section sets forth a summary of the principal PRC laws, rules, regulations, judicial interpretations, government and industry policies, and requirements that have a significant impact on the Operating Entity’s operations and business. This summary does not purport to be a complete description of all laws and regulations that apply to the Operating Entity’s business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors and foreign-owned enterprises are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was first issued in 1995 and amended from time to time. The most updated Catalog was promulgated by the Ministry of Commerce of the PRC, or MOFCOM, and the National Development and Reform Commission or the NDRC, on June 28, 2017 and became effective on July 28, 2017, which was replaced by the Special Administrative Measures (Negative List) for Foreign Investments Access (Edition 2018) promulgated by the MOFCOM and the NDRC on June 28, 2018 and took effective on July 28, 2018. The latest Negative List was promulgated by the MOFCOM and the NDRC on September 6, 2024 and became effective on November 1, 2024, or the Negative List 2024. In addition, MOFCOM and NDRC have promulgated the Catalogue of Encouraged Industries for Foreign Investment, which currently in force is the Edition 2022 promulgated by the MOFCOM and the NDRC on October 26, 2022 and became effective January 1, 2023.

Pursuant to the Negative List (Edition 2024), any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category under the Special Administrative Measures and the percentage of foreign ownership cannot exceed 50% (except for e-commerce, domestic multi-party communications, store-and-forward, call center).

Since Beijing Jinnuo holds the value-added telecommunications business license certificate (ICP certificate) issued by the Beijing Municipal Communications Administration, according to the foreign investment restrictions on the value-added telecommunications services, we are unable to obtain equity control of Beijing Jinnuo. Therefore, we control and receive the economic benefits of Beijing Jinnuo by way of contractual arrangements. Risks regarding contractual control see “Risk Factors—Risks Related to Our Corporate Structure and Operation—If the PRC government deems that the contractual arrangements between Zhejiang JRWP Industrial and the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the PRC Sino-foreign Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The form of organization, organizational structures and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list,” the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment before the implementation of the Foreign Investment Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Company Law

The establishment, operation, management of the corporate entities in China is governed by the PRC Company Law, which was promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, last amended on December 29, 2023 (the “Company Law (2023)”). The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares, both of which have the status of legal persons, and the liability of shareholders of a limited liability company or a joint stock limited company is limited to the amount of registered capital they have contributed.

The Company Law (2023) further stipulates the establishment and withdrawal of the company, the organizational structure and the capital system of the company, and strengthens the responsibilities of shareholders and management personnel and corporate social responsibility. With respect to the period for payment of the registered capital, pursuant to the Company Law (2023), all shareholders of a PRC limited liability company shall fully pay up the registered capital subscribed for by such shareholders within five years since the date of establishment of the PRC limited liability company, unless otherwise provided by laws and regulations. According to the Provisions of the State Council on Implementing the Registered Capital Registration and Management System under the PRC Company Law issued on July 1, 2024, for companies registered and established before June 30, 2024, if the remaining subscription period of a limited liability company exceeds 5 years from July 1, 2027, it shall adjust its remaining subscription period to within 5 years before June 30, 2027 and record such adjustment in the company's articles of association. Shareholders shall pay the registered capital in full within the adjusted period. If a company fails to adjust the capital subscription period and registered capital in accordance with these regulations, the company registration authority shall order such company to make corrections; if such company fails to make corrections within the prescribed time limit, the company registration authority shall make public announcement to the society. According to the Company Law (2023), where any shareholder fails to make capital contributions on the date of capital contribution as provided for in the articles of association, the equities of such shareholder for which the capital contribution has not been paid shall be forfeited.

As of the date of this prospectus, only Dongying Yiqun, Ji’nan Zhongyue, and Shandong Yangxin have fully paid the sum of registered capital to which they subscribed. The rest of the PRC operating entities will amend the remaining subscription period and pay the sum of registered capital to which they subscribed accordingly.

Regulations on Overseas Listings

On February 17, 2023, the CSRC issued the New Administrative Rules Regarding Overseas Listings, which came into effect on March 31, 2023. The New Administrative Rules Regarding Overseas Listings refine the regulatory system for domestic company’s overseas offering and listing by subjecting both direct and indirect overseas offering and listing activities to the filing-based administration, and clearly defines the circumstances where provisions for direct and indirect overseas offering and listing apply and relevant regulatory requirements.

According to the New Administrative Rules Regarding Overseas Listings, among other things, a domestic company in the PRC that seeks to offer and list securities in overseas markets shall fulfill the filing procedure with the CSRC as per requirement of the Trial Administrative Measures. Where a domestic company seeks to directly offer and list securities in overseas markets, the issuer shall file with the CSRC. Where a domestic company seeks to indirectly offer and list securities in overseas markets, the issuer shall designate a major domestic operating entity, which shall, as the domestic responsible entity, file with the CSRC. Initial public offerings or listings in overseas markets shall be filed with the CSRC within 3 working days after the relevant application is submitted overseas. If an issuer offers securities in the same overseas market where it has previously offered and listed securities subsequently, filings shall be made with the CSRC within 3 working days after the offering is completed. Upon occurrence of any material event, such as change of control, investigations or sanctions imposed by overseas securities regulatory agencies or other relevant competent authorities, change of listing status or transfer of listing segment, or voluntary or mandatory delisting, after an issuer has offered and listed securities in an overseas market, the issuer shall submit a report thereof to CSRC within 3 working days after the occurrence and public disclosure of such event. If a domestic company fails to complete the filing procedures or carries out an overseas offering and listing despite the existence of circumstances prohibiting overseas issuance and listing as stipulated in these Measures or conceals any material fact or falsifies any major content in its filing documents, the CSRC may order rectification, issue warnings to such domestic company, and impose a fine ranging from RMB1 million to RMB10 million (approximately $137,500 to $1,375,000) and directly responsible executives and other directly responsible personnel shall be warned and be imposed fines. Also the controlling shareholder(s) and actual controllers of the domestic company that organize or instruct the aforementioned violations shall be warned and be imposed fines, and directly responsible executives and other directly responsible personnel shall be imposed fines. If the issuer meets both of the following conditions, the overseas offering and listing shall be determined as an indirect overseas offering and listing by a domestic company: (i) any of the total assets, net assets, revenues or profits of the domestic operating entities of the issuer in the most recent accounting year accounts for more than 50% of the corresponding figure in the issuer’s audited consolidated financial statements for the same period; (ii) its major operational activities are carried out in China or its main places of business are located in China or the senior managers in charge of operation and management of the issuer are mostly Chinese citizens or are domiciled in China. Where a domestic company seeks to indirectly offer and list securities in an overseas market, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC.

Based on the foregoing, as advised by our PRC counsel, DOCVIT, since the PRC operating entities accounted for more than 50% of our consolidated revenues, profit, total assets or net assets for the fiscal years ended March 31, 2024 and 2023, and the key components of our operations are carried out in China, this offering is considered an indirect offering by China-based companies, and we are, therefore, required to complete necessary filing procedures with the CSRC pursuant to the New Administrative Rules Regarding Overseas Listings within 3 working days after the relevant application is submitted overseas. However, we cannot assure you that we will be able to complete the filings for this offering. This offering is contingent upon the completion of our filing with and the receipt of approval from the CSRC. We filed with the CSRC on May 9, 2024, received the first round of comments from the CSRC on June 4, 2024 and responded to CSRC's comments on July 15, 2024, and received the second round of comments from the CSRC on August 27, 2024 and responded on September 6, 2024.

Under the New Administrative Rules Regarding Overseas Listings, a domestic company is prohibited from overseas offering and listing if any of the following circumstances is involved: (1) where such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (2) where the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) where the domestic company intending to make the securities offering and listing, or its controlling shareholders and the actual controller, have committed crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (4) where the domestic company intending to make the securities offering and listing is suspected of committing crimes or major violations of laws and regulations, and is under investigation according to law, and no conclusion has yet been made thereof; and (5) where there are material ownership disputes over equity held by the domestic company’s controlling shareholder or by other shareholders that are controlled by the controlling shareholder and/or actual controller. Moreover, a domestic company that seeks to offer and list securities in overseas markets shall abide by certain other regulatory requirements as set out in the New Administrative Rules Regarding Overseas Listings, including without limitation to, compliance with national secrecy, foreign investment, cybersecurity, data security, cross-border investment and financing, foreign exchange, and other laws and relevant provisions.

On February 24, 2023, the CSRC promulgated the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Administration Provisions”), which also became effective on March 31, 2023. According to the Confidentiality and Archives Administration Provisions, domestic companies that carry out overseas offering and listing (either in direct or indirect means) and the securities companies and securities service providers (either incorporated domestically or overseas) that undertake relevant businesses shall institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not leak any state secret and working secret of government agencies, or harm national security and public interest. Therefore, a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Moreover, if documents and materials that, if leaked, will be detrimental to national security or public interest, are involved, the domestic company shall strictly fulfill relevant procedures stipulated by applicable regulations.

Furthermore, the Confidentiality and Archives Administration Provisions stipulates that a domestic company that provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers and overseas regulators and individuals shall fulfill due procedures in compliance with applicable regulations. Working papers produced in the Chinese mainland by securities companies and securities service providers in the process of undertaking businesses related to overseas offering and listing by domestic companies shall be retained in the Chinese mainland. Where such documents need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by regulations shall be followed. We believe that this offering does not involve the leaking of any state secret or working secret of government agencies, or the harming of national security and public interests. However, we may be required to perform additional procedures in connection with the provision of accounting archives. Based on the provisions of the Confidentiality and Archives Administration Provisions, Zhejiang JRWP Quanwu has established, and other PRC operating entities are in the process of establishing the "Information Disclosure Business Process" and "Archives Management System."

In August 2006, six PRC regulatory authorities, including the CSRC, jointly adopted the M&A Rules, amended in June 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals, or PRC Citizens, intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an Overseas SPV formed for overseas listing purposes and controlled directly or indirectly by the PRC Citizens shall obtain the approval of the CSRC prior to overseas listing and trading of such Overseas SPV’s securities on an overseas stock exchange.

Our PRC legal counsel, DOCVIT, has advised us that, based on its understanding of the current PRC laws and regulations, our corporate structure and arrangements are not subject to the M&A Rules. However, our PRC legal counsel has further advised us that there are substantial uncertainties as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules.

Regulations Relating to Value-Added Telecommunications Services

On September 25, 2000, the State Council issued the PRC Regulations on Telecommunications, or the Telecom Regulations, as last amended on February 6, 2016, to regulate telecommunications activities in China. The Telecom Regulations divided the telecommunications services into two categories, namely “infrastructure telecommunications services” and “value-added telecommunications services.” Pursuant to the Telecom Regulations, operators of value-added telecommunications services, or VATS, must first obtain a VATS License from the MIIT, or its provincial level counterparts. If operating telecommunications business without authorization or beyond one’s scope of business, the State Council’s department in charge of the information industry or the telecommunications administration authority of the province, autonomous region or municipality directly under the central government shall ex officio order rectification of the matter, confiscate the illegal income and impose a fine of not less than three times and not more than five times the illegal income; if there is no illegal income or if the illegal income is less than RMB50,000 (approximately $6,900), it shall impose a fine of not less than RMB100,000 (approximately $13,750) and not more than RMB 1 million (approximately $137,500); if the case is serious, it shall order the perpetrator to suspend operations and undergo rectification.

The Classified Catalog of Telecommunications Services (2015 Version), or the 2015 MIIT Catalog, amended in June 6, 2019, defines information services as “the information services provided for users through public communications networks or internet by means of information gathering, development, processing and the construction of the information platform.” Moreover, information services continue to be classified as a category of VATS and are clarified to include information release and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services under the 2015 MIIT Catalog.

The Administrative Measures on Internet Information Services, or ICP Measures, which was promulgated by the State Council in September 2000 and most recently amended on January 8, 2011, set forth more specific rules on the provision of internet information services. According to ICP Measures, any company that engages in the provision of commercial internet information services shall obtain a sub-category ICP License, from the relevant government authorities before providing any commercial internet information services within the PRC. Pursuant to the above-mentioned regulations, “commercial internet information services” generally refer to provision of specific information content, online advertising, web page construction and other online application services through internet for profit making purpose.

The Administrative Measures on Licensing of Telecommunications Business, or the Licenses Measures, issued on July 3, 2017 and took effect on September 1, 2017, set forth more specific provisions regarding the types of licenses required to operate VATS, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. Under these regulations, a commercial operator of VATS must first obtain a VATS License from MIIT or its provincial level counterparts, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains and, in the case of significant infringements, the related websites may be ordered to close.

Under the Licenses Measures, where telecommunications operators change the name, legal representative or registered capital within the validity period of their operating licenses, they shall file an application for update of the operating license to the original issuing authority within 30 days after completing the administration for industry and commerce. Those fail to comply with the procedure may be ordered to make rectifications, issued a warning or imposed a fine of RMB5,000 (approximately $690) to RMB30,000 (approximately $4,100) by the relevant telecommunications administrations.

The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, issued by the MITT in July 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic telecommunication service providers from leasing, transferring or selling telecommunications business operating licenses to any foreign investor in any form, or providing any resources, sites or facilities to any foreign investor for their illegal operation of a telecommunications business in China. According to this circular, either the holder of a value-added telecommunication services operation permit or its shareholders must directly own the domain names and trademarks used by such license holders in their provision of value-added telecommunication services. The circular also requires each license holder to have the necessary facilities, including servers, for its approved business operations and to maintain such facilities in the regions covered by its license.  The MIIT or its provincial counterpart has the power to require corrective actions after discovering any non-compliance by operators, and where operators fail to take those steps, the MIIT or its provincial counterpart can revoke the value-added telecommunications services license.

We engage in business activities that are VATS as defined in the Telecom Regulations and the Catalog. To comply with the relevant laws and regulations, the PRC operating entities have obtained the ICP license, issued by the Beijing Municipal Communications Administration, and the ICP license is valid until December 22, 2025.

Regulations on Internet Information Services

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was later amended on January 8, 2011. Under the Internet Measures, a value-added telecommunications license shall be obtained before conducting profitable internet information services in the PRC, and a filing requirement shall be satisfied before conducting non-profitable internet information service. The provision of information services through mobile apps is subject to the PRC laws and regulations governing Internet information services.

The content of the internet information is highly regulated in China and pursuant to the Internet Measures, the PRC government may shut down the websites of internet information providers and revoke their value-added telecommunications licenses (for profitable Internet information services) if they produce, reproduce, disseminate or broadcast internet content that contains content that is prohibited by law or administrative regulations. As of the date of this prospectus, to our knowledge, the PRC operating entities have not violated any regulations, nor received notice of any violations of regulations in the field of Internet information services.

Regulations Relating to Information Security and Privacy Protection

Internet information in China is regulated and restricted from a national security standpoint. The PRC government has enacted laws and regulations with respect to internet information security and protection of personal information from any abuse or unauthorized disclosure. The National People’s Congress, or the NPC, promulgated the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In addition, the Ministry of Public Security has promulgated measures prohibiting use of the internet in ways which result in a leak of state secrets or a spread of socially destabilizing content, among other things. If an internet information service provider violates any of these measures, competent authorities may revoke its operating license and shut down its websites.

In recent years, PRC government authorities have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. The ICP Measures, promulgated by the State Council requires internet information service providers to maintain an adequate system that protects the security of user information. In December 2005, the Ministry of Public Security, or the MPS, promulgated the Regulations on Technical Measures of Internet Security Protection, requiring internet service providers to utilize standard technical measures for internet security protection. Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any personal information on a user or provide any such information to third parties without the user’s consent. It must expressly inform the user of the method, content and purpose of the collection and processing of such user’s personal information and may only collect information to the extent necessary provide its services. An internet information service provider is also required to properly maintain users’ personal information, and in case of any leak or likely leak of such information, it must take immediate remedial measures and, in the event of a serious leak, report to the telecommunication’s regulatory authority immediately.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, rational and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

Pursuant to the Ninth Amendment to the PRC Criminal Law, issued by the SCNPC on August 29, 2015, which took effect on November 1, 2015, any internet service provider that fails to fulfill its obligations related to internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Moreover, pursuant to the PRC Criminal Law amended in December 2023, any individual or entity that (i) sells or discloses any citizen’s personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any citizen’s personal information, shall be subject to criminal penalty in severe situation. Any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation.

On November 7, 2016, the Standing Committee of the National People's Congress issued the PRC Cybersecurity Law, which took effect on June 1, 2017. The PRC Cybersecurity Law imposes certain data protection obligations on network operators, including that network operators may not disclose, tamper with, or damage users’ personal information that they have collected, and are obligated to delete unlawfully collected information and to amend incorrect information. Moreover, internet operators may not provide users’ personal information to others without consent. Exempted from these rules is information irreversibly processed to preclude identification of specific individuals. Also, the PRC Cybersecurity Law imposes breach notification requirements that will apply to breaches involving personal information.

On August 22, 2019, the CAC issued the Regulation on Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. Network operators are required to establish special policies and user agreements to protect children’s personal information, and to appoint special personnel in charge of protecting children’s personal information. Network operators who collect, use, transfer or disclose personal information of children are required to, in a prominent and clear way, notify and obtain consent from children’s guardians.

On August 20, 2021, the Standing Committee of the National People's Congress issued the Personal Information Protection Law of the PRC and took effect on November 1, 2021, which stipulates that (i) an individual’s consent shall be obtained by the personal information operator to use his/her sensitive personal information, such as biometric characteristics and individual location tracking, (ii) personal information operators using sensitive personal information shall notify individuals of the necessity of such use and impact on the individual’s rights, and (iii) where personal information operators reject an individual’s request to exercise his or her rights, the individual may file a lawsuit with a People’s Court.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, Standing Committee of the PRC National People’s Congress published the Data Security Law of the People's Republic of China, which will take effect on September 1, 2021. Any organization or individual collecting data shall adopt lawful and proper methods and shall not steal or obtain data by other illegal methods. On December 28, 2021, CAC published the Measures for Cybersecurity Review that has been effective on February 15, 2022, which required that, any “network platform operator” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review.

On July 30, 2021, the State Council promulgated the Security Protection Regulations for Critical Information Infrastructure, which took effect on September 1, 2021. Critical information infrastructure refers to the important network facilities and information systems in important industries and fields such as public telecommunications, information services, energy, transportation, water conservancy, finance, public services, e-government and national defense science, technology and industry, as well as other important network facilities and information systems which, in case of destruction, loss of function or leak of data may result in serious damage to national security, the national economy and the people's livelihood and public interests. Critical information infrastructure operators, or the CIIO, shall take technical protection measures and other necessary measures based on the graded protection for cyber security, respond to cyber security incidents, prevent cyber attacks and illegal and criminal activities, guarantee the safe and stable operation of critical information infrastructure, and maintain the integrity, confidentiality and availability of data.

Furthermore, the CAC released the Regulations for the Administration of Network Data Security (Exposure Draft) on November 14, 2021, and Regulation on Network Data Security Management published on September 24, 2024 and became effective on January 1, 2025, which stipulates that where network data handlers carry out network data processing activities that affect or may affect national security, they shall undergo a national security review in accordance with relevant national regulations. Handlers of important data shall conduct risk assessment of their network data handling activities on an annual basis and submit risk assessment reports to the competent authorities at or above the provincial level, which shall in turn promptly notify the cyberspace administration and the public security organ at the same level. The risk assessment report shall include the following aspects: (1) basic information of the network data handler, information of the management body for network data security, and the name and contact information of the person in charge of network data security; (2) the purpose, type, quantity, method, scope, storage period and storage location etc. of the important data handled as well as the information on network data handling activities carried out, excluding the contents of network data themselves, (3) management systems for network data security and the implementation thereof, technical measures such as encryption, backup, label identification, access control, security authentication and other necessary measures and the effectiveness thereof; (4) network data security risks discovered, network data security incidents that have occurred and the handling thereof; (5) risk assessment of the provision, entrusted handling and joint handling of important data; (6) cross-border transmission of network data; and (7) other information to be reported as specified by the competent authority.

According to the current regulation and based on the opinion of our PRC counsel, DOCVIT, our network facilities and information systems are not deemed as the critical information infrastructure, namely we are not deemed as a CIIO. As of the date of this prospectus, none of the PRC operating entities possess more than one million personal information of PRC individuals, we are not required to report for cybersecurity review, the relevant government regulators have not required us to conduct cybersecurity or data security investigations, and we have not received any inquiry, notice, warning, or sanction in such respect.

However, as the Measures for Cybersecurity Review (2021 Version) and Regulation on Network Data Security Management were newly adopted, there remains uncertainties in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. Thus, we cannot assure you that we will not be subject to cybersecurity review requirement in the future, and if so, that we would be able to pass such review in relation to this offering. See “Risk Factors—Risks Related to Our Business and Industry—The PRC operating entities may become subject to different laws and regulations in the PRC regarding privacy, data security, cybersecurity, and data protection. They may be liable for improper use or appropriation of personal information provided by their customers.”

Regulations on the Sale of Home Appliances

On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China which took effect on January 1, 2021. According to the Civil Code of the People’s Republic of China, the sale of electrical appliances is mainly adjusted by the legal relationship of the sale contract. The seller should obtain the right of disposal to make the ownership of the subject matter can be transferred. In addition, both parties shall perform their respective obligations.

Pursuant to the "Prohibition on the production, sale, import and export of Chlorofluorocarbons (CFCs) substances as refrigerants, blowing agents of Household Appliances," which was jointly promulgated by the State Environmental Protection Administration (revocation), the National Development and Reform Commission, the Ministry of Commerce, the General Administration of Customs, and the State Administration of Quality Supervision, Inspection and Quarantine (revocation) on May 28, 2007, and came into effect on the same day, since September 1, 2007, any enterprise (including production enterprises, distributors and retailers, including all circulation enterprises) shall not sell household electrical appliances with chlorofluorocarbons as refrigerants and blowing agents. The chlorofluorocarbons refer to one or several controlled substances of chlorofluorocarbons that can be used as refrigerants, blowing agents and cleaning agents, including CFC-11 (CFCl3), CFC-12 (CF2Cl2) and CFC-113 (C2F3Cl3).

On January 6, 2016, Ministry of Industry and Information Technology, National Development and Reform Commission, The Ministry of Science and Technology, Ministry of Finance, Ministry of Environmental Protection, Ministry of Commerce, General Administration of Customs, General Administration of Quality Supervision, Inspection and Quarantine jointly promulgated Administrative Measures on the Restriction of the Use of Hazardous Substances in Electrical and Electronic Products, which took effect on July 1, 2016. According to Administrative Measures on the Restriction of the Use of Hazardous Substances in Electrical and Electronic Products, during the course of sales, rigorously controlling the channels of product inflow, and refraining from selling electrical and electronic products that fail to comply with national or industry standards on the restriction of the use of hazardous substances in electrical and electronic products; Sellers of electrical and electronic products shall not sell the electrical and electronic products that violate national or industry standards for the restriction of the use of hazardous substances in electrical and electronic products. If a seller of electrical and electronic products, in violation of these Measures, sells electrical and electronic products which violate national or industry standards for the restriction of the use of hazardous substances in electrical and electronic products, authorities of commerce, customs, and quality and quarantine shall impose penalties to the extent of their respective authorities.

Pursuant to Measures to restore and expand consumption, which was promulgated by National Development and Reform Commission on July 28, 2023 and came into effect on the same day, the government called for increased consumption of home improvement and electronic products. Promote household decoration consumption and encourage the integration of intelligent indoor assembly. Promote smart home appliances, integrated home appliances, functional furniture and other products, and improve the level of intelligent green home. We will accelerate the implementation of actions to improve after-sales service for home appliances. We will carry out in-depth exchanges of old household appliances for new ones and strengthen recycling of used household appliances.

Electrical appliances sales is currently one of our main businesses, and all the household appliances we sell are qualified products which satisfy the requirements of relevant PRC laws and regulations and are obtained from home appliance manufacturers or distributors authorized by the manufacturer. As at the date of this prospectus, we have always complied with the laws and regulations relating to the sales of electrical appliances in the PRC, and actively carry out after-sales maintenance services for home appliances.

Regulations on the Maintenance and Repair of Home Appliances

On June 9, 2012, Measures for the Administration of Household Appliance Maintenance Services was issued by MOFCOM and took effect on August 1, 2012. Pursuant to Measures for the Administration of Household Appliance Maintenance Services, the Ministry of Commerce is responsible for the administration of the appliance repair service industry, and the competent commercial departments at all levels are responsible for the guidance, coordination, supervision and administration of the appliance repair service industry within their respective administrative areas. Household appliance maintenance practitioners shall have professional and technical qualifications to engage in corresponding maintenance activities. Home appliance maintenance operators involved in special operations, the person in charge and safety management personnel, shall conduct relevant safety responsibility training.

The State Council attaches great importance to the development of the service industry. On July 28, 2014, Guiding Opinions of the State Council on Accelerating the Development of Producer Services to Promote Industrial Restructuring and Upgrading, or the Guiding Opinions, was issued by the State Council and came into force on the same day. Pursuant to the Guiding Opinions, the government will vigorously develop professional maintenance and repair service, speed up technology research and application, and push forward the business of maintenance and repair and service mode innovations, and encourage full-life services including equipment supervision, maintenance, repair and operation. At the same time, the government will actively develop professional, socialized third-party service of maintenance and repair, and support institutions under well-conditioned industrial enterprises to transform to professional maintenance and repair companies, and improve after-sale service standards, further build after-sale service teams, and improve after-sale service certification system and quality monitoring system so as to keep boosting customer satisfaction.

The Guiding Opinions above is not a mandatory obligation for companies, but an encouraging initiative, and we are actively training home appliance repair service personnel in order to carry out home appliance repair service in the future.

Regulations on Franchise

Administrative Regulations on Commercial Franchise Operations adopted on February 6, 2007 and effective on May 1, 2007 stipulates that a franchisor must own at least two direct sales stores that have been operating for more than one year when engaging in franchise operations. A franchisor shall file records with the commerce administration authorities within 15 days upon conclusion of the first franchise contract pursuant to the provisions of these Regulations. Where a franchisor fails to file records pursuant to the provisions with the commerce administration authorities to file records within a stipulated period, the commerce administration authorities shall order the franchisor to file records within a stipulated period, impose a fine ranging from RMB10,000 (approximately $1,375) to RMB50,000 (approximately $6,900); where the franchisor fails to file records within the stipulated period, a fine ranging from RMB50,000 (approximately $6,900) to RMB100,000 (approximately $13,750) shall be imposed and a public announcement shall be made.

The revised Administrative Measures on Filing of Commercial Franchise was issued on December 12, 2011, which came into force on February 1, 2012 and was lately amended on December 29, 2023. The Measures for the Administration of Commercial Franchise Filing (Order No. 15 of the Ministry of Commerce in 2007) was repealed at the same time. According to the revised Administrative Measures on Filing of Commercial Franchise，the Ministry of Commerce and the commerce administrative authorities of the People's Governments of all provinces, autonomous regions and centrally-administered municipalities are the filing agencies for commercial franchise. Persons engaging in commercial franchise activities within a province, an autonomous region or a centrally-administered municipality shall file record with the commerce administrative authorities of the People's Government of the province, autonomous region or centrally-administered municipality where the franchisor is located; persons engaging franchise activities across provinces, autonomous regions or centrally-administered municipalities shall file record with the Ministry of Commerce. The Ministry of Commerce may, pursuant to the relevant provisions, entrust the relevant commerce administrative authorities of the People's Governments of provinces, autonomous regions and centrally-administered municipalities to complete filing of commercial franchise across provinces, autonomous regions or centrally-administered municipalities.

The revised Administrative Measures on Information Disclosure of Commercial Franchise was promulgated on February 23, 2012, and came into force on April 1, 2012. The Administrative Measures on Information Disclosure of Commercial Franchise (Ministry of Commerce Order (2007) No. 16) was repealed simultaneously. According to the revised Administrative Measures on Information Disclosure of Commercial Franchise, Franchisors shall disclose information stipulated in these Measures in writing to a franchisee pursuant to the provisions of the Regulations at least 30 days prior to the date of execution of the commercial franchise contract, except where the franchisor and the franchisee renew the former franchise contract under the same terms. Information disclosure by franchisors shall include the following contents: (1) basic information of the franchisor and the franchise activities. (2) basic information of business resources owned by the franchisor. (3) basic information on franchise expenses. (4) prices and conditions of the products, services, equipment provided to the franchisee, etc. (5) information on services provided for the franchisee on a continuous basis. (6) method and contents of guidance and supervision for business activities of the franchisees. (7) information on investment budget for the franchise network. (8) the relevant information on franchisees in China. (9) abstracts of financial accounting reports of the franchisor for the past two years audited by and audit reports issued by an accounting firm or an audit firm. (10) information on litigation and arbitration relating to the franchise of the franchisor during the past five years, including cause of action, litigation (arbitration) request, jurisdiction and outcome. (11) records of significant illegal business activities of the franchisor and its legal representative. (12) text of the franchise contract.

In July 2023, Beijing Management Co completed the filing of its franchise rights, then have the right to license the trademark “京睿旺铺 (Jingrui Wangpu, registration no. 26106077, see “Business—Intellectual Property—Trademarks)” to franchisees. As of the date of this prospectus, Beijing Management Co only licenses this trademark to Binzhou Jingrui Wangpu and Yangxin Jingrui Wangpu for the operation of the four community service centers, Jingrui Electric Housekeeper. Beijing Management Co has not received any notice of corrections, confiscation of illegal gains, or fines for breach of commercial franchise laws and regulations as of the date of this prospectus.

Regulations on House Leasing

Pursuant to the Administration of Urban Real Estate Law of the PRC, which was promulgated by the Standing Committee on July 5, 1994 and most recently amended on August 26, 2019, and implemented on January 1, 2020, a written lease contract shall be entered into between the lessor and the lessee for leasing a property, and the contract shall include the terms and conditions such as the term, purpose and price of leasing and liability for maintenance and repair, etc., as well as other rights and obligations of both parties.

Pursuant to the Administrative Measures on Leasing of Commodity Housing which was issued by Ministry of Housing and Urban-Rural Development on December 1, 2010 and came into effect on February 1, 2011, House may not be leased in any of the following circumstances: (i) the house is an illegal structure; (ii) the house fails to meet mandatory engineering construction standards with respect to safety and disaster preventions; (iii) house usage is changed in violation of applicable regulations; and (iv) other circumstances which are prohibited by laws and regulations. The lessor and the lessee shall register and file with the local property administration authority within thirty days after entering the lease contract and make further registration for changes of such lease (if any). Non-compliance with such registration and filing requirements shall be subject to fines from RMB1,000 (approximately $135) to RMB10,000 (approximately $1,375) if they fail to rectify within required time limits. In addition, the housing and urban-rural development department of government of provinces, autonomous regions and centrally administered municipalities may formulate implementation regulations based on these measures.

Base on foregoing regulations, lease contract should register and file with the local property administration authority within thirty days after entering the lease contract. However, very few lessors or lessees filed the lease contract in practice. As at the date of this prospectus, the lease contracts relating to the houses leased by the PRC operating entities from third parties have not been filed, but they have not received any notice of correction forfeiture of illegal gains or fines.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers, or the Consumer Protection Law, which became effective on January 1, 1994, and was further amended on August 27, 2009 and October 25, 2013. Under the Consumer Protection Law, any business operator providing a commodity or service to a consumer is subject to certain mandatory requirements, including the following:

(a) to ensure that commodities and services up to certain safety requirements;

(b) to protect the safety of consumers;

(c) to disclose serious defects of a commodity or a service and to adopt preventive measures against occurrence of damage;

(d) to provide consumers with accurate information and to refrain from conducting false advertising;

(e) to obtain consents of consumers and to disclose the rules for the collection and/or use of information when collecting data or information from consumers; to take technical measures and other necessary measures to protect the personal information collected from consumers; not to divulge, sell, or illegally provide consumers’ information to others; not to send commercial information to consumers without the consent or request of consumers or with a clear refusal from consumers;

(f) not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means;

(g) to remind consumers in a conspicuous manner to pay attention to the quality, quantity and prices or fees of commodities or services, duration and manner of performance, safety precautions and risk warnings, after-sales service, civil liability and other terms and conditions vital to the interests of consumers under a standard form of agreement prepared by the business operators, and to provide explanations as required by consumers; and

(h) not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators in China may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering apology and compensation for any loss thus incurred to the consumer. The following penalties may also be imposed by relevant governmental agencies upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

Pursuant to the Measures for the Administration of Household Appliance Maintenance Services, appliance maintenance operators should clearly inform consumers of the maintenance plan and matters requiring attention and cooperation before providing maintenance services, and respect consumers' choices. The government encourages home appliance maintenance operators to build a sound maintenance service guarantee network system, and is uniformly responsible for business acceptance, quality supervision, cost settlement, and complaint handling of maintenance services.

As of the date of the prospectus, the PRC operating entities have not conducted any actions that infringe on the legitimate rights and interests of consumers, nor have we received complaints or reports from consumers, any penalties or lawsuits for harming the interests of consumers.

Regulations on Labor Protection

The principal laws that govern employment include: (i) the Labor Law of the PRC, or the Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day.

According to the Labor Law, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law and its implementation rules regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it must compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies and shall pay or withhold relevant social insurance premiums for or on behalf of employees.

The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 2% of the unpaid social insurance can be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance can be charged.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up housing provident funds, permit of labor union of the employer and approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 (approximately $1,375) to RMB50,000 (approximately $6,900). When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

According to our PRC legal counsel, all employees of the PRC operating entities have signed labor contracts with them. But the PRC operating entities have not paid housing provident fund contributions in full for all of the employees. Our PRC operating entities employ a total of 40 employees, of which 21 have paid housing provident fund in full, and five employees have started to contribute to the housing provident fund in September 2023. 12 employees did not contribute to the housing provident fund. The remaining one employee is a personnel who reached the legal retirement age and cannot sign an employment contract with the PRC operating entities according the relevant laws in China. He signed a service contract with the PRC operating entities. This may subject the PRC operating entities to fines, according to the relevant laws. As of the date of this prospectus, no administrative actions, fines, or penalties have been imposed by the relevant PRC government authorities with respect to such non-compliance, nor has any order been received by the PRC operating entities to settle the outstanding amount of social insurance contributions and housing provident fund contributions. Such fees and fines, if and when imposed, could adversely affect our financial condition and results of operations.

Regulations Relating to Taxation

PRC Enterprise Income Tax

The EIT Law which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement that amended on June 15, 2018, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, Ministry of Finance and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

PRC Value Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated.

On March 23, 2016, the Ministry of Finance and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, SAT and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019. The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the SAT on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation) which became effective on May 1, 2005 and was amended on June 15, 2018, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008, and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%.

According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1, 2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process.

Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status. Although WFOE is currently wholly owned by Bai Zhi HK, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, as amended in 2017, which replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. The SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source or SAT Bulletin 37, which became effective on December 1, 2017, and SAT Circular 698 then was repealed with effect from December 1, 2017. SAT Bulletin 37 further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Bulletin 7. The SAT Bulletin 7 may be determined by the tax agencies to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Relating to Intellectual Property

The PRC has adopted comprehensive legislation governing intellectual property rights, including trademarks, copyrights and domain names.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of State Administration for Market Regulation is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is ten years from the date of approval of trademark application, and may be renewed for another ten years upon request provided relevant application procedures have been completed within twelve months before the end of the validity period. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB 5 million (approximately $690,000).

As of the date of this prospectus, we have 21 trademarks granted in the PRC, 1 trademark granted in the European Union, 1 trademark granted in the UK and 1 trademark granted in the U.S.

Copyright Law

The newly amended Copyright Law or the Copyright Law, consists of 67 articles in six chapters, and shall come into force on 1 June 2021. The Copyright Law provides that Chinese citizens, legal entities or unincorporated organizations, whether published or not, shall enjoy copyright in their works, which refer to ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form. Copyright owners enjoy certain legal rights, including right of publication, right of authorship and right of reproduction. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 1991, and amended in 2001, 2011, and 2013, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 1992 and amended in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of the date of this prospectus, we have 1 software copyright registered in China.

Regulations on Domain names

The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on August 24, 2017, which effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first-to-file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

As of the date of this prospectus, we have registered 2 domain names respectively as jingruiwangke.com and jrwangpu.com.

Regulations Relating to Mobile Internet Apps

On July 21, 2023, the MIIT issued the Notice of the Ministry of Industry and Information Technology on the Record-filing of Mobile Internet Apps, which requests APP (including the Mini program) sponsor that engages in Internet information services within the territory of the PRC shall go through the record-filing formalities, the APP sponsor that fails to complete the record-filing formalities shall not engage in APP Internet information services. As of the date of this prospectus, the PRC operating entities have completed the filing of Jingrui Wangpu APP  and Mini Program.

Regulations Relating to Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On March 30, 2015, SAFE issued the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises or SAFE Circular 19, Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

In January 2017, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, or Circular 3, effective simultaneously. Circular 3 sets out various capital control measures to tighten authenticity and compliance verification of cross-border transactions and cross-border capital flow, which include, without limitation, requiring banks to verify resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax recordation form, and audited financial statements relating to the outward remittance before conducting the outward remittance of profits above US$50,000, and making up for losses in previous years with profits pursuant to the law before it is allowed to remit the profits overseas.

In addition, on December 4, 2023, SAFE amended the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment promulgated on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the PBOC, NDRC, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the non-investment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital. As of the date of this prospectus, to our knowledge, the PRC operating entities have not violated any regulations, nor received notice of any violations of regulations in the field of foreign exchange.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM, which became and effective on March 1, 2003 and was amended on July 26, 2022, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

According to the Interim Provisions on the Administrative Measures for Examination and Registration of Medium and Long-term Foreign Debts of Enterprises promulgated by National Development and Reform Commission, which became effective on February 10, 2023, debt instruments with a maturity of more than 1 year (excluding), denominated in Renminbi or a foreign currency, issued overseas by enterprises in the People's Republic of China and overseas enterprises or branches controlled by them, with the principal repaid and interest accrued as agreed, shall complete formalities for examination and registration of foreign debts pursuant to the provisions of these Measures, report and disclose the relevant information, optimize use of foreign debts, carry out risk management properly, and cooperate in supervision and inspection.

On January 11, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

To the best of our knowledge, our shareholders who are PRC residents have completed the required registrations with the local counterpart of SAFE in relation to our financing and restructuring to our shareholding structure.

Regulations on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013, 2018 and 2023;

●	Foreign Investment Law of the PRC (2019); and

●	Implementation Regulations for the Foreign Investment Law of the People's Republic of China（2019）

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

MANAGEMENT

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position(s)
Juanjuan Si	40	Director, Chairperson of the Board of Directors
Pingchao Zhu	34	Chief Executive Officer
Xiyan Li	40	Chief Financial Officer
Guanghui Kong	37	Chief Operating Officer
Siqing Lian	60	Independent Director Nominee*
Yuxia Jia	49	Independent Director Nominee*
Xuxi Li	46	Independent Director Nominee*

*	Siqing Lian,Yuxia Jia, and Xuxi Li have accepted nominations to be our directors, effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

The following is a brief biography of each of our executive officers, directors, and director appointees:

Juanjuan Si has served as our director since June 2023. From 2019 to 2023, she served as the human resource and administrative manager and legal manager of Beijing JRWP. From 2014 to 2019, she served as the manager of the legal department of Shanghai Pilin Naier Culture and Communications Co., Ltd. From 2007 to 2014, she worked in the area of administrative and human resources for Weideyi Product Examination Technology (Shanghai) Co., Ltd. (Suzhou Branch). Ms. Si received her bachelor’s degree in administration management from Suzhou University.

Pingchao Zhu has served as our Chief Executive Officer since June 2023. From 2019 to 2023, he served as the deputy manager of the investment promotion department of Beijing JRWP. From 2013 to 2019, he worked for Shandong Wei Qiaolv Electronics Co., Ltd. Mr. Zhu received his college degree in thermodynamics from Binzhou Institute of Technology.

Xiyan Li has served as our Chief Financial Officer since June 2023. From 2018 to 2023, she served as the financial manager of Beijing JRWP. From 2012 to 2018, she served as an accountant at Binzhou Hongtai Commercial Co., Ltd. From 2005 to 2012, she served as book teller for Binzhou Jiuyang Doujiang Store. Ms. Li received her college degree in accounting from China University of Petroleum (East China).

Guanghui Kong has served as our Chief Operating Officer since June 2023. From 2018 to 2023, he served as the investment promotion manager of Beijing JRWP. From 2015 to 2017, he served as the sales manager of Shenzhen Baiqian Financial Service Co., Ltd. From 2011 to 2015, he served as an accountant for Xinuer Menswear Co., Ltd. Mr. Kong received his junior college degree in accounting computerization from Binzhou Polytechnic.

Siqing Lian will serve as our independent director starting immediately prior to the effectiveness of our registration statement of which this prospectus forms a part. Mr. Lian worked as the chairman of China Electrical Appliance Service Maintenance Association (“CEASMA”) from January 2019 to October 2023. As one of the leaders of the CEASMA, he was responsible for the operation and development of the association. His responsibilities included making strategies and development plans, drafting internal policies of the CEASMA, and risk control and management. Through his employment at the CSESMA, Mr. Lian developed a deep understanding of the electric appliance industry. Mr. Lian holds a bachelor’s and a master’s degree in economics, both of which were obtained from Beijing Normal University.

Yuxia Jia will serve as our independent director starting immediately prior to the effectiveness of our registration statement of which this prospectus forms a part. Ms. Jia has worked as the secretary of the board of directors of Beijing REIT Technology Development Co., Ltd. (“Beijing REIT”), a wholly-owned subsidiary of ReTo Eco-Solutions, Inc. (NASDAQ: RETO) (“RETO”) since June 2019. She is in charge of administration and management of this company. Ms. Jia joined Beijing REIT in 2000 as an accountant, and from 2005 to 2009, Ms. Jia was promoted to Chief Financial Officer of Beijing REIT. From 2009 to 2015, she served as the director of presidents office of Beijing REIT. From 2015 to 2019, she served as Chief Financial Officer of RETO. Ms. Jia holds a bachelor’s degree in accounting from China Agricultural University.

Xuxi Li will serve as our independent director starting immediately prior to the effectiveness of our registration statement of which this prospectus forms a part. Mr. Li is an attorney at law and has served as a partner and the director of the criminal defense division of Beijing Brilliance Law Office since October 2009. He provides legal advice to clients and represents them in various cases. Mr. Li holds a bachelor’s degree in economic law from Beijing University of Chemical and Technology, and a Master of Laws degree in American Law from Beasley School of Law, Temple University.

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Controlled Company

The currently issued and outstanding Class B Ordinary Shares are beneficially owned by Mr. Haojia Liu, representing 83.34% of the aggregate voting power of our total issued and outstanding share capital as of the date hereof, and together with the Class A Ordinary Shares beneficially owned by Mr. Haojia Liu, 85.18%. Upon completion of this offering, Haojia Liu will beneficially own approximately [●]% of the aggregate voting power of our total issued and outstanding share capital, assuming no exercise of the underwriters’ over-allotment option, or approximately [●]% assuming full exercise of the underwriters’ over-allotment option. Mr. Liu will have the ability to control matters requiring shareholder approval, including the election of directors, amendment of memorandum and articles of association and approval of certain major corporate transactions. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that a majority of the board of directors consist of independent directors;

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Board of Directors

Our board of directors will consist of four directors upon closing of this offering, three of whom will be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in a way which they consider to be in our best interests in good faith. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our directors have all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	approving the transfer of shares of our Company, including the registering of such shares in our share register.

Board Oversight of Cybersecurity Risks

The management of the operation and the business affairs of a Cayman Islands company lies within the power of its board of directors. Directors of companies incorporated under the Cayman Companies Act are subject to both statutory obligations under the Cayman Companies Act as well as fiduciary duties under the common law to the extent applicable to Cayman Islands companies. In addition to the statutory duties which include duties such as reporting obligations, the maintenance of internal company registers and accounting requirements, directors of Cayman Islands companies owe fiduciary duties including the duty to act in good faith and in the best interests of the company as well as a duty to act with care, skill and diligence under English common law principles. Maintaining sufficient protection against the increasing risks associated with cybercrime is clearly one of the key challenges to the commercial world and in our view, it is one of the duties of the Company’s board of directors to oversee cybersecurity risks.

Our board of directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. The board has delegated the responsibility of overseeing cybersecurity risks to the management of the Company and requires prompt reporting by the management to the board if any cybersecurity risks are detected. The Company has a team of 6 employees responsible for cyber security issues and they report to the management. The board receives regular reports from our management, including our technical director, on material cybersecurity risks and the degree of our exposure to those risks, including in connection with our supply chain, suppliers and other service providers. While the board oversees our cybersecurity risk management, management is responsible for day-to-day risk management processes. We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks and that our board leadership structure supports this approach.

Terms of Directors and Officers

The Company may by an ordinary resolution, appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors, appoint any person as a director, to fill a casual vacancy on the board of directors.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any, but no such term shall be implied in the absence of express provision. A director may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in our articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement). In addition, the office of director shall be vacated, if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to the Company; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Qualification

A director shall not be required to hold any shares in the Company by way of qualification.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers. Pursuant to the employment agreements, the form of which is filed as Exhibit 10.1 to the registration statement of which this prospectus forms a part, we will agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement [●] days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer has agreed to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the six months ended September 30, 2024 and for the fiscal year ended March 31, 2024, we paid an aggregate of $31,782 and $73,629 as a compensation to our executive officers and directors, respectively. None of our non-employee directors have any service contracts with us that provide for benefits upon termination of employment. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

Insider Participation Concerning Executive Compensation

Our board of directors has been making all determinations regarding executive officer compensation from the inception of our Company. When our Compensation Committee is set up, it will be making all determination regarding executive officer compensation (please see below).

Committees of the Board of Directors

We will establish three committees under the board of directors prior to the closing of this offering: an audit committee, a compensation committee, and a nominating and corporate governance committee. The appointment to the committees will be effective immediately upon the effective date of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Siqing Lian, Yuxia Jia, and Xuxi Li. Yuxia Jia will be the chairperson of our audit committee. We have determined that Siqing Lian, Yuxia Jia, and Xuxi Li will satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Yuxia Jia qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Siqing Lian, Yuxia Jia, and Xuxi Li. Xuxi Li will be the chairperson of our compensation committee. We have determined that Siqing Lian, Yuxia Jia, and Xuxi Li will satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension, and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Siqing Lian, Yuxia Jia, and Xuxi Li. Siqing Lian will be the chairperson of our nominating and corporate governance committee. We have determined that Siqing Lian, Yuxia Jia, and Xuxi Li will satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is to be filed as Exhibit [99.1] of the registration statement of which this prospectus forms a part and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Class A Ordinary Shares and Class B Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Class A Ordinary Shares offered in this offering for:

●	each of our directors and executive officers;

●	our directors and executive officers as a group; and

●	each person known to us to beneficially owns more than 5% of our Class A Ordinary Shares or Class B Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 13,000,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Percentage of beneficial ownership of each listed person after this offering is based on [●] Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares issued and outstanding immediately after the completion of this offering, assuming no exercise of the underwriters’ over-allotment option, and [●] Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares assuming full exercise of the underwriters’ over-allotment option

Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Class A Ordinary Shares or Class B Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of shares beneficially owned by a person listed below and the percentage ownership of such person, shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Class A Ordinary Shares and Class B Ordinary Shares shown as beneficially owned by them. As of the date of this prospectus, we have 17 shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Class A Ordinary Shares Beneficially Owned Prior to this offering*		Class B Ordinary Shares Beneficially Owned Prior to this offering		Class A Ordinary Shares Beneficially Owned After this offering (Over-allotment option not exercised)*			Class A Ordinary Shares Beneficially Owned After this offering (Over-allotment option fully exercised)*			Class B Ordinary Shares Beneficially Owned After this offering			Voting Power After this Offering (Over-allotment option not exercised)*		Voting Power After this Offering (Over-allotment option fully exercised)*
	Number	%	Number	%	Number	%		Number	%		Number	%		%		%
Directors and Executive Officers(1):
Juanjuan Si(2)	4,000,000	30.77%	—	—	4,000,000	[●]	%	4,000,000	[●]	%	0	[●]	%	[●]	%	[●]
Pingchao Zhu	0	0	0	0	0	0		0	0		0	0		0		0
Xiyan Li	0	0	0	0	0	0		0	0		0	0		0		0
Guanghui Kong	1,000,000	7.70%	0	0	1,000,000	[●]	%	1,000,000	[●]		0	0		0		0
Xuxi Li	0	0	0	0	0	0		0	0		0	0		0		0
Yuxia Jia	0	0	0	0	0	0		0	0		0	0		0		0
Siqing Lian	0	0	0	0	0	0		0	0		0	0		0		0
All directors and executive officers as a group (one individual):
	4,000,000	38.47%	—	—	5,000,000	[●]	%	5,000,000	[●]	%	[●]	[●]	%	[●]	%	[●]	%
5%(3) Shareholders:
JINGRUI YAJING LIMITED(4)	1,000,000	7.70%	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%	[●]	%	[●]	%
JINGRUI YAHUI LIMITED(5)	1,000,000	7.70%	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%	[●]	%	[●]
JINGRUI YAMEI LIMITED(6)	1,000,000	7.70%	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%	[●]	%	[●]
JINGRUI YARONG LIMITED(7)	1,000,000	7.70%	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%	[●]	%	[●]
JINGRUI YASHI LIMITED(8)	4,000,000	30.77%	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%	[●]	%	[●]
JINGRUI YAXIN LIMITED(9)	1,000,000	7.70%	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%	[●]	%	[●]
JINGRUI YAXUAN LIMITED(10)	1,000,000	7.70%	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%	[●]	%	[●]
JINGRUI YARU LIMITED(11)	800,000	6.20%	—	—	[●]	[●]	%	[●]	[●]	%	[●]	[●]	%	[●]	%	[●]
JINGRUI MALL LIMITED(12)	700,000	5.40%	7,000,000	100%	[●]	[●]	%	[●]	[●]	%	7,000,000	100%		[●]	%	[●]

Notes:

(1)	Unless otherwise indicated, the business address of each of the individuals is Room 402, Guangfu United International Center, Ningwei Street, Xiaoshan District, Hangzhou, Zhejiang Province, PRC.

(2)	Juanjuan Si is the only director and member of JINGRUI YASHI LIMITED. Please refer to Note (8).

(3)	Unless otherwise indicated, the registered address of each of the shareholders is Vistra Corporate Services Centre, Whickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(4)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 1,000,000 Class A Ordinary Shares held by JINGRUI YAJING LIMITED, a British Virgin Islands company, which is 100% owned by Guanghui Kong.

(5)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 1,000,000 Class A Ordinary Shares held by JINGRUI YAHUI LIMITED, a British Virgin Islands company, which is 100% owned by Qiusheng Ma.

(6)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 1,000,000 Class A Ordinary Shares held by JINGRUI YAMEI LIMITED, a British Virgin Islands company, which is 100% owned by Xianli Meng.

(7)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 1,000,000 Class A Ordinary Shares held by JINGRUI YARONG LIMITED, a British Virgin Islands company, which is 100% owned by Zhihua Chen.

(8)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 4,000,000 Class A Ordinary Shares held by JINGRUI YASHI LIMITED, a British Virgin Islands company, which is 100% owned by Juanjuan Si.

(9)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 1,000,000 Class A Ordinary Shares held by JINGRUI YAXIN LIMITED, a British Virgin Islands company, which is 100% owned by Xinyu Qu.

(10)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 1,000,000 Class A Ordinary Shares held by JINGRUI YAXUAN LIMITED, a British Virgin Islands company, which is 100% owned by Jinhui Qu.

(11)	The number of Class A Ordinary Shares beneficially owned prior to this offering represents 800,000 Class A Ordinary Shares held by JINGRUI YARU LIMITED, a British Virgin Islands company, which is 100% owned by Xiaolin Wang.

(12)	The number of Class A and Class B Ordinary Shares beneficially owned prior to this offering represents 700,000 Class A Ordinary Shares and 7,000,000 Class B Ordinary Shares held by JINGRUI MALL LIMITED, a British Virgin Islands company, which is 100% owned by Haojia Liu.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with the VIE and its Shareholders

See “Corporate History and Structure.”

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Material Transactions with Related Parties

The relationship and the nature of related party transactions for the six months ended September 30, 2024 and 2023, and for the fiscal years ended March 31, 2024, 2023 and 2022 and as of the date of this prospectus are summarized as follows:

Related Parties

The relationship of the related party is summarized as follow.

a.  Nature of relationships with related parties

Name	Relationship with the Company
Mr. Xuejun Liu	Director of the Company before April 30, 2024; ex-shareholder holding 84.3% of the voting interest of the Company before February 19, 2024; holding 35% ownership interest in Beijing Textron Rexing Software Co., Ltd. ("Beijing Textron") on behalf of Haojia Liu.
Mr. Haojia Liu	Son of Mr. Xuejun Liu; controlling shareholder of the Company; one of the board members of Zhejiang JRWP Quanwu and its subsidiary Shanghai Jingqi; 3.5% shareholder of Beijing Textron, also holding 43.666% ownership interest in Zhejiang JRWP Quanwu
Mr. Gang Luo	One of the board members of Shanghai Jingqi and holding 10% ownership interest in Shanghai Jingqi
Ms. Honge Ma	Wife of Mr. Xuejun Liu
Ms. Meijuan Han	Legal representative of the Company's VIE entity Zhejiang JRWP Quanwu and legal representative of Beijing Textron
Beijing Textron

Executive partner and largest shareholder of (1) Shenzhen JRWP E-Commerce, holding 98% ownership in Shenzhen JRWP E-Commerce and (2)  Hangzhou JRWP E-Commerce, holding 95.5% ownership interest in Hangzhou JRWP E-Commerce; the largest shareholder of Shanghai JRWP E-Commerce, holding 98% ownership interest in Shanghai JRWP E-Commerce.  Indirectly owns 87.95% ownership interest in the Company’s VIE entity Zhejiang JRWP Quanwu. Ms. Meijuan Han serves as the legal representative of this entity. Borrowed funds from the JRWP Operating Companies in the fiscal year ended March 31, 2022, and the fiscal year ended March 31, 2023. Provided working capital loan to the JRWP Operating Companies as of March 31, 2024.

Shenzhen JRWP E-Commerce	Shareholder of Zhejiang JRWP Quanwu, holding 10% ownership interest in Zhejiang JRWP Quanwu
Hangzhou JRWP E-Commerce	Shareholder of Zhejiang JRWP Quanwu, holding 10% ownership interest in Zhejiang JRWP Quanwu
Shanghai JRWP E-Commerce	Shareholder of Zhejiang JRWP Quanwu, holding 70% ownership interest in Zhejiang JRWP Quanwu
Ms. Juanjuan Si	Director and chairperson of the Board of Directors of the Company; executive partner of Shanghai JRWP E-Commerce, holding 0.5% equity interest; 20% shareholder of Beijing Textron
Shanghai Longde	Ms. Juanjuan Si is the executive partner of this entity, holding 90% equity interest in it. In addition, this entity is a 5% shareholder of Shanghai Jingqi. Borrowed fund from the JRWP Operating Companies as of September 30, 2024.
Ms. Xiufeng Cheng	Mother of Mr. Xuejun Liu
Binzhou Jingrui Network Technology Co., Ltd.	Provided working capital loan to support the PRC operating entities’ business operations. Ms. Xiufeng Chen is the legal representative of this entity.
Mr. Guanghui Kong	One of the board members of Zhejiang JRWP Quanwu. Legal representative of Beijing Management Co and Jingrui Wangpu Shandong; 5% Shareholder of Beijing Textron.
Mr. Shengchun Li	Our chief marketing officer before April 30, 2024 and director before December 18, 2023; holding 5% ownership interest in Beijing Textron on behalf of Juanjuan Si. Legal representative of Binzhou Hongtai Commercial and Trading Co., Ltd. (“Binzhou Hongtai”) until August 30, 2023; and 99.01% shareholder of Binzhou Hongtai.
Binzhou Hongtai	Borrowed funds from the PRC operating entities in the fiscal year ended March 31,2022. Mr. Shengchun Li, our chief marketing officer before April 30, 2024 and director before December 18, 2023, was the legal representative before August 30, 2023 and 99.01% shareholder of this entity.
Mr. Jianzhong Liu	Holding 5% ownership interest in Beijing Textron on behalf of Juanjuan Si
Ms. Ruixue Chou	Legal representative of the Company's VIE entity Ji'nan Zhongyue, holding 30% ownership interest in Ji'nan Zhongyue
Mr. Xiaolin Wang	Supervisor of the Company's VIE entity Ji'nan Zhongyue, holding 70% ownership interest in Ji'nan Zhongyue. 4% Shareholder of Beijing Textron
Mr. Yi Tian	Legal representative and general manager of the Company's VIE entity Dongying Yiqun, holding 93.33% ownership interest in Dongying Yiqun on behalf of Jun Chang.
Ms. Lian Zhao	Wife of Mr. Yi Tian
Ms. Bing Tian	Daughter of Mr. Yi Tian, borrowed fund from the PRC operating entities in the fiscal year ended March 31, 2022. Ms. Bing Tian provided working capital loan to the PRC operating entities in the fiscal year ended March 31, 2023
Ms. Qian Tian	Daughter of Mr. Yi Tian. Provided working capital loans to the JRWP Operating Companies as of September 30, 2024 and March 31, 2024.
Borui Da	Ms. Qian Tian is the legal representative and 95% shareholder of this entity. Borui Da had sales, purchases and accounts payable transactions with the PRC operating entities in the fiscal years ended March 31, 2023 and 2024, and in the six months ended September 30, 2024 and 2023.
Mr. Jun Chang	Supervisor of Beijing Management Co's subsidiary Jingrui Wangpu Shandong; supervisor of the Company's VIE entity Dongying Yiqun; holding 3.33% ownership interest in Dongying Yiqun; 2% Shareholder of Beijing Textron.
Mr. Chenglin Wang	Legal representative of the Company's VIE entity Zibo Lunsheng; holding 100% equity interest in Zibo Lunsheng on behalf of Xiaolin Wang
Ms. Xueying Liu	Legal representative of Beijing Management Co's subsidiary Yangxin Jingrui Wangpu; legal representative of the Company's VIE entity Shandong Yangxin; holding 50% ownership interest in Shandong Yangxin on behalf of Haojia Liu.
Shandong Yangxin Caida Electric Appliance Co., Ltd. (“Yangxin Caida”)	Mr. Jianzhong Liu is the legal representative of this entity and also holds 50% ownership interest in it. Mr. Shurong Li is the supervisor of this entity, holding 50% ownership interest in it on behalf of Haojia Liu. Yangxin Caida had purchases and accounts payable transactions with the PRC operating entities in the fiscal year ended March 31, 2022 and the fiscal year ended March 31, 2023
Mr. Pengpeng Ma	Holding 50% equity interest in the Company's VIE entity Shandong Yangxin before April 1, 2023 on behalf of Haojia Liu.
Ms. Zhiyan Zhang	Supervisor of Shanghai Jingqi; 40% shareholder of Binzhou Jingrui Trading Co., Ltd. (see below)
Ms. Xiufang Ma	Holding 5% equity interest in Beijing Textron on behalf of Juanjuan Si.
Ms. Yanxia Cui	Supervisor of Beijing Textron and Zhejiang JRWP Quanwu; legal representative of Binzhou Jingrui Trading Co., Ltd.; holding 60% ownership interest in Binzhou Jingrui Trading Co., Ltd.
Binzhou Jingrui Trading Co., Ltd.	An entity controlled by Ms. Zhiyan Zhang and Ms. Yanxia Cui. Ms. Zhiyan Zhang holds 40% ownership and Ms. Yanxia Cui holds 60% ownership in this entity. Binzhou Jingrui Trading Co., Ltd. provided working capital loan to support the PRC operating entities’ business operations.
Shandong Lijiabo	Mr. Boxiang Chou, brother of Ms. Ruixue Chou, holds 30% ownership interest in Shandong Lijiabo. This entity had purchases and accounts payable transactions with the PRC operating entities in the fiscal year ended March 31, 2024 and 2023 and in the six months ended September 30, 2024.

Related Party transactions

Revenue and accounts receivable by related parties

The revenues by a certain related party during the six months ended September 30, 2024 and 2023, and during the fiscal years ended March 31, 2024, 2023 and 2022 and during the period from September 30, 2024 up to the date of this prospectus, and the outstanding accounts receivable due from a certain related party as of September 30, 2024, March 31, 2024, 2023 and 2022 and as of the date of this prospectus consisted of the following:

		Revenue from related parties
		For the period from October 1, 2024 up to the date of this	For the six months ended September 30,		For the years ended March 31,
Name	Nature	prospectus	2024	2023	2024	2023	2022
Borui Da	Electric appliance sales	$-	$-	$2,313	$-	$3,656	$-

Total		$-	$-	$2,313	$-	$3,656	$-

Accounts receivable from related party
		As of the date of	As of September 30,	As of March 31,
Name	Nature	this prospectus	2024	2024	2023	2022
Borui Da	Electric appliance sales	$-	$-	-	$-	$-

Total		$-	$-	$-	$-	$-

Due from related party balance

Due from related parties consists of the following:

	As of the date of	As of September 30,	As of March 31,
	this prospectus	2024	2024	2023	2022
Beijing Textron Rexing Software Co., Ltd. ("Beijing Textron")	$-	$-	$-	$75,577	$516,371
Shanghai Longde E-Commerce Partnership (Limited Partnership)	-	28,955	-	-	547
Binzhou Hongtai Commercial and Trading Co., Ltd.	-	-	-	-	14,416
Shenzhen Jingrui Wangpu E-Commerce Partnership (Limited Partnership)	-	-	-	728	-
Mr. Jianzhong Liu	-	-	-	-	935
Mr. Haojia Liu	105,462	-	-	-	-
Mr. Guanghui Kong	-	-	-	-	946
Mr. Shengchun Li	-	-	-	2	760
Ms. Ruixue Chou	-	10,060	-	-	84,027
Ms. Qian Tian	-	-	-	159,012	-
Mr. Xuejun Liu	37,428	20,571	2,351	-	-
Ms. Bing Tian	-	-	-	-	44,243
Mr. Xiaolin Wang	168,361	116,347	-	327,268	-
Ms. Honge Ma	-	-	-	5,023	-
Ms. Meijuan Han	-	-	-	4,500	30,140
Total due from related parties	$311,251	$175,934	$2,351	$572,110	$692,386

The Company has, in the past, advanced cash to related parties for business purposes and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand. For amounts due from related parties, 100% of the March 31, 2024, 2023 and 2022 balances have been subsequently collected. Approximately 93% of the September 30, 2024 balance has been collected by October 2024. As of the date of this prospectus, there is no outstanding due from related parties. The Company does not have the intention to make cash advances to related parties in the future.

Due to related party balance

Dues to related parties consists of the following:

	As of the date of	As of September 30,	As of March 31,
	this prospectus	2024	2024	2023	2022
Binzhou Jingrui Network Technology Co., Ltd.	$-	$-	$-	$28,977	$31,549
Binzhou Jingrui Trading Co., Ltd.	-	-	-	46,730	5,674
Shanghai Longde E-Commerce Partnership (Limited Partnership)	-		969	8,581	-
Hangzhou Jingrui Wangpu E-Commerce Partnership (Limited Partnership)	-		-	475	-
Jinan Longde E-Commerce Partnership (Limited Partnership)	-		485
Beijing Textron Rexing Software Co., Ltd.	-		21,533
Mr. Xuejun Liu	-			26,749	285,140
Mr. Haojia Liu	-	2,190	-	-	-
Ms. Ruixue Chou	-		-	79,556	-
Ms. Qian Tian	25,462	17,037	41,721	-	134,795
Mr. Xiaolin Wang	-		20,042	-	1,027,643
Ms. Honge Ma	-			-	1,796
Mr. Chenglin Wang	-	9,544	-	-
Mr. Yi Tian	-		-	3,114	80,365
Ms. Bing Tian	-	3,078	1,496	1,572	-
Mr. Jun Chang	-		-	113	353
Ms. Lian Zhao	-	29	28	24	1,919
Mr. Chenglin Wang	-	-	2,049	5,867	5,592
Total	$25,462	$31,879	$88,322	$201,758	$1,574,827

As of September 30, 2024, March 31, 2024, 2023 and 2022, and as of the date of this prospectus, the balance of dues to related parties was comprised of advances from the Company’s related parties and was used for working capital during the Company’s normal course of business. Such advances were non-interest bearing and due on demand.

Purchases and accounts payable, related party

The purchase by a certain related party during the six months ended September 30, 2024 and 2023, and during the fiscal years ended March 31, 2024, 2023 and 2022, and during the period from October 1, 2024 up to the date of this prospectus, and the outstanding accounts payable to a certain related party as of September 30, 2024, March 31, 2024, 2023 and 2022 and as of the date of this prospectus consisted of the following:

		Purchases from related parties
		For the period from October 1, 2024 up to the date of	For the six months ended September 30,		For the years ended March 31,
Name	Nature	this prospectus	2024	2023	2024	2023	2022
Shandong Yangxin Caida Home Appliances Co.	Electric appliance sales	$-	$-	$64,807	$154,243	$674,994	497,087
Borui Da	Electric appliance sales	-	484,097	416,569	788,117	$274,239
Shandong Lijiabo	Electric appliance sales	-	467,290		1,021,699	$565,205
Total		$-	$951,387	$481,376	$1,964,059	$1,514,438	$497,087

		Accounts payable from related party
			As of March 31,
Name	Nature	As of the date of this prospectus	As of September 30, 2024	2024	2023	2022
Shandong Yangxin Caida Home Appliances Co.	Electric appliance sales	$-	$-	$-	$110,936	$202,655
Borui Da	Electric appliance sales	-	-	15,343	9,933
Shandong Lijiabo	Electric appliance sales	-	-	52,072	4,113
Total		$-	$-	$67,415	$124,982	$202,655

Prepayment, related parties

Prepayment, related parties, consisted of the following:

Prepayment to related parties
Name	Nature	As of the date of this prospectus	As of September 30, 2024	March 31, 2024	March 31, 2023	March 31, 2022
Borui Da	Electric appliance sales	$9,796	$5,868	$-	$-	$-
Shandong Lijiabo	Electric appliance sales	-	240,112	-
Total		$9,796	$245,980	$-	$-	$-

Prepayment represents advance payment to suppliers for purchase of electric appliance products. The September 30, 2024 balance has been subsequently realized when the related party suppliers delivered the electric appliance products to the Company.

Loan guarantees provided by related parties

In connection with the Company’s short-term bank loans borrowed from ICBC, two related party individuals, Mr. Yi Tian, legal representative of the Company’s VIE entity Dongying Yiqun, and his wife, Ms. Lian Zhao, jointly provided guarantee to these loans. These two individuals also pledged their personal property as collaterals to provide additional guarantee to these loans.

In connection with the Company’s short-term loans borrowed from Shenzhen Qianhai WeBank and Weihai Commercial Bank, a related party, Mr. Chenglin Wang, legal representative of Zibo Lunsheng, signed a maximum loan guarantee agreement with Shenzhen Qianhai WeBank and Weihai Commercial Bank to guarantee the loans (see Note 11 of notes to the consolidated financial statements).

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Cayman Companies Act below, and the common law of the Cayman Islands.

Our Post-Offering Memorandum and Articles of Association

We have adopted the second amended and restated memorandum and articles of association, which will become effective and replace our current amended and restated memorandum and articles of association in its entirety immediately prior to the completion of this offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Cayman Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company

Under our post-offering memorandum and articles of association, the objects for which our company is established are unrestricted, and we have the full power and authority to carry out any object not prohibited by the Cayman Companies Act or any other law of the Cayman Islands.

Class A Ordinary Shares and Class B Ordinary Shares

As of the date of this prospectus, our authorized share capital is $50,000 divided into 90,000,000 Class A Ordinary Shares of a par value of $0.0005 each and 10,000,000 Class B Ordinary Shares of a par value of $0.0005 each. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to ten (10) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

All of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Class A Ordinary Shares and Class B Ordinary Shares. We may not issue shares to bearer.

Subject to our articles of association and where applicable the Nasdaq listing rules, all shares for the time being unissued shall be under the control of the directors who may, in their absolute discretion and without the approval of the shareholders, cause the Company to (a) issue, allot and dispose of shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; (b) grant rights over shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding shares, at such times and on such other terms as they think proper; and (c) grant options with respect to shares and issue warrants or similar instruments with respect thereto. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] (if the underwriters’ over-allotment option is not exercised) or [●] (if the underwriters’ over-allotment option is fully exercised) Class A Ordinary Shares issued and outstanding held by at least 400 or 300 unrestricted round lot shareholders and beneficial owners which is the minimum requirement by Nasdaq, and [●] Class B Ordinary Shares issued and outstanding. Class A Ordinary Shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about [●].

Listing

We have applied to list our Class A Ordinary Shares on Nasdaq under the symbol “JRWP”. At this time, Nasdaq has not approved our application to list our Class A Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no assurance that our Class A Ordinary Shares will be approved for listing on Nasdaq.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Ordinary Shares and Class B Ordinary Shares is [·], at [·].

Dividends

Subject to the provisions of the Cayman Companies Act and any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

Subject to the provisions of the Cayman Companies Act and any rights and restrictions for the time being attached to any shares, the Company by an ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

Under Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in, immediately following the date on which the dividend is proposed to be paid, the company being unable to pay its debts as they fall due in the ordinary course of business. Where a company issues shares at a premium, whether for cash or otherwise, a sum equal to the aggregate amount of the value of the premiums on those shares shall be transferred to an account called “the share premium account”.

No dividend shall bear interest against the Company.

Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the board of directors and, if so forfeited, shall revert to the Company.

Voting Rights

A shareholder may participate in a general meeting in person or by proxy. At any general meeting a resolution put to the vote at the meeting shall be decided by a poll. A poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

In the case of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

An ordinary resolution means a resolution (a) passed by a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorized representatives, at a general meeting of the Company held in accordance with our articles of association; or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed. A special resolution means a special resolution of the Company passed in accordance with the Cayman Companies Act, being a resolution (a) passed by not less than two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

A special resolution will be required for important matters such as a change of name or making changes to our post-offering memorandum and articles of association.

Conversion Rights

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

Variation of Rights of Shares

Whenever the capital of the Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Alteration of Share Capital

Subject to the Cayman Companies Act, we may, by an ordinary resolution:

(a)	increase our share capital by new shares of such amount as they think expedient;

(b)	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

(c)	sub-divide our shares or any of them into shares of an amount smaller than that fixed by our memorandum of association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(d)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

Subject to the Cayman Companies Act, our shareholders may, by a special resolution, reduce its share capital and any capital redemption reserve in any manner authorized by the Cayman Companies Act.

Calls on Shares and Forfeiture of Shares

Subject to the terms of allotment, the directors may from time to time make calls on the shareholders in respect of any monies unpaid on their shares, and each shareholder shall (subject to receiving at least 14 calendar days’ notice specifying the time or times of payment) pay to us at the time or times so specified the amount called on such shares. The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof. Any Class A Ordinary Shares and Class B Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. No shareholder shall be entitled to vote at any general meeting of the Company unless all calls or other sums presently payable by such shareholder in respect of shares carrying the right to vote held by him have been paid. If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the directors shall be at liberty to waive payment of that interest wholly or in part.

We have a first and paramount lien on every share registered in the name of a person indebted or under liability to the Company (whether he is the sole registered holder of a share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable).

At any time the directors may declare a share to be wholly or partly exempt from the lien on shares provisions of our articles of association.

We may sell, in such manner as the directors in their absolute discretion think fit, any share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen (14) calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

Redemption, Repurchase and Surrender of Shares

Subject to the Cayman Companies Act and our articles of association, we may:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option of the shareholder or the Company, on the terms and in the manner as may be determined, before the issue of such shares, by either the board of directors or by the shareholders by an ordinary resolution;

(b)	purchase its own shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the board of directors or by the shareholders by an ordinary resolution, or are otherwise authorized by our articles of association; and

(c)	make a payment in respect of the redemption or purchase of its own shares in any manner permitted by the Cayman Companies Act, including out of capital.

Under the Cayman Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business.

In addition, under the Cayman Companies Act and our articles of association, our Company may accept the surrender of any fully paid share for no consideration.

Transfer of Shares

Provided that a transfer of shares complies with applicable rules of Nasdaq, a shareholder may transfer Class A Ordinary Shares or Class B Ordinary Shares to another person by completing an instrument of transfer in any usual or common form or such other form as the directors may, in their absolute discretion, approve.

The transferor shall be deemed to remain the holder of a Class A Ordinary Share or Class B Ordinary Share until the name of the transferee is entered into our register of members.

The directors may in their absolute discretion decline to register any transfer of shares which is not fully paid up or on which the Company has a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

(a)	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

(e)	a fee of such maximum sum as Nasdaq may determine to be payable, or such lesser sum as the board of directors may from time to time require, is paid to the Company in respect thereof.

If the directors refuse to register a transfer of any shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

The registration of transfers may, on ten (10) calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with Nasdaq listing rules, be suspended and our register of members closed at such times and for such periods as the directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor our register of members closed for more than thirty (30) calendar days in any calendar year.

Issuance of Additional Shares

Our post-offering memorandum and articles of association authorizes our board of directors to issue additional Class A Ordinary Shares or Class B Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

The Directors may authorize the division of shares into any number of classes and the different classes shall be authorized, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different classes (if any) may be fixed and determined by the directors or by an ordinary resolution.

Inspection of Books and Records

Holders of our Class A Ordinary Shares or Class B Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association and register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies in the Cayman Islands. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we may, but shall not be obliged to, in each calendar year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The chairman or the directors (acting by a resolution of the board of directors) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company. A shareholders’ requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company. The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the registered office of our Company, and may consist of several documents in like form each signed by one or more requisitionists. If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said twenty-one (21) calendar days.

At least seven (7) calendar days’ notice shall be given for any general meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of the business. Notice of every general meeting shall be given to (a) all shareholders holding shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and (b) every person entitled to a share in consequence of the death or bankruptcy of a shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

A general meeting of the Company shall, whether or not the notice specified in our articles of association has been given and whether or not the provisions of our articles of association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed (a) in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and (b) in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the shareholders having a right to attend and vote at the meeting, present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorized representative or proxy.

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third (1/3) of all votes attaching to all shares in issue and entitled to vote at such general meeting, present at the meeting, shall be a quorum for all purposes.

If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

The chairman of any general meeting at which a quorum is present may with the consent of the meeting (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen (14) calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

Directors

Unless otherwise determined by the Company in general meeting, the number of directors shall not be less than three (3) and not be more than nine (9), the exact number of directors to be determined from time to time by the board of directors.

The Company may by an ordinary resolution, appoint any person to be a director. The board of directors may, by the affirmative vote of a simple majority of the remaining directors present and voting at a meeting of the board of directors, appoint any person as a director, to fill a casual vacancy on the board of directors.

The remuneration of the directors may be determined by the directors or by an ordinary resolution.

A director shall not be required to hold any shares in the Company by way of qualification.

An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the director, if any; but no such term shall be implied in the absence of express provision. Each director whose term of office expires shall be eligible for re-election at a meeting of the shareholders or re-appointment by the board of directors.

A director may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in our articles of association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

The office of director shall be vacated, if the director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company; or

(d)	is removed from office pursuant to any other provision of our articles of association.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our post-offering memorandum and articles of association, our business shall be managed by the directors, who may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the directors that would have been valid if that resolution had not been passed.

The directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the completion of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may from time to time and at any time establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

The directors may from time to time and at any time by power of attorney (whether under seal or under hand) or otherwise appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys or authorized signatory (any such person being an “Attorney” or “Authorized Signatory”, respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under our articles of association) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such Attorney or Authorized Signatory as the directors may think fit, and may also authorize any such Attorney or Authorized Signatory to delegate all or any of the powers, authorities and discretion vested in him.

The directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Nasdaq listing rules and disqualification by the chairman of the relevant meeting of the board of directors, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Capitalization of Reserves

Subject to the Cayman Companies Act, the directors may resolve to capitalize an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), which is available for distribution.

Winding Up; Liquidation

If the Company shall be wound up, and the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, with the addition of, in the case of a company having a capital divided into shares, and a statement of the shares held by each member, which:

distinguishes each share by its number (so long as the share has a number);

confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

confirms the number and category of shares held by each member; and

confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

Under the Cayman Companies Act, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Exempted Company

We are an exempted company with limited liability under the Cayman Companies Act. The Cayman Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may not issue negotiable or bearer shares, but may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of the UK. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other things, a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a special resolution of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Cayman Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Cayman Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

The Cayman Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice in the prescribed manner to any dissenting shareholders to require them to transfer such shares to the offeror on the terms of the offer, unless an application is made by the dissenting shareholder to the Court for an order otherwise within one month from the date on which the notice was given. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a take-over offer is made and accepted by holders of not less than 90% of the shares affected within four months, the offer may, within a two-month period commencing on the expiration of such four months period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period commencing on the expiration of such four months period, give notice to require the dissenting shareholders to transfer such shares on the terms of the offer, unless an application is made to the Grand Court of the Cayman Islands by the dissenting shareholder within one month from the date on which the notice was given.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means than these statutory provisions, such as by way of a share capital exchange, asset acquisition or control of an operating business through contractual arrangements.

Shareholders’ Suits

In principle, we will be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder.

However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles which laid out certain exceptions to the foregoing principle, including when:

●	a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

●	the act complained of, although not beyond the scope of the company’s authority, could be effected only if duly authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority”.

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Directors’ Fiduciary Duties

Under the Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer, or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of our company to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, a director may be removed from office by an ordinary resolution (except with regard to the removal of a director who is the chairman, who may be removed from office by a special resolution), notwithstanding anything in our articles of association or in any agreement between our company and such director (but without prejudice to any claim for damages under such agreement). The office of director shall be vacated, if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing to our company; (iv) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties, which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Winding up; Dissolution

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Cayman Companies Act and our post-offering memorandum and articles of association, our company may be wound up and dissolved by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (as Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a constable or a nominated officer (pursuant to the Terrorism Act (as Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (as Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (as Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for the taking of steps at the request of you with a view to entering into a contract, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of vital, legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

We were incorporated in the Cayman Islands as an exempted company with limited liability on November 20, 2017. We issued the following Class A Ordinary Shares and Class B Ordinary Shares to our founding shareholders:

Purchaser	Securities	Date of Issuance	Number of Ordinary Shares	Consideration ($)
JINGRUI YADE LIMITED(1)	Class B	September 21, 2022	7,000,000	3,500.00
JINGRUI YAJING LIMITED	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YAFANG LIMITED(2)	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YAHUI LIMITED	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YAMEI LIMITED	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YANING LIMITED(2)	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YARONG LIMITED	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YASHI LIMITED	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YAXIN LIMITED	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YAXUAN LIMITED	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YAYUE LIMITED(2)	Class A	September 21, 2022	1,000,000	500.00
JINGRUI YARU LIMITED	Class A	September 21, 2022	800,000	400.00
JINGRUI MALL LIMITED	Class A	September 21, 2022	698,000	349.00
JINGRUI YAXIU LIMITED	Class A	September 21, 2022	600,000	300.00
JINGRUI YAQIAN LIMITED	Class A	September 21, 2022	400,000	200.00
JINGRUI YACHU LIMITED	Class A	September 21, 2022	300,000	150.00
JINGRUI YAJIE LIMITED	Class A	September 21, 2022	200,000	100.00

(1)	JINGRUI YADE LIMITED transferred 7,000,000 Class B Ordinary Shares of the Company to JINGRUI MALL LIMITED on February 19, 2024.

(2)	Each of JINGRUI YAFANG LIMITED, JINGRUI YANING LIMITED, and JINGRUI YAYUE LIMITED transferred 1,000,000 Class A Ordinary Shares of the Company respectively to JINGRUI YASHI LIMITED on February 19, 2024.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Class A Ordinary Shares, and although we expect to make an application for the Class A Ordinary Shares to be listed on Nasdaq, a regular trading market for our Class A Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Class A Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Class A Ordinary Shares held by public shareholders representing approximately [●]% of our Class A Ordinary Shares in issue if the underwriters do not exercise its over-allotment option, and approximately [●]% of our Class A Ordinary Shares in issue if the underwriters exercise their over-allotment option in full. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

Each of our directors and officers and holders of 5% or more of our outstanding shares on a fully diluted basis as of the effective date of the registration statement have agreed or are otherwise contractually restricted for a period of six (6) months after the date of this prospectus, without the prior written consent of the Representative not to directly or indirectly, (A) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company; or (B) file or caused to be filed any registration statement with the SEC relating to the offering of any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company.

There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period. The lock up does not apply to the issuance of shares upon the exercise of rights to acquire Ordinary Shares pursuant to any stock option or the conversion of any of our preferred convertible stock.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares outstanding prior to this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Class A Ordinary Shares then outstanding, in the form of Class A Ordinary Shares or otherwise, which will equal approximately [●] shares immediately after this offering, assuming the underwriters do not exercise their over-allotment option; or

●	the average weekly trading volume of the Class A Ordinary Shares on Nasdaq during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATION

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then last amended on December 29, 2018, and the Implementation Rules of the EIT Law, which was promulgated by the State Council on December 6, 2007, and was then last amended on April 23, 2019, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiary. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although the Company does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of the Company and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of the Company, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that the Company and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. DOCVIT, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, DOCVIT is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of this prospectus. Therefore, DOCVIT believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors—Risks Relating to Doing Business in the PRC—We may be deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, and be subject to the PRC taxation on our worldwide income, which may significantly increase our income tax expenses and materially decrease our profitability.”

If the PRC tax authorities determine that the Company is deemed as a PRC “resident enterprise,” the Company will be subject to PRC enterprise income tax on our worldwide income at a uniform tax rate of 25%, although dividends distributed to the Company from the Company existing PRC subsidiary and any other PRC subsidiaries which the Company may establish from time to time could be exempt from the PRC dividend withholding tax due to our PRC “resident recipient” status. This could have a material and adverse effect on the Company’s overall effective tax rate, income tax expenses and net income. Furthermore, dividends, if any, paid to our shareholders may be decreased as a result of the decrease in distributable profits. In addition, if the Company were considered a PRC “resident enterprise”, any dividends the Company pays to non-PRC investors, and the gains realized from the transfer of Class A Ordinary Shares may be considered income derived from sources within the PRC and be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty). It is unclear whether holders of our Class A Ordinary Shares would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that the Company is treated as a PRC resident enterprise.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Class A Ordinary Shares or Class B Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Class A Ordinary Shares or Class B Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Class A Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Class A Ordinary Shares);

●	persons who acquired our Class A Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Class A Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Class A Ordinary Shares; or

●	persons holding our Class A Ordinary Shares through a trust.

The brief discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Class A Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Class A Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Class A Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Class A Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders who hold Class A Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Class A Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Class A Ordinary Shares are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Class A Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Class A Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is not an income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Class A Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Class A Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Class A Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Class A Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Class A Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Class A Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Class A Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Class A Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Income Company (“PFIC”) Consequences

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Class A Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating the VIE as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with the VIE, and as a result, we are treating the VIE as our wholly-owned subsidiaries for U.S. federal income tax purposes. If we are not treated as owning the VIE for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Class A Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Class A Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Class A Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Class A Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Class A Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Class A Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may still avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Class A Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Class A Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Class A Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Ordinary Shares cannot be treated as capital, even if you hold the Class A Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Class A Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Class A Ordinary Shares as of the close of such taxable year over your adjusted basis in such Class A Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Class A Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Class A Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Class A Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Ordinary Shares. Your basis in the Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Class A Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Class A Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Class A Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Class A Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Class A Ordinary Shares, including regarding distributions received on the Class A Ordinary Shares and any gain realized on the disposition of the Class A Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Class A Ordinary Shares, then such Class A Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Class A Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Class A Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Class A Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Class A Ordinary Shares when inherited from a decedent that was previously a holder of our Class A Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Class A Ordinary Shares, or a mark-to-market election and ownership of those Class A Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Class A Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Class A Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Class A Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Class A Ordinary Shares, subject to certain exceptions (including an exception for Class A Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Class A Ordinary Shares.

UNDERWRITING

We expect to enter into an underwriting agreement with Eddid Securities USA Inc., as representative of the several underwriters named therein (the “Representative”), with respect to the Class A Ordinary Shares being offered in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters, and each underwriter has severally agreed to purchase from us, on a firm commitment basis, the number of Class A Ordinary Shares as indicated below at the initial public offering price less the underwriting discounts set forth on the cover page of this prospectus:

Name	Number of Ordinary Shares
Eddid Securities USA Inc.	[●]
[●]	[●]
Total

The underwriters are offering the Class A Ordinary Shares subject to their acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Class A Ordinary Shares are taken. However, the underwriters are not required to take or pay for the Class A Ordinary Shares covered by the underwriters’ option to purchase additional Class A Ordinary Shares described below.

We have granted to the underwriters a 45-day option, exercisable for 45 days from the effective date of this prospectus, to purchase up to an additional 15% of the total of number of Class A Ordinary Shares offered by us at the initial public offering price listed on the cover page of this prospectus, less the underwriting discounts. The underwriters’ option may be exercised in whole or in part, and may be exercised more than once, during the 45-day option period. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

The underwriters will offer the Class A Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[●] per Class A Ordinary Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

Upon the declaration of effectiveness of the registration statement of which this prospectus forms a part, we will enter into an underwriting agreement with the Representative. The terms of the underwriting agreement provide that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel, and our auditors.

Discounts and Expenses

The underwriting discounts are equal to seven percent (7%) of the initial public offering price set forth on the cover of this prospectus.

The following table shows the per Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [●] Class A Ordinary Shares.

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price
Underwriting discounts to be paid by us(1)
Proceeds, before expenses, to us

(1)	Does not include accountable and non-accountable expenses discussed below.

We have agreed to reimburse the Representative up to a maximum of $100,000 for out-of-pocket accountable expenses, including, but not limited to, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow and background check. We have agreed to pay the Representative an advanced expense of $75,000, which or any part thereof will be refunded to the Company to the extent not actually incurred in accordance with FINRA Rule 5110(g)(4).

We will also pay to the Representative by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of the Class A Ordinary Shares in this offering.

In addition, we have agreed to pay expenses relating to the offering, including: (i) the costs of preparing, printing and filing the registration statement with the SEC, amendments and supplements thereto, and post effective amendments, as well as the filing with FINRA, and payment of all necessary fees in connection therewith and the printing of a sufficient quantity of preliminary and final prospectuses as the Representative may reasonably request; (ii) the costs of preparing, printing and delivering exhibits thereto, in such quantities as the Representative may reasonably request; (iii) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the Representative; (iv) the fees of counsel(s) and accountants for us, including fees associated with any blue sky filings where applicable; (v) fees associated with our transfer agent; and (vi) fees, if necessary, associated with translation services.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, and non-accountable expense allowance, will be approximately $[●], including a maximum aggregate reimbursement of approximately $[●] of representative’s accountable expenses.

We have applied to list our Class A Ordinary Shares on Nasdaq under the symbol “JRWP”. At this time, Nasdaq has not approved our application to list our Class A Ordinary Shares. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no assurance that such application will be approved. If our application is not approved, this offering may not be completed.

Representative’s Warrants

In addition, we have agreed to issue warrants to the Representative to purchase a number of Class A Ordinary Shares equal to five percent (5.0%) of the total number of Class A Ordinary Shares sold in this offering (excluding any Class A Ordinary Shares sold as a result of the exercise of the underwriters’ over-allotment option). Such warrants shall have an exercise price equal to one hundred and twenty percent (120.0%) of the offering price of the Class A Ordinary Shares sold in this offering. The Representative’s Warrants may be purchased in cash or via cashless exercise as to all or a lesser number of such Class A Ordinary Shares underlying the Representative’s Warrants, and will terminate on the fifth anniversary of the commencement of sales of the securities issued in the Offering. The Representative’s Warrants shall be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six (6) months following the commencement of sales of the securities issued in the Offering. The Representative’s Warrants and the underlying Class A Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Representative’s Warrants nor any of our Class A Ordinary Shares issued upon exercise of the Representative’s Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of six (6) months beginning on the date of commencement of sales of this offering. In addition, although the Representative’s Warrants and the underlying Class A Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Representative’s Warrants will provide for registration rights in certain cases, including one demand registration right. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Representative’s Warrants. The piggyback registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the Class A Ordinary Shares issuable upon exercise of the Representative’s Warrants. The exercise price and number of Class A Ordinary Shares issuable upon exercise of the Representative’s Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation, or other structural transaction to prevent mechanical dilution.

Indemnification

We have agreed to indemnify each of the underwriters and their affiliates against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Right of First Refusal

We have agreed to grant the Representative, for the period commencing to the closing of this offering and concluding twelve (12) months thereafter, a right of first refusal to act as lead or managing underwriter, exclusive placement agent, exclusive financial advisor or in any other similar capacity, for any and all future registered, underwritten public offering of securities, and private placement of securities, for which the Company or any of the Subsidiaries retains the service of an investment bank or similar financial advisor in connection with such offering during such twelve (12) month period of the Company. We have agreed not to offer to retain any entity or person in connection with any such offering on terms more favorable than terms on which we offer to retain the Representative. Such offer shall be made in writing in order to be effective. The Representative shall notify us within five (5) business days of its receipt of the written offer contemplated above as to whether or not it agrees to accept such retention. If the Representative should decline such retention, we shall have no further obligations to the Representative with respect to the offering of securities.

Lock-Up Periods

All directors and officers and holders of 5% or more of our Class A or Class B Ordinary Shares  have agreed, for a period of six (6) months from the date of this prospectus, that we will not, without the prior written consent of the Representative, (i) offer, sell, or otherwise transfer or dispose of, directly or indirectly, any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company; or (ii) file or cause to be filed any registration statement with the SEC relating to the offering of any share capital of the Company or any securities convertible into or exercisable or exchangeable for share capital of the Company.

There are no existing agreements between the underwriters and any person who will execute a lock-up agreement in connection with this offering providing consent to the sale of shares prior to the expiration of the lock-up period. The lock up does not apply to the issuance of shares upon the exercise of rights to acquire Ordinary Shares pursuant to any existing stock option or the conversion of any of our preferred convertible stock.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price of the Class A Ordinary Shares will be negotiated between us and the underwriters. Among the factors to be considered in determining the initial public offering price of the Class A Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites or through other online services maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to their online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these the underwriters’ website and any information contained in any other website maintained by them is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Any underwriter who is a qualified market maker on The Nasdaq Capital Market may engage in passive market making transactions on The Nasdaq Capital Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

No Prior Public Market

Prior to this offering, there has been no public market for our securities and the public offering price for our Class A Ordinary Shares will be determined through negotiations between us and the Representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. The initial public offering price for our Class A Ordinary Shares in this offering has been arbitrarily determined by the Company in its negotiations with the underwriters and does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of the Company. The initial public offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the Class A Ordinary Shares sold in the public offering. The values of such shares are subject to change as a result of market conditions and other factors. We offer no assurances that the initial public offering price will correspond to the price at which the Class A Ordinary Shares will trade in the public market subsequent to this offering or that an active trading market for our shares will develop and continue after this offering.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the underwriters may sell more Class A Ordinary Shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Ordinary Shares available for purchase by the underwriters under the option to purchase additional Class A Ordinary Shares. The underwriters can close out a covered short sale by exercising the option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Class A Ordinary Shares. The underwriters may also sell Class A Ordinary Shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The underwriters must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be effected on Nasdaq, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A Ordinary Shares on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Abu Dhabi Global Market (“ADGM”). This prospectus relates to an Exempt Offer as that term is defined in Rule 4.3.1 of the Markets Rulebook of the Financial Services Regulatory Authority (“FSRA”). This prospectus is intended for distribution only to persons of a type specified in 4.3.1 of the FSRA Markets Rulebook. It must not be delivered to, or relied on by, any other person. The FSRA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The FSRA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The Class A Ordinary Shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the Class A Ordinary Shares offered should conduct their own due diligence on the Class A Ordinary Shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia. This prospectus is not a product disclosure statement, prospectus, or other type of disclosure document for the purposes of Corporations Act 2001 (Commonwealth of Australia) (the “Act”) and does not purport to include the information required of a product disclosure statement, prospectus, or other disclosure document under Chapter 6D.2 of the Act. No product disclosure statement, prospectus, disclosure document, offering material, or advertisement in relation to the offer of the Class A Ordinary Shares has been or will be lodged with the Australian Securities and Investments Commission or the Australian Securities Exchange.

Accordingly, (1) the offer of the Class A Ordinary Shares under this prospectus may only be made to persons: (i) to whom it is lawful to offer the Class A Ordinary Shares without disclosure to investors under Chapter 6D.2 of the Act under one or more exemptions set out in Section 708 of the Act, and (ii) who are “wholesale clients” as that term is defined in section 761G of the Act, (2) this prospectus may only be made available in Australia to persons as set forth in clause (1) above, and (3) by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (1) above, and the offeree agrees not to sell or offer for sale any of the Class A Ordinary Shares sold to the offeree within 12 months after their issue except as otherwise permitted under the Act.

British Virgin Islands. The ordinary shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The ordinary shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands. This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the ordinary shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands. The ordinary shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada. The ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Cayman Islands. This prospectus does not constitute a public offer of the Class A Ordinary Shares, whether by way of sale or subscription, in the Cayman Islands. The underwriters have represented and agreed that they have not offered or sold, and will not offer or sell, directly or indirectly, any Class A Ordinary Shares to any member of the public in the Cayman Islands.

China. The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (“PRC”) (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

Dubai International Financial Centre (“DIFC”). This prospectus relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no ordinary shares have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the ordinary shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of ordinary shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(i)	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(ii)	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or

(iii)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of ordinary shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any ordinary shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the ordinary shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any ordinary shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to ordinary shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe for any ordinary shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

France. This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des Marchés Financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation; and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Hong Kong. The Class A Ordinary Shares may not be offered or sold by means of this prospectus or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to the Class A Ordinary Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Ireland. The information in this document does not constitute a prospectus under any Irish laws or regulations, and this document has not been filed with or approved by any Irish regulatory authority, as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations; and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel. The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing of the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy. The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ - $$ - Aga e la Borsa, “CONSOB”) pursuant to Italian securities legislation, and, accordingly, no offering material relating to the securities may be distributed in Italy, and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971, as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan. The ordinary shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the ordinary shares nor any interest therein may be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of any Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Kazakhstan. This prospectus does not constitute an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer shares in Kazakhstan to or for the benefit of any Kazakhstan person or entity, except for those persons or entities that are capable to do so under the legislation of the Republic of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This prospectus shall not be construed as an advertisement (i.e., information intended for an unlimited group of persons which is distributed and placed in any form and aimed to create or maintain interest in the Company and its merchandise, trademarks, works, services and/or its securities and promote their sales) in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstan laws.

Kuwait. Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the Ordinary Shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Malaysia. The shares have not been and may not be approved by the securities commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

People’s Republic of China. This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Portugal. This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Qatar. In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this prospectus by the recipient to third parties in Qatar beyond the terms hereof is not permitted and shall be at the liability of such recipient.

Russian Federation. This prospectus or information contained therein is not an offer, or an invitation to make offers, sell, purchase, exchange or transfer any securities in the Russian Federation to or for the benefit of any Russian person or entity, and does not constitute an advertisement or offering of any securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this prospectus is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of Article 51.2 of the Federal Law no. 39-FZ dated 22 April 1996 “On the securities market” (as amended) (“Russian QIs”) and must not be distributed or circulated into the Russian Federation or made available in the Russian Federation to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law.

Saudi Arabia. This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial adviser.

Singapore. This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A Ordinary Shares may not be circulated or distributed, nor may our Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where our Class A Ordinary Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor; shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A Ordinary Shares under Section 275 of the SFA, except: (1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Sweden. This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland. The Class A Ordinary Shares will not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to our company or the Class A Ordinary Shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Class A Ordinary Shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of the Class A Ordinary Shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Class A Ordinary Shares.

Taiwan. The Class A Ordinary Shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing, or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the Class A Ordinary Shares in Taiwan.

United Arab Emirates Outside of the DIFC and the ADGM. This prospectus has not been reviewed, approved, or licensed by the Securities and Commodities Authority (“SCA”) and does not constitute a public offering of securities in the UAE as that term is defined in SCA Chairman Resolution No. 13/R.M. of 2021 Concerning the Regulations Manual of the Financial Activities and Status Regularization Mechanisms Rulebook (“SCA Rulebook”). This prospectus will only be made available on an exempt Private Offering basis pursuant to Article 6, Chapter 5, of Section 3 of the SCA Rulebook to Professional Investors or Counterparties, as each of the terms is defined in the SCA Rulebook, respectively, or on a reverse solicitation basis. Nothing in this prospectus constitutes the provision of any type of financial service engagement in any of the financial activities set out in Article 1, Chapter 2 of the SCA Rulebook.

The SCA accepts no liability in relation to the marketing, issuance and/or sale of the shares and is not making any recommendation with respect to any investment. Nothing contained in this prospectus is intended to constitute UAE investment, legal, tax, accounting or other professional advice. This prospectus is for the information of prospective investors only and nothing in this prospectus is intended to endorse or recommend a particular course of action. Prospective investors should consult with an appropriate professional for specific advice rendered on the basis of their situation.

United Kingdom. An offer of the Class A Ordinary Shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the Class A Ordinary Shares must be complied with in, from or otherwise involving the United Kingdom.

Vietnam. This offering of Class A Ordinary Shares has not been and will not be registered with the State Securities Commission of Vietnam under the Law on Securities of Vietnam and its guiding decrees and circulars.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
Nasdaq Listing Fee	$	[●]
FINRA Filing Fee	$	[●]
Legal Fees and Other Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Transfer Agent Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Class A Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Harney Westwood & Riegels, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Beijing DOCVIT Law Firm. Hunter Taubman Fischer & Li LLC may rely upon Harney Westwood & Riegels with respect to matters governed by Cayman Islands law and Beijing DOCVIT Law Firm with respect to matters governed by PRC law. Ortoli Rosenstadt LLP is acting as counsel to the Representative in connection with this offering. Ortoli Rosenstadt LLP may rely upon Beijing Dacheng Law Offices, LLP with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements for the years ended March 31, 2024 and 2023, included in this prospectus have been so included in reliance on the report of Simon & Edward, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Simon & Edward, LLP is located at 17506 Colima Road, Suite 101, Rowland Heights, CA 91748.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Class A Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Class A Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements, and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

JINGRUI WANG PU HOLDINGS GROUP LTD.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Jingrui Wang Pu Holdings Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Jingrui Wang Pu Holdings Group Ltd. and the subsidiaries (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of income and comprehensive income, changes in stockholders’ equity, and cash flows for each of the two years in the period ended March 31, 2024, and the related notes to the consolidated financial statements. In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Related Party Transactions

We identified the evaluation of the Company’s identification of related parties and related party transactions as a critical audit matter. This required a high degree of auditor judgment and an increased extent of effort when performing audit procedures to evaluate the reasonableness of management’s procedures performed to identify related parties and related party transactions of the Company.

The primary procedures we performed to address this critical audit matter included:

➢	Read new agreements and contracts with the related parties identified, and the terms and other information about transactions are consistent with our inquiries and other audit evidence obtained about the business substances of the transactions.;
➢	Inquired executive officers, key members of the Company, and the Board of Directors regarding related party relationship and transactions;
➢	Received confirmations from related parties and compared responses to the Company’s records;
➢	Evaluate the overall sufficiency of audit evidence over the identification of significant non-routine related party transactions with the entities;
➢	Performed the following procedures to identify information related to potential additional transactions between the Company and related parties that may also include third parties:
(a)	Perform information search online for external news and on third party websites about the transactions with the Company for new relationships possibly undisclosed and the related transactions.
(b)	Inspect the Company’s minutes from meetings of the Board of Directors.

/s/ Simon & Edward, LLP

We have served as the Company’s auditor since 2023.

Rowland Heights, California

August 23, 2024

JINGRUI WANG PU HOLDINGS GROUP LTD

CONSOLIDATED BALANCE SHEETS

	As of March 31,
	2024	2023
ASSETS
Current assets
Cash	$91,581	$71,247
Restricted cash	-	378,589
Accounts receivable, net	1,122,979	249,188
Inventories, net	2,528,779	1,903,368
Loan to third parties	4,847	59,725
Due from related parties	2,351	572,110
Deferred initial public offering costs	210,788	93,584
Prepaid expenses and other current assets	45,126	184,553
Total Current Assets	4,006,451	3,512,364

Non-current assets
Property and equipment, net	111,632	39,587
Intangible assets, net	8,841
Operating lease right of use assets, net	7,905	13,751
Total Non-current Assets	128,378	53,338

Total Assets	4,134,829	3,565,702

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	229,835	733,334
Notes payable	-	378,589
Accounts payable	338,746	17,064
Accounts payable - related parties	67,415	124,982
Deferred revenue	6,570	78
Taxes Payable	1,191,917	991,582
Due to related parties	88,322	201,758
Operating lease liabilities	8,723	14,512
Other current liabilities	116,319	52,396
Total Current Liabilities	2,047,847	2,514,295

Non-current Liabilities
Long-term loan	16,320	-
Total non-current Liabilities	16,320	-

Total Liabilities	2,064,167	2,514,295

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, $0.0005 par value, 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of March 31, 2024 and 2023, including*:
- Class A Ordinary Shares, $0.0005 par value, 90,000,000 shares authorized, 13,000,000 shares issued and outstanding	6,500	6,500
- Class B Ordinary Shares, $0.0005 par value, 10,000,000 shares authorized, 7,000,000 shares issued and outstanding	3,500	3,500
Additional paid-in capital	1,889,677	1,889,677
Retained earnings (accumulated deficit)	193,880	(884,726)
Accumulated other comprehensive income (loss)	(19,550)	34,113
Total Shareholders’ Equity	2,074,007	1,049,064
Non-controlling interest	(3,345)	2,343
Total Equity	2,070,662	1,051,407

Total Liabilities and Equity	$4,134,829	$3,565,702

*	The share numbers and amounts are presented on a retrospective basis, see Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the years ended March 31,
	2024	2023
Revenues, net	$10,652,127	$9,403,671
Cost of Revenues	7,858,187	7,301,016
Gross Profit	2,793,940	2,102,655

OPERATING EXPENSES
Selling and marketing expenses	848,496	682,171
General and administrative expenses	779,084	397,581
Total operating expenses	1,627,580	1,079,752

INCOME FROM OPERATIONS	1,166,360	1,022,903

OTHER INCOME (EXPENSES)
Interest income	6,204	9,962
Interest expenses	(20,591)	(16,678)
Other income, net	1,305	30,350
Total other income (expense), net	(13,082)	23,634

Income before Income Tax Expenses	1,153,278	1,046,537

Income tax provision	74,717	51,039

NET INCOME	1,078,561	995,498
Less: net (loss) income attributable to non-controlling interests	(45)	34
Net Income Attributable to Ordinary Shareholders	1,078,606	995,464

Comprehensive Income
Net income	1,078,561	995,498
Foreign currency translation adjustment	(53,663)	(7,165)
Comprehensive Income	1,024,898	988,333
Less: comprehensive (loss) income attributable to non-controlling interests	(45)	34

Comprehensive Income Attributable to Ordinary Shareholders	$1,024,943	$988,299

Earnings per share
Basic and Diluted	$0.05	$0.05

Weighted average number of ordinary shares-basic and diluted*	20,000,000	20,000,000

*	The share numbers are presented on a retrospective basis, see Note 13.

The accompanying notes are an integral part of these consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED MARCH 31, 2024 AND 2023

	Ordinary Shares, $0.0005 par value*
	Class A Shares	Amount	Class B Shares	Amount	Additional Paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total shareholders’ equity	Noncontrolling interest	Total equity
Balance, March 31, 2022	13,000,000	$6,500	7,000,000	$3,500	$1,889,677	$(1,880,190)	$41,278	$60,765	$2,309	$63,074
								-		-
Net income	-	-			-	995,464	-	995,464	34	995,498

Foreign currency translation adjustment	-	-			-	-	(7,165)	(7,165)	-	(7,165)
										-
Balance, March 31, 2023	13,000,000	$6,500	7,000,000	$3,500	$1,889,677	$(884,726)	$34,113	$1,049,064	$2,343	$1,051,407
Net income (loss)	-	-			-	1,078,606	-	1,078,606	(45)	1,078,561

Adjustment of prior year non-controlling interest	-	-	-	-	-	-	-	-	(5,643)	(5,643)
Foreign currency translation adjustment	-	-			-	-	(53,663)	(53,663)	-	(53,663)
										-
Balance, March 31, 2024	13,000,000	$6,500	7,000,000	$3,500	$1,889,677	$193,880	$(19,550)	$2,074,007	$(3,345)	$2,070,662

*The share numbers are presented on a retrospective basis, see Note 13

The accompanying notes are an integral part of these consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2024	2023
Cash Flows From Operating Activities:
Net Income	$1,078,561	$995,498
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	149,460	85,785
Inventory reserves	26,410	(3,254)
Changes in operating assets and liabilities:
Accounts receivable	(892,540)	183,640
Inventories	(750,130)	(24,379)
Due from related parties	545,834	67,169
Prepaid expenses and other current assets	221,054	74,085
Right-of-use operating lease assets	5,213	(11,347)
Accounts payable	320,969	(10,652)
Accounts payable - related parties	(47,903)	(62,229)
Deferred revenue	6,544	(96,754)
Lease liabilities	(5,118)	11,941
Taxes payable	250,619	272,089
Other current liabilities	66,977	(129,181)
Net cash provided by operating activities	975,950	1,352,411

Cash Flows From Investing Activities
Purchase of property and equipment	(222,207)	(83,434)
Purchase of intangible assets	(10,688)	-
Loan to third parties	52,346	56,925
Net cash used in investing activities	(180,549)	(26,509)

Cash Flows From Financing Activities:
Proceeds from short-term loans	255,207	204,330
Repayment of short-term loans	(726,355)	(234,623)
Proceeds from long-term loans	16,441	-
Proceeds from notes payable	565,082	1,225,983
Repayment of notes payable	(927,851)	(1,123,817)
Repayment of borrowings to related parties	(104,349)	(1,254,838)
Restricted cash	362,769	(102,165)
Payment for deferred initial public offering costs	(212,353)	(93,802)
Net cash used in financing activities	(771,409)	(1,378,932)

Effect of exchange rate changes on cash and restricted cash	(382,247)	68,649

Net (decrease) increase in cash and restricted cash	(358,255)	15,619
Cash and restricted cash at beginning of the year	449,836	434,217
Cash and restricted cash at end of the year	$91,581	$449,836

Supplemental disclosure of cash flow information
Cash paid for interest expense	$20,591	$16,678
Cash paid for income taxes	$269	$1,543

Reconciliation of cash and restricted cash
Cash, end of year	$91,581	$71,247
Restricted cash, end of year	-	378,589
Total cash and restricted cash, end of year	91,581	449,836

Cash, beginning of year	71,247	134,499
Restricted cash, beginning of year	378,589	299,718
Total cash and restricted cash, beginning of year	$449,836	$434,217

The accompanying notes are an integral part of these consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Jingrui Wang Pu Holdings Group Ltd. (“Jingrui Wang Pu” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in retail and wholesale sales of various electric appliance products to customers in the People’s Republic of China (“PRC”). The Company also provides electric appliance sales related services to customers and generates rental service revenue through leasing the extra space it had rented from large shopping malls to other small businesses in the electric appliance industry. Unless otherwise specified, the Company’s substantial business operations are located in the PRC.

Organization

Jingrui Wang Pu was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 20, 2017.

Jingrui Wang Pu owns 100% of the equity interests of Bai Zhi International Group Ltd. (“Bai Zhi HK”), a limited liability company formed under the laws of Hong Kong on December 12, 2017.

On February 10, 2023, Zhejiang Jingrui Wangpu Technology Holding Group Co., Ltd. (“WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Bai Zhi HK. WFOE established a wholly controlled subsidiary Zhejiang Jingrui Wangpu Industrial Development Co. Ltd. (“Zhejiang JRWP Industrial”) on March 1, 2023.

Jingrui Wang Pu, Bai Zhi HK, and WFOE and its subsidiary Zhejiang JRWP Industrial are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, the Company conducted its business operations through the following entities.

(1) Zhejiang Jingrui Wangpu Quanwu House Appliances Group Co., Ltd. (“Zhejiang JRWP Quanwu”), formed in Hangzhou, China on November 20, 2017. Zhejiang JRWP Quanwu has two wholly owned subsidiaries, including Beijing Jinnuo Baizhi Technology Co., Ltd. (“Beijing Jinnuo”), formed in Beijing, China on January 31, 2018 and Beijing Kangzhuang Shangde Enterprise Management Co., Ltd. (“Beijing Management Co.”), formed in Beijing, China on January 31, 2018. Zhejiang JRWP Quanwu also owns 67% equity in Shanghai Jingqi Ruilin Digital Technology Co., Ltd. (“Shanghai Jingqi”), formed in Shanghai, China on January 13, 2021. Beijing Management Co., owns 100% of the equity interests of Jingrui Wangpu (Shandong) Commercial Operation Management Co., Ltd. (“Jingrui Wangpu Shandong”), formed in Ji’nan, China on June 4, 2020, and also owns 70% equity interests of the following subsidiaries (i) Binzhou Jingrui Wangpu E-commerce Co., Ltd. (“Binzhou E-commerce”), formed in Binzhou, China on May 7, 2019. (ii) Guangrao Jingrui Wangpu E-commerce Co., Ltd. (“Guangrao E-commerce”), formed in Dongying, China on May 17, 2019; (iii) Yangxin Jingrui Wangpu E-commerce Co., Ltd. (“Yangxin E-commerce”), formed on April 30, 2019 in Binzhou, China; and (iv) Wudi Jingrui Wangpu E-commerce Co., Ltd. (“Wudi E-commerce”), formed in Binzhou, China on May 8, 2019.

Beijing Jinnuo, Beijing Management Co. and Jingrui Wangpu Shandong are currently providing electric appliance sales related services to customers. Shanghai Jingqi did not have substantial business operations as of March 31, 2024 and 2023. Zhejiang JRWP Quanwu did not have business operations as of March 31, 2023 but started to provide electric appliance sales related services to customers in the fiscal year ended March 31, 2024. Binzhou E-commerce and Yangxin E-commerce were incorporated to operate the community service centers, Jingrui Electric Housekeeper; and Guangrao E-commerce and Wudi-Ecommerce were incorporated to conduct e-commerce business in the PRC, but they do not have active business operations as of the date of this report.

(2) Dongying Yiqun Commerce and Trade Co., (“Dongying Yiqun”), formed in Guangrao, China on August 9, 2002, and is primarily engaged in electric appliance sales business and providing rental services to customers through leasing the extra space it has rented from large shopping malls to other small businesses in the electric appliance industry.

(3) Zibo Lunsheng Commerce and Trade Co., Ltd. (“Zibo Lunsheng”), formed in Zibo, China on November 25, 2015, and is primarily engaged in electric appliance sales, and providing electric appliance sales related services to customers.

(4) Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd., (“Ji’nan Zhongyue”), formed in Ji’nan, China on March 13, 2012, and is primarily engaged in electric appliance sales, and providing electric appliance sales related services to customers.

(5) Shandong Yangxin Hongtai Commerce and Trade Co. Ltd. (“Shandong Yangxin”), formed in Yangxin, China on July 14, 2009, and is primarily engaged in electric appliance sales business and also generating rental service revenue through leasing the extra space it has rented from large shopping malls to other small businesses in the electric appliance industry.

Dongying Yiqun, Zibo Lunsheng, Ji’nan Zhongyue, Yangxin Hongtai, Beijing Jinnuo, Beijing Management Co., and Jingrui Wangpu Shandong, are collectively referred to as the “JRWP Operating Companies”, and Zhejiang JRWP Quanwu, Zibo Lunsheng, Dongying Yiqun, Ji’nan Zhongyue and Shandong Yangxin are collectively referred to as the VIEs, and each of them is referred to as a VIE.

Reorganization

A reorganization of our legal structure (“Reorganization”) was completed on February 20, 2024. The Reorganization involved the formation of WFOE, and entering into certain contractual arrangements among Zhejiang JRWP Industrial, the VIEs and the shareholders of the VIEs. Consequently, the Company became the ultimate holding company of Bai Zhi HK, WFOE, Zhejiang JRWP Industrial and the primary beneficiary of the VIEs.

On February 20, 2024, Zhejiang JRWP Industrial entered into a series of contractual arrangements with the VIEs. These agreements include Exclusive Business Cooperation Agreements, Equity Interest Pledge Agreements, Exclusive Option Agreements, Power of Attorney and Spousal Consent (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, Zhejiang JRWP Industrial has the exclusive right to provide to the VIEs consulting services related to business operations, including technical and management consulting services. The VIE Agreements are designed to provide Zhejiang JRWP Industrial with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenue of the VIEs, for accounting purposes. We believe that the VIEs should be consolidated under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs for accounting purposes, to the extent that we consolidate the financial results of the VIEs in our consolidated financial statements under U.S. GAAP. We treat the VIEs as our consolidated entities under U.S. GAAP.

The consolidation of the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Company include the following entities:

Name of the entity	Date of incorporation	Place of Incorporation	% of ownership	Principal activities
Parent company:
Jingrui Wang Pu Holdings Group Ltd. (“Jingrui Wang Pu”)	November 20, 2017	Cayman Islands	Parent	Investment Holding
Subsidiary of the parent:
Bai Zhi International Group Ltd. (“Bai Zhi HK”)	December 12, 2017	Hong Kong	100%	Investment Holding
WFOE and WFOE’s subsidiary:
Zhejiang Jingrui Wangpu Technology Holding Group Co., Ltd. (“WFOE”)	February 10, 2023	Hangzhou City, PRC	100%	Investment Holding.
Zhejiang Jingrui Wangpu Industrial Development Co., Ltd., (“Zhejiang JRWP Industrial”)	March 1, 2023	Hangzhou City, PRC	100% controlled subsidiary of the WFOE	Investment Holding.
VIE entities:
Zhejiang Jingrui Wangpu Quanwu House Appliances Group Co.,Ltd. (“Zhejiang JRWP Quanwu”)	November 20, 2017	Hangzhou City, PRC	VIE	Investment Holding.
Zibo Lunsheng Commerce and Trade Co., Ltd. (“Zibo Lunsheng”)	November 25, 2015	Zibo City, PRC	VIE	Electric appliance sales, and also provide electric appliance sales related services to customers
Dongying Yiqun Commrce and Trade Co., (“Dongying Yiqun”)	August 9, 2002	Guangrao County, PRC	VIE	Electric appliance sales and provides rental services to customers.
Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd., (“Ji’nan Zhongyue”)	March 13, 2012	Ji’nan City, PRC	VIE	Electric appliance sales, and also provide electric appliance sales related services to customers
Shandong Yangxin Hongtai Commerce and Trade Co. Ltd. (“Shandong Yangxin”)	July 14, 2009	Yangxin County, PRC	VIE	Electric appliance sales and also provides rental services to customers.
Subsidiaries of the VIEs:
Beijing Jinnuo Baizhi Technology Co., Ltd. (“Beijing Jinnuo”)	January 31, 2018	Beijing, China	100% controlled subsidiary of Zhejiang JRWP Quanwu	Electric appliance sales related services
Shanghai Jingqi Ruilin Digital Technology Co., Ltd. (“Shanghai Jingqi”)	January 13, 2021	Shanghai, China	67% controlled subsidiary of Zhejiang JRWP Quanwu	Inactive business operations
Beijing Kangzhuang Shangde Enterprise Management Co., Ltd. (“Beijing Management Co.”)	January 31, 2018	Beijing, China	100% controlled subsidiary of Zhejiang JRWP Quanwu	Electric appliance sales related services
Jingrui Wangpu (Shandong) Commercial Operation Management Co., Ltd. (“Jingrui Wangpu Shandong”)	June 4, 2020	Ji’nan City, PRC	100% controlled subsidiary of Beijing Management Co	Electric appliance sales related services
Binzhou Jingrui Wangpu E-commerce Co., Ltd. (“Binzhou E-commerce”)	May 7, 2019	Binzhou City, PRC	70% controlled subsidiary of Beijing Management Co	Inactive business operations
Guangrao Jingrui Wangpu E-commerce Co., Ltd. (“Guangrao E-commerce”)	May 17, 2019	Dongying City, PRC	70% controlled subsidiary of Beijing Management Co and 30% controlled subsidiary of Dongying Yiqun	Inactive business operations
Yangxin Jingrui Wangpu E-commerce Co., Ltd. (“Yangxin E-commerce”)	April 30, 2019	Binzhou City, PRC	70% controlled subsidiary of Beijing Management Co	Inactive business operations
Wudi Jingrui Wangpu E-commerce Co., Ltd. (“Wudi E-commerce”)	May 8, 2019	Binzhou City, PRC	70% controlled subsidiary of Beijing Management Co	Inactive business operations

The VIE contractual arrangements

Zhejiang JRWP Quanwu (including its subsidiaries, Beijing Jinnuo, Shanghai Jingqi, Beijing Management Co., JRWP Shandong, Binzhou E-commerce, Guangrao E-commerce, Yangxin E-commerce, and Wudi E-commerce), Zibo Lunsheng, Dongying Yiqun, Ji’nan Zhongyue and Shandong Yangxin, are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, for accounting purposes, because it met the condition under U.S. GAAP to consolidate the VIE.

Zhejiang JRWP Industrial, is deemed to have a controlling financial interest in and be the primary beneficiary of the VIEs for accounting purposes because it has both of the following characteristics:

●	The power to direct activities of the VIEs that most significantly impact such entities’ economic performance, and

●	The right to receive benefits from, the VIEs that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the VIEs shall pay service fees equal to all of their net profits after tax payments to Zhejiang JRWP Industrial. At the same time, Zhejiang JRWP Industrial has the right to receive substantially all of their economic benefits for accounting purposes. Such contractual arrangements are designed so that the operations of the VIEs are solely for the benefit of Zhejiang JRWP Industrial and ultimately, the Company, and therefore the Company consolidates the VIEs under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the VIE structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries for accounting purposes under U.S. GAAP. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs and the VIEs’ subsidiaries.

The Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial, are essentially holding companies and do not have active operations as of March 31, 2023. During the year ended March 31, 2024, the Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial only recorded immaterial amount of assets and liabilities (including cash of $859, prepaid expense of $30,021, accrued expense of $29,619 and due to related parties of $20,010 as of March 31, 2024). In addition, there was no revenue generated by the Company, Bai Zhi HK and the WFOE during the fiscal year ended March 31, 2024, operating expenses and net loss reported by the Company, Bai Zhi HK and the WFOE amounted to approximately $331,520 for the year ended March 31, 2024. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operating results and cash flows of the VIEs and the VIEs’ subsidiaries. The Company has not provided any financial support to the VIEs and the VIEs’ subsidiaries during the years ended March 31, 2024 and 2023. Additionally, pursuant to the VIE Agreements, Zhejiang JRWP Industrial has the right to receive service fees equal to the VIEs’ net profits after tax payments. None of these fees were paid to Zhejiang JRWP Industrial as of March 31, 2024. Accordingly, as of March 31, 2024 and 2023, Zhejiang JRWP Industrial had approximately $1.4 million and $1.0 million consulting fee receivables due from the VIEs and the VIEs’ subsidiaries, respectively. These receivables were fully eliminated upon the consolidation.

The following financial statement amounts and balances of the VIEs were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	March 31, 2024	March 31, 2023
Current assets	$3,975,571	$3,512,364
Non-current assets	128,378	53,338
Total assets	$4,103,949	$3,565,702
Current liabilities	$1,998,218	$2,514,295
Non-current liabilities	16,320	-
Total liabilities	$2,014,538	$2,514,295

	For the Years Ended March 31,
	2024	2023
Revenue, net	$10,652,127	$9,403,671
Net income	$1,410,081	$995,498

	For the Years Ended March 31,
	2024	2023
Net cash provided by operating activities	$964,998	$1,258,609
Net cash used in investing activities	$(180,549)	$(26,509)
Net cash used in financing activities	$(761,323)	$(1,285,130)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities it controlled through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interests represent minority shareholders’ 33% ownership interest in Shanghai Jingqi and 30% ownership interest in Beijing Management Co.’s subsidiaries, Binzhou E-commerce, Yangxin E-commerce and Wudi E-commerce. The non-controlling interests are presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling interest holders and the shareholders of the Company.

Reclassifications

Certain amounts on the prior year’s consolidated balance sheets, consolidated statements of operations and cash flows, including deferred initial public offering costs, accounts payable and non-controlling interest, were reclassified to conform to current-year presentation, with no effect on ending stockholders’ equity, total net income and total cash flows.

Uses of estimates

In preparing the consolidated financial statements in conformity with the U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the estimated credit loss of accounts receivable and inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, estimates used in lease accounting, and realization of deferred tax assets. Actual results could differ from those estimates.

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations had been negatively affected by the COVID-19 pandemic during the fiscal years ended March 31, 2022 and 2023, but had not been materially affected during the fiscal year ended March 31, 2024.

During the fiscal year 2022, because the Chinese government implemented strict zero-COVID measures and policies, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus, the overall demand for JRWP Operating Companies’ products and services, particularly, the electric appliance products, was not materially affected. However, a COVID-19 resurgence could negatively affect the execution of customer contracts, the collection of customer payments and the temporary disruption of the Company’s supply chain. Specifically, starting from March 2022 through December 2022, there was COVID-19 pandemic resurgences across different geographic regions in China (the “2022 Outbreak”), including Shandong province which was the JRWP Operating Companies’ principal market. The 2022 Outbreak resulted in the implementation of significant governmental measures, including regional lockdowns, closures, quarantines, and travel bans. During the 2022 Outbreak, the JRWP Operating Companies experienced temporary decrease in monthly revenue because of the decreased demand by customers for electric appliance products during the lockdown period, the difficulty to source electric appliance products from various suppliers, and delayed payments from wholesale customers by approximately by one to two months. In December 2022, China announced a nationwide loosening of its zero-COVID policy. Many of the JRWP Operating Companies’ employees were infected, which reduced their capability to fulfill customer orders, or temporarily disrupted their supply chain by approximately two months from December 2022 to January 2023. Starting from early February 2023, the overall demand for the JRWP Operating Companies’ products and services has gradually resumed, which led to an increase in sales of electric appliance products in the fiscal year 2024. As a result, the Company’s revenue and net income increased by approximately $1.2 million, or 13.3%, and $0.08 million, or 8.3%, in the fiscal year ended March 31, 2024 as compared to the fiscal year ended March 31, 2023, respectively. Although the spread of COVID-19 appears to be under control as of the date of this prospectus, the extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and COVID-19 variants, if any, any related travel advisories and restrictions, and the overall impact of the COVID-19 pandemic on the global economy and capital markets, all of which remain uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation.

The Company maintains all of its bank accounts in the PRC. The Company’s cash balances in the PRC are insured by the PRC financial institution deposit insurance program up to a limit of RMB 500,000 (approximately $69,000) each bank account. The PRC financial institution pays compensation up to a limit of RMB 500,000 (approximately $69,000) per each bank account if the amount of principal and interest on deposits in the insured bank account owned by the same individual or corporate entity is less than RMB 500,000 (approximately $69,000). As of March 31, 2024 and 2023, cash and restricted cash balance of $91,581 and $449,836, respectively, were maintained at financial institutions in PRC and all of the balances were insured by the PRC financial institution deposit insurance program.

Restricted cash

Restricted cash represents cash used as collateral to secure the Company’s short-term bank notes payable. The Company is required to maintain escrow deposit amounts of 100% of the total bank notes amounts as a guarantee. Upon the maturity of the bank notes, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable (see Note 9).

Accounts receivable, net

Accounts receivable represent balances due from customers and are recorded net of allowance for credit loss.

On April 1, 2023, the Company adopted ASC 326, Credit Losses, which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables and is measured in accordance with ASC 326. The Company assesses the collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Receivables are written off after all collection efforts have ceased. As of March 31, 2024 and 2023, there was no allowance for credit loss on the Company’s outstanding accounts receivable as all of the accounts receivable balances deemed fully collectible.

Inventories, net

Inventories are comprised of purchased electric appliance products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. Inventory allowance amounted to $101,091 and $78,721 as of March 31, 2024 and 2023, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment	3-5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of comprehensive income in other income (expenses).

Intangible assets, net

The Company’s intangible assets primarily consist of purchased computer software. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The Company amortizes its intangible assets over useful lives of three years using a straight-line method. Amortization of intangible assets amounted to $1,781 and nil, for the years ended March 31, 2024 and 2023, respectively.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of March 31, 2024 and 2023.

Leases

The Company leases office space, which is classified as operating leases in accordance with ASC 842. Under ASC 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of March 31, 2024 and 2023 (see Note 8).

Notes payable

Notes payable represent short-term borrowings from PRC financial institutions in the form of written promissory note, which enables the Company to borrow a specific amount of money from the financial institutions as working capital and repay the amount back to financial institutions with interest over a predetermined time period, normally six months. The Company is also required to maintain escrow deposit amounts of 100% of the total bank notes amounts as a guarantee. Upon the maturity of the bank notes, the Company is required to deposit the remainder to the escrow account to settle the bank notes payable (see Note 9).

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred initial public offering costs amounted to $210,788 and $93,584 as of March 31, 2024 and 2023, respectively.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, restricted cash, accounts receivable, inventories, loan to third-parties, due from related parties, deferred initial public offering costs, prepaid expenses and other current assets, short-term loans, bank notes payable, accounts payable, taxes payable, due to related parties and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of March 31, 2024 and 2023 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at March 31, 2024 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Foreign currency translation

The functional currency for Jingrui Wang Pu is the U.S Dollar (“US$”). Bai Zhi HK uses Hong Kong dollar as its functional currency. However, Jingrui Wang Pu and Bai Zhi HK currently only serve as the holding companies and did not have active operations as of the date of this report. The Company primarily operates its business through the JRWP Operating Companies in the PRC as of March 31, 2024. The functional currency of the JRWP Operating Companies is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into US$, the reporting currency. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2024	March 31, 2023
Year-end spot rate	US$1=RMB 7.2203	US$1=RMB 6.8676
Average rate	US$1=RMB 7.1671	US$1=RMB 6.8516

Revenue recognition

On April 1, 2021, the Company adopted Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with customers”, using the modified retrospective approach.

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company currently generates its revenue from the following main sources:

Revenue from electric appliance sales

The Company sells various electric appliance products (such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, dryers, electric water kettles, food processors, and rice cookers, etc.) to individual consumers or wholesale distributors (the “customers”). The Company accounts for the revenue generated from sales of electric appliance products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no separately identifiable other promises in the contracts. The Company recognizes revenue net of discounts and sales return when the electric appliance products are delivered and the title is passed to customers. For electric appliance product sales, customers have the right to return the product within seven days if they are not satisfied with the purchases. If product return relates to product quality issue, it is the suppliers who take the ultimate responsibilities instead of the Company. Historically, product return was immaterial and only accounted for less than 1% of the total revenue for the years ended March 31, 2024 and 2023, respectively. Revenue is reported net of all value added taxes (“VAT”).

Revenue from electric appliance sales related services

In connection with the electric appliance sales, the Company provides the following services to customers (1) the Company provides electric appliance product after-sales maintenance and repair services to electric appliance product customers. Such services, not only include electric appliance maintenance, but also plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; (2) the Company provides advices on business strategy, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help customers to plan and organize seasonal offline sales and promotional campaign. These services are short-term in nature and are fixed-price contracts. The Company believes that it serves as a principal in these types of transactions because it has the latitude in establishing prices, and is responsible rendering the designated services. Related service fees are recognized as revenue at point when designated services are rendered, completed and accepted by customers.

Rental service revenue

The Company leases the extra space it has rented from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Rental income includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease, which includes the effects of rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use.  The Company only generated a small amount of rental income during the years ended March 31, 2024 and 2023.

Contract Assets and Liabilities

The Company did not have contract assets as of March 31, 2024 and 2023.

Contract liabilities are recognized for contracts where payment has been received in advance of product or service delivery. The Company’s contract liabilities, which are reflected in its consolidated balance sheets as deferred revenue of $6,570 and $78 as of March 31, 2024 and 2023, respectively, consist primarily of fees received from customers in advance of product delivery or services performed. These amounts represented the Company’s unsatisfied performance obligations as of the balance sheet dates. The amounts of revenue recognized in the years ended March 31, 2024 and 2023 that were included in the opening deferred revenue were $78 and $104,658, respectively.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by product and service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the years ended March 31, 2024 and 2023 are as follows:

Revenue by product and service types

The Company’s revenue derived from different product and service types are as below:

	For the years ended March 31,
	2024	2023
Revenue from electric appliance sales
Retail	$7,737,084	$6,891,536
Wholesale	1,733,220	1,929,971
Subtotal of electric appliance sales	9,470,304	8,821,507
Service revenue	1,171,767	567,262
Rental income	10,056	14,902
Total revenues	$10,652,127	$9,403,671

Revenue by customer types

The Company’s revenues by customer types are as below:

	For the years ended March 31,
	2024	2023
Revenues from third-party customers	$10,649,827	$9,400,006
Revenue from a related party customer	2,300	3,665
Total revenues	$10,652,127	$9,403,671

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended March 31, 2024 and 2023. The Company does not believe that there was any uncertain tax provision on March 31, 2024 and 2023. The Company’s subsidiaries and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the fiscal years ended March 31, 2024 and 2023. As of March 31, 2024 and 2023, all of the tax returns of the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities. The Company recorded a VAT payable or receivable net of payments in the accompanying consolidated financial statements.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of March 31, 2024 and 2023, there were no dilutive shares.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income in the consolidated statements of comprehensive income.

Employee benefit expenses

The Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying statements of income and comprehensive income amounted to $74,388 and $72,618 for the years ended March 31, 2024 and 2023, respectively.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on the management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280 (see Note 15).

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. This ASU is expected to improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for public companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 31, 2023, including interim periods within those fiscal years. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

On November 27, 2023, FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

On December 14, 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted effective for fiscal years beginning January 1, 2024. The Company is in the process of evaluation the impact of adopting this new guidance on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consist of the following:

	March 31, 2024	March 31, 2023
Accounts receivable	$1,122,979	$249,188
Less: allowance for doubtful account	-	-
Accounts receivable, net	$1,122,979	$249,188

The accounts receivable balance due as of March 31, 2023 and 2024 has been fully collected.

NOTE 4 – INVENTORIES, NET

Inventories, net, consist of the following:

	March 31, 2024	March 31, 2023
Electric appliance	$2,629,870	$1,982,089
Inventory valuation allowance	(101,091)	(78,721)
Total inventory, net	$2,528,779	$1,903,368

For the years ended March 31, 2024 and 2023, the Company recorded an inventory allowance of $26,410 and a recovery of inventory valuation allowance of $3,254, respectively. As of March 31, 2024 and 2023, inventory valuation amounted to $101,091 and $78,721, respectively. The movement of the inventory valuation allowance is as follows:

	March 31, 2024	March 31, 2023
Beginning balance of inventory valuation allowance	$78,721	$88,798
Increase in inventory reserve	26,410	-
Less: recovery of inventory reserve previously accrued	-	(3,254)
Foreign currency translation adjustment	(4,040)	(6,823)
Ending balance of inventory valuation allowance	$101,091	$78,721

NOTE 5 – LOANS TO THIRD PARTIES

Loans to third-parties consist of the following:

	March 31, 2024	March 31, 2023
Liu Xiuwen	$-	$59,725
Yangxin County Kangyu Logistic Co., Ltd.	4,847	-
Total loans to third-parties	$4,847	$59,725

Loans to third-parties represent cash advance to unrelated third-party business partners for short-term financing in order to maintain good business relationship.

Based on the agreement with Liu Xiuwen, loan balance below certain threshold (RMB 0.6 million or approximately $83,000) is interest free, but a 5% interest will be charged to loan balance above $83,000. Based on loan agreements with Yangxin County Kangyu Logistic Co., Ltd loan balance below RMB 2 million (approximately $277,000) is interest free, but a 5% interest will be charged to loan balance above $277,000. For the years ended March 31, 2024 and 2023, none of the loans to third-parties exceeded the above-mentioned threshold and accordingly no interest income was accrued on the loan balances as of March 31, 2024 and 2023.

Loans to third-parties are reviewed periodically to determine whether their carrying value has become impaired. As of March 31, 2024 and 2023, no impairment was recorded as the Company believes that all outstanding loans receivable from third parties are fully collectible.

As of the date of this report, the March 31, 2024 loans receivable from third parties have been fully collected. The Company does not have the intention to make further loan advances to third-parties going forward.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of March 31,
	2024	2023
Prepayment (1)	$6,839	$106,247
Other receivable (2)	17,554	38,047
Prepaid expenses (3)	20,733	40,259
Total prepaid expenses and other current assets	$45,126	$184,553

(1). Prepayments consist of balances paid to various suppliers for inventory purchases. Prepayments are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realization of the advance becomes doubtful. As of March 31, 2024 and 2023, there was no allowance of credit loss recorded as management believed that all of the prepayment balances fully realizable.

(2). Other receivable primarily includes rental security deposit paid to the landlords, which is fully refundable upon maturity of the lease agreements.

(3). Prepaid expenses primarily include prepaid rent and prepaid professional service fees paid to external service providers for software application development, which are charged to expenses over the service period.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	March 31, 2024	March 31, 2023
Office equipment	$59,002	$62,032
Leasehold improvement	436,149	226,651
Subtotal of property and equipment	495,151	288,683
Less: accumulated depreciation	(383,519)	(249,096)
Property and equipment, net	$111,632	$39,587

Depreciation expenses amounted to $147,679 and $85,785, for the years ended March 31, 2024 and 2023, respectively.

NOTE 8 –LEASES

Effective on April 1, 2021, the Company adopted ASC 842. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent the Company’s obligation to make lease payments derived from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

Balance sheet information related to operating leases ROU assets and lease liabilities is as follows:

	As of March 31,
	2024	2023
Operating lease right-of-use assets	$16,220	$26,796
Operating lease right-of-use assets- accumulated amortization	(8,315)	(13,045)
Operating lease right-of-use assets, net	7,905	13,751

Operating lease liabilities, current	8,723	14,512
Operating lease liabilities, non-current	-	-
Total operating lease liabilities	$8,723	$14,512

The weighted average remaining lease terms and discount rates for the operating lease as of March 31, 2024 and 2023 are as follows:

	March 31, 2024	March 31, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.6	2.6
Weighted average discount rate	4.80%	4.80%

For the years ended March 31, 2024 and 2023, amortization of right-of-use operating lease assets amounted to $5,121 and $5,745, respectively.

The JRWP Operating Companies also have entered into multiple lease agreements with landlords to lease office and store space with original lease terms less than 12 months, which are not recognized as right-of-use operating lease assets in accordance with ASC 842. For the years ended March 31, 2024 and 2023, operating lease expenses amounted to $269,995 and $243,253, respectively.

The following table summarizes the maturity of operating lease liabilities and future minimum payments of operating leases as of March 31, 2024:

Amounts
Year ending March 31,
2025	$5,661
2026	3,397
2027	-
Total lease payments	9,058
Less: imputed interest	(355)
Total operating lease liabilities	$8,723

NOTE 9— DEBT

The Company’s VIE entities Dongying Yiqun and Zibo Lunsheng borrowed short-term bank loans and bank notes from PRC banks as working capital funds. In addition, Beijing Management Co., and its subsidiary Jingrui Wangpu Shandong also borrowed loans from certain third-parties as working capital. As of March 31, 2024 and 2023, the Company’s short-term and long-term bank loans consisted of the following:

(a) Short-term and long-term bank loans:

		As of March 31,
		2024	2023
Short-term loans
Industrial and Commerce Bank of China Guangrao Branch	(1)	$193,898	$203,856
Sichuan XW Bank, current portion of long-term loan	(2)	34,552	-
China Merchant Bank Zibo Branch	(3)	1,385	-
Total short-term loans		$229,835	$203,856

Long-term loan
Sichuan XW Bank, long-term loan	(2)	$16,320	$-
Total long-term loan		$16,320	$-

(1)	On May 9, 2022, Dongying Yiqun, entered into a revolving short-term loan agreement with Industrial and Commerce Bank of China (“ICBC”) Guangrao Branch to borrow RMB 1.4 million (approximately $203,856) as working capital for one year, with loan maturity date on May 8, 2023. Upon timely repayment of the loan principal, the loan can be renewed every year until May 5, 2025. The loan bears variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 35 basis points. The effective rate was 4.05% per annum. The loan was fully repaid upon maturity.

On June 21, 2023, August 14, 2023 and December 23, 2023, Dongying Yiqun renewed the loan of RMB 500,000 (approximately $69,249), RMB 400,000 (approximately $55,400) and RMB 500,000 (approximately $69,249), respectively, with ICBC for one year, with loan maturity date on June 15, 2024, August 1, 2024 and December 22, 2024, respectively. These loan bear variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 35 basis points. For the loan borrowed on June 21, 2023 and August 14, 2023, the effective interest rate was 3.90% per annum. For the loan borrowed on December 23, 2023, the effective interest rate was 3.80% per annum. As of March 31, 2024, loan payable to ICBC amounted to $193,898.

For the above-mentioned loans borrowed from ICBC, two related party individuals, Mr. Yi Tian, legal representative of Dongying Yiqun, and his wife, Ms. Lian Zhao, jointly provided guarantee to these loans. These two individuals also pledged their personal property as collaterals to provide additional guarantee to these loans (see Note 11).

(2)	On July 31, 2023, the Company’s VIE entity, Zibo Lunsheng, entered into a loan agreement with Sichuan WX Bank to borrow RMB 500,000 (equivalent to $69,249) as working capital for two years, with a fixed loan interest rate of 16.20% per annum and maturity date on August 4, 2025. There was no collateral and other loan covenant requirement on this loan. As of March 31, 2024, current portion of long-term loan amounted to $34,552 and non-current portion amounted to $16,320.

(3)	On March 29, 2024, Jinan Zhongyue, entered into a loan agreement with China Merchant Bank Zibo Branch to borrow RMB10,000 (equivalent to $1,385) as working capital for one year, with a fixed loan interest rate of 4.93% per annum and the maturity date of March 29, 2025. There was no collateral and other loan covenant requirement on this loan.

(b) Bank note payables:

The Company has credit facilities with PRC banks that provide for working capital in the form of the following bank notes payable at March 31, 2024 and 2023:

							Balance as of March 31,
							2024	2023
Beneficiary	Endorser	Origination date	Maturity date	Interest rate	Amount borrowed	Amount repaid	Amount	Amount
Zibo Lunsheng	China Merchants Bank	10/11/2022	04/11/2023	0.05%	$116,489	$(116,489)	$-	$116,489
Zibo Lunsheng	China Merchants Bank	10/14/2022	04/04/2023	0.05%	145,611	(145,611)	-	145,611
Zibo Lunsheng	China Merchants Bank	10/18/2022	04/18/2023	0.05%	72,806	(72,806)	-	72,806
Zibo Lunsheng	China Merchants Bank	10/19/2022	04/19/2023	0.05%	43,683	(43,683)	-	43,683
Zibo Lunsheng	China Merchants Bank	05/09/2023	11/09/2023	0.05%	138,498	(138,498)	-	-
Zibo Lunsheng	China Merchants Bank	05/11/2023	11/11/2023	0.05%	138,498	(138,498)	-	-
Zibo Lunsheng	China Merchants Bank	05/17/2023	11/17/2023	0.05%	110,799	(110,799)	-	-
Zibo Lunsheng	China Merchants Bank	05/26/2023	11/26/2023	0.05%	69,249	(69,249)	-	-
Dongying Yiqun	Zheshang Bank	04/20/2023	10/20/2023	0.05%	6,925	(6,925)	-	-
Dongying Yiqun	Weifang Bank	05/17/2023	11/17/2023	0.05%	6,925	(6,925)	-	-
Dongying Yiqun	Yingkou Bank	05/27/2023	11/27/2023	0.05%	6,925	(6,925)	-	-
Dongying Yiqun	Zhangjiagang Rural Commercial Bank	07/03/2023	01/03/2024	0.05%	13,850	(13,850)	-	-
Dongying Yiqun	Weifang Bank	09/26/2023	03/26/2024	0.05%	13,850	(13,850)	-	-
Dongying Yiqun	Changshu Rural Commercial Bank	11/15/2023	05/15/2024	0.05%	13,850	(13,850)	-	-
Dongying Yiqun	Shengjing Bank	11/22/2023	06/22/2024	0.05%	13,850	(13,850)	-	-
Dongying Yiqun	Changzhou Bank	01/24/2024	07/24/2024	0.05%	13,850	(13,850)
Dongying Yiqun	Dongying Bank	01/30/2024	07/29/2024	0.05%	13,850	(13,850)	-	-
Total notes payable							$-	$378,589

From October 11, 2022 to October 19, 2022, the Company’s VIE entity, Zibo Lunsheng, entered into multiple agreements with China Merchants Bank to borrow an aggregate of $378,589 bank notes as working capital, with six months term. These bank notes have maturity date ranging from April 11, 2023 to April 19, 2023. Zibo Lunsheng was required to deposit 100% of the bank notes borrowing amount as restricted cash with China Merchants Bank as collaterals against these bank acceptance notes. As of March 31, 2023, the outstanding notes payable balance amounted to $378,589. These bank notes have been repaid upon maturity.

From May 9, 2023 to May 26, 2023, Zibo Lunsheng, further entered into multiple agreements with China Merchants Bank to borrow an aggregate of $457,044 bank notes as working capital, with six months term. These bank notes have maturity date ranging from November 9, 2023 to November 26, 2023. Zibo Lunsheng was required to deposit 100% of the bank notes borrowing amount as restricted cash with China Merchants Bank as collaterals against these bank acceptance notes. These bank notes have been repaid upon maturity.

From April 20, 2023 to January 30, 2024, the Company’s VIE entity, Dongying Yiqun, entered into multiple agreements with PRC banks (including Weifang Bank, Zheshang Bank, Yingkou Bank, Shengjing Bank, Changzhou Bank, etc.) to borrow an aggregate of $103,875 bank notes as working capital, with six months term. These bank notes have maturity date ranging from October 20, 2023 to July 29, 2024. Dongying Yiqun was required to deposit 100% of the bank notes borrowing amount as restricted cash with above mentioned PRC banks as collaterals against these bank acceptance notes. These bank notes have been repaid before March 31, 2024.

As of March 31, 2024, there was no outstanding notes payable balance. The Company did not borrow additional bank notes as of the date of this prospectus.

(c) Third party loans:

During the JRWP Operating Companies’ normal course of business, JRWP Operating Companies periodically enter into reciprocal loan agreements with third-parties, pursuant to which, JRWP Operating Companies and third-party business partners mutually agree to lend to and borrow from each other to address their short-term working capital funding needs. Generally, each loan agreement has defined a loan cap amount, under which no interest is bored while annum interest rate will be charged if the loan amount exceed the cap amount. As of March 31, 2024 and 2023, JRWP Operating Companies had loans receivable from certain third-parties (see Note 5) and also had the following loans payable to third-parties:

	March 31, 2024	March 31, 2023
Shandong Yangxin County Kangyu Logistic Co. (“Kangyu”), Ltd.(1)	$-	$325,622
Jinan Zhengming Trading Co., Ltd. (2)	-	-
Changle Sanlian Electric Appliance Co., Ltd. (“Changle Sanlian”)(3)	-	203,856
Total third-party loans	$-	$529,478

(1) On November 1, 2021, Beijing Management Co., a subsidiary of the Company’s VIE entity, Zhejiang JRWP Quanwu, entered into a loan agreement with Shandong Yangxin County Kangyu Logistic Co., Ltd. (“Kangyu”), pursuant to which, Beijing Management Co., can borrow up to a maximum of RMB 5 million (approximately $728,000) loan from Kangyu as working capital during the period from November 1, 2021 to October 30, 2024. For loan balance below $728,000, there is no interest charges, but a 5% interest will be charged to loan balance above $728,000. During fiscal year 2023, Beijing Management Co., borrowed RMB 1,866,200 (approximately $271,740) from Kangyu and also repaid RMB 1,019,856 (approximately $148,503), as a result, the outstanding loans payable to Kangyu amounted to RMB 2.2 million (approximately $ 325,622) as of March 31, 2023. During fiscal year 2024, Beijing Management Co. fully repaid the loan to Kangyu and there was no outstanding loan payable to Kangyu as of March 31, 2024. Because the outstanding loans payable balance to Kangyu did not exceed the threshold of RMB 5 million (approximately $685,300), no interest charges was accrued on the loan borrowed from Kangyu during the years ended March 31, 2024 and 2023, respectively.

(2). On April 6, 2023, Beijing Management Co.’s subsidiary, Binzhou E-commerce, entered into a loan agreement with Jinan Zhengming Trading Co., Ltd. (“Jinan Zhengming”), pursuant to which, Binzhou E-commerce, can borrow up to a maximum of RMB 4 million (approximately $548,000) loan from Jinan Zhengming as working capital during the period from April 6, 2023 to April 5, 2024. For loan balance below $548,000, there is no interest charges, but a 5% interest will be charged to loan balance above $548,000. During fiscal year 2024, Binzhou E-commerce only borrowed RMB 3 million (approximately $411,184) from Jinan Zhengming, which was below the interest charge threshold of $548,000, and accordingly no interest expense was accrued on this loan during the year ended March 31, 2024. The loan was repaid to Jinan Zhengming, and there no outstanding loan payable to Jinan Zhengming as of March 31, 2024.

(3) On November 30, 2021, Jingrui Wangpu Shandong, entered into a loan agreement with Changle Sanlian Electric Appliance Co., Ltd. (“Changle Sanlian”), pursuant to which, Jingrui Wangpu Shandong, can borrow up to a maximum of RMB 1 million (approximately $146,000) loan from Changle Sanlian as working capital during the period from December 1, 2021 to November 30 2024. For loan balance below $146,000, there is no interest charges, but a 5% interest will be charged to loan balance above $146,000. As of March 31, 2023, Jingrui Wangpu Shandong only borrowed RMB 0.6 million (approximately $82,000) from Changle Sanlian, which was fully repaid before March 31, 2024. Since the amount borrowed from Changle Sanlian was below the interest charge threshold of $146,000, and accordingly no interest expense was accrued on this loan during the year ended March 31, 2024 and 2023, respectively.

In addition, on November 30, 2021, Beijing Management Co., also entered into a loan agreement with Changle Sanlian to borrow up to a maximum of RMB 1 million (approximately $146,000) loan from Changle Sanlian as working capital during the period from December 1, 2021 to November 30, 2024. For loan balance below $146,000, there is no interest charges, but a 5% interest will be charged to loan balance above $146,000. As of March 31, 2023, Beijing Management Co., only borrowed RMB 0.8 million (approximately $110,000) from Changle Sanlian, which was fully repaid before March 31, 2024. Since the amount borrowed from Changle Sanlian was below the interest charge threshold of $146,000, and accordingly no interest expense was accrued on this loan for the years ended March 31, 2024 and 2023, respectively.

For the above-mentioned short-term bank loans and notes payables borrowed from PRC banks and financial institutions, interest expense amounted to $20,591 and $16,678 for the years ended March 31, 2024 and 2023, respectively. No interest expense was accrued and recorded for the third party loans because the outstanding loans payable did not exceed the required interest charge threshold as required by the loan contract.

NOTE 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Bai Zhi HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Bai Zhi HK did not generate any assessable profits arising in or derived from Hong Kong for the fiscal years ended March 31, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% corporate income tax (“CIT”) rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s VIE entities and their subsidiaries are incorporated in the PRC. During the years ended March 31, 2024 and 2023, Zhejiang JRWP Quanwu (including its subsidiaries, Beijing Jinnuo, Shanghai Jingqi, Beijing Management Co., Jingrui Wangpu Shandong, Binzhou E-commerce, Guangrao E-commerce, Yangxin E-commerce, and Wudi E-commerce), Zibo Lunsheng, Dongying Yiqun, Ji’nan Zhongyue and Yangxin Hongtai, all qualified as small-scaled minimal profit enterprises.

Based on the EIT Law of PRC, and according to the “Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises” issued by the State Taxation Administration (“STA”） dated on January 18, 2019, from January 1, 2019 to December 31, 2020, once an enterprise meets certain conditions (i.e., annual taxable income not exceeding RMB 3 million or approximately $0.4 million, number of employees not exceeding 300 and total assets not exceeding RMB 50 million or approximately $7.4 million) and is accordingly treated as a small-scale minimal profit enterprise, the portion of its taxable income less than RMB1 million (approximately $146,000) is subject to a reduced income tax rate of 5% and the portion of taxable income between RMB1 million (approximately $146,000) to RMB3 million (approximately $440,000) is subject to a reduced income tax rate of 10%. In addition, according to the “Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses” issued by STA dated on April 2, 2021, for qualified small-scaled minimal profit enterprise, the portion of its taxable income less than RMB1 million (approximately $146,000) is levied at a reduced income tax rate of 3% during the period from January 1, 2021 to December 31, 2022 and the portion of taxable income between RMB1 million (approximately $146,000) to RMB3 million (approximately $440,000) remained at a reduced rate of 10%. Furthermore, in order to further support the development of small-scaled minimal profit enterprises, on August 2, 2023, China’s Ministry of Finance (“MOF”) and STA jointly issued an announcement for tax implementation (the “MOF STA Announcement 2023 No. 12”), all small-scaled minimal profit enterprises are entitled to 50% reduction of resource tax (excluding water resource tax), urban maintenance and construction tax, property tax, urban land use tax, stamp duty (excluding stamp duty on securities transactions), arable land occupation tax, education surcharge and local education surcharge, and subject to a 20% CIT rate on 25% of their taxable income amount after the adjustment, which means the effective CIT rate for small-scaled minimal profit enterprises has been unified to 5% during the period from January 1, 2023, to December 31, 2027.

As a result of these corporate income tax cut incentives for small-scaled minimal profit enterprises, the Company’s VIE entities Dongying Yiqun, Zibo Lunsheng, Yangxin Hongtai and Ji’nan Zhongyue, Zhejiang JRWP Quanwu and its subsidiaries are subject to 5% income tax rate for the years ended March 31, 2024 and 2023. The impact of the tax holidays and exemptions noted above decreased PRC corporate income taxes by $213,603 and $210,596 for the years ended March 31, 2024 and 2023, respectively. The benefit of the tax holidays on net income per share (basic and diluted) of $0.01 and $0.01 for the years ended March 31, 2024 and 2023, respectively.

(i)	The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	For the Years Ended March 31,
	2024	2023
Current tax provision
Cayman Islands	$-	$-
Hong Kong	-	-
China	74,717	51,039
	74,717	51,039
Deferred tax provision
Cayman Islands	-	-
Hong Kong	-	-
China	-	-
	-	-
Income tax provision	$74,717	$51,039

The following table reconciles the Company’s effective income tax rate for the years ended March 31, 2024 and 2023:

	For the years ended March 31,
	2024	2023
China statutory income tax rate	25.0%	25.0%
Effect of PRC tax holidays and exemptions	(23.2)%	(26.0)%
Permanent difference	0.0%	0.0%
Change in valuation allowance	4.7%	5.9%
Effective income tax rate	6.5%	4.9%

Deferred tax assets

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company’s VIEs and subsidiaries of the VIEs in the PRC, include JRWP Quanwu, Beijing Jinnuo, Shanghai Jingqi, Beijing Management Co., Binzhou E-comment and Yangxin E-commerce have also reported recurring operating losses since 2021

Management concluded that the chances for the above mentioned VIEs and subsidiaries of the VIEs that suffered recurring losses in the prior period to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, no deferred tax assets of these subsidiaries and VIE was recognized and reported for the years ended March 31, 2024 and 2023, respectively.

(b)	Taxes payable

Taxes payable consist of the following:

	March 31, 2024	March 31, 2023
Income tax payable	$266,598	$202,624
Value added tax payable	925,316	788,952
Other taxes payable	3	6
Total taxes payable	$1,191,917	$991,582

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended March 31, 2024 and 2023. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from March 31, 2024. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of March 31, 2024 and 2023, all of the tax returns of the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

NOTE 11 — RELATED PARTY TRANSACTIONS

a.	Nature of relationships with related parties

Name	Relationship with the Company
Mr. Xuejun Liu	Director of the Company before April 30, 2024; ex-shareholder held 84.3% of the voting interest of the Company before February 19, 2024; holding 35% ownership interest in Beijing Textron Rexing Software Co., Ltd. ("Beijing Textron") on behalf of Haojia Liu.
Mr. Haojia Liu	Son of Mr. Xuejun Liu; controlling shareholder of the Company; one of the board members of Zhejiang JRWP Quanwu and its subsidiary Shanghai Jingqi; 3.5% shareholder of Beijing Textron, also holding 43.66% ownership interest in Zhejiang JRWP Quanwu
Mr. Gang Luo	One of the board members of Shanghai Jingqi and holding 10% ownership interest in Shanghai Jingqi
Ms. Honge Ma	Wife of Mr. Xuejun Liu
Ms. Meijuan Han	Legal representative of the Company's VIE entity Zhejiang JRWP Quanwu and legal representative of Beijing Textron
Beijing Textron	Executive partner and largest shareholder of (1) Shenzhen Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Shenzhen JRWP E-Commerce”), holding 98% ownership in Shenzhen JRWP E-Commerce and (2) Hangzhou Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Hangzhou JRWP E-Commerce”), holding 95.5% ownership interest in Hangzhou JRWP E-Commerce; and the largest shareholder of (3) Shanghai Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Shanghai JRWP E-Commerce”), holding 98% ownership interest in Shanghai JRWP E-Commerce. Indirectly owns 87.95% ownership interest in the Company’s VIE entity Zhejiang JRWP Quanwu. Ms. Meijuan Han serves as the legal representative of this entity. Borrowed funds from the JRWP Operating Companies in the fiscal year 2023.
Shenzhen JRWP E-Commerce	Shareholder of Zhejiang JRWP Quanwu, holding 10% ownership interest in Zhejiang JRWP Quanwu
Hangzhou JRWP E-Commerce	Shareholder of Zhejiang JRWP Quanwu, holding 10% ownership interest in Zhejiang JRWP Quanwu
Shanghai JRWP E-Commerce	Shareholder of Zhejiang JRWP Quanwu, holding 70% ownership interest in Zhejiang JRWP Quanwu
Ms. Juanjuan Si	Director and chairperson of the Board of Directors of the Company; executive partner of Shanghai JRWP E-Commerce, holding 0.5% equity interest; 20% shareholder of Beijing Textron
Shanghai Longde	Ms. Juanjuan Si is the executive partner of this entity, holding 90% equity interest in it. In addition, this entity is a 5% shareholder of Shanghai Jingqi
Ms. Xiufeng Cheng	Mother of Mr. Xuejun Liu
Binzhou Jingrui Network Technology Co., Ltd.	Provided working capital loan to support the PRC operating entities’ business operations. Ms. Xiufeng Chen is the legal representative of this entity.
Mr. Guanghui Kong	One of the board members of Zhejiang JRWP Quanwu. Legal representative of Beijing Management Co and Jingrui Wangpu Shandong; 5% Shareholder of Beijing Textron.
Mr. Shengchun Li	Our chief marketing officer before April 30, 2024 and director before December 18, 2023; holding 5% ownership interest in Beijing Textron on behalf of Juanjuan Si. Legal representative of Binzhou Hongtai Commercial and Trading Co., Ltd. (“Binzhou Hongtai”) until August 30, 2023; and 99.01% shareholder of Binzhou Hongtai.
Binzhou Hongtai	Borrowed funds from the PRC operating entities in the fiscal year 2022. Mr. Shengchun Li, our chief marketing officer before April 30, 2024 and director before December 18, 2023, was the legal representative before August 30, 2023 and 99.01% shareholder of this entity.
Mr. Jianzhong Liu	Holding 5% ownership interest in Beijing Textron on behalf of Juanjuan Si
Ms. Ruixue Chou	Legal representative of the Company's VIE entity Ji'nan Zhongyue, holding 30% ownership interest in Ji'nan Zhongyue
Mr. Xiaolin Wang	Supervisor of the Company's VIE entity Ji'nan Zhongyue, holding 70% ownership interest in Ji'nan Zhongyue. 4% Shareholder of Beijing Textron
Mr. Yi Tian	Legal representative and general manager of the Company's VIE entity Dongying Yiqun, holding 93.33% ownership interest in Dongying Yiqun on behalf of Jun Chang
Ms. Lian Zhao	Wife of Mr. Yi Tian
Ms. Bing Tian	Daughter of Mr. Yi Tian, borrowed fund from the PRC operating entities in the fiscal year 2024. Ms. Bing Tian provided working capital loan to the PRC operating entities in the fiscal year 2023
Ms. Qian Tian	Daughter of Mr. Yi Tian
Borui Da	Ms. Qian Tian is the legal representative and 95% shareholder of this entity. Borui Da had revenue, purchases and accounts payable transactions with the JRWP Operating Companies in fiscal year 2023 and 2024.
Mr. Jun Chang	Supervisor of Beijing Management Co's subsidiary JRWP Shandong; supervisor of the Company's VIE entity Dongying Yiqun; holding 3.33% ownership interest in Dongying Yiqun; 2% Shareholder of Beijing Textron.
Mr. Chenglin Wang	Legal representative of the Company's VIE entity Zibo Lunsheng; holding 100% equity interest in Zibo Lunsheng on behalf of Xiaolin Wang
Ms. Xueying Liu	Legal representative of Beijing Management Co's subsidiary Yangxin Jingrui Wangpu; legal representative of the Company's VIE entity Shandong Yangxin; holding 50% ownership interest in Shandong Yangxin on behalf of Haojia Liu.
Shandong Yangxin Caida Electric Appliance Co., Ltd. (“Yangxin Caida”)	Mr. Jianzhong Liu is the legal representative of this entity and also holds 50% ownership interest in it. Mr. Shurong Li is the supervisor of this entity, holding 50% ownership interest in it on behalf of Haojia Liu. Yangxin Caida had purchases and accounts payable transactions with the PRC operating entities in the fiscal year 2023 and fiscal year 2024
Mr. Pengpeng Ma	Holding 50% equity interest in the Company's VIE entity Shandong Yangxin before April 1, 2023 on behalf of Haojia Liu.
Ms. Zhiyan Zhang	Supervisor of Shanghai Jingqi; 40% shareholder of Binzhou Jingrui Trading Co., Ltd. (see below)
Ms. Xiufang Ma	Holding 5% equity interest in Beijing Textron on behalf of Juanjuan Si.
Ms. Yanxia Cui	Supervisor of Beijing Textron and Zhejiang JRWP Quanwu; legal representative of Binzhou Jingrui Trading Co., Ltd.; holding 60% ownership interest in Binzhou Jingrui Trading Co., Ltd.
Binzhou Jingrui Trading Co., Ltd.	An entity controlled by Ms. Zhiyan Zhang and Ms. Yanxia Cui. Ms. Zhiyan Zhang holds 40% ownership and Ms. Yanxia Cui holds 60% ownership in this entity. Binzhou Jingrui Trading Co., Ltd. provided working capital loan to support the PRC operating entities’ business operations.
Shandong Lijiabo Trade Co., Ltd. (“Shandong Lijiabo”)	Mr. Boxiang Chou, brother of Ms. Ruixue Chou, holds 30% ownership interest in Shandong Lijiabo. This entity had purchases and accounts payable transactions with the PRC operating entities in the fiscal year 2024 and 2023.

b.	Revenue and accounts receivable by related parties

Revenue and accounts receivable from related parties consists of the following:

		Revenue from related party		Accounts receivable from related party
		For the years ended March 31,		As of March 31,
Name	Nature	2024	2023	2024	2023
Borui Da	Electric appliance sales	$2,300	$3,665	$-	$-
Total		$2,300	$3,665	$-	$-

c.	Dues from related parties

Due from related parties consists of the following:

	As of March 31,
	2024	2023
Beijing Textron	$-	$75,577
Shenzhen JRWP E-Commerce	-	728
Mr. Shengchun Li	-	2
Ms. Qian Tian	-	159,012
Mr. Xuejun Liu	2,351	-
Mr. Xiaolin Wang	-	327,268
Ms. Honge Ma	-	5,023
Ms. Meijuan Han	-	4,500
Total due from related parties	$2,351	$572,110

The Company has, in the past, advanced cash to related parties for business purpose and recorded advances as due from related parties in the consolidated financial statements. Such advances were non-interest bearing and due upon demand. For amounts due from related parties, 100% of the March 31, 2024 and 2023 balances have been subsequently collected. As of the date of this prospectus, there was no outstanding balance due from related parties. The Company does not have the intention to make cash advances to related parties in the future.

d.	Dues to related parties

Dues to related parties consists of the following:

	As of March 31,
	2024	2023
Binzhou Jingrui Network Technology Co., Ltd.	$-	$28,977
Binzhou Jingrui Trading Co., Ltd.	-	46,730
Shanghai Longde	969	8,581
Beijing Textron	21,533	-
Hangzhou JRWP E-Commerce	-	475
Mr. Xuejun Liu	-	26,749
Ms. Ruixue Chou	-	79,556
Ms. Qian Tian	41,720	-
Mr. Xiaolin Wang	20,042	-
Jinan Longde E-Commerce Partnership (Limited Partnership)	485	-
Mr. Yi Tian	-	3,114
Ms. Bing Tian	1,496	1,572
Mr. Jun Chang	-	113
Ms. Lian Zhao	28	24
Mr. Chenglin Wang	2,049	5,867
Total due to related parties	$88,322	$201,758

As of March 31, 2024 and 2023, the balance of due to related parties was comprised of advances from the Company’s related parties and was used for working capital during the Company’s normal course of business. Such advances were non-interest bearing and due on demand.

e.	Purchases and accounts payable, related party

The purchase by a certain related party during the years ended March 31, 2024 and 2023, and the outstanding accounts payable to a certain related party as of March 31, 2024 and 2023 consisted of the following:

		Purchase from related party		Accounts payable from related party
		For the years ended March 31,		As of March 31,
Name	Nature	2024	2023	2024	2023
Borui Da	Electric appliance sales	$788,117	$274,239	$15,343	$9,933
Shandong Lijiabo	Electric appliance sales	1,021,699	565,205	52,072	4,113
Yangxin Caida	Electric appliance sales	154,243	674,994	-	110,936
Total		$1,964,059	$1,514,438	$67,415	$124,982

f. Loan guarantees provided by related parties

In connection with the Company’s short-term bank loans borrowed from ICBC, two related party individuals, Mr. Yi Tian, legal representative of the Company’s VIE entity Dongying Yiqun, and his wife, Ms. Lian Zhao, jointly provided guarantee to these loans. These two individuals also pledged their personal property as collaterals to provide additional guarantee to these loans (see Note 9).

NOTE 12- Risks and Concentration

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from short-term bank loans and borrowings from the financial institutions in terms of bank notes payable. Borrowings issued at variable rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b)	Concentration of credit risk

The Company's cash balances in the PRC are insured by the PRC financial institution deposit insurance program up to a limit of RMB 500,000. The PRC financial institution pays compensation up to a limit of RMB 500,000 (approximately $69,000) per each bank account if the amount of principal and interest on deposits in the insured bank account owned by the same individual or corporate entity is less than RMB 500,000 (approximately $69,000) per each bank account. As of March 31, 2024 and 2023, cash and restricted cash balance of $91,581 and $449,836, respectively, were maintained at financial institutions in PRC and were insured by the PRC financial institution deposit insurance program.

The Company is also exposed to risk from its accounts receivable and advances to vendors. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

The Company’s functional currency is the RMB whose reporting currency is the U.S. dollars. The RMB depreciated by 6.8% from the year ended March 31, 2022 to the year ended March 31, 2023 and further depreciated 4.6% from March 31, 2023 to March 31, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

c)	Concentration of customers and vendors

The Company does not manufacture electric appliance products, but purchases the products from third-party suppliers, including electric appliance manufacturers and trading companies. The Company sells electric appliance products to individual consumers or wholesale distributors. The Company also provides electric appliance sales related services to electric appliance product consumers and to other business entities in the electric appliance industry.

Substantially all of the Company’s revenue was derived from customers located in China. For the fiscal years ended March 31, 2024 and 2023, no single customer accounted for more than 10% of the Company’s total revenues, respectively. As of March 31, 2024, one customer accounted for 12.2% of the total accounts receivable balance. As of March 31, 2023, one customer accounted for 61.1% of the total accounts receivable balance.

For the fiscal year ended March 31, 2024, three vendors accounted for 33.6%, 11.1% and 10.6% of the Company’s total purchases, respectively. For the fiscal year ended March 31, 2023, one vendor generated accounted for 50.1% of the Company’s total purchase.

As of March 31, 2023, one related party, Yangxin Caida, accounted for approximately 85.1% of the Company’s total accounts payable balance. As of March 31, 2024, two suppliers accounted for 42.5% and 43.8% of the total accounts payable balance.

d)	VIE risk

Under the VIE Agreements, the Company has the power to direct activities of the consolidated VIEs and subsidiaries of the VIEs through Zhejiang JRWP Industrial and can have assets transferred freely out of the VIEs and subsidiaries of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately $1.9 million and $1.9 million as of March 31, 2024 and 2023, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

The Company believes that the VIE Agreements are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements.

In addition, if the current structure or any of the VIE Agreements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, cancellation or revocation of the Company’s business and operating licenses and being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

NOTE 13 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Jingrui Wang Pu was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 27, 2017. The share capital of Jingrui Wang Pu is $50,000 divided into (i) 90,000,000 Class A Ordinary Shares and (ii) 10,000,000 Class B Ordinary Shares, with par value of $0.0005 per share. The total number of shares of Ordinary Shares issued and outstanding is 20,000,000, which consists of 13,000,000 shares of Class A Ordinary Shares and 7,000,000 shares of Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of stockholders, each share of Class A Ordinary Shares is entitled to one vote, and each share of Class B Ordinary Shares is entitled to 10 votes. Class B ordinary share is convertible into Class A ordinary share at any time after issuance at the option of the holder on a one-to-one basis. Based on the management’s analysis in accordance with ASC 815, the conversion feature of Class B ordinary share does not meet the definition of a derivative and is not required to be bifurcated from the Class B ordinary share and accounted for separately. The shares of Class A Ordinary Shares are not convertible into shares of any other class. The numbers of authorized and outstanding Ordinary Shares were retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Capital contribution

During the years ended March 31, 2022, the shareholders of the Company’s VIE entity, Zhejiang JRWP Quanwu, contributed an aggregate of $402,504 (RMB 2,565,000) to increase the paid in capital and additional paid-in capital of Zhejiang JRWP Quanwu, to support its business operations. There was no additional shareholder capital contribution during fiscal year 2023 and 2024.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by WFOE, subsidiary of the WFOE, the VIEs and subsidiaries of the VIEs (collectively, “JRWP PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of JRWP PRC entities.

The JRWP PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the JRWP PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretions. The JRWP PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of March 31, 2024 and 2023, the JRWP PRC entities did not make appropriations to the statutory surplus reserve and the discretionary surplus reserve because of accumulated deficit as of March 31, 2023 and immaterial amount of retained earnings as of March 31, 2024.

As a result of the foregoing restrictions, the JRWP PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the JRWP PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of March 31, 2024 and 2023, amounts restricted are the paid-in-capital of the JRWP PRC entities, which amounted to approximately $1.9 million and $1.9 million, respectively.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Variable interest entity structure

It is the opinion of management that (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of the WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of the Company’s management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

NOTE 15 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has three operating segments by revenue and service type as defined by ASC 280, including electric appliance Sales, electric appliance sales related services and rental service business.

The following tables present summary information by segment for the years ended March 31, 2024 and 2023, respectively:

	For the year ended March 31, 2024
	Electric appliance sales	Electric Appliance Sales Related Services	Rental Service Business	Total

Revenue	$9,470,304	$1,171,767	$10,056	$10,652,127
Cost of revenue	6,986,344	864,425	7,418	7,858,187
Gross profit	2,483,960	307,342	2,638	2,793,940
Operating expenses	1,447,005	179,039	1,536	1,627,580
Income from operations	1,036,955	128,303	1,102	1,166,360
Income tax provision	66,427	8,219	71	74,717
Net income	958,898	118,645	1,018	1,078,561
Depreciation and amortization	132,878	16,441	141	149,460
Capital expenditure	207,056	25,619	220	232,895
Total reportable assets	$3,676,082	$454,844	$3,903	$4,134,829

	For the year ended March 31, 2023
	Electric appliance sales	Electric Appliance Sales Related Services	Rental Service Business	Total
Revenue	$8,821,507	$567,262	$14,902	$9,403,671
Cost of revenue	6,849,024	440,422	11,570	7,301,016
Gross profit	1,972,483	126,840	3,332	2,102,655
Operating expenses	1,012,907	65,134	1,711	1,079,752
Income from operations	959,576	61,706	1,621	1,022,903
Income tax provision	47,879	3,079	81	51,039
Net income	933,868	60,052	1,578	995,498
Depreciation and amortization	80,474	5,175	136	85,785
Capital expenditure	78,269	5,033	132	83,434
Total reportable assets	$3,344,956	$215,095	$5,651	$3,565,702

NOTE 16 — SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through August [ ], 2024, which was the date of the consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company, therefore, the condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of March 31, 2024 and 2023, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

JINGRUI WANG PU HOLDINGS GROUP LTD.

PARENT COMPANY BALANCE SHEETS

	March 31, 2024	March 31, 2023
ASSETS
Non-current assets
Investment in subsidiaries and VIEs	$2,074,007	$1,049,064

Total assets	$2,074,007	$1,049,064

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, $0.0005 par value, 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of March 31, 2024 and 2023, including:
Class A Ordinary Shares, $0.0005 par value, 90,000,000 shares authorized, 13,000,000 shares issued and outstanding	6,500	6,500
Class B Ordinary Shares, $0.0005 par value, 10,000,000 shares authorized, 7,000,000 shares issued and outstanding	3,500	3,500
Additional paid-in capital	1,889,677	1,889,677
Retained earnings (accumulated deficit)	193,880	(884,726)
Accumulated other comprehensive income (loss)	(19,550)	34,113
Total shareholders’ equity	$2,074,007	$1,049,064

Total liabilities and shareholders’ equity	$2,074,007	$1,049,064

*	The share amounts are presented on a retrospective basis, see Note 13

JINGRUI WANG PU HOLDINGS GROUP LTD.

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended March 31,
	2024	2023
EQUITY IN EARNINGS OF SUBSIDIARIES AND VIEs	$1,078,606	$995,464

NET INCOME	1,078,606	995,464
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	(53,663)	(7,165)
COMPREHENSIVE INCOME ATTRIBUTABLE TO THE COMPANY	$1,024,943	$988,299

JINGRUI WANG PU HOLDINGS GROUP LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,078,606	$995,464
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	(1,078,606)	(995,464)
Net cash used in operating activities	-	-

CHANGES IN CASH AND RESTRICTED CASH	-	-

CASH AND RESTRICTED CASH, beginning of year	-	-

CASH AND RESTRICTED CASH, end of year	$-	$-

JINGRUI WANG PU HOLDINGS GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2024	2024
	(Unaudited)
ASSETS
Current assets
Cash	$96,626	$91,581
Accounts receivable, net	541,627	1,122,979
Prepayment-RP	245,980	-
Inventories, net	3,107,490	2,528,779
Loan to third parties	29,212	4,847
Due from related parties	175,934	2,351
Deferred initial public offering costs	653,953	210,788
Prepaid expenses and other current assets	120,786	45,126
Total current assets	4,971,608	4,006,451

Non-current assets
Property and equipment, net	43,769	111,632
Intangible assets, net	8,005	8,841
Operating lease right of use assets, net	12,421	7,905
Total non-current assets	64,195	128,378

Total assets	5,035,803	4,134,829

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	463,233	229,835
Accounts payable	231,051	338,746
Accounts payable - related parties	-	67,415
Deferred revenue	183,053	6,570
Taxes Payable	1,360,837	1,191,917
Due to related parties	31,879	88,322
Operating lease liabilities-current	13,459	8,723
Accrued expenses and other liabilities	77,825	116,319
Total Current Liabilities	2,361,337	2,047,847

Non-current Liabilities
Long-term loan	-	16,320
Total non-current Liabilities	-	16,320

Total Liabilities	2,361,337	2,064,167

EQUITY
Ordinary shares, $0.0005 par value, 100,000,000 shares authorized, 20,000,000 shares issued and outstanding, including*:
Class A Ordinary shares, $0.0005 par value, 90,000,000 shares authorized, 13,000,000 shares issued and outstanding	6,500	6,500
Class B Ordinary shares, $0.0005 par value, 10,000,000 shares authorized, 7,000,000 shares issued and outstanding	3,500	3,500
Additional paid-in capital	1,899,677	1,889,677
Retained earnings	713,939	193,880
Accumulated other comprehensive income (loss)	54,245	(19,550)
Total shareholders' equity	2,677,861	2,074,007
Non-controlling interest	(3,395)	(3,345)
Total equity	2,674,466	2,070,662

Total liabilities and equity	$5,035,803	$4,134,829

*	The share numbers and amounts are presented on a retrospective basis, see Note 13.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2024	2023
Revenues, net	$6,164,050	$4,916,665
Cost of revenues	4,593,530	3,904,772
Gross profit	1,570,520	1,011,893

Operating expenses
Selling expenses	365,416	466,189
General and administrative expenses	617,302	460,972
Total operating expenses	982,718	927,161

Income from operations	587,802	84,732

Other income (expenses)
Interest expenses	(19,405)	(4,580)
Interest income	384	271
Other income, net	50	926
Total other income(expenses), net	(18,971)	(3,383)

Income before income tax provisions	568,831	81,349

Income tax provision	48,822	23,874

Net Income	520,009	57,475
Less: net (loss) income attributable to non-controlling interests	(50)	20
Net Income attributable to ordinary shareholders	520,059	57,455

COMPREHENSIVE INCOME
Net Income	520,009	57,475
Foreign currency translation adjustment	73,795	(67,738)
Comprehensive Income (Loss)	593,804	(10,263)
Less: comprehensive income (loss) attributable to non-controlling interests	(50)	20
Comprehensive income attributable to ordinary shareholders	$593,854	$(10,283)

Earnings per share
Basic and diluted	$0.03	$0.00

Weighted average number of ordinary share outstanding*
Basic and diluted	20,000,000	20,000,000

*	The share numbers are presented on a retrospective basis, see Note 13.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

	Ordinary Shares*, $0.0005 par value					Retained earnings	Accumulated other	Total	Non-
	Common A Shares	Amount	Common B Shares	Amount	Additional paid- in capital	(Accumulated deficit)	comprehensive income (loss)	shareholders' equity	controlling interest	Total equity
Balance, March 31, 2023	13,000,000	$6,500	7,000,000	$3,500	$1,889,677	$(884,726)	$34,113	$1,049,064	$2,343	$1,051,407
Net income for the period	-	-	-	-	-	57,455	-	57,455	20	57,475
Foreign currency translation adjustment	-	-	-	-	-		(67,738)	(67,738)	-	(67,738)
Balance, September 30, 2023	13,000,000	$6,500	7,000,000	$3,500	$1,889,677	$(827,271)	$(33,625)	$1,038,781	$2,363	$1,041,144

Balance, March 31, 2024	13,000,000	$6,500	7,000,000	$3,500	$1,889,677	$193,880	$(19,550)	$2,074,007	$(3,345)	$2,070,662
Capital contribution by shareholders	-	-	-	-	10,000	-	-	10,000	-	10,000
Net income for the period	-	-	-	-	-	520,059	-	520,059	(50)	520,009
Foreign currency translation adjustment	-	-	-	-	-	-	73,795	73,795	-	73,795
Balance, September 30, 2024	13,000,000	$6,500	7,000,000	$3,500	$1,899,677	$713,939	$54,245	$2,677,861	$(3,395)	$2,674,466

*	The share numbers are presented on a retrospective basis, see Note 13

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended September 30,
	2024	2023
Cash Flows from Operating Activities:
Net Income	$520,009	$57,475
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	70,328	52,631
Invesntory valuation reserve	-	(20,699)
Changes in operating assets and liabilities:
Accounts receivable	598,048	(261,889)
Inventories	(492,700)	(185,577)
Due from related parties	(169,065)	483,080
Prepayment, related party	(239,672)	-
Prepaid expenses and other current assets	(283,765)	(129,966)
Right-of-use operating lease assets	(4,177)	2,442
Accounts payable	(114,466)	(4,369)
Accounts payable - related parties	(67,583)	(115,756)
Deferred revenue	171,773	73,850
Lease liabilities	4,369	(2,205)
Taxes payable	131,043	117,867
Accrued expenses and other liabilities	(40,782)	(1,985)
Net cash provided by operating activities	83,360	64,899

Cash flows from investing activities
Purchase of property and equipment	-	(223,489)
Purchase of intangible assets	-	(10,749)
Loan to third parties	(23,604)	57,559
Net cash used in investing activities	(23,604)	(176,679)

Cash Flows from Financing Activities:
Proceeds from short-term loans	444,303	741,854
Repayment of short-term loans	(239,719)	(617,632)
Repayment of long-term loan	(16,360)	-
Proceeds from notes payable	41,653	463,093
Repayment of notes payable	(41,653)	(505,192)
Repayment of borrowings to related parties	(57,482)	(168,830)
Restricted cash	-	42,099
Capital contribution by shareholders	10,000	-
Deferred initial public offering costs	(214,553)	-
Net cash used in financing activities	(73,811)	(44,608)

Effect of exchange rate changes on cash and restricted cash	19,100	71,477

Net increase (decrease) in cash and restricted cash	5,045	(84,911)
Cash and restricted cash at beginning of the period	91,581	449,836
Cash and restricted cash at end of the period	96,626	$364,925

Supplemental disclsoure of cash flow information
Cash paid for interest expense	$19,405	$4,580
Cash paid for income taxes	$358	$214

Reconciliation of cash and restricted cash
Cash, end of period	$96,626	$49,684
Restricted cash, end of period	-	315,241
Total cash and restricted cash, end of period	96,626	364,925

Cash, beginning of period	91,581	71,247
Restricted cash, beginning of period	-	378,589
Total cash and restricted cash, beginning of period	$91,581	$449,836

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Business

Jingrui Wang Pu Holdings Group Ltd. (“Jingrui Wang Pu” or the “Company”), through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is primarily engaged in retail and wholesale sales of various electric appliance products to customers in the People’s Republic of China (“PRC”). The Company also provides electric appliance sales related services to customers and generates rental service revenue through leasing the extra space it had rented from large shopping malls to other small businesses in the electric appliance industry. Unless otherwise specified, the Company’s substantial business operations are located in the PRC.

Organization

Jingrui Wang Pu was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 20, 2017.

Jingrui Wang Pu owns 100% of the equity interests of Bai Zhi International Group Ltd. (“Bai Zhi HK”), a limited liability company formed under the laws of Hong Kong on December 12, 2017.

On February 10, 2023, Zhejiang Jingrui Wangpu Technology Holding Group Co., Ltd. (“WFOE”) was incorporated pursuant to PRC laws as a wholly foreign owned enterprise of Bai Zhi HK. WFOE established a wholly controlled subsidiary Zhejiang Jingrui Wangpu Industrial Development Co. Ltd. (“Zhejiang JRWP Industrial”) on March 1, 2023.

Jingrui Wang Pu, Bai Zhi HK, and WFOE and its subsidiary Zhejiang JRWP Industrial are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the reorganization described below, the Company conducted its business operations through the following entities.

(1) Zhejiang Jingrui Wangpu Quanwu House Appliances Group Co., Ltd. ("Zhejiang JRWP Quanwu"), formed in Hangzhou, China on November 20, 2017. Zhejiang JRWP Quanwu has two wholly owned subsidiaries, including Beijing Jinnuo Baizhi Technology Co., Ltd. ("Beijing Jinnuo"), formed in Beijing, China on January 31, 2018 and Beijing Kangzhuang Shangde Enterprise Management Co., Ltd. ("Beijing Management Co."), formed in Beijing, China on January 31, 2018. Zhejiang JRWP Quanwu also owns 67% equity in Shanghai Jingqi Ruilin Digital Technology Co., Ltd. ("Shanghai Jingqi"), formed in Shanghai, China on January 13, 2021. Beijing Management Co., owns 100% of the equity interests of Jingrui Wangpu (Shandong) Commercial Operation Management Co., Ltd. ("Jingrui Wangpu Shandong"), formed in Ji’nan, China on June 4, 2020, and also owns 70% equity interests of the following subsidiaries (i) Binzhou Jingrui Wangpu E-commerce Co., Ltd. ("Binzhou E-commerce"), formed in Binzhou, China on May 7, 2019. (ii) Guangrao Jingrui Wangpu E-commerce Co., Ltd. ("Guangrao E-commerce"), formed in Dongying, China on May 17, 2019; (iii) Yangxin Jingrui Wangpu E-commerce Co., Ltd. ("Yangxin E-commerce"), formed on April 30, 2019 in Binzhou, China; and (iv) Wudi Jingrui Wangpu E-commerce Co., Ltd. ("Wudi E-commerce"), formed in Binzhou, China on May 8, 2019.

Beijing Jinnuo, Beijing Management Co. and Jingrui Wangpu Shandong are currently providing electric appliance sales related services to customers. Shanghai Jingqi did not have substantial business operations as of September 30, 2024 and March 31, 2024. Zhejiang JRWP Quanwu did not have business operations as of March 31, 2023 but started to provide electric appliance sales related services to customers in the fiscal year ended March 31, 2024 and during the six months ended September 30, 2024. Binzhou E-commerce and Yangxin E-commerce were incorporated to operate the community service centers, Jingrui Electric Housekeeper; and Guangrao E-commerce and Wudi-Ecommerce were incorporated to conduct e-commerce business in the PRC, but they do not have active business operations as of the date of the issuance of the Company’s unaudited condensed consolidated financial statements for the six months ended September 30, 2024.

(2) Dongying Yiqun Commerce and Trade Co., ("Dongying Yiqun"), formed in Guangrao, China on August 9, 2002, and is primarily engaged in electric appliance sales business and providing rental services to customers through leasing the extra space it has rented from large shopping malls to other small businesses in the electric appliance industry.

(3) Zibo Lunsheng Commerce and Trade Co., Ltd. ("Zibo Lunsheng"), formed in Zibo, China on November 25, 2015, and is primarily engaged in electric appliance sales, and providing electric appliance sales related services to customers.

(4) Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd., ("Ji'nan Zhongyue"), formed in Ji’nan, China on March 13, 2012, and is primarily engaged in electric appliance sales, and providing electric appliance sales related services to customers.

(5) Shandong Yangxin Hongtai Commerce and Trade Co. Ltd. ("Shandong Yangxin"), formed in Yangxin, China on July 14, 2009, and is primarily engaged in electric appliance sales business and also generating rental service revenue through leasing the extra space it has rented from large shopping malls to other small businesses in the electric appliance industry.

Dongying Yiqun, Zibo Lunsheng, Ji’nan Zhongyue, Yangxin Hongtai, Beijing Jinnuo, Beijing Management Co., and Jingrui Wangpu Shandong, are collectively referred to as the “JRWP Operating Companies”, and Zhejiang JRWP Quanwu, Zibo Lunsheng, Dongying Yiqun, Ji’nan Zhongyue and Shandong Yangxin are collectively referred to as the VIEs, and each of them is referred to as a VIE.

Reorganization

A reorganization of our legal structure (“Reorganization”) was completed on February 20, 2024. The Reorganization involved the formation of WFOE, and entering into certain contractual arrangements among Zhejiang JRWP Industrial, the VIEs and the shareholders of the VIEs. Consequently, the Company became the ultimate holding company of Bai Zhi HK, WFOE, Zhejiang JRWP Industrial and the primary beneficiary of the VIEs.

On February 20, 2024, Zhejiang JRWP Industrial entered into a series of contractual arrangements with the VIEs. These agreements include Exclusive Business Cooperation Agreements, Equity Interest Pledge Agreements, Exclusive Option Agreements, Power of Attorney and Spousal Consent (collectively the “VIE Agreements”). Pursuant to the VIE Agreements, Zhejiang JRWP Industrial has the exclusive right to provide to the VIEs consulting services related to business operations, including technical and management consulting services. The VIE Agreements are designed to provide Zhejiang JRWP Industrial with the power, rights, and obligations equivalent in all material respects to those it would possess as the sole equity holder of the VIEs, including absolute control rights and the rights to the assets, property, and revenue of the VIEs, for accounting purposes. We believe that the VIEs should be consolidated under the Statements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation and we are regarded as the primary beneficiary of the VIEs for accounting purposes, to the extent that we consolidate the financial results of the VIEs in our unaudited condensed consolidated financial statements under U.S. GAAP (defined below). We treat the VIEs as our consolidated entities under U.S. GAAP.

The consolidation of the Company, its subsidiaries, the VIEs and the subsidiaries of the VIEs has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements.

The unaudited condensed consolidated financial statements of the Company for the six months ended September 30, 2024 and 2023 include the following entities:

Name of the entity	Date of incorporation	Place of Incorporation	% of ownership	Principal activities
Parent company:
Jingrui Wang Pu Holdings Group Ltd. ("Jingrui Wang Pu")	November 20, 2017	Cayman Islands	Parent	Investment Holding
Subsidiary of the parent:
Bai Zhi International Group Ltd. ("Bai Zhi HK")	December 12, 2017	Hong Kong	100%	Investment Holding
WFOE and WFOE's subsidiary:
Zhejiang Jingrui Wangpu Technology Holding Group Co., Ltd. ("WFOE")	February 10, 2023	Hangzhou City, PRC	100%	Investment Holding.
Zhejiang Jingrui Wangpu Industrial Development Co., Ltd., ("Zhejiang JRWP Industrial")	March 1, 2023	Hangzhou City, PRC	100% controlled subsidiary of the WFOE	Investment Holding.
VIE entities:
Zhejiang Jingrui Wangpu Quanwu House Appliances Group Co.,Ltd. ("Zhejiang JRWP Quanwu")	November 20, 2017	Hangzhou City, PRC	VIE	Investment Holding.
Zibo Lunsheng Commerce and Trade Co., Ltd. ("Zibo Lunsheng")	November 25, 2015	Zibo City, PRC	VIE	Electric appliance sales, and also provide electric appliance sales related services to customers
Dongying Yiqun Commerce and Trade Co., ("Dongying Yiqun")	August 9, 2002	Guangrao County, PRC	VIE	Electric appliance sales and provides rental services to customers.
Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd., ("Ji'nan Zhongyue")	March 13, 2012	Ji'nan City, PRC	VIE	Electric appliance sales, and also provide electric appliance sales related services to customers
Shandong Yangxin Hongtai Commerce and Trade Co. Ltd. ("Shandong Yangxin")	July 14, 2009	Yangxin County, PRC	VIE	Electric appliance sales and also provides rental services to customers.
Subsidiaries of the VIEs:
Beijing Jinnuo Baizhi Technology Co., Ltd. ("Beijing Jinnuo")	January 31, 2018	Beijing, China	100% controlled subsidiary of Zhejiang JRWP Quanwu	Electric appliance sales related services
Shanghai Jingqi Ruilin Digital Technology Co., Ltd. ("Shanghai Jingqi")	January 13, 2021	Shanghai, China	67% controlled subsidiary of Zhejiang JRWP Quanwu	Inactive business operations
Beijing Kangzhuang Shangde Enterprise Management Co., Ltd. ("Beijing Management Co.")	January 31, 2018	Beijing, China	100% controlled subsidiary of Zhejiang JRWP Quanwu	Electric appliance sales related services
Jingrui Wangpu (Shandong) Commercial Operation Management Co., Ltd. ("Jingrui Wangpu Shandong")	June 4, 2020	Ji'nan City, PRC	100% controlled subsidiary of Beijing Management Co	Electric appliance sales related services
Binzhou Jingrui Wangpu E-commerce Co., Ltd. ("Binzhou E-commerce")	May 7, 2019	Binzhou City, PRC	70% controlled subsidiary of Beijing Management Co	Inactive business operations
Guangrao Jingrui Wangpu E-commerce Co., Ltd. ("Guangrao E-commerce")	May 17, 2019	Dongying City, PRC	70% controlled subsidiary of Beijing Management Co and 30% controlled subsidiary of Dongying Yiqun	Inactive business operations
Yangxin Jingrui Wangpu E-commerce Co., Ltd. ("Yangxin E-commerce")	April 30, 2019	Binzhou City, PRC	70% controlled subsidiary of Beijing Management Co	Inactive business operations
Wudi Jingrui Wangpu E-commerce Co., Ltd. ("Wudi E-commerce")	May 8, 2019	Binzhou City, PRC	70% controlled subsidiary of Beijing Management Co	Inactive business operations

The VIE contractual arrangements

Zhejiang JRWP Quanwu (including its subsidiaries, Beijing Jinnuo, Shanghai Jingqi, Beijing Management Co., JRWP Shandong, Binzhou E-commerce, Guangrao E-commerce, Yangxin E-commerce, and Wudi E-commerce), Zibo Lunsheng, Dongying Yiqun, Ji’nan Zhongyue and Shandong Yangxin, are controlled through contractual arrangements in lieu of direct equity ownership by the Company.

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE, for accounting purposes, because it met the condition under U.S. GAAP to consolidate the VIE.

Zhejiang JRWP Industrial, is deemed to have a controlling financial interest in and be the primary beneficiary of the VIEs for accounting purposes because it has both of the following characteristics:

●	The power to direct activities of the VIEs that most significantly impact such entities’ economic performance, and

●	The right to receive benefits from, the VIEs that could potentially be significant to such entities.

Pursuant to these contractual arrangements, the VIEs shall pay service fees equal to all of their net profits after tax payments to Zhejiang JRWP Industrial. At the same time, Zhejiang JRWP Industrial has the right to receive substantially all of their economic benefits for accounting purposes. Such contractual arrangements are designed so that the operations of the VIEs are solely for the benefit of Zhejiang JRWP Industrial and ultimately, the Company, and therefore the Company consolidates the VIEs under U.S. GAAP.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with the VIEs are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the VIE structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIEs;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiary and VIEs may not be able to comply;

●	require the Company or the Company’s PRC subsidiary and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds from public offering to finance the Company’s business and operations in China.

The Company’s ability to conduct its businesses may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. In such case, the Company may not be able to consolidate the VIEs and the VIEs’ subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the VIEs and its shareholders and it may lose the ability to receive economic benefits from the VIEs and the VIEs’ subsidiaries for accounting purposes under U.S. GAAP. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and the VIEs and the VIEs’ subsidiaries.

The Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial, are essentially holding companies and do not have active operations as of September 30, 2024 and March 31, 2024. As of September 30, 2024, the Company, Bai Zhi HK, WFOE and WFOE’s subsidiary Zhejiang JRWP Industrial only recorded immaterial amount of assets and liabilities (including cash of $6,691, prepaid expense of $277,813, due from related parties of $14,478, and due to related parties of $136,450 as of September 30, 2024). In addition, there was no revenue generated by the Company, Bai Zhi HK and the WFOE during the six months ended September 30, 2024, operating expenses and net loss reported by the Company, Bai Zhi HK and the WFOE amounted to approximately $351,421 for the six months ended September 30, 2024. As a result, total assets and liabilities presented on the consolidated balance sheets and revenue, expenses, and net income presented on the consolidated statement of comprehensive income as well as the cash flows from operating, investing and financing activities presented on the consolidated statement of cash flows are substantially the financial position, operating results and cash flows of the VIEs and the VIEs’ subsidiaries. The Company has not provided any financial support to the VIEs and the VIEs’ subsidiaries during the six months ended September 30, 2024 and 2023. Additionally, pursuant to the VIE Agreements, Zhejiang JRWP Industrial has the right to receive service fees equal to the VIEs’ net profits after tax payments. None of these fees were paid to Zhejiang JRWP Industrial as of September 30, 2024 and March 31, 2024. Accordingly, as of September 30, 2024 and March 31, 2024, Zhejiang JRWP Industrial had approximately $0.9 million and $1.4 million consulting fee receivables due from the VIEs and the VIEs’ subsidiaries, respectively. These receivables were fully eliminated upon the consolidation

The following financial statement amounts and balances of the VIEs were included in the accompanying unaudited condensed consolidated financial statements after elimination of intercompany transactions and balances:

	September 30, 2024	March 31, 2024
	(Unaudited)
Current assets	$4,672,626	$3,975,571
Non-current assets	64,195	128,378
Total assets	$4,736,821	$4,103,949
Current liabilities	$2,224,887	$1,998,218
Non-current liabilities	-	16,320
Total liabilities	$2,224,887	$2,014,538

	For the Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue, net	$6,164,050	$4,916,665
Net income	$871,430	$57,475

	For the Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$45,449	$64,899
Net cash used in investing activities	$(23,604)	$(176,679)
Net cash used in financing activities	$(41,524)	$(44,608)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and the notes thereto for the years ended March 31,2024 and 2023 included in the Company’s registration statement on Form F-1. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the unaudited condensed consolidated financial statements not misleading have been included. Operating results for the interim period ended September 30, 2024 are not necessarily indicative of the results that may be expected for the fiscal year ending March 31, 2025.

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, its wholly owned subsidiaries, and entities which it consolidates the operation and financial results through VIE agreements. All inter-company balances and transactions are eliminated upon consolidation.

Non-controlling interest

Non-controlling interests represent minority shareholders’ 33% ownership interest in Shanghai Jingqi and 30% ownership interest in Beijing Management Co.’s subsidiaries, Binzhou E-commerce, Yangxin E-commerce and Wudi E-commerce. The non-controlling interests are presented in the unaudited condensed consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interests are presented on the face of the unaudited condensed consolidated statements of income and comprehensive income (loss) as an allocation of the total income for the periods between non-controlling interest holders and the shareholders of the Company.

Uses of estimates

In preparing the unaudited condensed consolidated financial statements in conformity with the U.S. GAAP, the management makes estimates and assumptions that affect the reported amounts of assets and liabilities disclosures of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates are based on information as of the date of the unaudited condensed consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the estimated credit loss of accounts receivable and inventories, useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, estimates used in lease accounting, and realization of deferred tax assets. Actual results could differ from those estimates.

Risks and Uncertainties

The main operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the economy in the PRC. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

The Company’s operations had been negatively affected by the COVID-19 pandemic during the fiscal years ended March 31, 2022 and 2023, but had not been materially affected during the six months ended September 30, 2024 and 2023, respectively.

During the fiscal year 2022, because the Chinese government implemented strict zero-COVID measures and policies, including lockdowns, closures, quarantines, and travel bans, intended to control the spread of the virus, the overall demand for JRWP Operating Companies’ products and services, particularly, the electric appliance products, was not materially affected. However, a COVID-19 resurgence could negatively affect the execution of customer contracts, the collection of customer payments and the temporary disruption of the Company’s supply chain. Specifically, starting from March 2022 through December 2022, there was COVID-19 pandemic resurgences across different geographic regions in China (the “2022 Outbreak”), including Shandong province which was the JRWP Operating Companies’ principal market. The 2022 Outbreak resulted in the implementation of significant governmental measures, including regional lockdowns, closures, quarantines, and travel bans. During the 2022 Outbreak, the JRWP Operating Companies experienced temporary decrease in monthly revenue because of the decreased demand by customers for electric appliance products during the lockdown period, the difficulty to source electric appliance products from various suppliers, and delayed payments from wholesale customers by approximately by one to two months. In December 2022, China announced a nationwide loosening of its zero-COVID policy. Many of the JRWP Operating Companies’ employees were infected, which reduced their capability to fulfill customer orders, or temporarily disrupted their supply chain by approximately two months from December 2022 to January 2023. Starting from early February 2023, the overall demand for the JRWP Operating Companies’ products and services has gradually resumed, which led to an increase in sales of electric appliance products in the six months ended September 30, 2024 and 2023. As a result, the Company’s revenue and net income increased by approximately $1.2 million, or 25.4%, and $0.46 million, or 804.8%, in the six months ended September 30, 2024 as compared to the six months ended September 30, 2023, respectively. Although the spread of COVID-19 appears to be under control as of the date of this report, the extent to which the COVID-19 pandemic may impact the Company’s future financial results will depend on future developments, such as new information on the effectiveness of the mitigation strategies, the duration, spread, severity, and recurrence of COVID-19 and COVID-19 variants, if any, any related travel advisories and restrictions, and the overall impact of the COVID-19 pandemic on the global economy and capital markets, all of which remain uncertain and unpredictable. Given this uncertainty, the Company is currently unable to quantify the expected impact of the COVID-19 pandemic on its future operations, financial condition, liquidity, and results of operations.

Cash

Cash includes currency on hand and deposits held by banks that can be added or withdrawn without limitation.

The Company maintains all of its bank accounts in the PRC. The Company's cash balances in the PRC are insured by the PRC financial institution deposit insurance program up to a limit of RMB 500,000 (approximately $71,249) each bank account. The PRC financial institution pays compensation up to a limit of RMB 500,000 (approximately $71,249) if the amount of principal and interest on deposits in the insured bank account owned by the same individual or corporate entity is less than RMB 500,000 (approximately $71,249). As of September 30, 2024 and March 31, 2024, cash balance of $96,626 and $91,581, respectively, were maintained at financial institutions in PRC and all of the balances were insured by the PRC financial institution deposit insurance program.

Accounts receivable, net

Accounts receivable represent balances due from customers and are recorded net of allowance for credit loss.

On April 1, 2023, the Company adopted ASC 326, Credit Losses, which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Company used a modified retrospective approach and did not restate the comparable prior periods.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the receivables and is measured in accordance with ASC 326. The Company assesses the collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Receivables are written off after all collection efforts have ceased. As of September 30, 2024 and March 31, 2024, there was no allowance for credit loss on the Company’s outstanding accounts receivable as all of the accounts receivable balances deemed fully collectible.

Inventories, net

Inventories are comprised of purchased electric appliance products to be sold to customers. Inventories are stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The Company reviews its inventories periodically to determine if any reserves are necessary for potential shrinkage and obsolete or unusable inventory. Inventory allowance amounted to $104,011 and $101,091 as of September 30, 2024 and March 31, 2024, respectively.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment are provided using the straight-line method over their expected useful lives, as follows:

Useful life
Office equipment	3-5 years
Leasehold improvement	Lesser of useful life and lease term

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the unaudited condensed consolidated statements of comprehensive income in other income (expenses).

Intangible assets

The Company’s intangible assets primarily consist of purchased software and apps. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. The Company amortizes its intangible assets over useful lives of five years using a straight-line method. There was no impairment of intangible assets as of September 30, 2024 and March 31, 2024.

Impairment of long-lived Assets

Long-lived assets with finite lives, primarily property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no impairments of these assets as of September 30, 2024 and March 31, 2024.

Leases

The Company follows Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 842, Leases (“Topic 842”). The Company leases office space, which is classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases, usually with an initial term of 12 months or less) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use (“ROU”) asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The ROU asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All ROU assets are reviewed for impairment annually. There was no impairment for ROU lease assets as of September 30, 2024 and March 31, 2024 (see Note 8).

Deferred initial public offering (“IPO”) costs

The Company complies with the requirement of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred initial public offering costs amounted to $653,953 and $210,788 as of September 30, 2024 and March 31, 2024, respectively.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, inventories, loan to third-parties, due from related parties, deferred initial public offering costs, prepaid expenses and other current assets, short-term loans, bank notes payable, accounts payable, taxes payable, due to related parties and accrued expenses and other current liabilities approximate the fair value of the respective assets and liabilities as of September 30, 2024 and March 31, 2024 based upon the short-term nature of the assets and liabilities.

The Company believes that the carrying amount of long-term loans approximates fair value at March 31, 2024 based on the terms of the borrowings and current market rates as the rates of the borrowings are reflective of the current market rates.

Foreign currency translation

The functional currency for Jingrui Wang Pu is the U.S Dollar (“US$”). Bai Zhi HK uses Hong Kong dollar as its functional currency. However, Jingrui Wang Pu and Bai Zhi HK currently only serve as the holding companies and did not have active operations as of the date of this report. The Company operates its business through the JRWP Operating Companies in the PRC as of September 30, 2024. The functional currency of the JRWP Operating Companies is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into US$, the reporting currency. Assets and liabilities accounts are translated using the exchange rate at each reporting period end date. Equity accounts are translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. The resulting translation adjustments are reported under other comprehensive income. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements for the periods presented:

	September 30, 2024	September 30, 2023	March 31, 2024
Period-end spot rate	US$1= RMB 7.0176	US$1=RMB 7.2960	US$1=RMB 7.2203
Average rate	US$1= RMB 7.2023	US$1= RMB 7.1260	US$1= RMB 7.1671

Revenue recognition

On April 1, 2021, the Company adopted Accounting Standards Codification (“ASC”) 606, “Revenue from Contracts with customers”, using the modified retrospective approach.

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company currently generates its revenue from the following main sources:

Revenue from electric appliance sales

The Company sells various electric appliance products (such as air-conditioners, refrigerators, televisions, washers, dryers, dishwashers, range hoods, electric water kettles, food processors, and rice cookers, etc.) to individual consumers or wholesale distributors (the “customers”). The Company accounts for the revenue generated from sales of electric appliance products on a gross basis as the Company is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods, which the Company has control of the goods and has the ability to direct the use of goods to obtain substantially all the benefits. All of the Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no separately identifiable other promises in the contracts. The Company recognizes revenue net of discounts and sales return when the electric appliance products are delivered and the title is passed to customers. For electric appliance product sales, customers have the right to return the product within seven days if they are not satisfied with the purchases. If product return relates to product quality issue, it is the suppliers who take the ultimate responsibilities instead of the Company. Historically, product return was immaterial and only accounted for less than 1% of the total revenue for the six months ended September 30, 2024 and 2023, respectively. Revenue is reported net of all value added taxes (“VAT”).

Revenue from electric appliance sales related services

In connection with the electric appliance sales, the Company provides the following services to customers (1) the Company provides electric appliance product after-sales maintenance and repair services to electric appliance product customers. Such services, not only include electric appliance maintenance, but also plumbing services, kitchen and bathroom accessory maintenance, electrical network and light repair, furniture and electric appliance installation, and cleaning services; (2) the Company provides advices on business strategy, marketing, store management and employee management consulting services to other business entities in the electric appliance industry, such as market risk investigation, market analysis and evaluation, customer development, product or services introduction, sales strategy and skills education, and to help customers to plan and organize seasonal offline sales and promotional campaign. These services are short-term in nature and are fixed-price contracts. The Company believes that it serves as a principal in these types of transactions because it has the latitude in establishing prices, and is responsible rendering the designated services. Related service fees are recognized as revenue at point when designated services are rendered, completed and accepted by customers.

Rental service revenue

The Company leases the extra space it has rented from large shopping malls to other small businesses in the electric appliance industry for a fixed monthly rental payment. Rental income includes base rents that each tenant pays in accordance with the terms of its respective lease and is reported on a straight-line basis over the non-cancellable term of the lease, which includes the effects of rent abatements under the leases. The Company commences rental revenue recognition when the tenant takes possession of the leased space or controls the physical use of the leased space and the leased space is substantially ready for its intended use.  The Company only generated a small amount of rental income during the six months ended September 30, 2024 and 2023.

Contract Assets and Liabilities

The Company did not have contract assets as of September 30, 2024 and March 31, 2024.

Contract liabilities are recognized for contracts where payment has been received in advance of product or service delivery. The Company’s contract liabilities, which are reflected in its unaudited condensed consolidated balance sheets as deferred revenue of $183,053 and $6,570 as of September 30, 2024 and March 31, 2024, respectively, consist primarily of fees received from customers in advance of product delivery or services performed. These amounts represented the Company’s unsatisfied performance obligations as of the balance sheet dates. The amounts of revenue recognized in the six months ended September 30, 2024 and 2023 that were included in the opening deferred revenue were $6,570 and $78, respectively.

Disaggregation of revenue

The Company disaggregates its revenue from contracts by product and service types, as the Company believes it best depicts how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors. The Company’s disaggregation of revenues for the six months ended September 30, 2024 and 2023 are as follows:

Revenue by product and service types

The Company’s revenue derived from different product and service types are as below:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenue from electric appliance sales
Retail	$3,858,296	$4,194,292
Wholesale	1,584,233	490,993
Subtotal of electric appliance sales	5,442,529	4,685,285
Service revenue	716,518	226,323
Rental income	5,003	5,057
Total revenues	$6,164,050	$4,916,665

Revenue by customer types

The Company’s revenues by customer types are as below:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Revenues from third-party customers	$6,164,050	$4,914,352
Revenue from a related party customer	-	2,313
Total revenues	$6,164,050	$4,916,665

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended September 30, 2024 and 2023. The Company does not believe that there was any uncertain tax provision on September 30, 2024 and March 31, 2024. The Company’s subsidiary and VIEs in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended September 30, 2024 and 2023. As of September 30, 2024, all of the tax returns of the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17% (starting from May 1, 2018, VAT rate was lowered to 16%, and starting from April 1, 2019, VAT rate was further lowered to 13%), depending on the type of products sold. Entities that are VAT general taxpayers are allowed to offset qualified input VAT tax paid to suppliers against their output VAT liabilities. The Company recorded a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended September 30, 2024 and 2023, there were no dilutive shares.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to US$ is reported in other comprehensive income (loss) in the unaudited condensed consolidated statements of comprehensive income (loss).

Employee benefit expenses

The Company’s subsidiary, VIE and VIE’s subsidiaries in the PRC participate in a government-mandated employer social insurance plan pursuant to which certain social security benefits, work-related injury benefits, maternity leave insurance, medical insurance, unemployment benefit and housing fund are provided to eligible full-time employees. The relevant labor regulations require the Company’s subsidiaries in the PRC to pay the local labor and social welfare authorities monthly contributions based on the applicable benchmarks and rates stipulated by the local government. The contributions to the plan are expensed as incurred. Employee social security and welfare benefits included as expenses in the accompanying unaudited condensed statements of income and comprehensive income amounted to $43,783 and $23,183 for the six months ended September 30, 2024 and 2023, respectively.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows”, cash flows from the Company’s operations are formulated based upon the local currencies using the average exchange rate in the period. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Segment Reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the CODM, reviews operating results by the revenue of different services. Based on the management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280 (see Note 15).

Related parties and transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. This ASU is expected to improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for public companies for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For all other entities, it is effective for fiscal years beginning after December 31, 2023, including interim periods within those fiscal years. The Company does not believe the adoption this new guidance would have material impact on its unaudited condensed consolidated financial statements.

On November 27, 2023, FASB issued Accounting Standards Update No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires that an entity disclose significant segment expenses impacting profit and loss that are regularly provided to the chief operating decision maker. The update is required to be applied retrospectively to prior periods presented, based on the significant segment expense categories identified and disclosed in the period of adoption. The amendments in ASU 2023-07 are required to be adopted for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is in the process of evaluation the impact of adopting this new guidance on its unaudited condensed consolidated financial statements.

On December 14, 2023, the FASB issued Accounting Standards Update No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Company beginning December 15, 2024, with early adoption permitted effective for fiscal years beginning January 1, 2024. The Company is in the process of evaluation the impact of adopting this new guidance on its unaudited condensed consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the unaudited condensed consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on, or are unrelated to, its unaudited condensed consolidated financial condition, results of operations, cash flows or disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, consist of the following:

	September 30, 2024	March 31, 2024
	(Unaudited)
Accounts receivable	$541,627	$1,122,979
Less: allowance for doubtful account	-	-
Accounts receivable, net	$541,627	$1,122,979

As of the date of this report, the accounts receivable balance as of March 31, 2024 and September 30, 2024 has been fully collected.

NOTE 4 – INVENTORIES, NET

Inventories, net, consist of the following:

	September 30, 2024	March 31, 2024
	(Unaudited)
Electric appliance	$3,211,501	$2,629,870
Inventory valuation allowance	(104,011)	(101,091)
Total inventory, net	$3,107,490	$2,528,779

For the six months ended September 30, 2024 and 2023, the Company recorded a recovery of inventory valuation allowance of nil and $20,699, respectively.

The movement of the inventory valuation allowance is as follows:

	September 30, 2024	March 31, 2024
	(Unaudited)
Beginning balance of inventory valuation allowance	$101,091	$78,721
Less: recovery of inventory reserve previously accrued	-	26,410
Foreign currency translation adjustment	2,920	(4,040)
Ending balance of inventory valuation allowance	$104,011	$101,091

NOTE 5 – LOANS TO THIRD PARTIES

Loans to third-parties consist of the following:

	September 30, 2024	March 31, 2024
	(Unaudited)
Yangxin County Kangyu Logistic Co., Ltd.	$29,212	$4,847
Total loans to third-parties	$29,212	$4,847

Loans to third-parties represent cash advance to unrelated third-party business partners for short-term financing in order to maintain good business relationship.

Based on loan agreements with Yangxin County Kangyu Logistic Co., Ltd loan balance below RMB 2 million (approximately $285,000) is interest free, but a 5% interest will be charged to loan balance above $285,000. For the six months ended September 30, 2024 and for the year ended March 31, 2024, none of the loans to third-parties exceeded the above-mentioned threshold and accordingly no interest income was accrued on the loan balances as of September 30, 2024 and March 31, 2024, respectively.

Loans to third-parties are reviewed periodically to determine whether their carrying value has become impaired. As of September 30, 2024 and March 31, 2024, no impairment was recorded as the Company believes that all outstanding loans receivable from third parties are fully collectible.

The September 30, 2024 and March 31, 2024 loans receivable from third parties have been fully collected.

NOTE 6 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of
	September 30, 2024	March 31, 2024
	(Unaudited)
Prepayment (1)	$47,143	$6,839
Other receivable (2)	21,931	17,554
Prepaid expenses (3)	51,712	20,733
Total prepaid expenses and other current assets	$120,786	$45,126

(1). Prepayments consist of balances paid to various suppliers for inventory purchases. Prepayments are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realization of the advance becomes doubtful. As of September 30, 2024 and March 31, 2024, there was no allowance of credit loss recorded as management believed that all of the prepayment balances were fully realizable.

(2). Other receivable primarily include rental security deposit paid to the landlords, which is fully refundable upon maturity of the lease agreements.

(3). Prepaid expenses primarily include prepaid rent, which are charged to expenses over the rent period.

NOTE 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	September 30, 2024	March 31, 2024
	(Unaudited)
Office equipment	$60,706	$59,002
Leasehold improvement	448,747	436,149
Subtotal of property and equipment	509,453	495,151
Less: accumulated depreciation	(465,684)	(383,519)
Property and equipment, net	$43,769	$111,632

Depreciation expenses amounted to $69,264 and $51,735, for the six months ended September 30, 2024 and 2023, respectively.

NOTE 8 –LEASES

Effective on April 1, 2021, the Company adopted Topic 842. At the inception of a contract, the Company determines if the arrangement is, or contains, a lease. ROU assets represent the Company’s right to use an underlying asset over the lease term and lease liabilities represent the Company’s obligation to make lease payments derived from the lease.

Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease terms. Rent expense is recognized on a straight-line basis over the lease terms.

Balance sheet information related to operating leases ROU assets and lease liabilities is as follows:

	As of
	September 30, 2024	March 31, 2024
	(Unaudited)
Operating lease right-of-use assets	$23,213	$16,220
Operating lease right-of-use assets- accumulated amortization	(10,792)	(8,315)
Operating lease right-of-use assets, net	12,421	7,905

Operating lease liabilities, current	13,459	8,723
Operating lease liabilities, non-current	-
Total operating lease liabilities	$13,459	$8,723

The weighted average remaining lease terms and discount rates for the operating lease for the six months ended September 30, 2024 and 2023 are as follows:

	September 30, 2024	September 30, 2023
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	1.6	2.1
Weighted average discount rate	4.23%	4.80%

For the six months ended September 30, 2024 and 2023, amortization of right-of-use operating lease assets amounted to $2,777 and $2,442, respectively.

The JRWP Operating Companies also have entered into multiple lease agreements with landlords to lease office and store space with original lease terms less than 12 months, which are not recognized as right-of-use operating lease assets in accordance with ASU 842. For the six months ended September 30, 2024 and 2023, operating lease expenses amounted to $133,468 and $120,699, respectively.

The following table summarizes the maturity of operating lease liabilities and future minimum payments of operating leases as of September 30, 2024:

Amounts
Twelve months ending September 30,
2025	$9,690
2026	4,223
Total lease payments	13,913
Less: imputed interest	(454)
Total operating lease liabilities	$13,459

NOTE 9— DEBT

The Company’s VIE entities, Dongying Yiqun and Zibo Lunsheng, borrowed short-term bank loans and bank notes from PRC banks as working capital funds. In addition, Beijing Management Co. and its subsidiary Jingrui Wangpu Shandong also borrowed loans from certain third-parties as working capital. As of September 30, 2024 and March 31, 2024, the Company’s short-term debt consisted of the following:

		As of
		September 30, 2024	March 31, 2024
		(Unaudited)
Short-term loans
Industrial and Commerce Bank of China Guangrao Branch	(1)	$199,498	$193,898
Sichuan XW Bank	(2)	35,024	34,552
China Merchant Bank	(3)	712	1,385
Shenzhen Qianhai WeBank	(4)	68,400	-
Weihai Commercial Bank	(5)	159,599	-
Total short-term loans		463,233	229,835

Long-term loan
Sichuan XW Bank, long-term loan	(2)	-	16,320
Total long-term loan		$-	$16,320

(a) Short-term and long-term bank loans:

(1)	On May 9, 2022, Dongying Yiqun, entered into a revolving short-term loan agreement with Industrial and Commerce Bank of China (“ICBC”) Guangrao Branch to borrow RMB 1.4 million (approximately $203,856) as working capital for one year, with loan maturity date on May 8, 2023. Upon timely repayment of the loan principal, the loan can be renewed every year until May 5, 2025. The loan bears variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 35 basis points. The effective rate was 4.05% per annum. The loan was fully repaid upon maturity.

On June 21, 2023, August 14, 2023 and December 23, 2023, Dongying Yiqun renewed the loan of RMB 500,000 (approximately $69,249), RMB 400,000 (approximately $55,400) and RMB 500,000 (approximately $69,249), respectively, with ICBC for one year, with loan maturity date on June 15, 2024, August 1, 2024 and December 22, 2024, respectively. These loan bear variable interest rates based on the prevailing interest rates set by the People’s Bank of China at the time of borrowing, plus 35 basis points. For the loan borrowed on June 21, 2023 and August 14, 2023, the effective interest rate was 3.90% per annum. For the loan borrowed on December 23, 2023, the effective interest rate was 3.80% per annum. As of March 31, 2024, loan payable to ICBC amounted to $193,898.

On June 15, 2024 and August 1, 2024, Dongying Yiqun repaid RMB 500,000 (approximately $71,249) and RMB 400,000 (approximately $57,000) to ICBC upon loan maturity, respectively. At the same time, Dongying Yiqun renewed a total of RMB 900,000 (approximately $128,249) loans with ICBC for one year as working capital, among which, RMB 500,000(approximately $71,249) new loan took effect on June 15, 2024 until the expiration date on June 10, 2025, with an effective interest rate of 3.80% per annum, and RMB 400,000 (approximately $57,000) new loan took effect on August 1, 2024  until the expiration date on July 31, 2025, with an effective interest rate of 3.70% per annum. As of September 30, 2024, loans payable to ICBC amounted to $199,498.

For the above-mentioned loans borrowed from ICBC, two related party individuals, Mr. Yi Tian, legal representative of Dongying Yiqun, and his wife, Ms. Lian Zhao, jointly provided guarantee to these loans. These two individuals also pledged their personal property as collaterals to provide additional guarantee to these loans (see Note 11).

(2)	On July 31, 2023, the Company’s VIE entity, Zibo Lunsheng, entered into a loan agreement with Sichuan WX Bank to borrow RMB 500,000 (equivalent to $69,249) as working capital for two years, with a fixed loan interest rate of 16.20% per annum and maturity date on August 4, 2025. There was no collateral and other loan covenant requirement on this loan. As of March 31, 2024, current portion of long-term loan amounted to $34,552 and non-current portion amounted to $16,320. During the six months ended September 30, 2024, Zibo Lunsheng repaid a portion of the loan to Sichuan WX Bank, as a result, the outstanding loan payable to Sichuan WX Bank amounted to RMB 245,785 (approximately $35,024) as of September 30, 2024.

(3)	On March 29, 2024, Jinan Zhongyue, entered into a loan agreement with China Merchant Bank Zibo Branch to borrow RMB 10,000 (equivalent to $1,385) as working capital for one year, with a fixed loan interest rate of 4.93% per annum and the maturity date of March 29, 2025. There was no collateral and other loan covenant requirement on this loan. During the six months ended September 30, 2024, Jinan Zhongyue repaid RMB 5,000 to China Merchant Bank Zibo Branch, and as a result, the outstanding loan payable to China Merchant Bank Zibo Branch amounted to RMB 5,000 (approximately $712) as of September 30, 2024.

(4)	On July 9, 2024, Zibo Lunsheng, entered into a revolving line of credit agreement with Shenzhen Qianhai WeBank to borrow funds as working capital. The agreement does not specify the specific amount available for borrowing. The line of credit agreement is for an initial term of one year, renewable for another one year if Zibo Lunsheng makes repayment on time upon maturity of any loan borrowed out of this line of credit. The interest rate will be determined based on the prevailing interest rates at the time of borrowing set by the People’s Bank of China at the time of borrowing, plus 2.67 to 3.77 basis points. Pursuant to this line of credit agreement, on August 30, 2024, Zibo Lunsheng borrowed RMB 90,000 (approximately $12,825) from Shenzhen Qianhai WeBank as working capital, with a loan maturity date of September 9, 2026 and an effective interest rate of 6.02% per annum. On September 29, 2024, Zibo Lunsheng borrowed additional RMB 390,000 (approximately $55,575) from Shenzhen Qianhai WeBank as working capital, with a loan maturity date of October 9, 2026 and an effective interest rate of 7.12% per annum. As of September 30, 2024, total loans payable to Shenzhen Qianhai WeBank amounted to $68,400. A related party, Mr. Chenglin Wang, legal representative of Zibo Lunsheng, signed a maximum loan guarantee agreement with Shenzhen Qianhai WeBank to guarantee a maximum loan of RMB 500,000 (approximately $71,249) that Zibo Lunsheng may borrow from Shenzhen Qianhai WeBank during the effective period of this line of credit agreement.

(5)	On July 9, 2024, Zibo Lunsheng, entered into a revolving line of credit agreement with Weihai Commercial Bank to borrow fund as working capital. The agreement does not specify the specific amount available for borrowing. The line of credit agreement is for an initial term of one year, renewable for another one year if Zibo Lunsheng makes repayment on time upon maturity of any loan borrowed out of this line of credit. The interest rate will be determined based on the prevailing interest rates at the time of borrowing set by the People’s Bank of China at the time of borrowing, plus 2.67 to 3.77 basis points. Pursuant to this line of credit agreement, on August 30, 2024, Zibo Lunsheng borrowed RMB 210,000 (approximately $29,925) from Weihai Commercial Bank as working capital, with a loan maturity date of September 9, 2026 and an effective interest rate of 6.02% per annum. On September 29, 2024, Zibo Lunsheng borrowed additional RMB 910,000 (approximately $129,674) from Weihai Commercial Bank as working capital, with a loan maturity date of October 9, 2026 and an effective interest rate of 7.12% per annum. As of September 30, 2024, total loans payable to Weihai Commercial Bank amounted to $159,599. A related party, Mr. Chenglin Wang, legal representative of Zibo Lunsheng, signed a maximum loan guarantee agreement with Weihai Commercial Bank to guarantee a maximum loan of RMB 3 million (approximately $427,497) that Zibo Lunsheng may borrow from Weihai Commercial Bank during the effective period of this line of credit agreement.

(b) Bank note payables:

From April 20, 2023 to January 30, 2024, the Company’s VIE entity, Dongying Yiqun, entered into multiple agreements with PRC banks (including Weifang Bank, Zheshang Bank, Yingkou Bank, Shengjing Bank, Changzhou Bank, etc.) to borrow an aggregate of $103,875 bank notes as working capital, each with a six months term. These bank notes have maturity dates ranging from October 20, 2023 to July 29, 2024. Dongying Yiqun was required to deposit 100% of the bank notes borrowing amount as restricted cash with above mentioned PRC banks as collaterals against these bank acceptance notes. These bank notes have been repaid before March 31, 2024.

During the six months ended September 30, 2024,  Dongying Yiqun, further entered into multiple agreements with PRC banks (including Dongying Bank, Qingdao Rural Commercial Bank and Tianjin Binhai Rural Commercial Bank, etc.) to borrow an aggregate of RMB 300,000 (approximately $42,750) bank notes as working capital, with six months term. These bank notes have maturity date ranging from October 9, 2024 to February 27, 2025. These bank notes have been repaid before September 30, 2024.

As of September 30, 2024 and March 31, 2024, there was no outstanding notes payable balance. The Company did not borrow additional bank notes as of the date of this report.

For the above-mentioned short-term bank loans and notes payables borrowed from PRC banks and financial institutions, interest expense amounted to $19,405 and $4,580 for the six months ended September 30, 2024 and 2023, respectively.

NOTE 10 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, no Cayman Islands withholding tax will be imposed upon the payment of dividends by the Company to its shareholders.

Hong Kong

Bai Zhi HK is incorporated in Hong Kong and is subject to profit taxes in Hong Kong at a rate of 16.5%. However, Bai Zhi HK did not generate any assessable profits arising in or derived from Hong Kong for the six months ended September 30, 2024 and 2023, and accordingly no provision for Hong Kong profits tax has been made in these periods.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% corporate income tax (“CIT”) rate while preferential tax rates, tax holidays, or exemptions may be granted on a case-by-case basis. The Company’s VIE entities and their subsidiaries are incorporated in the PRC. During the six months ended September 30, 2024 and 2023, Zhejiang JRWP Quanwu (including its subsidiaries, Beijing Jinnuo, Shanghai Jingqi, Beijing Management Co., Jingrui Wangpu Shandong, Binzhou E-commerce, Guangrao E-commerce, Yangxin E-commerce, and Wudi E-commerce), Zibo Lunsheng, Dongying Yiqun, Ji’nan Zhongyue and Yangxin Hongtai, all qualified as small-scaled minimal profit enterprises.

Based on the EIT Law of PRC, and according to the “Announcement on Issues Related to the Implementation of Inclusive Income Tax Reduction and Exemption Policy for Small and Low Profit Enterprises” issued by the State Taxation Administration (“STA”） dated on January 18, 2019, from January 1, 2019 to December 31, 2020, once an enterprise meets certain conditions (i.e., annual taxable income not exceeding RMB 3 million or approximately $0.4 million, number of employees not exceeding 300 and total assets not exceeding RMB 50 million or approximately $7.4 million) and is accordingly treated as a small-scale minimal profit enterprise, the portion of its taxable income less than RMB1 million (approximately $146,000) is subject to a reduced income tax rate of 5% and the portion of taxable income between RMB1 million (approximately $146,000) to RMB3 million (approximately $440,000) is subject to a reduced income tax rate of 10%. In addition, according to the “Announcement on Implementing the Preferential Income Tax Policies for Small-Scale Minimal Profit Enterprise and Individually-Owned Businesses” issued by STA dated on April 2, 2021, for qualified small-scaled minimal profit enterprise, the portion of its taxable income less than RMB1 million (approximately $146,000) is levied at a reduced income tax rate of 3% during the period from January 1, 2021 to December 31, 2022 and the portion of taxable income between RMB1 million (approximately $146,000) to RMB3 million (approximately $440,000) remained at a reduced rate of 10%. Furthermore, in order to further support the development of small-scaled minimal profit enterprises, on August 2, 2023, China’s Ministry of Finance (“MOF”) and STA jointly issued an announcement for tax implementation (the “MOF STA Announcement 2023 No. 12”), all small-scaled minimal profit enterprises are entitled to 50% reduction of resource tax (excluding water resource tax), urban maintenance and construction tax, property tax, urban land use tax, stamp duty (excluding stamp duty on securities transactions), arable land occupation tax, education surcharge and local education surcharge, and subject to a 20% CIT rate on 25% of their taxable income amount after the adjustment, which means the effective CIT rate for small-scaled minimal profit enterprises has been unified to 5% during the period from January 1, 2023, to December 31, 2027.

As a result of these corporate income tax cut incentives for small-scaled minimal profit enterprises, the Company’s VIE entities Dongying Yiqun, Zibo Lunsheng, Yangxin Hongtai and Ji’nan Zhongyue are subject to 10% income tax rate, while the Company’s VIE entity Zhejiang JRWP Quanwu and its subsidiaries are subject to 5% income tax rate for the six months ended September 30, 2024 and 2023. The impact of the tax holidays and exemptions noted above decreased PRC corporate income taxes by $93,386 and nil for the six months ended September 30, 2024 and 2023, respectively. The benefit of the tax holidays on net income per share (basic and diluted) of $0.01 and $0.00 for the six months ended September 30, 2024 and 2023, respectively.

(i)	The components of the income tax provision from Cayman Islands, Hong Kong, and China are as follows:

	For the Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
Current tax provision
Cayman Islands	$-	$-
Hong Kong	-	-
China	48,822	23,874
	48,822	23,874
Deferred tax provision
Cayman Islands	-	-
Hong Kong	-	-
China	-	-
	-	-
Income tax provision	$48,822	$23,874

The following table reconciles the Company’s effective income tax rate for the six months ended September 30, 2024 and 2023:

	For the six months ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
China statutory income tax rate	25.0%	25.0%
Effect of PRC tax holidays and exemptions	(17.7)%	(113.9)%
Permanent difference	0.0%	0.0%
Change in valuation allowance	1.3%	118.2%
Effective income tax rate	8.6%	29.3%

Deferred tax assets

The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized. Management considers new evidence, both positive and negative, that could affect the Company’s future realization of deferred tax assets including its recent cumulative earnings experience, expectation of future income, the carry forward periods available for tax reporting purposes and other relevant factors. The Company’s VIEs and subsidiaries of the VIEs in the PRC, include JRWP Quanwu, Beijing Jinnuo, Shanghai Jingqi, Beijing Management Co., Binzhou E-commerce and Yangxin E-commerce have also reported recurring operating losses since 2021 up to March 31, 2024. During the six months ended September 30, 2024, Beijing Jinnuo, Shanghai Jingqi and Binzhou E-commerce continued to incur net loss, while JRWP Quanwu, Beijing Management Co., and Yangxin E-commerce started to generate profit.

Management concluded that the chances for the above mentioned VIEs and subsidiaries of the VIEs that suffered recurring losses in the prior period to become profitable in the foreseeable near future and to utilize their net operating loss carry forwards were remote. Accordingly, the Company provided full valuation allowance for the deferred tax assets of these subsidiaries and VIEs for the six months ended September 30, 2024 and 2023, respectively.

(b)	Taxes payable

Taxes payable consist of the following:

	September 30, 2024	March 31, 2024
	(Unaudited)
Income tax payable	$324,038	$266,598
Value added tax payable, net	1,036,794	925,316
Other taxes payable	5	3
Total taxes payable	$1,360,837	$1,191,917

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2024 and March 31, 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the six months ended September 30, 2024 and 2023. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from September 30, 2024. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. As of September 30, 2024, all of the tax returns of the Company’s PRC subsidiaries, VIEs and subsidiaries of the VIEs remain available for statutory examination by PRC tax authorities.

NOTE 11 — RELATED PARTY TRANSACTIONS

a.	Nature of relationships with related parties

Name	Relationship with the Company
Mr. Xuejun Liu	Director of the Company before April 30, 2024; ex-shareholder held 84.3% of the voting interest of the Company before February 19, 2024; holding 35% ownership interest in Beijing Textron Rexing Software Co., Ltd. ("Beijing Textron") on behalf of Haojia Liu.
Mr. Haojia Liu	Son of Mr. Xuejun Liu; controlling shareholder of the Company; one of the board members of Zhejiang JRWP Quanwu and its subsidiary Shanghai Jingqi; 3.5% shareholder of Beijing Textron, also holding 43.66% ownership interest in Zhejiang JRWP Quanwu
Mr. Gang Luo	One of the board members of Shanghai Jingqi and holding 10% ownership interest in Shanghai Jingqi
Ms. Honge Ma	Wife of Mr. Xuejun Liu
Ms. Meijuan Han	Legal representative of the Company's VIE entity Zhejiang JRWP Quanwu and legal representative of Beijing Textron
Beijing Textron	Executive partner and largest shareholder of (1) Shenzhen Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Shenzhen JRWP E-Commerce”), holding 98% ownership in Shenzhen JRWP E-Commerce and (2) Hangzhou Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Hangzhou JRWP E-Commerce”), holding 95.5% ownership interest in Hangzhou JRWP E-Commerce; and the largest shareholder of (3) Shanghai Jingrui Wangpu E-Commerce Partnership (Limited Partnership) (“Shanghai JRWP E-Commerce”), holding 98% ownership interest in Shanghai JRWP E-Commerce. Indirectly owns 87.95% ownership interest in the Company’s VIE entity Zhejiang JRWP Quanwu. Ms. Meijuan Han serves as the legal representative of this entity. Provided working capital loan to the JRWP Operating Companies as of in the fiscal year ended March 31, 2024.
Shenzhen JRWP E-Commerce	Shareholder of Zhejiang JRWP Quanwu, holding 10% ownership interest in Zhejiang JRWP Quanwu
Hangzhou JRWP E-Commerce	Shareholder of Zhejiang JRWP Quanwu, holding 10% ownership interest in Zhejiang JRWP Quanwu
Shanghai JRWP E-Commerce	Shareholder of Zhejiang JRWP Quanwu, holding 70% ownership interest in Zhejiang JRWP Quanwu
Ms. Juanjuan Si	Director and chairperson of the Board of Directors of the Company; executive partner of Shanghai JRWP E-Commerce, holding 0.5% equity interest; 20% shareholder of Beijing Textron
Shanghai Longde	Ms. Juanjuan Si is the executive partner of this entity, holding 90% equity interest in it. In addition, this entity is a 5% shareholder of Shanghai Jingqi. Borrowed fund from the JRWP Operating Companies as of September 30, 2024.
Ms. Xiufeng Cheng	Mother of Mr. Xuejun Liu
Binzhou Jingrui Network Technology Co., Ltd.	Provided working capital loan to support the PRC operating entities’ business operations. Ms. Xiufeng Chen is the legal representative of this entity.
Mr. Guanghui Kong	One of the board members of Zhejiang JRWP Quanwu. Legal representative of Beijing Management Co and Jingrui Wangpu Shandong; 5% Shareholder of Beijing Textron.
Mr. Shengchun Li	Our chief marketing officer before April 30, 2024 and director before December 18, 2023; holding 5% ownership interest in Beijing Textron on behalf of Juanjuan Si. Legal representative of Binzhou Hongtai Commercial and Trading Co., Ltd. (“Binzhou Hongtai”) until August 30, 2023; and 99.01% shareholder of Binzhou Hongtai.
Binzhou Hongtai	Borrowed funds from the PRC operating entities in the fiscal year 2022. Mr. Shengchun Li, our chief marketing officer before April 30, 2024 and director before December 18, 2023, was the legal representative before August 30, 2023 and 99.01% shareholder of this entity.
Mr. Jianzhong Liu	Holding 5% ownership interest in Beijing Textron on behalf of Juanjuan Si
Ms. Ruixue Chou	Legal representative of the Company's VIE entity Ji'nan Zhongyue, holding 30% ownership interest in Ji'nan Zhongyue
Mr. Xiaolin Wang	Supervisor of the Company's VIE entity Ji'nan Zhongyue, holding 70% ownership interest in Ji'nan Zhongyue. 4% Shareholder of Beijing Textron
Mr. Yi Tian	Legal representative and general manager of the Company's VIE entity Dongying Yiqun, holding 93.33% ownership interest in Dongying Yiqun on behalf of Jun Chang
Ms. Lian Zhao	Wife of Mr. Yi Tian
Ms. Bing Tian	Daughter of Mr. Yi Tian.
Ms. Qian Tian	Daughter of Mr. Yi Tian. Provided working capital loans to the JRWP Operating Companies as of September 30, 2024 and March 31, 2024
Dongying Borui Da Trading Co., Ltd (“Borui Da”)	Ms. Qian Tian is the legal representative and 95% shareholder of this entity. Borui Da had revenue, purchases and accounts payable transactions with the JRWP Operating Companies in fiscal year 2023 and 2024 and in the six months ended September 30, 2024 and 2023.
Mr. Jun Chang	Supervisor of Beijing Management Co's subsidiary JRWP Shandong; supervisor of the Company's VIE entity Dongying Yiqun; holding 3.33% ownership interest in Dongying Yiqun; 2% Shareholder of Beijing Textron.
Mr. Chenglin Wang	Legal representative of the Company's VIE entity Zibo Lunsheng; holding 100% equity interest in Zibo Lunsheng on behalf of Xiaolin Wang
Ms. Xueying Liu	Legal representative of Beijing Management Co's subsidiary Yangxin Jingrui Wangpu; legal representative of the Company's VIE entity Shandong Yangxin; holding 50% ownership interest in Shandong Yangxin on behalf of Haojia Liu.
Shandong Yangxin Caida Electric Appliance Co., Ltd. (“Yangxin Caida”)	Mr. Jianzhong Liu is the legal representative of this entity and also holds 50% ownership interest in it. Mr. Shurong Li is the supervisor of this entity, holding 50% ownership interest in it on behalf of Haojia Liu. Yangxin Caida had purchases and accounts payable transactions with the PRC operating entities in the fiscal year 2023
Mr. Pengpeng Ma	Holding 50% equity interest in the Company's VIE entity Shandong Yangxin before April 1, 2023 on behalf of Haojia Liu.
Ms. Zhiyan Zhang	Supervisor of Shanghai Jingqi; 40% shareholder of Binzhou Jingrui Trading Co., Ltd. (see below)
Ms. Xiufang Ma	Holding 5% equity interest in Beijing Textron on behalf of Juanjuan Si.
Ms. Yanxia Cui	Supervisor of Beijing Textron and Zhejiang JRWP Quanwu; legal representative of Binzhou Jingrui Trading Co., Ltd.; holding 60% ownership interest in Binzhou Jingrui Trading Co., Ltd.
Binzhou Jingrui Trading Co., Ltd.	An entity controlled by Ms. Zhiyan Zhang and Ms. Yanxia Cui. Ms. Zhiyan Zhang holds 40% ownership and Ms. Yanxia Cui holds 60% ownership in this entity. Binzhou Jingrui Trading Co., Ltd. provided working capital loan to support the PRC operating entities’ business operations.
Shandong Lijiabo Trade Co., Ltd. (“Shandong Lijiabo”)	Mr.Boxiang Chou, brother of Ms. Ruixue Chou, holds 30% ownership interest in Shandong Lijiabo. This entity had purchases and accounts payable transactions with the PRC operating entities in the fiscal year 2024 and 2023, and in the six months ended September 30, 2024.

b.	Revenue and accounts receivable by related parties

Revenue and accounts receivable from related parties consists of the following:

		Revenue from related party		Accounts receivable from related party
		For the six months ended September 30,		As of
Name	Nature	2024	2023	September 30, 2024	March 31, 2024
		(Unaudited)	(Unaudited)	(Unaudited)
Borui Da	Electric appliance sales	$-	$2,313	$-	$-
Total		$-	$2,313	$-	$-

c.	Dues from related parties

Due from related parties consists of the following:

	As of
	September 30, 2024	March 31, 2024
	(Unaudited)
Mr. Xuejun Liu	$20,571	$2,351
Shanghai Longde E-Commerce Partnership (Limited Partnership)	28,955	-
Mr. Xiaolin Wang	116,348	-
Ms. Ruixue Chou	10,060	-
Total due from related parties	$175,934	$2,351

The Company has, in the past, advanced cash to related parties for business purpose and recorded advances as due from related parties in the unaudited condensed consolidated financial statements. Such advances were non-interest bearing and due upon demand. For amounts due from related parties, 100% of the March 31, 2024 balances have been collected. The September 30, 2024 balance has been fully collected. The Company does not have the intention to make cash advances to related parties in the future.

d.	Dues to related parties

Dues to related parties consists of the following:

	As of
	September 30, 2024	March 31, 2024
	(Unaudited)
Beijing Textron Rexing Software Co., Ltd.	$-	$21,533
Jinan Longde E-Commerce Partnership (Limited Partnership)	-	485
Shanghai Longde E-Commerce Partnership (Limited Partnership)	-	969
Mr. Haojia Liu	2,191	-
Ms. Qian Tian	17,037	41,720
Mr. Xiaolin Wang	-	20,042
Ms. Bing Tian	3,078	1,496
Ms. Lian Zhao	29	28
Mr. Chenglin Wang	9,544	2,049
Total due to related parties	$31,879	$88,322

As of September 30, 2024 and March 31, 2024, the balance of due to related parties was comprised of advances from the Company’s related parties and was used for working capital during the Company’s normal course of business. Such advances were non-interest bearing and due on demand.

e.	Purchases and accounts payable, related party

The purchase by a certain related party during the six months ended September 30, 2024 and 2023, and the outstanding accounts payable to a certain related party as of September 30, 2024 and March 31, 2024 consisted of the following:

		Purchase from related party		Accounts payable from related party
		For the six months ended September 30 (Unaudited)		As of
Name	Nature	2024	2023	September 30, 2024	March 31, 2024
Borui Da	Electric appliance sales	$484,097	$416,569	$-	$15,343
Shandong Lijiabo	Electric appliance sales	467,290	441,924	-	52,072
Yangxin Caida	Electric appliance sales	-	64,807	-	-
Total		$951,387	$923,300	$-	$67,415

f.	Prepayment, related parties

Prepayment, related parties, consisted of the following:

Name	Nature	As of September 30, 2024	March 31, 2024
Borui Da	Electric appliance sales	$5,868	$-
Shandong Lijiabo	Electric appliance sales	240,112	-
Total		$245,980	$-

Prepayment represents advance payment to suppliers for purchase of electric appliance products. Approximately 32.1% of the September 30, 2024 balance has been subsequently realized when the related party suppliers delivered the electric appliance products to the Company. The remaining balance is expected to be realized by January 2025.

g.	Loan guarantees provided by related parties

In connection with the Company’s short-term bank loans borrowed from ICBC, two related party individuals, Mr. Yi Tian, legal representative of the Company’s VIE entity Dongying Yiqun, and his wife, Ms. Lian Zhao, jointly provided guarantee to these loans. These two individuals also pledged their personal property as collaterals to provide additional guarantee to these loans (see Note 9).

In connection with the Company’s short-term loans borrowed from Shenzhen Qianhai WeBank and Weihai Commercial Bank, a related party, Mr. Chenglin Wang, legal representative of Zibo Lunsheng, signed a maximum loan guarantee agreement with Shenzhen Qianhai WeBank and Weihai Commercial Bank to guarantee the loans (see Note 9).

NOTE 12- Risks and Concentration

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from short-term bank loans and borrowings from the financial institutions in terms of bank notes payable. Borrowings issued at variable rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b)	Concentration of credit risk

The Company's cash balances in the PRC are insured by the PRC financial institution deposit insurance program up to a limit of RMB 500,000. The PRC financial institution pays compensation up to a limit of RMB 500,000 (approximately $71,249) if the amount of principal and interest on deposits in the insured bank account owned by the same individual or corporate entity is less than RMB 500,000 (approximately $71,249). As of September 30, 2024 and March 31, 2024, cash balance of $96,626 and $91,581, respectively, were maintained at financial institutions in PRC and all of these balances were insured by the PRC financial institution deposit insurance program.

The Company is also exposed to risk from its accounts receivable and advances to vendors. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at the exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

The Company’s functional currency is the RMB whose reporting currency is the U.S. dollars. The RMB depreciated by 4.6% from March 31, 2023 to March 31, 2024, and further depreciated 0.5% from March 31, 2024 to September 30, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

c)	Concentration of customers and vendors

The Company does not manufacture electric appliance products, but purchases the products from third-party suppliers, including electric appliance manufacturers and trading companies. The Company sells electric appliance products to individual consumers or wholesale distributors. The Company also provides electric appliance sales related services to electric appliance product consumers and to other business entities in the electric appliance industry.

Substantially all of the Company’s revenue was derived from customers located in China. For the six months ended September 30, 2024 and 2023, no single customer accounted for more than 10% of the Company’s total revenues, respectively. As of September 30, 2024, two customers accounted for 37.2% and 11.1% of the total accounts receivable balance, respectively. As of March 31, 2024, one customer accounted for 12.2% of the total accounts receivable balance.

For the six months ended September 30, 2024, two vendors accounted for 32.9% and 10.1% of the Company’s total purchases, respectively. For the six months ended September 30, 2023, four vendors accounted for 33.3%, 12.3%, 11.6% and 10.1% of the Company’s total purchases, respectively.

As of September 30, 2024, one supplier accounted for 89.6% the total accounts payable balance. As of March 31, 2024, two suppliers accounted for 42.5% and 43.8% of the total accounts payable balance.

d)	VIE risk

Under the VIE Agreements, the Company has the power to direct activities of the consolidated VIEs and subsidiaries of the VIEs through Zhejiang JRWP Industrial and can have assets transferred freely out of the VIEs and subsidiaries of the VIEs without restrictions. Therefore, the Company considers that there is no asset of the VIEs that can only be used to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately $1.9 million and $1.9 million as of September 30, 2024 and March 31, 2024, respectively. Since the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Law, creditors of the VIEs and VIEs’ subsidiaries do not have recourse to the general credit of the Company.

The Company believes that the VIE Agreements are in compliance with PRC laws and regulations, as applicable, and are legally binding and enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the VIE Agreements.

In addition, if the current structure or any of the VIE Agreements were found to be in violation of any existing or future PRC law, the Company may be subject to penalties, which may include, but not limited to, cancellation or revocation of the Company’s business and operating licenses and being required to restructure the Company’s operations or terminate the Company’s operating activities. The imposition of any of these or other penalties may result in a material and adverse effect on the Company’s ability to conduct its operations. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs.

NOTE 13 — SHAREHOLDERS’ EQUITY

Ordinary Shares

Jingrui Wang Pu was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on November 27, 2017. The share capital of Jingrui Wang Pu is $50,000 divided into (i) 90,000,000 Class A Ordinary Shares and (ii) 10,000,000 Class B Ordinary Shares, with par value of $0.0005 per share. The total number of shares of Ordinary Shares issued and outstanding is 20,000,000, which consists of 13,000,000 shares of Class A Ordinary Shares and 7,000,000 shares of Class B Ordinary Shares. Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of stockholders, each share of Class A Ordinary Shares is entitled to one vote, and each share of Class B Ordinary Shares is entitled to 10 votes. Class B ordinary share is convertible into Class A ordinary share at any time after issuance at the option of the holder on a one-to-one basis. Based on the management’s analysis in accordance with ASC 815, the conversion feature of Class B ordinary share does not meet the definition of a derivative and is not required to be bifurcated from the Class B ordinary share and accounted for separately. The shares of Class A Ordinary Shares are not convertible into shares of any other class. The numbers of authorized and outstanding Ordinary Shares were retroactively applied as if the transaction occurred at the beginning of the period presented (see Note 1).

Capital contribution

During the years ended September 30, 2022, the shareholders of the Company’s VIE entity, Zhejiang JRWP Quanwu, contributed an aggregate of $402,504 (RMB 2,565,000) to increase the paid in capital and additional paid-in capital of Zhejiang JRWP Quanwu, to support its business operations. There was no additional capital contribution during the fiscal year ended March 31, 2023 and during the six months ended September 30, 2023.

During the six months ended September 30, 2024, shareholders of Jingrui Wang Pu made capital contribution of $10,000 as paid-in capital of Jingrui Wang Pu.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its PRC subsidiaries and VIEs. Relevant PRC statutory laws and regulations permit payments of dividends by WFOE, subsidiary of the WFOE, the VIEs and subsidiaries of the VIEs (collectively, “JRWP PRC entities”) only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of JRWP PRC entities.

The JRWP PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the JRWP PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at their discretions. The JRWP PRC entities may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange. As of September 30, 2024 and March 31, 2024, the JRWP PRC entities did not make appropriations to the statutory surplus reserve and the discretionary surplus reserve because of immaterial amount of retained earnings as of September 30, 2024 and March 31, 2024, respectively.

As a result of the foregoing restrictions, the JRWP PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the JRWP PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of September 30, 2024 and March 31, 2024, amounts restricted are the paid-in-capital of the JRWP PRC entities, which amounted to approximately $1.9 million and $1.9 million, respectively.

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate to have a material adverse impact on the Company’s unaudited condensed consolidated financial position, results of operations and cash flows.

Variable interest entity structure

It is the opinion of management that (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of the WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of the Company’s management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

NOTE 15 — SEGMENT REPORTING

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker in order to allocate resources and assess performance of the segment.

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operating results by the revenue of different services. Based on management’s assessment, the Company has determined that it has three operating segments by revenue and service type as defined by ASC 280, including electric appliance Sales, electric appliance sales related services and rental service business.

The following tables present summary information by segment for the six months ended September 30, 2024 and 2023, respectively:

	For the six months ended September 30, 2024
	Electric appliance sales	Electric Appliance Sales Related Services	Rental Service Business	Total
Revenue	$5,442,529	$716,518	$5,003	$6,164,050
Cost of revenue	4,055,844	533,958	3,728	4,593,530
Gross profit	1,386,685	182,560	1,275	1,570,520
Operating expenses	867,687	114,233	798	982,718
Income from operations	518,998	68,327	477	587,802
Income tax provision	43,107	5,675	40	48,822
Net income	459,140	60,447	422	520,009
Depreciation and amortization	62,096	8,175	57	70,328
Capital expenditure	-	-	-	-
Total reportable assets	$4,446,347	$585,369	$4,087	$5,035,803

	For the six months ended September 30, 2023
	Electric appliance sales	Electric Appliance Sales Related Services	Rental Service Business	Total
Revenue	$4,685,285	$226,323	$5,057	$4,916,665
Cost of revenue	3,721,012	179,744	4,016	3,904,772
Gross profit	964,273	46,579	1,041	1,011,893
Operating expenses	883,528	42,679	954	927,161
Income from operations	80,745	3,900	87	84,732
Income tax provision	22,750	1,099	25	23,874
Net income	54,770	2,646	59	57,475
Depreciation and amortization	50,154	2,423	54	52,631
Capital expenditure	223,215	10,782	241	234,238
Total reportable assets	$3,363,940	$162,495	$3,631	$3,530,066

NOTE 16 — SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through January 13, 2024, which was the date of the unaudited condensed consolidated financial statements were issued, and determined that no other events that would have required adjustment or disclosure in the unaudited condensed consolidated financial statements.

JINGRUI WANG PU HOLDINGS GROUP LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 —CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X require the condensed financial information of the parent company to be filed when the restricted net assets of consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year. The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with such requirement and concluded that it was applicable to the Company as the restricted net assets of the Company’s PRC subsidiary and VIEs exceeded 25% of the consolidated net assets of the Company, therefore, the unaudited condensed financial statements for the parent company are included herein.

For purposes of the above test, restricted net assets of consolidated subsidiaries and VIEs shall mean that amount of the Company’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries and VIEs in the form of loans, advances or cash dividends without the consent of a third party.

The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s unaudited condensed consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries and VIEs. Such investment is presented on the condensed balance sheets as “Investment in subsidiaries and VIEs” and the respective profit or loss as “Equity in earnings of subsidiaries and VIEs” on the condensed statements of comprehensive income.

The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the unaudited condensed consolidated financial statements of the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S GAAP have been condensed or omitted.

The Company did not pay any dividend for the periods presented. As of September 30, 2024 and March 31, 2024, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except for those which have been separately disclosed in the unaudited condensed consolidated financial statements, if any.

JINGRUI WANG PU HOLDINGS GROUP LTD.

PARENT COMPANY BALANCE SHEETS

	September 30, 2024	March 31, 2024
	(Unaudited)
ASSETS
Non-current assets
Investment in subsidiaries and VIEs	$2,677,861	$2,074,007

Total assets	$2,677,861	$2,074,007

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES	$-	$-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary Shares, $0.0005 par value, 100,000,000 shares authorized, 20,000,000 shares issued and outstanding as of September 30, 2024 and March 31, 2024,respectively, including:
Class A Ordinary Shares, $0.0005 par value, 90,000,000 shares authorized, 13,000,000 shares issued and outstanding	6,500	6,500
Class B Ordinary Shares, $0.0005 par value, 10,000,000 shares authorized, 7,000,000 shares issued and outstanding	3,500	3,500
Additional paid-in capital	1,899,677	1,889,677
Retained earnings	713,939	193,880
Accumulated other comprehensive income (loss)	54,245	(19,550)
Total shareholders’ equity	$2,677,861	$2,074,007

Total liabilities and shareholders’ equity	$2,677,861	$2,074,007

*	The share amounts are presented on a retrospective basis, see Note 13

JINGRUI WANG PU HOLDINGS GROUP LTD.

PARENT COMPANY STATEMENTS OF COMPREHENSIVE INCOME

	For the Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
EQUITY IN EARNINGS OF SUBSIDIARIES AND VIEs	$520,059	$57,455

NET INCOME	520,059	57,455
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS	73,795	(67,738)
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE COMPANY	$593,854	$(10,283)

JINGRUI WANG PU HOLDINGS GROUP LTD.

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Six Months Ended September 30,
	2024	2023
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$520,059	$57,455
Adjustments to reconcile net cash flows from operating activities:
Equity in earnings of subsidiaries and VIEs	(520,059)	(57,455)
Net cash used in operating activities	-	-

CHANGES IN CASH AND RESTRICTED CASH	-	-

CASH AND RESTRICTED CASH, beginning of the period	-	-

CASH AND RESTRICTED CASH, end of the period	$-	$-

Until [●], 2024 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[●] Class A Ordinary Shares

Jingrui Wang Pu Holdings Group Ltd.

Prospectus dated [●], 2024

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

The post-offering memorandum and articles of association that we expect to adopt and to become effective immediately prior to the completion of this offering provide that every director (including any alternate director appointed), secretary, assistant secretary, or other officer for the time being and from time to time of the Company (but not including the Company’s auditors) and the personal representatives of the same (each an “Indemnified Person”) shall be indemnified and secured harmless against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such Indemnified Person, other than by reason of such Indemnified Person’s own dishonesty, willful default or fraud, in or about the conduct of the Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Purchaser	Securities	Date of Issuance	Number of Ordinary Shares	Consideration ($)
JINGRUI YADE LIMITED(1)	Class B Ordinary Shares	September 21, 2022	7,000,000	3,500.00
JINGRUI YAJING LIMITED	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YAFANG LIMITED(2)	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YAHUI LIMITED	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YAMEI LIMITED	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YANING LIMITED(2)	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YARONG LIMITED	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YASHI LIMITED	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YAXIN LIMITED	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YAXUAN LIMITED	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YAYUE LIMITED(2)	Class A Ordinary Shares	September 21, 2022	1,000,000	500.00
JINGRUI YARU LIMITED	Class A Ordinary Shares	September 21, 2022	800,000	400.00
JINGRUI MALL LIMITED	Class A Ordinary Shares	September 21, 2022	698,000	349.00
JINGRUI YAXIU LIMITED	Class A Ordinary Shares	September 21, 2022	600,000	300.00
JINGRUI YAQIAN LIMITED	Class A Ordinary Shares	September 21, 2022	400,000	200.00
JINGRUI YACHU LIMITED	Class A Ordinary Shares	September 21, 2022	300,000	150.00
JINGRUI YAJIE LIMITED	Class A Ordinary Shares	September 21, 2022	200,000	100.00

(1)	JINGRUI YADE LIMITED transferred 7,000,000 Class B Ordinary Shares of the Company to JINGRUI MALL LIMITED on February 19, 2024.

(2)	Each of JINGRUI YAFANG LIMITED, JINGRUI YANING LIMITED, and JINGRUI YAYUE LIMITED transferred 1,000,000 Class A Ordinary Shares of the Company respectively to JINGRUI YASHI LIMITED on February 19, 2024.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hangzhou, People’s Republic of China, on January 14, 2025.

Jingrui Wang Pu Holdings Group Ltd.

By:	/s/ Pingchao Zhu
Pingchao Zhu
Chief Executive Officer
(Principal Executive Officer)

Powers of Attorney

Each person whose signature appears below constitutes and appoints Pingchao Zhu as attorneys-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of securities of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such securities, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Pingchao Zhu	Chief Executive Officer	January 14, 2025
Name: Pingchao Zhu	(Principal Executive Officer)

/s/ Xiyan Li	Chief Financial Officer	January 14, 2025
Name: Xiyan Li	(Principal Accounting and Financial Officer)

/s/ Juanjuan Si	Director, and Chairperson of the Board of Directors	January 14, 2025
Name: Juanjuan Si

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of Jingrui Wang Pu Holdings Group Ltd., has signed this registration statement thereto in New York, NY on [●], 2025.

[●]
Authorized U.S. Representative

By:
	Name:	[●]
	Title:	[●]

EXHIBIT INDEX

Description
1.1*	Form of Underwriting Agreement

3.1*	Form of Amended and Restated Memorandum and Articles of Association

4.1*	Specimen Certificate for Class A Ordinary Shares

4.2*	Form of Representative’s Warrants

5.1*	Opinion of Harney Westwood & Riegels regarding the validity of the Class A Ordinary Shares being registered

5.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding the enforceability of Representative’s Warrants

8.1*	Beijing DOCVIT Law Firm regarding People’s Republic of China Taxation

10.1*	Form of Employment Agreement by and between executive officers and the Registrant

10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers

10.3*	English Translation of the Power of Attorney executed by each VIE shareholder, accepted by Zhejiang JRWP Industrial and acknowledged by the VIE dated February 20, 2024

10.4*	English Translation of the Equity Pledge Agreement by and among Zhejiang JRWP Industrial, the VIE and the VIE shareholder dated February 20, 2024

10.5*	English Translation of the form of Spousal Consent granted by the spouse of each individual shareholder of the VIE, as currently in effect, and a schedule of all executed Spousal Consent adopting the same form

10.6*	English translation of the Exclusive Option Agreement by and among Zhejiang JRWP Industrial, the VIE and the VIE shareholder dated February 20, 2024

10.7*	English translation of the Exclusive Business Cooperation Agreement by and between our Zhejiang JRWP Industrial and the VIE dated February 20, 2024

10.8*	English Translation of Brand Exclusive Store Sales Operation Contract by and between Boxi Electric Appliance (China) Co., Ltd and Dongying Borui Da Trading Co., Ltd dated March 1, 2024

10.9*	English Translation of Electric Appliance Purchase Agreement by and between Dongying Borui Da Trading Co., Ltd and Dongying Yiqun Commerce and Trade Co., Ltd. dated December 15, 2023

10.10*	English Translation of Electric Appliance Framework Contract by and between Zibo Lunsheng Commerce and Trade Co., Ltd. and Zibo Shuihe Trading Co., Ltd. dated June 1, 2023

10.11*	English Translation of Electric Appliance Framework Contract by and between Zibo Lunsheng Commerce and Trade Co., Ltd. and Shandong Lijiabo Trading Co., Ltd. dated August 1, 2023

10.12*	English Translation of the Office Lease Agreement by and between Zhejiang Guangfu Property Co., Ltd. and Zhejiang Jingrui Wangpu Quanwu Household Appliance Group Co., Ltd. dated April 10, 2024

10.13*	English Translation of the House Leasing Contract by and between Shujun Zhang and Beijing Jinnuo Baizhi Technology Co., Ltd. dated January 28, 2024

10.14*	English Translation of the House Leasing Contract by and between Yuan Zhao and Beijing Jinnuo Baizhi Technology Co., Ltd. dated December 1, 2023

10.15*	English Translation of the House Leasing Contract by and between Hongmei Zhao and Beijing Jinnuo Baizhi Technology Co., Ltd. dated December 1, 2023

10.16*	English Translation of the Warehouse Leasing Contract by and between Dongying Yiqun Commerce and Trade Co., Ltd. dated March 30, 2024

10.17*	English Translation of the Warehouse Contract by and between Zibo Jiuxing Gongmao Co. Ltd. and Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd. dated July 1, 2024

10.18*	English Translation of the Warehouse Leasing Contract by and between Shulan Gao and Shandong Yangxin Hongtai Commerce and Trade Co., Ltd dated August 31, 2023

10.19*	English Translation of the House Leasing Contract by and between Yanlin Liu and Shandong Yangxin Hongtai Commerce and Trade Co., Ltd dated May 1, 2024

10.20*	English Translation of the House Leasing Contract by and between Qian Tian and Dongying Yiqun Commerce and Trade Co., Ltd. dated March 29, 2024

10.21*	English Translation of the House Leasing Contract by and between Yi Tian and Dongying Yiqun Commerce and Trade Co., Ltd. dated March 29, 2024

10.22*	English Translation of the House Leasing Contract by and between Fang Wang and Dongying Yiqun Commerce and Trade Co., Ltd. dated June 9, 2024

10.23*	English Translation of the House Leasing Contract by and between Panpan Liu and Dongying Yiqun Commerce and Trade Co., Ltd. dated June 9, 2024

10.24*	English Translation of the House Leasing Contract by and between Guoyuan Li and Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd. dated April 10, 2024

10.25*	English Translation of Red Star Macalline Exhibition Space Lease and Management Service Contract by and between Ruixue Chou, Shandong Yueju New Energy Technology Development Co. Ltd., and Shanghai Red Star Macalline Brand Management Co. Ltd. Zhoucun Branch effective from July 1, 2024. (for Siemens retail store)

10.26*	English Translation of Red Star Macalline (Zibo Store) Exhibition Service Contract by and between Zibo Lunsheng Commerce and Trade Co., Ltd. and Shanghai Red Star Macalline Brand Management Co. Ltd. Zibo Branch dated July 10, 2024

10.27*	English Translation of Red Star Macalline Exhibition Space Lease and Management Service Contract by and between Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd., Zibo Nanquan Business Management Co. Ltd., and Shanghai Red Star Macalline Brand Management Co. Ltd. Zibo Branch effective from July 1, 2024. (for Bosch retail store)

10.28*	English Translation of the Lease Agreement by and between Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd. and Zibo Easyhome Home Building Materials Co. Ltd. effective from August 1, 2024

10.29*	English Translation of Red Star Macalline Exhibition Space Lease and Management Service Contract by and between Ji’nan Zhongyue Shengtai Economic and Trade Co., Ltd., Zibo Nanquan Business Management Co. Ltd., and Shanghai Red Star Macalline Brand Management Co. Ltd. Zibo Branch effective from July 1, 2024 (for Siemens retail store) effective from August 1, 2023

10.30*	English Translation of the Lease Agreement by and between Zhejiang Jingrui Wangpu Quanwu Household Appliance Group Co., Ltd. and Junping Qian dated June 30, 2024

10.31*	English Translation of the Lease Agreement by and between Zibo Lunsheng Commerce and Trade Co., Ltd. and Zibo Hongcheng Property Co. Ltd. dated August 15, 2022

21.1*	Subsidiaries

23.1*	Consent of Simon & Edward, LLP

23.2*	Consent of Harney Westwood & Riegels (included in Exhibit 5.1)

23.3*	Consent of Beijing DOCVIT Law Firm (included in Exhibit 8.1)

23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Audit Committee Charter

99.3*	Compensation Committee Charter

99.4*	Nominating and Corporate Governance Charter

99.5*	Consent of Siqing Lian

99.6*	Consent of Yuxia Jia

99.7*	Consent of Xuxi Li

107*	Calculation of Filing Fee Tables

*	To be filed by amendment.